As filed with the Securities and Exchange Commission on June 24, 1998
                                Registration Nos.
                                       No.

     ----------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
      ---------------------------------------------------------------------

                                    FORM N-4
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [x]
                          Pre-Effective Amendment No.
                          Post-Effective Amendment No.
                                       and
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [x]
                                  Amendment No.


                              SEPARATE ACCOUNT VA-7
                           (Exact Name of Registrant)

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
                               (Name of Depositor)

  Transamerica Square, 401 North Tryon Street, Charlotte, North Carolina 28202
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including Area Code: (704) 330-5600

Name and Address of Agent for Service:   Copy to:

JAMES W. DEDERER, Esq.                   FREDERICK R. BELLAMY, Esq.
General Counsel and Secretary            Sutherland, Asbill & Brennan LLP
Transamerica Life Insurance              1275 Pennsylvania Avenue, N.W.
and Annuity Company                      Washington, D.C. 20004-2415
1150 South Olive Street
Los Angeles, California  90015-2211

Approximate  date of proposed  public  offering:
As soon as  practicable  after effectiveness of the Registration Statement.

                      Title of securities being registered:
              Flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                              CROSS REFERENCE SHEET
                              Pursuant to Rule 495

                    Showing Location in Part A (Prospectus),
             Part B (Statement of Additional Information) and Part C
           of Registration Statement Information Required by Form N-4

                                                           PART A

Item of Form N-4                                              Prospectus Caption
1.    Cover Page..............................................    Cover Page

2.    Definitions.............................................    Definitions

3.    Synopsis................................................    Summary of this Prospectus;
                                                                  Variable Account Fee Table

4.    Condensed Financial Information.........................    Condensed Financial Information

5.    General
      (a)  Depositor..........................................    Transamerica and the Separate
                                                                  Account
      (b)  Registrant.........................................    Transamerica and the Separate
                                                                  Account
      (c)  Portfolio Company..................................    The Funds
      (d)  Fund Prospectus....................................    The Funds
      (e)  Voting Rights......................................    Voting Rights
      (f)  Administrator.......................................   Charges under the Contracts

6.    Deductions and Expenses
      (a)  General............................................    Charges under the Contracts
      (b)  Sales Load %.......................................    Charges under the Contracts
      (c)  Special Purchase Plan..............................    Not Applicable
      (d)  Commissions........................................    Underwriter
      (e)  Fund Expenses......................................    Charges under the Contracts
      (f)  Operating Expenses.................................    Fee Table

7.    Contracts
      (a)  Persons with Rights................................    Description of the Contracts;
                                                                  Surrender of a Contract; Death
                                                                  Benefits; Voting Rights; Ownership
      (b)  (i)   Allocation of Purchase Payments
                 Payments.....................................    Description of the Contracts
           (ii)  Transfers....................................    Transfers
           (iii) Exchanges....................................    Federal Tax Matters
      (c)  Changes............................................    The Funds; Voting Rights

      (d)  Inquiries..........................................    Voting Rights

8.    Annuity Period..........................................    Settlement Payments

9.    Death Benefit...........................................    Death Benefits

10.   Purchase and Contract Value
      (a)  Purchases..........................................    Description of the Contracts
      (b)  Valuation..........................................    Description of the Contracts
      (c)  Daily Calculation..................................    Description of the Contracts
      (d)  Underwriter........................................    Underwriter

11.   Redemptions
      (a)  By Contract Owners.................................    Surrender of a Contract
           By Annuitant.......................................    Not Applicable
      (b)  Texas ORP..........................................    Not Applicable
      (c)  Check Delay........................................    Surrender of a Contract
      (d)  Lapse..............................................    Not Applicable
      (e)  Free Look..........................................    Right to Cancel

12.   Taxes................................Federal Tax Matters

13.   Legal Proceedings.......................................    Legal Proceedings

14.   Table of Contents for the
      Statement of
      Additional Information..................................    Table of Contents of the Statement
                                                                  of Additional Information


                                                           PART B

Item of Form N-4                                                  Statement of Additional
Information Caption

15.   Cover Page..............................................    Cover Page

16.   Table of Contents.......................................    Table of Contents

17.   General Information
      and History.............................................    General Information and History

18.   Services
      (a)  Fees and Expenses
           of Registrant......................................    (Prospectus) Variable Account Fee
                                                                  Table; (Prospectus) The Funds
      (b)  Management Contracts...............................    Not Applicable
      (c)  Custodian..........................................    Safekeeping of Separate Account
                                                                  Assets; Records and Reports
           Independent Auditors  .............................    Accountants
      (d)  Assets of Registrant...............................    Not Applicable
      (e)  Affiliated Person..................................    Not Applicable
      (f)  Principal Underwriter..............................    The Underwriter

19.   Purchase of Securities
      Being Offered...........................................    (Prospectus) Description of the
Contracts
      Offering Sales Load.....................................    Charges under the Contracts

20.   Underwriters............................................    The Underwriter
21.   Calculation of Performance
      Data ...........Calculation of Yields and Total Returns
22.   Annuity Payments........................................    (Prospectus) Settlement Option
                                                                  Payments
23.   Financial Statements....................................    Financial Statements



                                                 PART C -- OTHER INFORMATION

Item of Form N-4                                                  Part C Caption

24.   Financial Statements
      and Exhibits
      (a)  Financial Statements...............................    Financial Statements
      (b)  Exhibits...........................................    Exhibits

25.   Directors and Officers of
      the Depositor...........................................    Directors and Officers of the
                                                                  Depositor

26.   Persons Controlled By or Under Common Control
      with the Depositor or Registrant .......................    Persons Controlled By or Under
                                                                  Common Control with the Depositor
                                                                  or Registrant

27.   Number of Contract Owners...............................    Number of Contract Owners

28.   Indemnification.........................................    Indemnification

29.   Principal Underwriters..................................    Principal Underwriter

30.   Location of Accounts
      and Records.............................................    Location of Accounts and Records

31.   Management Services.....................................    Management Services

32.   Undertakings............................................    Undertakings

      Signature Page..........................................    Signature Page



6

                                     PROFILE

                                     of the
                     TRANSAMERICA BOUNTYsm VARIABLE ANNUITY

                                    Issued by
                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

                               September 1, 1998

         This Profile is a summary of some of the more important points that you should know and consider before purchasing the contract. The contract is more fully described in the full prospectus that accompanies this Profile. Please read the prospectus carefully.


1. The Contract. The Transamerica Bountysm Variable Annuity is a contract between you and Transamerica Life Insurance and Annuity Company that allows you to invest your purchase payments in your choice of 17 mutual funds portfolios ("portfolios") in the Variable Account and the general account options. The portfolios are professionally managed and you can gain or lose money invested in a portfolio, but you could also earn more than investing in the general account options. Transamerica guarantees the safety of money invested in the general account options. Certain portfolios and general account options may not be available in all states.


The contract is a deferred annuity and it has two phases: the accumulation phase, and the annuitization phase. During the accumulation phase, you can make additional payments on your contract, transfer money among the investment options, and withdraw some or all of your investment. During this phase, your earnings accumulate on a tax-deferred basis for individuals, but some or all of any money you withdraw may be taxable. Tax deferral is not available for non-qualified contracts owned by corporations and some trusts.


         During the annuitization phase, Transamerica will make periodic payments to you. The dollar amount of the payments may depend on the amount of money invested and earned during the accumulation phase and on other factors, such as the annuitants' age and sex.


2. Annuity Payments. You can generally decide when to end the accumulation phase and begin receiving annuity payments from Transamerica. You may choose fixed payments, where the dollar amount of each payment generally remains the same, or variable payments, where the dollar amount of each payment may increase or decreased based on the investment performance of the portfolios you select. You can choose among payments for the lifetime of an individual, or payments for the longer of one lifetime or a guaranteed period of 10, 15 or 20 years, or payments for one lifetime and the lifetime of another individual.


3. Purchasing a Contract. Generally you must invest at least $25,000 to purchase a contract. You can make additional payments of at least $1,000 each ($100 each if made under an automatic payment plan deducted from your bank account). You may cancel your contract during the free look period (see item 10 below).

         The Transamerica Bounty Variable Annuity is designed for long-term tax-deferred accumulation of assets, generally for retirement and other long-term goals. Individuals in high tax brackets get the most benefit from the tax deferral feature. You should not invest in the contract for short-term purposes or if you cannot take the risk of losing some of your investment.

     4. Investment Options. VARIABLE ACCOUNT: You can invest in any of the following 17 portfolios:

Alger American Income & Growth              MFS VIT Research
Alliance VPF Growth & Income        Morgan Stanley UF Fixed Income
Alliance VPF Premier Growth         Morgan Stanley UF High Yield
Dreyfus VIF Capital Appreciation     Morgan Stanley UF International Magnum
Dreyfus VIF Small Cap                 OCC Accumulation Trust Managed
Janus Aspen Balanced                  OCC Accumulation Trust Small Cap
Janus Aspen Worldwide Growth                Transamerica VIF Growth Portfolio
MFS VIT Emerging Growth                     Transamerica VIF Money Market
MFS VIT Growth with Income

         You can earn or lose money in any of these portfolios. These portfolios are described in their own prospectuses. All portfolios may not be available in all states.


     GENERAL ACCOUNT: You can also allocate payments to the general account options, where Transamerica guarantees the principal invested plus an annual interest rate of at least 3%. The general account options include multi-year guarantee periods. 5. Expenses. Transamerica makes certain charges and deductions in order to provide the benefits and features available under the contract:


     If you withdraw your money within seven years of investing it, there may be a withdrawal charge of up to 6%
         of the amount invested.

          Transamerica currently deducts an annual account fee of $30 (the fee is waived for account values over $50,000).

          Transamerica deducts insurance and administrative charges of 1.40% per year from your average daily value in the variable account.

          If you elect the Guaranteed Minimum Death Benefit Rider, Transamerica will deduct a monthly fee equal to 1/12 of 0.20% of the account value.

          If you elect the Guaranteed Minimum Income Benefit Rider with the Guaranteed Minimum Death Benefit Rider, Transamerica will deduct a monthly fee equal to 1/12 of 0.40% of the account value.


     The first 18 transfers each year are free (then Transamerica will deduct a $10 fee for each additional transfer).

          Advisory fees are also deducted by the portfolios' manager, and the portfolios pay other expenses which, in total, range from 0.60% to 1.15% of the amounts in the portfolios.

          There  might  be  premium  tax  charges  ranging  from 0 to 5% of your
         investment   and/or  amounts  you  use  to  purchase  annuity  benefits
         (depending on your state's law).


         The following chart shows these charges (not including fees for the optional Riders any transfer fees or premium taxes). These examples assume an average account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee. The third column is the sum of the first two columns. The examples in the last two columns show the total amounts you would be charged if you invested $1,000, the investment grew 5% each year, and you withdrew your entire investment after one year or 10 years.



                                                     ---------------------------------------------------------------------
                                                                                                     Total       Total
                                                          Annual         Annual         Total      Expenses    Expenses
                                                        Insurance       Portfolio      Annual      at End of   at End of
Sub-Accounts                                             Charges         Charges       Charges      1 Year     10 Years
--------------------------------------------------------------------------------------------------------------------------

Alger American Income & Growth                            1.40%           0.74%         2.14        $21.71      $247.24

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth & Income                              1.40%           0.72%         2.12        $21.51      $245.18

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                               1.40%           0.95%         2.35        $23.81      $268.61

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital Appreciation Growth                   1.40%           0.80%         2.20        $22.31      $253.39

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap                                     1.40%           0.78%         2.18        $22.11      $251.35

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced                                      1.40%           0.83%         2.23        $22.61      $256.46

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide Growth                              1.40%           0.74%         2.14        $21.71      $247.24

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

MFS Emerging Growth                                       1.40%           0.87%         2.27        $23.01      $260.53

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

MFS Growth with Income                                    1.40%           1.00%         2.40        $24.31      $273.63

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

MFS Research                                              1.40%          0.88 %         2.28        $23.11      $261.54

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed Income                            1.40%           0.70%         2.10        $21.30      $243.11

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High Yield                              1.40%           0.80%         2.20        $22.31      $253.39

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF International Magnum                    1.40%           1.15%         2.55        $25.81      $288.52

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Managed                            1.40%           0.87%         2.27        $22.98      $256.84

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Small Cap                          1.40%           0.97%         2.37        $23.99      $268.16

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth                                   1.40%           0.85%         2.25        $22.81      $258.49

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Money Market                             1.40%           0.60%         2.00        $20.30      $232.72

--------------------------------------------------------------------------------------------------------------------------


         The Annual Portfolio Charges above are for the year ended December 31, 1997 (except for Transamerica VIF Money Market Portfolio) and do not reflect expense reimbursements or fee waivers. The figures for Transamerica VIF Money Market Portfolio are estimates for the year 1998, its first year of operation. Expenses may be higher or lower in the future. See the "Variable Account Fee Table" in the Transamerica Bounty Variable Annuity prospectus for more detailed information.


6. Federal Income Taxes. Individuals generally are not taxed on increases in the contract value until a distribution occurs (e.g., a withdrawal or annuity payment) or is deemed to occur (e.g., a pledge, loan, or assignment of the contract). If you withdraw money, earnings come out first and are taxed. Generally, some portion (sometimes all) of any distribution or deemed distribution is taxable as ordinary income. In some cases, income taxes will be withheld from distributions. If you are under age 59 1/2 when you withdraw money, an additional 10% federal tax penalty may apply on the withdrawn earnings. Certain owners of non-qualified contracts that are not individuals may be currently taxed on increase in the contract value, whether distributed or not. Qualified contracts are subject to special income tax rules depending on the plan or arrangement.


7. Access to Your Money. You can generally take money out at any time during the accumulation phase. Transamerica does not assess withdrawal charges. However, if you withdraw money from a guarantee period prematurely, you may forfeit some of the interest that you earned, but you will always receive the principal you invested plus 3% annual interest. Withdrawals from qualified contracts may be subject to severe restrictions and, in certain circumstances, prohibited.


         You may have to pay income taxes on amounts you withdraw and there may also be a 10% tax penalty if you make withdrawals before you are 59 1/2 years old.


     8. Past Investment Performance. The value of the money you allocated to the portfolios will go up or down, depending on the investment performance of the portfolios you select. The following chart shows the past investment performance on a year-by-year basis for each sub-account. These figures have already been reduced by the insurance charges, and the advisory fee and all the expenses of the portfolios. These figures do not include the $30 account fee, the fees for the optional Riders, any transfer fees or premium taxes, which would reduce performance if applied. Past performance is no guarantee of future performance or earnings.


                                  CALENDAR YEAR


                                                   ------------------------------------------------------------------------

SUB-ACCOUNT                                              1997            1996           1995          1994        1993

---------------------------------------------------------------------------------------------------------------------------

Alger American Income & Growth                          36.19%          18.43%         35.21%        -8.52%       9.46%

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth & Income                            26.87%          20.50%         35.34%        -1.06%      10.27%

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                             33.47%          19.66%         43.44%        -3.38%      11.19%

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital Appreciation Growth                 26.87%          22.79%         31.79%        1.55%

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap                                   17.24%          15.13%         29.09%        7.81%       67.27%

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced                                    21.24%          14.58%         22.96%        -0.63%        N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide Growth                            21.66%          26.43%         25.31%        -0.20%        N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

MFS Emerging Growth                                     21.51%          15.52%           N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

MFS Growth with Income                                  29.09%          21.71%           N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

MFS Research                                            19.79%          20.53%           N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed Income                          8.42%             N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High Yield                            11.97%            N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF International Magnum                  2.37%             N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Managed                          21.22%          20.48%         43.43%        1.73%        9.32%

---------------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Small Cap                        21.53%          16.91%         15.11%        -1.41%      18.23%

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth                                 50.35%          26.63%         53.02%        7.71%       21.73%

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Money Market                            N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------

                                                   ------------------------------------------------------------------------

SUB-ACCOUNT                                              1992            1991           1990          1989        1988

---------------------------------------------------------------------------------------------------------------------------

Alger American Income & Growth                          7.14%           22.74%         -1.36%        5.94%         N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth & Income                            6.44%             N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                              N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital Appreciation Growth                  N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap                                   70.64%          156.17%          N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced                                     N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide Growth                             N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

MFS Emerging Growth                                      N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

MFS Growth with Income                                   N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

MFS Research                                             N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed Income                           N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High Yield                             N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF International Magnum                   N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Managed                          17.41%          43.74%         -5.84%        31.11%        N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Small Cap                        18.87%          46.65%         -11.15%       16.39%        N/A

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth                                 13.58%          41.47%         -12.58%       32.93%      29.26%

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Money Market                            N/A              N/A            N/A          N/A          N/A

---------------------------------------------------------------------------------------------------------------------------



9. Death Benefit. If you die during the accumulation phase, a death benefit equal to the account value will be paid to your beneficiary.

         If the Guaranteed Minimum Death Benefit Rider is elected the death benefit will be as described below. If you die before the annuitization phase and before you turn 85, the death benefit will be the greatest of threeamounts:
(1) the account value; (2) the sum of all purchase payments less the proportion of withdrawals taken and applicable premium taxes; or (3) the highest account value on any contract anniversary prior to the earlier of the owner's or joint owner's 85th birthday, plus purchase payments made, less the proportion of withdrawals taken and premium tax charges since that contract anniversary. If death occurs after your or your joint owner's 85th birthday, the death benefitwill be the greater of two amounts: (1) the account value; or (2) the highest account value on any contract anniversary prior to the earlier of the owner's or joint owner's 85th birthday, plus purchase payments made, less the proportion of withdrawals taken and premium tax charges since that contract anniversary.

10. Other Information. The Transamerica Bounty Variable Annuity offers other features you might be interest in. Some of these features are as follows:


         Free Look. After you get your contract, you have ten days to look it over and decide if it is really right for you (this period may be longer in certain states). If you decide not to keep the contract, you can cancel it during this period by delivering a written notice of cancellation and returning the contract to the Service Center at the address listed in item 11 below. Unless otherwise required by law, Transamerica will refund the purchase payments allocated to any general account option (less any withdrawals) plus the value in the Variable Account as of the date the written notice and the contract are received by the Service Center.

          Telephone Transfers. You can generally arrange to transfer money between the investments in your contract by telephone.

         Dollar Cost Averaging. You can instruct Transamerica to automatically transfer money from the money market sub-account to any of the other variable sub-accounts each month.
         Automatic Rebalancing Option. The performance of each sub-account may cause the allocation of value among the sub-accounts to change. You may instruct Transamerica to periodically automatically rebalance the amounts in the sub-accounts by reallocating amounts among them.

         Systematic Withdrawal Option. You can arrange to have Transamerica send you money automatically each month out of your contract during the accumulation phase. There are limits on the amounts, and the payments may be taxable, and, prior to age 59 1/2, subject to the penalty tax.
         Automatic Payout Option. For qualified contracts, certain pension and retirement plans require that certain amounts be distributed from the plan at certain ages. You can arrange to have such amounts distributed automatically during the accumulation phase.

         These features may not be available in all state and may not be suitable for your particular situation.

11. Inquiries. If you need further information or have any questions about the contract, please write or call:

                       Transamerica Annuity Service Center
                        401 North Tryon Street, Suite 700
                         Charlotte, North Carolina 28202
                                  800-420-7749

                                 PROSPECTUS FOR

                             TRANSAMERICA SERIES sm


                              TRANSAMERICA BOUNTYsm

                                VARIABLE ANNUITY

                          A Variable Annuity Issued by
                           Transamerica Life Insurance
                               and Annuity Company

                           Including Prospectuses for:

                  Income and Growth Portfolio of                       The Alger American Fund

                  Growth and Income Portfolio and
                  Premier Growth Portfolio of                          Alliance Variable Products Series
                                                                       Fund, Inc.

                  Capital Appreciation Portfolio and
                  Small Cap Portfolio of                               Dreyfus Variable Investment Fund

                  Balanced Portfolio and
                  Worldwide Growth Portfolio of                        Janus Aspen Series

                  Emerging Growth Series
                  Growth with Income Series and
                  Research Series of                                   MFS Variable Insurance Trust

                  Fixed Income Portfolio
                  High Yield Portfolio and
                  International Magnum Portfolio of           Morgan Stanley Universal Funds, Inc.

                  Managed Portfolio and
                  Small Cap Portfolio of                               OCC Accumulation Trust

                  Growth Portfolio and
                  Money Market Portfolio of                   Transamerica Variable Insurance
                                                                       Fund, Inc.









                                September 1, 1998

                             TRANSAMERICA SERIES sm

                             TRANSAMERICA BOUNTY sm

                                VARIABLE ANNUITY
                  A Flexible Premium Deferred Variable Annuity
                                    Issued by
                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
             401 North Tryon Street, Charlotte, North Carolina 28202


         This prospectus describes the Transamerica Bountysm Variable Annuity, a variable annuity contract ("contract") issued by Transamerica Life Insurance and Annuity Company (referred to as "Transamerica"). The contract allows you, the owner, to accumulate assets on a tax-deferred basis for retirement and other long-term financial purposes.

         You may direct your purchase payments, as well as any value accumulated under the contract, to one or more variable sub-accounts of Separate Account VA-7 or to the general account options, or to both. The money you place in each variable sub-account will be invested solely in a corresponding mutual fund investment portfolio ("portfolio"). The value of each variable sub-account will vary in accordance with the investment performance of the portfolio in which that variable sub-account invests. You bear the entire investment risk for all assets you place in the variable sub-accounts. This means that, depending on market conditions, the amount you invest in the variable sub-accounts may increase or decline. Currently you may choose among the following 17 variable sub-accounts:


Alger American Income & Growth                       MFS VIT Research
Alliance VPF Growth & Income               Morgan Stanley UF Fixed Income
Alliance VPF Premier Growth                Morgan Stanley UF High Yield
Dreyfus VIF Capital Appreciation      Morgan Stanley UF International Magnum
Dreyfus VIF Small Cap                          OCC Accumulation Trust Managed
Janus Aspen Balanced                           OCC Accumulation Trust Small Cap
Janus Aspen Worldwide Growth                         Transamerica VIF Growth
MFS VIT Emerging Growth                           Transamerica VIF Money Market
MFS VIT Growth with Income


         You may also place your purchase payments or accumulated value in the general account options. The general account options are multi-year guarantee period options in which Transamerica guarantees the return of the amount invested at a declared rate of interest for a specified guarantee period. Currently, the multi-year guarantee periods available are three, five and seven years; there may be a reduction made to the amount of interest credited on amounts withdrawn or transferred before the end of these periods. The minimum annual rate of interest credited will be 3%.

         This prospectus contains vital information that you should know before investing. You can obtain more information about the contract by requesting a copy of the Statement of Additional Information ("SAI") dated September 1, 1998. The SAI is available free by writing to Transamerica Life Insurance and Annuity Company, Annuity Service Center, 401 North Tryon Street, Suite 700, Charlotte, North Carolina, 28202 or by calling 800-420-7749. The current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference into this prospectus. The table of contents of the SAI is included at the end of this prospectus.


These securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

            For your own benefit and protection, please read this prospectus carefully before you invest. Keep it on hand for future reference.

                The date of this prospectus is September 1, 1998

         Under the terms of the contract, we promise to pay you a series of monthly settlement option payments. Payments may be for a fixed or a variable amount or a combination of both, for the life of the annuitant or for some other period as you select prior to the annuity date.


         On or before the annuity date, you may transfer assets between and among the variable sub-accounts and the general account options. Transfers from a multi-year guarantee period account may be subject to an interest adjustment. After the annuity date, transfers are permitted among the variable sub-accounts only if you elect to receive variable settlement option payments.


         On or before the annuity date, you may elect to withdraw all or a portion of your cash surrender value in exchange for a cash payment. Withdrawals out of the guarantee period account may be subject to an interest adjustment. Withdrawals may be subject to a certain administrative fees, premium tax charges, federal, state or local income taxes, and/or a tax penalty.

                  This prospectus must be accompanied by current prospectuses for the portfolios.



THIS PROSPECTUS MAY NOT BE OFFERED IN ANY JURISDICTION WHERE SUCH OFFERING IS UNLAWFUL. ANY INFORMATION THAT A DEALER, SALESPERSON, OR OTHER PERSON GIVES YOU ABOUT THIS CONTRACT SHOULD BE CONTAINED IN THIS PROSPECTUS. IF YOU RECEIVE ANY INFORMATION ABOUT THE CONTRACT THAT IS NOT CONTAINED IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON THAT INFORMATION.


                  Please note that your investment in the contract:
                  o         is not a bank deposit
                  o         is not federally insured
                  o         is not endorsed by any bank or government agency.

Investing in the contract involves certain investment risks, including possible loss of principal.

  This prospectus generally describes only the variable account portion of the contract, except when the general account options are specifically mentioned.

TABLE OF CONTENTS

                                            Page
DEFINITIONS.......................................................................................................6
SUMMARY...........................................................................................................8

CONDENSED FINANCIAL INFORMATION..................................................................................17

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND THE VARIABLE ACCOUNT.........................................17
         Transamerica Life Insurance and Annuity Company.........................................................17
         Published Ratings.......................................................................................17
         The Variable Account....................................................................................17

THE PORTFOLIOS...................................................................................................18

THE CONTRACT.....................................................................................................22
         Ownership...............................................................................................23

PURCHASE PAYMENTS................................................................................................23
         Purchase Payments.......................................................................................23
         Allocation of Purchase Payments.........................................................................24
         Investment Option Limits................................................................................24

ACCOUNT VALUE....................................................................................................24

TRANSFERS........................................................................................................25
         Before the Annuity Date.................................................................................25
         Other Restrictions......................................................................................25
         Telephone Transfers.....................................................................................26
         Dollar Cost Averaging...................................................................................26
         Automatic Asset Rebalancing.............................................................................27
         After the Annuity Date..................................................................................27

CASH WITHDRAWALS.................................................................................................27
         Systematic Withdrawal Option............................................................................28
         Automatic Payment Option (APO)..........................................................................28

DEATH BENEFIT....................................................................................................29
         Payment of Death Benefit................................................................................29
         Designation of Beneficiaries............................................................................30
         Death of Owner Before Annuity Date......................................................................30
         If Annuitant Dies Before Annuity Date...................................................................31
         Death After Annuity Date................................................................................31
         Survival Provision......................................................................................31


CHARGES, FEES AND DEDUCTIONS.....................................................................................31
         ..........................................................................................................
         Administrative Charges..................................................................................33
         Mortality and Expense Risk Charge.......................................................................34
         Guaranteed Minimum Death Benefit Rider....................................................................
         Guaranteed Minimum Income Benefit Rider...................................................................
         Living Benefits Rider Fee...............................................................................34
         Premium Tax Charges.....................................................................................34
         Transfer Fee............................................................................................34
         Option and Service Fees.................................................................................35
         Taxes...................................................................................................35
         Portfolio Expenses......................................................................................35
         Interest Adjustment.....................................................................................35
         Sales in Special Situations...............................................................................

DISTRIBUTION OF THE CONTRACT.......................................................................................

SETTLEMENT OPTION PAYMENTS.......................................................................................35
         Annuity Date............................................................................................35
         Guaranteed Minimum Income Benefit Rider...................................................................
         Settlement Option Payments..............................................................................35
         Election of Settlement Option Forms and Payment Options.................................................36
         Payment Options.........................................................................................36
         Fixed Payment Option....................................................................................36
         Variable Payment Option.................................................................................36
         Settlement Option Forms.................................................................................37


FEDERAL TAX MATTERS..............................................................................................38
         Introduction............................................................................................38
         Purchase Payments.......................................................................................38
         Taxation of Annuities...................................................................................38
         Qualified Contracts.....................................................................................40
         Taxation of Transamerica ...............................................................................42
         Tax Status of Contract..................................................................................42
         Possible Changes in Taxation............................................................................43
         Other Tax Consequences..................................................................................43

PERFORMANCE DATA ................................................................................................43

PREPARING FOR YEAR 2000............................................................................................

LEGAL PROCEEDINGS................................................................................................45

LEGAL MATTERS....................................................................................................45

ACCOUNTANTS......................................................................................................45

VOTING RIGHTS....................................................................................................45

AVAILABLE INFORMATION............................................................................................46

STATEMENT OF ADDITIONAL INFORMATION - TABLE OF CONTENTS..........................................................47


APPENDIX A - THE GENERAL ACCOUNT OPTIONS........................................................................A-1
         Multi-Year Guarantee Period Account Options............................................................A-1


APPENDIX B......................................................................................................B-1
         Example of Variable Accumulation Unit Value Calculations...............................................B-1
         Example of Variable Annuity Unit Value Calculations....................................................B-1
         Example of Variable Annuity Payment Calculations.......................................................B-1

APPENDIX C
         Disclosure Statement for Individual Retirement
              Annuities ........................................................................................C-1

                  The contract is not available in all states.

DEFINITIONS

Account Value: The sum of the variable accumulated value and the general account options accumulated value.

Annuity Date:  The date on which the annuitization phase of the contract begins.

Cash Surrender Value: The amount we will pay to the owner if the contract is surrendered on or before the annuity date. The cash surrender value is equal to: the account value; less any account fee, interest adjustment, and premium tax charges.

Code: The Internal Revenue Code of 1986, as amended, and the rules and regulations issued under it.

Contract Anniversary:  The anniversary of the contract effective date each year.

Contract Effective Date: The effective date of the contract as shown on the contract.

Contract Year: A 12-month period starting on the contract effective date and ending with the day before the contract anniversary, and each 12-month period thereafter.

General Account Options Accumulated Value: The total dollar value of all amounts the owner allocates or transfers to any general account options; plus interest credited; less any amounts withdrawn, applicable fees or premium tax charges, or transfers out to the variable account prior to the annuity date.


General Account Options: The multi-year guarantee period options offered by us to which the owner may allocate purchase payments and transfers.


Guarantee Period: The number of years that a guaranteed rate of interest will be credited to a guarantee period.


Guarantee Period Options: An option which credits a guaranteed rate of interest for a specified guarantee period. There may be several guarantee periods, each with a different guaranteed rate of interest. Guaranteed Interest Rate: The annual effective rate of interest after daily compounding credited to a guarantee period. Guaranteed Minimum Death Benefit Rider: Also referred to as GMDB Rider, it must be elected before the contract effective date and if cancelled cannot be reinstated and provides for the benefits described on page ___ at the fee described on page ___.

Guaranteed Minimum Income Benefit Rider: Also referred to as GMIB Rider, it must be elected before the contract effective date and only if the oldest owner is not yet 80 years old and if cancelled cannot be reinstated, provides for benefits described on page ____ at the fee described on page ___ and can only be elected if GMBD Rider is also elected.




Portfolio: The investment portfolio underlying each variable sub-account in which we will invest any amounts the owner allocates to that variable sub-account.

Service Center: Transamerica's Annuity Service Center, at P.O. Box 31848, Charlotte, North Carolina 28231-1848, telephone (800) 258-4260.

Status (Qualified and Non-Qualified): The contract has a qualified status if it is issued in connection with a tax-favored retirement plan or program. Otherwise, the status is non-qualified.

Valuation Day: Any day the New York Stock Exchange is open. To determine the value of an asset on a day that is not a valuation day, we will use the value of that asset as of the end of the next valuation day.

Valuation Period: The time interval between the closing (generally 4:00 p.m. Eastern Time) of the New York Stock Exchange on consecutive valuation days.


Variable Account: Separate Account VA-7, a separate account established and maintained by Transamerica for the investment of a portion of its assets pursuant to Section 58-7-95 of the North Carolina Insurance Code.


Variable Accumulation Unit: A unit of measure used to determine the variable accumulated value before the annuity date. The value of a variable accumulation unit varies with each variable sub-account.

Variable Accumulated Value: The total dollar value of all variable accumulation units under this contract prior to the annuity date.

Variable Sub-Account(s): One or more divisions of the variable account which invests solely in shares of one of the underlying portfolios.

We:  The company, Transamerica.

You:  The owner.

SUMMARY

The Contract


         The Transamerica Bounty sm Variable Annuity is a flexible purchase payment deferred annuity that is designed to aid your long-term financial planning and retirement needs. The contract may be used in connection with a retirement plan which qualifies as a retirement program under Sections 403(b), 408 or 408A of the Code, with various types of pension and profit sharing plans qualified under Section 401 of the Code, or with non-qualified plans. Some qualified contracts may not be available in all states or in all situations. The contract is issued by Transamerica Life Insurance and Annuity Company ("Transamerica"), an indirect wholly-owned subsidiary of Transamerica Corporation. Its principal office is at 401 North Tryon Street, Charlotte, North Carolina 28202.


         This contract will be issued as a certificate under a group annuity contract in some states and as an individual annuity contract in other states. The term "contract" as used in this prospectus refers to either the individual annuity contract or to a certificate issued under a group annuity contract. The term "owner" refers to the owner(s) of the individual contract or the owner(s) of the certificate, as appropriate.

         Transamerica will establish and maintain an account for each contract. Each owner will receive either an individual annuity contract or a certificate evidencing the owner's coverage under a group annuity contract. The contract provides that the account value, after certain adjustments, will be applied to a settlement option on a future date you select ("annuity date").

         You may allocate all or portions of your purchase payments to one or more variable sub-accounts or to the general account options.

         The account value prior to the annuity date, except for amounts in the general account options, will vary depending on the investment experience of each of the variable sub-accounts selected by the owner. All benefits and values provided under the contract, when based on the investment experience of the variable account, are variable and are not guaranteed as to dollar amount. Therefore, prior to the annuity date the owner bears the entire investment risk under the contract for amounts allocated to the variable account.

         There is no guaranteed or minimum cash surrender value on amounts allocated to the variable account, so the proceeds of a surrender could be less than the amount invested.


         The initial purchase payment for each contract must be at least $25,000. Generally each additional purchase payment must be at least $1,000, unless an automatic purchase payment plan is selected. See "Purchase Payments" page 23.


The Variable Account


         The variable account is a separate account (designated Separate Account VA-7) that is subdivided into variable sub-accounts. See "The Variable Account" page 17. Assets of each variable sub-account are invested in a specified mutual fund portfolio ("portfolio"). The variable sub-accounts currently available for investment are:


Alger American Income & Growth      MFS VIT Research
Alliance VPF Growth & Income                 Morgan Stanley UF Fixed Income
Alliance VPF Premier Growth                  Morgan Stanley UF High Yield
Dreyfus VIF Capital Appreciation    Morgan Stanley UF International Magnum
Dreyfus VIF Small Cap                        OCC Accumulation Trust Managed
Janus Aspen Balanced                         OCC Accumulation Trust Small Cap
Janus Aspen Worldwide Growth        Transamerica VIF Growth Portfolio
MFS VIT Emerging Growth             Transamerica VIF Money Market
MFS VIT Growth with Income

         The portfolios pay their investment advisers and administrators certain fees charged against the assets of each portfolio. The variable accumulated value, if any, of a contract and the amount of any variable settlement option payments will vary to reflect the investment performance of the variable sub-accounts to which amounts have been allocated. Additionally, applicable charges are deducted. See "Charges, Fees and Deductions" page 31. For more information about the portfolios, see "The Portfolios" page 18 and the accompanying portfolios' prospectuses.

General Account Options



         The multi-year guarantee periodoptions, provide specified rates of interest for specified terms of, currently, three, five and seven years, subject to interest adjustments on early withdrawals or transfers which, if applicable, could reduce the interest credited to the 3% minimum rate. See "The General Account Options" in Appendix A. The multi-year guarantee period options may not be available in all states.


Investment Option Limits
         Currently, the owner may not elect more than a total of eighteen investment options over the life of the contract. Investment options include variable sub-accounts and general account options. See "Investment Option Limits" page 24 .

Transfers Before the Annuity Date

         Prior to the annuity date, you may transfer values between the variable sub-accounts and the general account options. For transfers after the annuity date, see "After the Annuity Date" page 27.


Transfers out of a guarantee period prior to the end of the term may be subject to an interest adjustment which may reduce interest credited to the 3% minimum rate. See "The General Account Options" in

Appendix A.


         Transamerica currently imposes a transfer fee of $10 for each transfer in excess of 18 made during the same contract year. See "Transfers" on page 25 for additional limitations and information regarding transfers.


Withdrawals

         You may withdraw all or part of the cash surrender value on or before the annuity date. The cash surrender value of your contract is the account value less any account fee, interest adjustment, and premium tax charges. The account fee generally will be deducted on a full surrender of a contract if the account value is then less than $50,000. Transamerica may delay payment of any withdrawal from the general account options for up to six months. See "Cash Withdrawals" page 27.

Withdrawals may be taxable, subject to withholding and subject to a penalty tax. Withdrawals from qualified contracts may be subject to severe restrictions and, in certain circumstances, prohibited. See
"Federal Tax Matters" page 38.

Other Charges and Deductions


         Transamerica deducts a mortality and expense risk charge of 1.25% (annually) of the assets in the variable account and an administrative expense charge of 0.15% (annually) of these assets. The administrative expense charge may change, but it is guaranteed not to exceed a maximum effective annual rate of 0.35%. See "Mortality and Expense Risk Charge" page 34 and "Administrative Charges" page 33.

         An account fee of currently $30 is deducted at the end of each contract year and upon surrender. This fee may change but it is guaranteed not to exceed $60 per contract year. If the account value is more than $50,000 on the last business day of a contract year (or as of the date the contract is surrendered), the account fee will be waived for that year. We reserve the right to waive the account fee under certain programs we offer.


         After the annuity date, the annual annuity fee of $30 will be deducted in equal installments from each periodic payment under the variable payment option.


For each transfer in excess of 18 during a contract year, a transfer fee of $10 will be imposed. See "Transfer Fee" page 34.


         Charges for premium taxes (including retaliatory premium taxes) are not currently deducted, except for annuitizations, but such charges could be imposed in some jurisdictions. Depending on the applicability of such taxes, the charges could be deducted from purchase payments, from amounts withdrawn, and/or upon annuitization.
See "Premium Tax Charges" page 34.


         In addition, amounts withdrawn or transferred out of a multi-year guarantee period option prior to the end of its term may be subject to an interest adjustment. See "Guaranteed Period Account Options" in Appendix A.

         If the owner elects the Guaranteed Minimum Death Benefit ("GMDB") Rider or both the GMDB Rider and the Guaranteed Minimum Income Benefit ("GMIB") Rider, the appropriate annual fee will be deducted at the end of each contract month at the rate of 1/12 times the annual fee times the account value. The annual fee for the GMDB is 0.20% of the account value; the annual fee for both the GMDB/GMIB Rider is 0.40% of the account value. The GMIB Rider is only available if the GMBD Rider is also elected. These Riders may only be elected before the contract effective date, cannot be reinstated if cancelled and may not be available in all states.


         Currently, no fees are deducted for any other services or options under the contract. However, Transamerica does reserve the right to impose fees to cover processing for certain services and options in the future, including dollar cost averaging, systematic withdrawals, automatic payouts, asset allocation and asset rebalancing.

Variable Account Fee Table

         The purpose of this table is to assist in understanding the various costs and expenses that the owner will bear directly and indirectly. The table reflects expenses of the variable account as well as of the mutual fund portfolios. The table assumes that the entire account value is in the variable account. The information below should be considered together with the narrative provided under the heading "Charges, Fees and Deductions" on page 31 of this prospectus, and with the prospectuses for the portfolios. In addition to the expenses listed below, premium tax charges may be applicable.

                                   Sales Load


Sales Load Imposed on Purchase Payments    0%

Maximum Contingent Deferred Sales Load     0%










                                Contract Expenses



                    Transfer Fee (first 18 per contract year)(1)            0

                    Fees For Other Services and Options(42                  0

                    Account Fee(53                                          $30

                    Riders (if elected)(4)

                         GMDB                                              0.20%

                         GMDB & GMIB                                       0.40%



                       Variable Account Annual Expenses(5)

               (as a percentage of the variable accumulated value)


                    Mortality and Expense Risk Charge            1.25%

                    Administrative Expense Charge(86             0.15%

                    Total Variable Account Annual Expenses       1.40%




                               Portfolio Expenses

  (as a percentage of assets after fee waiver and/or expense reimbursement)(9)

                                                                                                       Total
                                                                                                     Portfolio
                                                             Management              Other             Annual
                      Portfolio                                 Fees               Expenses           Expenses
Alger American Income & Growth                                 0.625                 0.115              0.74
Alliance VPF Growth & Income                                    0.63                 0.09               0.72
Alliance VPF Premier Growth                                     0.85                 0.10               0.95
Dreyfus VIF Capital Appreciation                                0.75                 0.05               0.80
Dreyfus VIF Small Cap                                           0.75                 0.03               0.78
Janus Aspen Balanced                                            0.76                 0.07               0.83
Janus Aspen Worldwide Growth                                    0.66                 0.08               0.74
MFS VIT Emerging Growth                                         0.75                 0.12               0.87
MFS VIT Growth with Income                                      0.75                 0.25               1.00
MFS VIT Research                                                0.75                 0.13               0.88
Morgan Stanley UF Fixed Income                                  0.00                 0.70               0.70
Morgan Stanley UF High Yield                                    0.00                 0.80               0.80
Morgan Stanley UF International Magnum                          0.00                 1.15               1.15
OCC Accumulation Trust Managed                                  0.80                 0.07               0.87
OCC Accumulation Trust Small Cap                                0.80                 0.17               0.97
Transamerica VIF Growth                                         0.62                 0.23               0.85
Transamerica VIF Money Market                                   0.35                 0.25               0.60


Expense information regarding the portfolios has been provided by the portfolios. In preparing the tables above and below and the examples that follow, Transamerica has relied on the figures provided by the portfolios. Transamerica has no reason to doubt the accuracy of that information, but Transamerica has not verified those figures. These figures are for the year ended December 31, 1997, except for the Transamerica VIF Money Market Portfolio which are estimates for the year 1998, its first year of operation. Actual expenses in future years may be higher or lower than these figures.

Notes to Fee Table:



(1) A transfer fee of $10 will be imposed for each transfer in excess of 18 in a contract year. See "Charges, Fees and Deductions" page 31.

(2) Transamerica currently does not impose fees for any other services, or options. However, Transamerica reserves the right to impose a fee for various services and options including dollar cost averaging, systematic withdrawals, automatic payouts, asset allocation and asset rebalancing.

(3) The current account fee is $30 per contract year. This fee will be waived for account values over $50,000 or with certain programs. This limit may be changed in the future. The fee may be changed, but it may not exceed $60. See "Charges, Fees and Deductions" page 31.

(4) If the owner elects a rider, the rider fee will be deducted at the rate of 1/12 of the annual fee at the end of each contract month based on the account value at that time. See "Guaranteed Minimum Death Benefit Rider" page ___ and "Guaranteed Minimum Income Benefit Rider" page . Note the GMIB rider can only be elected concurrently with the GMDB.

(5) The variable account annual expenses do not apply to the general account options.

(6) The current annual administrative expense charge of 0.15% may be increased to 0.35%. See "Charges, Fees and Deductions" page 31.

(7) From time to time, the portfolios' investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the Portfolio Expenses table are the expenses paid for 1997 (except for the Transamerica VIF Money Market Portfolio, which are estimates for
         1998). The expenses shown in that table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar year 1998, except for Alliance VPF Premier Growth for which the management fee, other expenses and total portfolios annual expenses for 1998 without waivers or reimbursements are estimated to be 1.00%, 0.08% and 1.08%, respectively. Without such waivers or reimbursements, the annual expenses for 1997 for certain portfolios would have been, as a percentage of assets, as follows:


                                                                                                   Total Portfolio
                                                                                                   Annual Expenses
                                                                  Management       Other Expenses
                                                                      Fee
          Alliance VPF Growth & Income                               0.63               0.09             0.72
          Alliance VPF Premier Growth                                1.00               0.10             1.10
          Janus Aspen Balanced                                       0.77               0.06             0.83
          Janus Aspen Worldwide Growth                               0.72               0.09             0.81
          MFS VIT Growth with Income                                 0.75               0.35             1.10
          Morgan Stanley UF Fixed Income                             0.40               1.31             1.71
          Morgan Stanley UF High Yield                               0.80               0.88             1.68
          Morgan Stanley UF International Magnum                     0.80               1.98             2.78
          Transamerica VIF Growth                                    0.75               0.23             0.98

         Without expense reimbursements, the management fee, other expenses and total portfolios expenses for the first year of operation for the Transamerica VIF Money Market Portfolio are expected to be 0.35%, 0.45% and 0.80%, respectively. There were no fee waivers or expense reimbursements during 1997 for the Alger American Income and Growth Portfolio, Dreyfus VIF Capital Appreciation Portfolio, Dreyfus VIF
         Small Cap Portfolio, MFS VIT Emerging Growth Portfolio, MFS VIT Research Portfolio, OCC Accumulation Trust Managed Portfolio or OCC Accumulation Trust Small Cap Portfolio.


EXAMPLES

         The following tables show the total expenses an owner would incur in various situations assuming a $1,000 investment and a 5% annual return on assets.


         These examples assume an average account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee. These examples also assume that all amounts were allocated to the variable sub-account indicated. These examples also assume that no transfer fees or other option or service fees or premium tax charges have been assessed. Premium tax charges may be applicable. See "Premium Tax Charges" page 34.

         Example 1 shows expenses for contracts without the optional Riders based on fee waivers and reimbursements for the portfolios for 1997. There is no guarantee that any fee waivers or expense reimbursements will continue in the future. Since there is no sales load, the expenses are the same whether the owner does or does not annuitize or surrender the contract at the end of the applicable time period.

Example 1:

                                                             ---------------------------------------------------------------
                                                                 1 Year         3 Years          5 Years        10 Years
----------------------------------------------------------------------------------------------------------------------------

Alger American Income & Growth                                   21.71           67.00           114.92          247.24

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth & Income                                     21.51           66.39           113.90          245.18

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                                      23.81           73.34           125.54          268.61

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital Appreciation Growth                          22.31           68.82           117.96          253.39

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap                                            22.11           68.21           116.95          251.35

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced                                             22.61           69.72           119.48          256.46

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide Growth                                     21.71           67.00           114.92          247.24

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

MFS Emerging Growth                                              23.01           70.93           121.50          260.53

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

MFS Growth & Income                                              24.31           74.85           128.05          273.63

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

MFS Research                                                     23.11           71.23           122.01          261.54

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed Income                                   21.30           65.78           112.88          243.11

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High Yield                                     22.31           68.82           117.96          253.39

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF International Magnum                           25.81           79.35           135.54          288.52

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Managed                                   22.98           70.64           120.66          256.84

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Small Cap                                 23.99           73.75           125.98          268.16

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth                                          22.81           70.33           120.49          258.49

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Money Market                                    20.30           62.75           107.78          232.72

----------------------------------------------------------------------------------------------------------------------------



Example 2: Example 2 shows expenses for contracts  with the optional  Guaranteed
Minimum Death Benefit Rider based on fee waivers and reimbursements for the portfolios for 1997. There is no guarantee that any fee waivers or expense reimbursements will continue in the future. Since there is no sales load, the expenses are the same whether the owner does or does not annuitize or surrender the contract at the end of the applicable time period.


                                                             ---------------------------------------------------------------

                                                                 1 Year         3 Years          5 Years        10 Years

----------------------------------------------------------------------------------------------------------------------------

Alger American Income & Growth                                   23.71           73.04           125.03          267.60

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth & Income                                     23.51           72.44           124.03          265.59

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                                      25.81           79.35           135.54          288.52

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital Appreciation Growth                          24.31           74.85           128.05          273.63

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap                                            24.11           74.25           127.04          271.63

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced                                             24.61           75.75           129.55          276.63

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide Growth                                     23.71           73.04           125.03          267.60

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

MFS Emerging Growth                                              25.01           76.95           131.55          280.61

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

MFS Growth & Income                                              26.31           80.85           138.03          293.43

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

MFS Research                                                     25.11           77.25           132.05          281.60

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed Income                                   23.31           71.84           123.02          263.57

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High Yield                                     24.31           74.85           128.05          273.63

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF International Magnum                           27.81           85.32           145.45          308.01

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Managed                                   24.98           76.63           130.64          276.65

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust Small Cap                                 25.99           79.73           135.93          287.85

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth                                          24.81           76.35           130.55          278.62

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Transamerica VIF Money Market                                    22.31           68.82           117.96          253.39

----------------------------------------------------------------------------------------------------------------------------


Example 3: Example 3 shows expenses for contracts  with the optional  Guaranteed
Minimum Death Benefit Rider and Guaranteed Minimum Income Benefit Rider based on fee waivers and reimbursements for the portfolios for 1997. There is no guarantee that any fee waivers or expense reimbursements will continue in the future. Since there is no sales load, the expenses are the same whether the owner does or does not annuitize or surrender the contract at the end of the applicable time period.


                                                             ---------------------------------------------------------------

                                                                 1 Year         3 Years          5 Years        10 Years

----------------------------------------------------------------------------------------------------------------------------

Alger American Income & Growth                                   25.71           79.05           135.04          287.54

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth & Income                                     25.51           78.45           134.05          285.56

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier Growth                                      27.81           85.32           145.45          308.01

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital Appreciation Growth                          26.31           80.85           138.03          293.43

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap                                            26.11           80.25           137.03          291.47

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced                                             26.61           81.74           139.52          296.37

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Janus Aspen Worldwide Growth                                     25.71           79.05           135.04          287.54

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

MFS Emerging Growth                                              27.01           82.94           141.50          300.27

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

MFS Growth & Income                                              28.31           86.81           147.91          312.81

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MFS Research                                                     27.11           83.23           141.99          301.24

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Morgan Stanley UF Fixed Income                                   25.31           77.85           133.05          283.59

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Morgan Stanley UF High Yield                                     26.31           80.85           138.03          293.43

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Morgan Stanley UF International Magnum                           29.80           91.25           155.25          327.07

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OCC Accumulation Trust Managed                                   26.97           82.59           140.51          296.03

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OCC Accumulation Trust Small Cap                                 27.98           85.68           145.78          307.12

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Transamerica VIF Growth                                          26.81           82.34           140.51          298.32

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Transamerica VIF Money Market                                    24.31           74.85           128.05          273.63

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THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES PAID MAY BE GREATER OR LESS THAN THOSE SHOWN, SUBJECT TO THE GUARANTEES IN THE CONTRACT. THE ASSUMED 5% ANNUAL RATE OF RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THIS ASSUMED RATE.

Settlement Option Payments


         Settlement option payments will be made either on a fixed basis or a variable basis or a combination of a fixed and variable basis, as you select. You have flexibility in choosing the annuity date, but it may generally not be a date later than the annuitant's 85th birthday or the tenth contract anniversary, whichever occurs last. Certain qualified contracts may have restrictions as to the annuity date and the types of settlement options available. See "Settlement Option Payments" page 35.

         Four settlement options are available under the contract: (1) life annuity; (2) life and contingent annuity; (3) life annuity with period certain; and (4) joint and survivor annuity. See "Settlement Option Forms" page 37. If the GMIB Rider is elected a minimum income benefit settlement option is available. See "Guaranteed Minimum Income Benefit" page ___.


Death of Owner Before the Annuity Date


         If an owner dies prior to the annuity date, the death benefit for the contract will be the account value. If the GMDB Rider is elected the death benefit may be greater than the account value. See "Death Benefit" page ____. If the owner is not a natural person, the annuitant will be treated as the owner(s) for purposes of the death benefit.

         The death benefit will generally be paid within seven days of receipt of the required proof of death of the owner and election of the method of settlement or as soon thereafter as Transamerica has sufficient information to make the payment. If no settlement method is elected the death benefit will be distributed within five years after the owner's death. The death benefit may be paid as either a lump sum or as a settlement option. See "Death Benefit" page
29. Amounts in the multi-year guarantee period options will not be subject to interest adjustments in calculating the death benefit.


Federal Income Tax Consequences

         An owner who is a natural person generally should not be taxed on increases in the account value until a distribution under the contract occurs (e.g., a withdrawal or settlement option payment) or is deemed to occur (e.g., a pledge, loan, or assignment of a contract). Generally, a portion (up to 100%) of any distribution or deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise (although withholding is mandatory for certain qualified contracts). In addition, a federal penalty tax may apply to certain distributions. See "Federal Tax Matters" page 38.

Right to Cancel

         The owner has the right to examine the contract for a limited period, known as a "free look period." The owner can cancel the contract during this period by delivering a written notice of cancellation and returning the contract to the Service Center before midnight of the tenth day after receipt of the contract (or longer if required by state law). Notice given by mail and the return of the contract by mail will be effective on the date received by Transamerica. Unless otherwise required by law, Transamerica will refund the purchase payment(s) allocated to any general account option (less any withdrawals) plus the variable accumulated value as of the date the written notice and the contract are received by Transamerica. See "Purchase Payments" page 23 and "Account Value" page 24.

Questions

         Questions about procedures or the contract can be answered by the Transamerica Annuity Service Center ("Service Center"), at P.O. Box 31848, Charlotte, North Carolina 28231-1848, (800) 258-4260. All inquiries should include the contract number and the owner's name.

         NOTE: The foregoing summary is qualified in its entirety by the detailed information in the remainder of this prospectus and in the prospectuses for the portfolios which should be referred to for more detailed information. With respect to qualified contracts, it should be noted that the requirements of a particular retirement plan, an endorsement to the contract, or limitations or penalties imposed by the Code or the Employee Retirement Income Security Act of 1974, as amended, may impose additional limits or restrictions on purchase payments, withdrawals, distributions, or benefits, or on other provisions of the contract. This prospectus does not describe such limitations or restrictions. See "Federal Tax Matters" page 38.

CONDENSED FINANCIAL INFORMATION


         Because the variable account did not commence operations during 1997, no financial statements are available.


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND THE VARIABLE ACCOUNT

Transamerica Life Insurance and Annuity Company


         Transamerica Life Insurance and Annuity Company ("Transamerica") is a stock life insurance company incorporated under the laws of the State of California in 1966 and redomesticated to North Carolina in 1994. It is principally engaged in the sale of life insurance and annuity policies. Transamerica is a wholly-owned indirect subsidiary of Transamerica Corporation, a financial services organization. The address of Transamerica is 401 North Tryon Street, Charlotte, North Carolina 28202.


Published Ratings

         Transamerica may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's, and Duff & Phelps. The ratings reflect the financial strength and/or claims-paying ability of Transamerica and should not be considered as bearing on the investment performance of the variable account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of Transamerica as measured by Standard & Poor's Insurance Ratings Services,
Moody's, or Duff & Phelps may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms, including its obligations under the general account options of this contract. Such ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

The Variable Account


         Separate Account VA-7 of Transamerica (the "variable account") was established by Transamerica as a separate account under the laws of the State of North Carolina pursuant to June 11, 1996, resolutions of Transamerica's Board of Directors. The variable account is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management or the investment practices or policies of the variable account.

         The assets of the variable account are owned by Transamerica but they are held separately from the other assets of Transamerica. Section 58-7-95 of the North Carolina Insurance Law provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the insurance company (except to the extent that assets in the separate account exceed the reserves and other liabilities of the separate account). Income, gains and losses incurred on the assets in the variable account, whether or not realized, are credited to or charged against the variable account without regard to other income, gains or losses of Transamerica. Therefore, the investment performance of the variable account is entirely independent of the investment performance of Transamerica's general account assets or any other separate account maintained by Transamerica.

         The variable account currently has seventeen variable sub-accounts available under the contract, each of which invests solely in a specific corresponding portfolio. Changes to the variable sub-accounts may be made at the discretion of Transamerica. See "Addition, Deletion, or Substitution" page 22.

THE PORTFOLIOS

         Each of the variable  sub-accounts  offered under the contract  invests exclusively in one of the portfolios. Descriptions of each portfolio's investment objectives follow. The management fees listed below are fees specified in the applicable advisory contract (i.e., before any fee waivers).

The Income and Growth Portfolio of The Alger American Fund seeks, primarily, a high level of dividend income. Capital appreciation is a secondary objective of the portfolio. Except during temporary defensive periods, the portfolio attempts to invest 100%, and it is a fundamental policy of the portfolio to invest at least 65%, of its total assets in dividend paying equity securities. Alger
Management will favor securities it believes also offer opportunities for capital appreciation. The portfolio may invest up to 35% of its total assets in money market instruments and repurchase agreements and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

Adviser:  Fred Alger Management, Inc.  Management Fee:  0.625%.

The Growth and Income Portfolio of the Alliance Variable Products Series Fund, Inc., seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. Whenever the economic outlook is unfavorable for investment in common stock, investments in other types of securities, such as bonds, convertible bonds, preferred stock and convertible preferred stocks may be made by the portfolio. Purchases and sales of portfolio securities are made at such times and in such amounts as are deemed advisable in light of market, economic and other conditions.

Adviser:  Alliance Capital Management L.P.  Management Fee:  0.625%.

The Premier Growth Portfolio of Alliance Variable Products Series Fund, Inc., seeks growth of capital by pursuing aggressive investment policies. Since investments will be made based upon their potential for capital appreciation, current income will be incidental to the objective of capital growth. The portfolio will invest predominantly in the equity securities (common stocks, securities convertible into commons stocks and rights and warrants to subscribe for or purchase common stocks) of a limited number of large, carefully selected, high-quality U.S. companies that, in the judgment of the Adviser, are likely to achieve superior earnings growth. The portfolio investments in the 25 such companies most highly regarded at any point in time by the Adviser will usually constitute approximately 70% of the portfolio's net assets. The portfolio thus differs from more typical equity mutual funds by investing most of its assets in a relatively small number of intensively researched companies. The portfolio will, under normal circumstances, invest at least 85% of the value of its total assets in the equity securities of U.S. companies.

Adviser:  Alliance Capital Management L.P.  Management Fee:  1%.

The Capital Appreciation Portfolio of the Dreyfus Variable Investment Fund is a diversified portfolio, the primary investment objective of which is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. During periods which the Sub-Adviser determines to be of market strength, the portfolio acts aggressively to increase shareholders' capital by investing principally in common stocks of domestic and foreign issuers, common stocks with warrants attached and debt securities of foreign governments. The portfolio will seek investment opportunities generally in large capitalization companies (those with market capitalizations exceeding $500 million) which the Sub-Adviser believes have the potential to experience above average and predictable earnings growth.

Adviser:  The Dreyfus Corporation.  Sub-Adviser:  Fayez Sarofim & Co. Management
Fee: 0.75%.

The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation. It seeks to achieve its objective by investing principally in common stocks. Under normal market conditions, the portfolio will invest at least 65% of its total assets in companies with market capitalizations of less than $1.5 billion at the time of purchase which The Dreyfus Corporation believes to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.

Adviser:  The Dreyfus Corporation.  Management Fee:  0.75%.

The Balanced Portfolio of the Janus Aspen Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stocks.

Adviser: Janus Capital Corporation. Management Fee: 0.75% of the first $300 million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The Worldwide Growth Portfolio of the Janus Aspen Series seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The portfolio has the flexibility to invest on a worldwide basis in companies and other organizations of any size, regardless of country of organization or place of principal business activity. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even a single country.

Adviser: Janus Capital Corporation. Management Fee: 0.75% of the first $300 million plus 0.70% of the next $200 million plus 0.65% of the assets over $500 million.

The Emerging Growth Series of the MFS Variable Insurance Trust seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the investment objective of long-term growth of capital. The policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that the Adviser believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). While the portfolio will invest primarily in common stocks, the portfolio may, to a limited extent, seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible securities and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The portfolio may invest in non-convertible fixed income securities rated lower than "investment grade" (commonly known as "junk bonds") or in comparable unrated securities, when, in the opinion of the Adviser, such an investment presents a greater opportunity for appreciation with comparable risk to an investment in "investment grade" securities. Under normal market conditions the portfolio will invest not more than 5% of its nets assets in these securities. Consistent with its investment objective and policies described above, the portfolio may also invest up to 25% (and generally expects to invest not more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:  0.75%.

The Growth with Income Series of the MFS Variable Insurance Trust seeks reasonable current income and long-term growth of capital and income. Under normal market conditions, the portfolio will invest at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stock; securities such as bonds, warrants or rights that are convertible into stocks; and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. Consistent with its investment objective and policies described above, the portfolio may also invest up to 75% (and generally expects to invest no more than 15%) of its net assets in foreign securities (including emerging market securities and Brady Bonds) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:  0.75%.

The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income. The policy is to invest a substantial proportion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth. Equity securities in which the portfolio may invest include the following: common stocks, preferred stocks and preference stocks, securities such as bonds, warrants or rights that are convertible into stocks and depository receipts for those securities. These securities may be listed on securities exchanges, traded in various over-the-counter markets or have no organized markets. A smaller proportion of the assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth. Such securities may also offer opportunities for growth of capital as well as income. In the case of both growth stocks and income issues, emphasis is placed on the selection of progressive, well-managed companies. The portfolio's non-convertible debt investments, if any, may consist of "investment grade" securities, and, with respect to no more than 10% of the portfolio's net assets, securities in the lower rated categories or securities which the Adviser believes to be a similar quality to these lower rated securities (commonly know as "junk bonds"). Consistent with its investment objective and policies described above, the portfolio may also invest up to 20% of its net assets in foreign securities (including emerging market securities) which are not traded on a U.S. exchange.

Adviser:  Massachusetts Financial Services Company.  Management Fee:   0.75%.

The Fixed Income Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of U.S. government and agencies, corporate bonds, mortgage backed securities, foreign bonds and other fixed income securities and derivatives. The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser: Miller Anderson & Sherrerd, LLP. Management Fee: 0.40% of the first $500 million plus 0.35% of the next $500 million plus 0.30% of the assets over $1 billion.

The High Yield Portfolio of the Morgan Stanley Universal Funds, Inc., seeks above-average total return over a market cycle of three to five years by investing primarily in high yield securities of U. S. and foreign issuers, including corporate bonds and other fixed income securities and derivatives. High yield securities are rated below investment grade and are commonly referred to as "junk bonds." The portfolio's average weighted maturity will ordinarily exceed five years and will usually be between five and fifteen years.

Adviser: Miller Anderson & Sherrerd, LLP. Management Fee: 0.50% of first $500 million plus 0.45% of next $500 million plus 0.40% of the assets over $1 billion.

The International Magnum Portfolio of the Morgan Stanley Universal Funds, Inc., seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries. The countries in which the portfolio will invest are those comprising the Morgan Stanley Capital International EAFE Index, which includes Australia, Japan, New Zealand, most nations located in Western Europe and certain developed countries in Asia, such as Hong Kong and Singapore (collectively the "EAFE countries"). The portfolio may invest up to 5% of its total assets in securities of issuers domiciled in non-EAFE countries. Under normal circumstances, at least 65% of the total assets of the portfolio will be invested in equity securities of issuers in at least three different EAFE countries.

Adviser: Morgan Stanley Asset Management Inc. Management Fee: 0.80% of the first $500 million plus 0.75% of the next $500 million plus 0.70% of the assets over $1 billion.

The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the Adviser's assessments of the relative outlook for such investments. Debt securities are expected to be predominantly investment grade intermediate to long term U.S. Government and corporate debt, although the portfolio will also invest in high quality short term money market and cash equivalent securities and may invest almost all of its assets in such securities when the Adviser deems it advisable in order to preserve capital. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser: OpCap Advisors. Management Fee: 0.80% of first $400 million plus 0.75% of next $400 million plus 0.70% of the assets over $800 million.

The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation through investments in a diversified portfolio consisting primarily of equity securities of companies with market capitalizations of under $1 billion. Under normal circumstances at least 65% of the portfolio's assets will be invested in equity securities. The majority of securities purchased by the portfolio will be traded on the New York Stock Exchange, the American Stock Exchange or in the over-the-counter market, and will also include options, warrants, bonds, notes and debentures which are convertible into or exchangeable for, or which grant a right to purchase or sell, such securities. In addition, the portfolio may also purchase foreign securities provided that they are listed on a domestic or foreign securities exchange or are represented by American depository receipts listed on a domestic securities exchange or traded in domestic or foreign over-the-counter markets.

Adviser: OpCap Advisors. Management Fee: 0.80% of the first $400 million plus 0.75% of the next $400 million plus 0.70% of assets over $800 million.

The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks long-term capital growth. Common stock (listed and unlisted) is the basic form of investment. The Growth Portfolio invests primarily in common stocks of growth companies that are considered by the manager to be premier companies. In the manager's view, characteristics of premier companies include one or more of the following: dominant market share; leading brand recognition; proprietary products or technology; low-cost production capability; and excellent management with shareholder orientation. The manager of the Portfolio believes in long-term investing and places great emphasis on the sustainability of the above competitive advantages. Unless market conditions indicate otherwise, the manager also tries to keep the Portfolio fully invested in equity-type securities and does not try to time stock market movements. When in the judgment of the Sub-Adviser market conditions warrant, the portfolio may, for temporary defensive purposes, hold part or all of its assets in cash, debt or money market instruments. The portfolio may invest up to 10% of its assets in debt securities having a call on common stocks that are rated below investment grade.

Adviser:   Transamerica   Occidental   Life  Insurance   Company.   Sub-Adviser:
Transamerica Investment Services, Inc. Management Fee: 0.75%.

The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc., seeks to maximize current income from money market securities consistent with liquidity and the preservation of principal. The portfolio invests primarily in high quality U. S. dollar-denominated money market instruments with remaining maturities of 13 months or less, including: obligations issued or guaranteed by the U. S. and foreign governments and their agencies and instrumentalities; obligations of U. S. and foreign banks, or their foreign branches, and U. S. savings banks; short-term corporate obligations, including commercial paper, notes and bonds; other short-term debt obligations with remaining maturities of 397 days or less; and repurchase agreements involving any of the securities mentioned above. The portfolio may also purchase other marketable, non-convertible corporate debt securities of U. S. issuers. These investments include bonds, debentures, floating rate obligations, and issues with optional maturities.

Adviser:   Transamerica   Occidental   Life  Insurance   Company.   Sub-Adviser:
Transamerica Investment Services, Inc. Management Fee: 0.35%.

     Meeting investment objectives depends on various factors, including, but not limited to, how well the portfolio managers anticipate changing economic and market conditions. THERE IS NO ASSURANCE THAT ANY OF THESE PORTFOLIOS WILL ACHIEVE THEIR STATED OBJECTIVES.

         An investment in the contract is not a deposit or obligation of, or guaranteed or endorsed, by any bank, nor is the contract federally insured by the Federal Deposit Insurance Corporation or any other government agency. Investing in the contract involves certain investment risks, including possible loss of principal.

         Since all of the portfolios are available to registered separate accounts offering variable annuity and variable life products of Transamerica as well as other insurance companies, there is a possibility that a material conflict may arise between the interests of the variable account and one or more other separate accounts investing in the portfolios. In the event of a material conflict, the affected insurance companies will take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the portfolios. See the portfolios' prospectuses for greater details.

         Additional information concerning the investment objectives and policies of all of the portfolios, the investment advisory services and administrative services and charges can be found in the current prospectuses for the portfolios which accompany this prospectus. The portfolios' prospectuses should be read carefully before any decision is made concerning the allocation of purchase payments to, or transfers among, the variable sub-accounts.

         Transamerica may receive payments from some or all of the portfolios or their advisers, in varying amounts, that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.

Addition, Deletion, or Substitution

         Transamerica does not control the portfolios and cannot guarantee that any of the variable sub-accounts offered under this contract or any of the portfolios will always be available for allocation of purchase payments or transfers. Transamerica retains the right to make changes in the variable account and in its investments.

         Transamerica reserves the right to eliminate the shares of any portfolio held by a variable sub-account and to substitute shares of another portfolio or of another investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in Transamerica's judgment, investment in any portfolio would be inappropriate in view of the purposes of the variable account. To the extent required by the 1940 Act, a substitution of shares attributable to the owner's interest in a variable sub-account will not be made without prior notice to the owner and the prior approval of the Commission. Nothing contained herein shall prevent the variable account from purchasing other securities for other series or classes of variable annuity contracts, or from effecting an exchange between series or classes of variable contracts on the basis of requests made by owners.

         New variable sub-accounts for the contracts may be established when, in the sole discretion of Transamerica, marketing, tax, investment or other conditions so warrant. Any new variable sub-accounts will be made available to existing owners on a basis to be determined by Transamerica. Each additional variable sub-account will purchase shares in a mutual fund portfolio or other investment vehicle. Transamerica may also eliminate one or more variable sub-accounts if, in its sole discretion, marketing, tax, investment or other conditions so warrant. In the event any variable sub-account is eliminated, Transamerica will notify owners and request a re-allocation of the amounts invested in the eliminated variable sub-account.

         In the event of any substitution or change, Transamerica may make such changes in the contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the contracts, the variable account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under such Act in the event such registration is no longer required, or may be combined with one or more other separate accounts.

THE CONTRACT


         The contract is a flexible purchase payment deferred variable annuity contract. Other variable annuity contracts are available from Transamerica. The rights and benefits under this contract are described below and in the individual contract or in the certificate and group contract; however, Transamerica reserves the right to make any modification to conform the individual contract and the group contract and certificates thereunder to, or give the owner the benefit of, any federal or state statute or rule or regulation. The obligations under the contract are obligations of Transamerica. The contracts are available on a non-qualified basis and on a qualified basis. Contracts available on a qualified basis are as follows: (1) rollover individual retirement annuities (IRAs) under Code Sections 408(a) and 408(b) with or without additional purchase payments; (2) conversion and rollover Roth IRAs under Code Section 408A with or without additional purchase payments; (3) simplified employee pension plans (SEP/IRAs) that qualify for special federal income tax treatment under Code Section 408(k); (4) rollover Code Section 403(b) annuities (Rev. Rul. 90-24 transfers)with no additional purchase payments; and
(5) transfers into qualified pension and profit sharing plans intended to qualify under Code Section 401 with no additional purchase payments. Generally, qualified contracts contain certain restrictive provisions limiting the timing and amount of purchase payments to, and distributions from, the qualified contract. For further discussion concerning qualified contracts, see "Federal Tax Matters" page .


Ownership

         The owner is entitled to the rights granted by the contract. If the owner dies, the rights of the owner belong to the joint owner, if any, and then to the owner's beneficiary. If there are joint owners, the one designated as the primary owner will receive all mail and any tax reporting information.

         For non-qualified contracts, the owner is entitled to designate the annuitant(s) and, if the owner is an individual, the owner can change the annuitant(s) at any time before the annuity date. Any such change will be subject to our then current underwriting requirements. Transamerica reserves the right to reject any change of annuitant(s) which has been made without our prior written consent. The annuitant cannot be changed while the GMIB Rider is elected, and the owner and annuitant must be the same person to elect the GMIB Rider.


         If the owner is not an individual, the annuitant(s) may not be changed once the contract is issued. Different rules apply to qualified contracts. See "Federal Tax Matters," page 38.

         For each contract, a different account will be established and values, benefits and charges will be calculated separately. The various administrative rules described below will apply separately to each contract, unless otherwise noted.

PURCHASE PAYMENTS

Purchase Payments

         All  purchase   payments  must  be  paid  to  the  Service  Center.   A
confirmation will be issued to the owner upon the acceptance of each purchase payment.


         The initial purchase payment must be at least $25,000.


         The contract will be issued and the initial purchase payment generally will be credited within two business days after the receipt of both sufficient information to issue a contract and the initial purchase payment at the Service Center. Acceptance is subject to sufficient information being provided in a form acceptable to Transamerica, and Transamerica reserves the right to reject any request for issuance of a contract or purchase payment. Contracts normally will not be issued with respect to owners, joint owners, or annuitants more than 90 years old, although Transamerica in its discretion may waive this restriction in appropriate cases. Transamerica further reserves the right to not accept purchase payments after the owners' (or annuitants' if non-individual owner) 91st birthday.

         If the initial purchase payment allocated to the variable sub-account(s) cannot be credited within two days of receipt of the purchase payment and information requesting issuance of a contract because the information is incomplete or for any other reason, then Transamerica will contact the owner, explain the reason for the delay and will refund the initial purchase payment within five business days, unless the owner consents to Transamerica retaining the initial purchase payment and crediting it as soon as the requirements are fulfilled.

         Additional purchase payments may be made at any time prior to the annuity date. Additional purchase payments must be at least $1,000 or at least $100 if made pursuant to an automatic purchase payment plan under which the additional purchase payments are automatically deducted from a bank account and allocated to the contract. In addition, minimum allocation amounts apply (see "Allocation of Purchase Payments" below). Additional purchase payments are credited to the contract as of the date the payment is received.

         Total purchase payments for any contract may not exceed $1,000,000 without prior approval of Transamerica.

         In no event may the sum of all purchase payments for a contract during any taxable year exceed the limits imposed by any applicable federal or state law, rules, or regulations.

Allocation of Purchase Payments


         You specify how purchase payments will be allocated under the contract. You may allocate purchase payments between and among one or more of the variable sub-accounts and the general account options as long as the portions are whole number percentages and any allocation percentage for a variable sub-account is at least 10%. In addition, there is a minimum allocation of $100 to any variable sub-account, and $1,000 to each multi-year guarantee period. Transamerica may waive this minimum allocation amount under certain options and circumstances.


         Each purchase payment will be subject to the allocation percentages in effect at the time of receipt of such purchase payment. The allocation percentages for additional purchase payments may be changed by the owner at any time by submitting a request for such change, in a form and manner acceptable to Transamerica, to the Service Center. Any changes to the allocation percentages are subject to the limitation(s) above. Any change will take effect with the first purchase payment received with or after receipt by the Service Center of the request for such change and will continue in effect until subsequently changed.


         In certain jurisdictions and under certain conditions where by law Transamerica is required to return upon the exercise of the free look option, either (1) the purchase payment or (2) the greater of the purchase payment or account value, any initial allocation to the variable account may be held in the money market variable sub-account during the applicable free look period plus 5 days for delivery. Any such allocations to the money market variable sub-account will automatically be transferred at the end of the free-look period plus 5 days according to the owner's requested allocation. Such transfer will not count against the 18 allowed transfers without charge during the first contract year.


Investment Option Limits


         Currently, the owner may not allocate amounts to more than eighteen investment options over the life of the contract. Investment options include variable sub-accounts and general account options. Each variable sub-account and each duration of guarantee period under the multi-year guarantee period options that ever received a transfer or purchase payment allocation count as one towards this total of eighteen limit.

Transamerica may waive this limit in the future.

         For example, if the owner makes an allocation to the money market variable sub-account and later transfers all amounts out of this money market variable sub-account, it would still count as one for the purposes of the limitation even if it held no value. If the owner transfers from a variable sub-account to another variable sub-account and later back to the first, the count towards the limitation would be two, not three. If the owner selects a guarantee period and renews for the same term, the count will be one; but if the owner renews to a guarantee period with a different term, the count will be two.

ACCOUNT VALUE

         Before the annuity date, the account value is equal to: (a) the general account options accumulated value plus (b) the variable accumulated value.

         The variable accumulated value is determined at the end of each valuation day. To determine the variable accumulated value on a day that is not a valuation day, the value as of the end of the next valuation day will be used. The variable accumulated value is expected to change from valuation period to valuation period, reflecting the investment experience of the selected portfolios as well as the deductions for charges and fees. A valuation period is the period between successive valuation days. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. ET) on each valuation day and ends at the close of the New York Stock Exchange on the next succeeding valuation day. A valuation day is each day that the New York Stock Exchange is open for regular business.

         Purchase payments allocated to a variable sub-account are credited to the variable accumulated value in the form of variable accumulation units. The number of variable accumulation units credited for each variable sub-account is determined by dividing the purchase payment allocated to the variable sub-account by the variable accumulation unit value for that variable sub-account. In the case of the initial purchase payment, variable accumulation units for that payment will be credited to the variable accumulated value within two valuation days of the later of: (a) the date sufficient information, in an acceptable manner and form, is received at our Service Center; or (b) the date our Service Center receives the initial purchase payment. In the case of any additional purchase payment, variable accumulation units for that payment will be credited at the end of the valuation period during which Transamerica receives the payment.


         The value of a variable accumulation unit for each variable sub-account is established at the end of each valuation period and is calculated by multiplying the value of that unit at the end of the prior valuation period by the variable sub-account's net investment factor for the valuation period. The value of a variable accumulation unit may go up or down. The value of a variable accumulation unit is affected by the investment performance, expenses and deduction of certain charges of the portfolio in which that variable sub-account invests.


         The  net   investment   factor  is  used  to  determine  the  value  of
accumulation and annuity unit values for the end of a valuation period. The applicable formula can be found in the Statement of Additional Information.

         Transfers involving variable sub-accounts will result in the crediting and/or cancellation of variable accumulation units having a total value equal to the dollar amount being transferred to or from a particular variable sub-account. The crediting and cancellation of such units is made using the variable accumulation unit value of the applicable variable sub-account as of the end of the valuation day in which the transfer is effective.

TRANSFERS

Before the Annuity Date


         Before the annuity date, you may transfer all or any portion of the account value among the variable sub-accounts and the multi-year guarantee period options. See "The General Account Options" in Appendix A.


         Transfers among the variable sub-accounts and the general account options may be made by submitting a request, in a form and manner acceptable to Transamerica, to the Service Center. The transfer request must specify: (1) the variable sub-account(s) and/or the general account option(s) from which the transfer is to be made; (2) the amount of the transfer; and (3) the variable sub-account(s) and/or general account option(s) to receive the transferred amount. The minimum amount which may be transferred from the variable sub-accounts and the general account options is $1,000. Transfers among the variable sub-accounts are also subject to such terms and conditions as may be imposed by the portfolios.


         When a transfer is made from a multi-year guarantee period before the end of its term, the amount transferred may be subject to an interest adjustment. See "The General Account Options" in Appendix A. A transfer from a multi-year guarantee period made within 30 days before the last day of its term will not be subject to any interest adjustment.

         Transamerica currently imposes a transfer fee of $10 for each transfer in excess of 18 made during the same contract year. Transamerica reserves the right to waive the transfer fee or vary the number of transfers without charge or not count transfers under certain options or services for purposes of the allowed number without charge. A transfer generally will be effective on the date the request for transfer is received by the Service Center.

         If a transfer reduces the value in a variable sub-account or multi-year guarantee period to less than $1,000, then Transamerica reserves the right to transfer the remaining amount along with the amount requested to be transferred in accordance with the transfer instructions provided by the owner. Under current law, there will not be any tax liability for transfers within the contract.


Other Restrictions

         Transamerica reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time and for any reason. For example, restrictions may be necessary to protect owners from adverse impacts on portfolio management of large and/or numerous transfers by market timers or others. Transamerica has determined that the movement of significant variable sub-account values from one variable sub-account to another may prevent the underlying portfolio from taking advantage of investment opportunities because the portfolio must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in portfolio transaction costs which must be indirectly borne by owners. Therefore, Transamerica reserves the right to require that all transfer requests be made by the owner and not by a third party holding a power of attorney and to require that each transfer request be made by a separate communication to Transamerica. Transamerica also reserves the right to require that each transfer request be submitted in writing and be manually signed by the owner(s); telephone or facsimile transfer requests may not be allowed.

Telephone Transfers

         Transamerica will allow telephone transfers if the owner has provided proper authorization for such transfers in a form and manner acceptable to Transamerica. Transamerica reserves the right to suspend telephone transfer privileges at any time, for some or all contracts, for any reason. Withdrawals are not permitted by telephone.

         Transamerica will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if it follows such procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. In the opinion of certain government regulators, Transamerica may be liable for such losses if it does not follow those procedures. The procedures Transamerica will follow for telephone transfers may include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and/or tape recording the instructions given by telephone.

Dollar Cost Averaging


         Prior to the annuity date, the owner may request that amounts be automatically transferred on a monthly basis from a "source account," currently the money market sub-account, to any of the variable sub-accounts by submitting a request to the Service Center in a form and manner acceptable to Transamerica. Other source accounts may be available; call the Service Center for availability. Only one source account can be elected at a time.


         The transfers will begin when the owner requests, but no sooner than one week following, receipt of such request, provided that dollar cost averaging transfers will not commence until the later of (a) 30 days after the contract effective date, or (b) the estimated end of the free look period (allowing 5 days for delivery). Transfers will continue for the number of consecutive months selected by the owner unless (1) terminated by the owner, (2) automatically terminated by Transamerica because there are insufficient amounts in the source account, or (3) for other reasons as described in the election form. The owner may request that monthly transfers be continued for a term then available by giving notice to the Service Center in a form and manner acceptable to Transamerica within 30 days prior to the last monthly transfer. If no request to continue the monthly transfers is made by the owner, this option will terminate automatically with the last transfer at the end of the term.

         In order to be eligible for dollar cost averaging, the following conditions must be met: (1) the value of the source account must be at least $5,000; (2) the minimum amount that can be transferred out of the source account is $250 per month; and (3) the minimum amount transferred into any other variable sub-account is the greater of $250 or 10% of the amount being transferred. These limits may be changed for new elections of this service. Dollar cost averaging transfers can not be made from a source account from which systematic withdrawals or automatic payouts are also being made. Dollar cost averaging may not be elected at the same time automatic asset rebalancing is in effect.

         There is currently no charge for the dollar cost averaging option and transfers due to dollar cost averaging currently will not count toward the number of transfers allowed without charge per contract year.
Transamerica may charge in the future for dollar cost averaging.


         Dollar cost averaging transfers may not be made to or from any multi-year guarantee period option .

Automatic Asset Rebalancing

         After purchase payments have been allocated among the variable sub-accounts, the performance of each variable sub-account may cause proportions of the values in the variable sub-accounts to vary from the allocation percentages. The owner may instruct Transamerica to automatically rebalance the amounts in the variable account by reallocating amounts among the variable sub-accounts, at the time, and in the percentages, specified in the owner instructions to Transamerica and accepted by Transamerica. The owner may elect to have the rebalancing done on an annual, semi-annual or quarterly basis. The owner may elect to have amounts allocated among the variable sub-accounts using whole percentages, with a minimum of 10% allocated to each variable sub-account.

         The owner may elect to establish, change or terminate the automatic asset rebalancing by submitting a request to the Service Center in a form and manner acceptable to Transamerica. Automatic asset rebalancing currently will not count towards the number of transfers without charge in a contract year. Transamerica reserves the right to discontinue the automatic asset rebalancing service at any time for any reason. There is currently no charge for the automatic asset rebalancing service. Transamerica may in the future charge for this service and may count the transfers toward those allowed without charge.

         Automatic asset rebalancing may not be elected at the same time that dollar cost averaging is in effect.

After the Annuity Date

         If a variable payment option is elected, the owner may make transfers among variable sub-accounts after the annuity date by giving a written request to the Service Center, subject to the following provisions: (1) transfers after the annuity date may be made no more than four times during any contract year; and (2) the minimum amount transferred from one variable sub-account to another is the amount supporting a current $75 monthly payment.

         Transfers among variable sub-accounts after the annuity date will be processed based on the formula outlined in the appendix in the Statement of Additional Information.

CASH WITHDRAWALS

         The owner of a non-qualified contract may withdraw all or part of the cash surrender value at any time prior to the annuity date by giving a written request to the Service Center. For qualified contracts, reference should be made to the terms of the particular retirement plan or arrangement for any additional limitations or restrictions, including prohibitions, on cash withdrawals. See "Federal Tax Matters," page 38. The cash surrender value is equal to the account value, less any account fee, interest adjustment, and premium tax charges. A full surrender will result in a cash withdrawal payment equal to the cash surrender value at the end of the valuation period during which the election is received along with all completed forms then required by Transamerica. No surrenders or withdrawals may be made after the annuity date. Partial withdrawals must be at least $1,000.

         In the case of a partial withdrawal, you may direct the Service Center to withdraw amounts from specific variable sub-account(s) and/or from the general account options. If the owner does not specify, the withdrawal will be taken pro rata from account value.


         A partial withdrawal request cannot be made if it would reduce the account value to less than $15,000. In that case, the owner will be notified.


         Withdrawal (including surrender) requests generally will be processed as of the end of the valuation period during which the request, including all completed forms, is received. Payment of any cash withdrawal, settlement option payment or lump sum death benefit due from the variable account and processing of any transfers will occur within seven days from the date the election is received, except that Transamerica may postpone such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Commission, or the Commission requires that trading be restricted; or (3) the Commission permits a delay for the protection of owners. The withdrawal request will be effective when all required withdrawal request forms are received. Payments of any amounts derived from a purchase payment paid by check may be delayed until the check has cleared the owner's bank.


         When a withdrawal is made from a multi-year guarantee period before the end of its term, the amount withdrawn may be subject to an interest adjustment. See "The General Account Options" in Appendix A.


         Transamerica may delay payment of any withdrawal from the general account options for up to six months after Transamerica receives the request for such withdrawal. If Transamerica delays payment for more than 30 days, Transamerica will pay interest on the withdrawal amount up to the date of payment.

         SINCE THE OWNER ASSUMES THE INVESTMENT RISK FOR ALL AMOUNTS IN THE VARIABLE ACCOUNT AND BECAUSE CERTAIN WITHDRAWALS ARE SUBJECT TO OTHER CHARGES, THE TOTAL AMOUNT PAID UPON SURRENDER OF THE CONTRACT MAY BE MORE OR LESS THAN THE TOTAL PURCHASE PAYMENTS.

         An owner may elect, under the systematic withdrawal option or automatic payout option (but not both), to withdraw certain amounts on a periodic basis from the variable sub-accounts prior to the annuity date.

         The tax consequences of a withdrawal or surrender are discussed later in this prospectus. See "Federal Tax Matters" page 38.

Systematic Withdrawal Option


         Prior to the annuity date, you may elect to have withdrawals automatically made from one or more variable sub-account(s) on a monthly basis. Other distribution modes may be permitted. The withdrawals will not begin until the later of (a) 30 days after the contract effective date or (b) the end of the free look period. Withdrawals will be from the variable sub-account(s) and in the percentage allocations that you specify. If no specifications are made, withdrawals will be pro rata based on value from all variable sub-account(s) and general account options with value and any applicable interest adjustment will apply to withdrawals from the multi-year guarantee periods. Systematic withdrawals cannot be made from a variable sub-account from which dollar cost averaging transfers are being made and cannot be elected concurrently with the automatic payout option. The systematic withdrawal option is currently not available with respect to the general account options.

         To be eligible for the systematic withdrawal option, the account value must be at least $25,000 at the time of election. The minimum monthly amount that can be withdrawn is $100. Currently, the owner can elect any amount over $100 to be withdrawn systematically. The owner may also make partial withdrawals while receiving systematic withdrawals.

         The withdrawals will continue indefinitely unless terminated. If this option is terminated it may not be elected again until the end of the next 12 full months.

         Transamerica reserves the right to impose an annual fee of up to $25 for processing payments under this option. This fee, which is currently waived, will be deducted in equal installments from each systematic withdrawal during a contract year.

     Systematic withdrawals may be taxable and, prior to age 59 1/2, subject to a 10% federal tax penalty. See "Federal Tax Matters," page 38.

Automatic Payout Option ("APO")

         Prior to the annuity date, for qualified contracts, the owner may elect the automatic payout option (APO) to satisfy minimum distribution requirements under Sections 401(a)(9), 403(b), and 408(b)(3) of the Code. See "Federal Tax Matters" page 38. For IRAs and SEP/IRAs this may be elected no earlier than six months prior to the calendar year in which the owner attains age 701?2, but payments may not begin earlier than January of such calendar year. For other qualified contracts, APO can be elected no earlier than six months prior to the later of when the owner (a) attains age 70 1/2; and (b) retires from employment. Additionally, APO withdrawals may not begin before the later of (a) 30 days after the contract effective date or (b) the end of the free look period. APO may be elected in any calendar month, but no later than the month of the owner's 84th birthday.

         Withdrawals will be from the variable sub-account(s) and in the percentage allocations you specify. If no specifications are made, withdrawals will be pro rata based on account value. Withdrawals can not be made from a variable sub-account from which dollar cost averaging transfers are being made. The APO is not currently available with respect to the general account options. The calculation of the APO amount will reflect the total account value although the withdrawals are only from the variable sub-accounts. This calculation and APO are based solely on value in this contract.


         To be eligible for this option,  the following  conditions must be met:
(1) the account value must be at least $25,000 at the time of election; (2) the annual withdrawal amount is the larger of the required minimum distribution under Code Sections 401(a)(9) or 408(b)(3) or $500. These conditions may change. Currently, withdrawals under this option are only paid annually.


         The withdrawals will continue indefinitely unless terminated. If there are insufficient amounts in the variable account to make a withdrawal, this option generally will terminate. Once terminated, APO may not be elected again.

DEATH BENEFIT


         If an owner dies before the annuity date, a death benefit equal to the account value is payable.

         If the Guaranteed Minimum Death Benefit Rider is elected and if death occurs before the annuity date and prior to any owner's or joint owner's 85th birthday, the death benefit will be equal to the greatest of (a) the account value, or (b) the sum of all purchase payments less withdrawals taken, adjusted as described below, and the applicable premium tax charges, or (c) the highest account value in any contract anniversary prior to the earlier of the owner's or joint owner's 85th birthday, plus purchase payments made less withdrawals taken, adjusted as described below, and applicable premium tax charges since that contract anniversary. If the Guaranteed Minimum Death Benefit Rider is elected and if the owner or joint owner dies before the annuity date and after either the deceased owner's or joint owner's 85th birthday the death benefit will be equal to the greater of (a) the account value or (b) the highest account value on any contract anniversary prior to the earlier of the owner's or joint owner's 85th birthday plus purchase payments made less withdrawals taken, adjusted as described below, and any applicable premium tax charges since that anniversary.

         Upon any withdrawal, the amount of the Guaranteed Minimum Death Benefit will be reduced. The amount of that reduction will depend upon whether the account value is more or less than the Guaranteed Minimum Death Benefit on the date of withdrawal. If the account value is equal to or more than the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will be reduced by the dollar amount of any withdrawals. If the account value is less than the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will be reduced proportionately to the reduction in the Account Value. For example, if the withdrawal reduces the account value by 20%, then the Guaranteed Minimum Death Benefit will also be reduced by 20%.

         For purposes of calculating the death benefit, the account value is determined as of the date the benefit is paid.


         If the owner is not a natural person, the annuitant(s) will be treated as the owner(s) for purposes of the death benefit. For example, if the owner is a trust that allows a person(s) other than the trustee to exercise the ownership rights under this certificate, such person(s) must be named annuitant(s) and will be treated as the owner(s) so the death benefit will be determined based on the age of the annuitant(s).

         An ownership change will be subject to our then current underwriting rules and may decrease the death benefit. However, such reduction will never decrease the death benefit below the account value.

Payment of Death Benefit

         The death benefit is generally payable upon receipt of proof of death of the owner. Upon receipt of this proof and an election of a method of settlement, the death benefit generally will be paid within seven days, or as soon thereafter as Transamerica has sufficient information about the beneficiary to make the payment.


         The death benefit will be determined as of the end of the valuation period during which our Service Center receives both proof of death of the owner or joint owner and the written notice of the settlement option elected by the person to whom the death benefit is payable. If no settlement method is elected, the death benefit will be a lump sum distributed within five years after the owner's death. No interest adjustment will apply.

         Until the death benefit is paid, the account value allocated to the variable account remains in the variable account, and fluctuates with investment performance of the applicable portfolio(s). Accordingly, the amount of the death benefit depends on the account value at the time the death benefit is paid, not at the time of death.

Designation of Beneficiaries

         The owner may select one or more beneficiaries by designating the person(s) to receive the amounts payable under this contract if: the owner dies before the annuity date and there is no joint owner, or the owner dies after the annuity date and settlement option payments have begun under a selected settlement option that guarantees payments for a certain period of time. The interest of any beneficiary who dies before the owner will terminate at time of death of such beneficiary.

         A beneficiary may be named or changed at any time in a form and manner acceptable to us. Any change made to an irrevocable beneficiary must also include the written consent of the beneficiary, except as otherwise required by law.

         If more than one beneficiary is named, each named beneficiary will share equally in any benefits or rights granted by this contract unless the owner gives us other instructions at the time the beneficiaries are named.

     Transamerica may rely on any affidavit by any responsible person in determining the identity or non-existence of any beneficiary not identified by name

Death of Owner or Joint Owner Before the Annuity Date

         If the owner or joint owner dies before the annuity date, we will pay the death benefit as specified in this section. The entire death benefit will be distributed within five years after the owner's death. If the owner is not an individual, an annuitant's death will be treated as the death of the owner as provided in Code Section 72 (s)(6). For example, the contract will remain in force with the annuitant's surviving spouse as the new annuitant if:

         o        This contract is owned by a trust; and

         o The beneficiary is either the annuitant's surviving spouse or a trust holding the contract solely for the benefit of such spouse.

         The manner in which we will pay the death benefit depends on the status of the person(s) involved in the contract. The death benefit will be payable to the first person from the applicable list below:

If the owner is the annuitant:

         o        The joint owner, if any,

         o        The beneficiary, if any.

If the owner is not the annuitant:

         o        The joint owner, if any,

         o        The beneficiary, if any,

         o        The annuitant,

         o        The joint annuitant; if any.

If the death benefit is payable to the owner's surviving spouse (or to a trust for the sole benefit of such surviving spouse),

         We will continue this contract with the owner's spouse as the new annuitant (if the owner was the annuitant) and the new owner (if applicable), unless such spouse selects another option as provided below.

     If the death benefit is payable to someone other that the owner's surviving spouse,

         We will pay the death benefit in a lump sum payment to, or for the benefit of, such person within five years after the owner's death, unless such person(s) selects another option as provided below.

In lieu of the automatic form of death benefit specified above,

         The person(s) to whom the death benefit is payable may elect to receive it:

         o        In a lump sum; or

         o As settlement option payments, provided the person making the election is an individual. Such payments must begin within one year after the owner's death and must be in equal amounts over a period of time not extending beyond the individual's life or life expectancy.

         Election of either option must be made no later than 60 days prior to the one-year anniversary of the owner's death. Otherwise, the death benefit will be settled under the appropriate automatic form of benefit specified above.

If the person to whom the death benefit is payable dies before the entire death benefit is paid,

         We will pay the remaining death benefit in a lump sum to the payee named by such person or, if no payee was named, to such person's estate.

If the death benefit is payable to a non-individual (subject to the special rule for a trust for the sole benefit of a surviving spouse),

         We will pay the death benefit in a lump sum within one year after the owner's death.

If the Annuitant Dies Before the Annuity Date

         If an owner and an annuitant are not the same individual and the annuitant (or the last of joint annuitants) dies before the annuity date, the owner will become the annuitant until a new annuitant is selected.

Death after the Annuity Date

         If an owner or the annuitant dies after the annuity date, any amounts payable will continue to be distributed at least as rapidly as under the settlement and payment option then in effect on the date of death.

         Upon the owner's death after the annuity date, any remaining ownership rights granted under this contract will pass to the person to whom the death benefit would have been paid if the owner had died before the annuity date, as specified above.

Survival Provision

         The interest of any person to whom the death benefit is payable who dies at the time of, or within 30 days after, the death of the owner will also terminate if no benefits have been paid to such beneficiary, unless the owner had given us written notice of some other arrangement.

CHARGES, FEES  AND DEDUCTIONS

         No deductions are currently made from purchase payments (although we reserve the right to charge for any applicable premium tax charges). Therefore, the full amount of the purchase payments are invested in one or more of the variable sub-accounts and/or the general account options.


Administrative Charges

         Account Fee


         At the end of each contract year before the annuity date, Transamerica deducts an annual account fee as partial compensation for expenses relating to the issue and maintenance of the contract and the variable account. The annual account fee is equal to the lesser of $30. The account fee may be increased upon 30 days advance written notice, but in no event may it exceed $60 per contract year. If the contract is surrendered, the account fee, unless waived, will be deducted from a full surrender. The account fee will be deducted on a pro rata basis (based on values) from the account value including both the variable sub-accounts and the general account options. No interest adjustment will be assessed on any deduction for the account fee taken from the multi-year guarantee period option. The account fee for a contract year will be waived if the account value exceeds $50,000 on the last business day of that contract year or as of the date the contract is surrendered. We reserve the right to waive the account fee in connection with certain services or options.


         Annuity Fee

         After the annuity date, an annual annuity fee of $30 to help cover processing costs will be deducted in equal amounts from each variable payment made during the year ($2.50 each month if monthly payments). This fee will not be changed but may be waived. No annuity fee will be deducted from fixed payments.

         Administrative Expense Charge

         Transamerica also makes a daily deduction (the administrative expense charge) from the variable account (both before and after the contract date) at an effective current annual rate of 0.15% of assets held in each variable sub-account to reimburse Transamerica for administrative expenses. Transamerica has the ability in most states to increase or decrease this charge, but the charge is guaranteed not to exceed 0.35%. Transamerica will provide 30 days written notice of any change in fees. The administrative charges do not bear any relationship to the actual administrative costs of a particular contract. The administrative expense charge is reflected in the variable accumulation or variable annuity unit values for each variable sub-account.

Mortality and Expense Risk Charge


         Transamerica deducts a charge for bearing certain mortality and expense risks under the contracts. This is a daily charge at an effective annual rate of 1.25% of the assets in the variable account. Transamerica guarantees that this charge of 1.25% will never increase. The mortality and expense risk charge is reflected in the variable accumulation and variable annuity unit values for each variable sub-account.


         Variable accumulated values and variable settlement option payments are not affected by changes in actual mortality experience incurred by Transamerica. The mortality risks assumed by Transamerica arise from its contractual obligations to make settlement option payments determined in accordance with the settlement option tables and other provisions contained in the contract and to pay death benefits prior to the annuity date.

         The expense risk assumed by Transamerica is the risk that Transamerica's actual expenses in administering the contracts and the variable account will exceed the amount recovered through the administrative expense charge, account fees, transfer fees and any fees imposed for certain options and services.

         If the mortality and expense risk charge is insufficient to cover actual costs and risks assumed, the loss will fall on Transamerica. Conversely, if this charge is more than sufficient, any excess will be profit to Transamerica. Currently, Transamerica expects a profit from this charge.


         The cost of contract distribution, will be met from Transamerica's general corporate assets which may include amounts, if any, derived from the mortality and expense risk charge.

Guaranteed Minimum Death Benefit Rider

         If the owner elects the Guaranteed Minimum Death Benefit (GMDB) Rider, a fee will be deducted at the end of each contract month while the rider continues in force in the amount of 1/12 of 0.20% of the account value at that time. The fee is deducted from each variable sub-account pro rata based on the value in each variable sub-account through the cancellation of variable accumulation units. If there is not sufficient variable accumulated value, the fee will be deducted pro rata from the values in the general account options (any interest adjustment will apply, although Transamerica reserves the right to waive the interest adjustment).

Guaranteed Minimum Income Benefit Rider

         The Guaranteed Minimum Income Benefit Rider can be elected only concurrently with the GMDB Rider. The total fee deducted at the end of each month for these Riders is 1/12 of 0.40% of the account value at that time. The fee is deducted from each variable sub-account pro rata based on the value in each variable sub-account through the cancellation of variable accumulation units. If there is any sufficient variable accumulated value, the fee will be deducted pro rata from the values in the general account options (any interest adjustment will apply, although Transamerica reserves the right to waive the interest adjustment). Premium Tax Charges


         Currently   there  is  no  charge  for   premium   taxes   except  upon
annuitization. However, Transamerica may be required to pay premium or retaliatory taxes currently ranging from 0% to 5%. Transamerica reserves the right to deduct a charge for these premium taxes from premium payments, from amounts withdrawn, or from amounts applied on the annuity date. In some states and jurisdictions, charges for both direct premium taxes and retaliatory premium taxes may be imposed at the same or different times with respect to the same purchase payment, depending upon applicable law.

Transfer Fee


         Transamerica currently imposes a fee for each transfer in excess of the first 18 in a single contract year. Transamerica will deduct the charge from the amount transferred. This fee is $10 and will be used to help cover Transamerica's costs of processing transfers. Transamerica reserves the right to waive this fee or to not count transfers under certain options and services as part of the number of allowed annual transfers without charge.


Option and Service Fees

         Transamerica reserves the right to impose reasonable fees for administrative expenses associated with processing certain options and services. These fees would be deducted from each use of the option or service during a contract year.

Taxes

         No charges are currently made for taxes. However, Transamerica reserves the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that Transamerica determines to be attributable to the contracts.

Portfolio Expenses

         The value of the assets in the variable account reflects the value of portfolio shares and therefore the fees and expenses paid by each portfolio. A complete description of the fees, expenses, and deductions from the portfolios are found in the portfolios' prospectuses. See "The Portfolios" page 18.

Interest Adjustment


         For a description of the interest adjustment applicable to early withdrawals and transfers from a multi-year guaranteed periodoption, see "The General Account Options " in Appendix A.


Sales in Special Situations


         Transamerica may sell the contracts in special situations that are expected to involve reduced expenses for Transamerica. These instances may include: 1) sales in certain group arrangements, such as employee savings plans;
2) sales to current or former officers, directors and employees (and their families) of Transamerica and its affiliates; 3) sales to officers, directors, and employees (and their families) of the portfolios' investment advisers and their affiliates; and 4) sales to officers, directors, employees and sales agents (registered representatives) (and their families) of broker-dealers and other financial institutions that have sales agreements with Transamerica to sell the contracts. In these situations, 1) the mortality and expense risk charge or administration charges may be reduced or waived; and/or 2) certain amounts may be credited to the contract account value (for examples, amounts related to commissions or sales compensation otherwise payable to a broker-dealer may be credited to the contract account value. These reductions in fees or charges or credits to account value will not unfairly discriminate against any contract owner. These reductions in fees or charges or credits to account value are generally taxable and treated as purchase payments for purposes of income tax and any possible premium tax charge.

DISTRIBUTION OF THE CONTRACT

         Transamerica Securities Sales Corporation ("TSSC") is the principal underwriter of the contracts under a Distribution Agreement with Transamerica. TSSC may also serve as an underwriter and distributor of other contracts issued through the variable account and certain other separate accounts of Transamerica and affiliates of Transamerica. TSSC is an indirect wholly-owned subsidiary of Transamerica Corporation. TSSC is registered with the Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 1150 South Olive Street, Los Angeles, California 90015. TSSC may enter into sales agreements with broker/dealers to solicit applications for the contracts through registered representatives who are licensed to sell securities and variable insurance products.

         Under the Sales Agreements, TSSC will pay broker-dealers compensation based on a percentage of each purchase payment plus compensation annually based on a percentage of account value. Both percentages may be up to 1.00% and in certain situations additional amounts for marketing allowances, production bonuses, service fees, sales awards and meetings, and asset based trailer commissions may be paid.


SETTLEMENT OPTION  PAYMENTS

Annuity Date

         The annuity date is the date that the annuitization phase of the contract begins. On the annuity date, we will apply the annuity amount (defined below) to provide payments under the settlement option selected by the owner. The annuity date is selected by the owner and may be changed from time to time by the owner by giving notice, in a form and manner acceptable to Transamerica, to the Service Center, provided that notice of each change is received by the Service Center at least thirty (30) days prior to the then-current annuity date. The annuity date cannot be earlier than the first contract anniversary except for certain qualified contracts. The latest annuity date which may be elected is the later of (a) the first day of the calendar month immediately preceding the month of the annuitant's or joint annuitants' 85th birthday, or (b) the first day of the month coinciding with or next following the tenth contract anniversary. The latest allowed annuity date may vary in certain jurisdictions.

         The annuity date must be the first day of a calendar month. The first settlement option payment will be on the first day of the month immediately following the annuity date. Certain qualified contracts may have restrictions as to the annuity date and the types of settlement options available. See "Federal Tax Matters," page 38.


Annuity Amount
         The annuity amount is the account value on the annuity date, less any interest adjustment and less any applicable premium tax charges.

Guaranteed Minimum Income Benefit

         The owner may elect the Guaranteed Minimum Income Benefit (GMIB) Rider only if the Guaranteed Minimum Death Benefit Rider is also elected. If cancelled, the GMIB Rider cannot be reinstated. The GMIB Rider can only be elected before contract effective date and only if the oldest owner is not yet 80 years old. If the Rider is elected, the Guaranteed Minimum Income Benefit prior to the contract anniversary on which the owner's or joint owner's age is 85, will be the settlement option which can be purchased at the rates described below with the amount which is the greatest of (a) the account value, (b) the sum of all purchase payments less withdrawal taken, adjusted as described below, and the applicable premium tax charges, or (c) the highest account value on any contract anniversary plus purchase payments made less withdrawals taken, adjusted as described below, and any applicable premium tax charges since that contract anniversary. Between the contract anniversary on which the owner's or joint owner's age is 85 and the contract anniversary on which the owner's or joint owner's age is 90 the Guaranteed Minimum Income Benefit is the settlement option which can be purchased with the amount calculated prior to the owner's age 85 plus purchase payments made and minus withdrawals taken, adjusted as described below. After the contract anniversary on which the owner's or joint owner's age is 90, the Guaranteed Minimum Income Benefit is the settlement option which can be purchased with the annuity amount described in the preceding paragraph. The settlement option which can be purchased with the Guaranteed Minimum Income Benefit is a life and 10 year period certain annuity. If the life expectancy of the oldest owner is less than 10 years as specified by life expectancy table used by the Internal Revenue Service, then the settlement option will be a life and period certain annuity in which the period certain is the life expectancy of the oldest owner. The actuarial basis for the annuity rates under this option is the 1983 IAM Table, project scale G, with an interest rate of 3% per year for males, females or unisex, as appropriate.

         Upon any withdrawal, the Guaranteed Minimum Income Benefit amount will be reduced. The amount of that reduction will depend upon whether the account value is more or less than the Guaranteed Minimum Income Benefit amount on the date of withdrawal. If the account value is equal to or more than the Guaranteed Minimum Income Benefit amount, the Guaranteed Minimum Income Benefit amount will be reduced by the amount of the withdrawal. If the account value is less than the Guaranteed Minimum Income Benefit amount, the Guaranteed Minimum Income Benefit amount will be reduced proportionately to the reduction in the account value. For example if the withdrawal reduces the account value by 20%, then the Guaranteed Minimum Income Benefit will also be reduced by 20%.

         Owners who have elected the Guaranteed Minimum Income Benefit may exercise a settlement option under the Rider only during the 30 days following each contract anniversary beginning with the seventh contract anniversary and only between the oldest owner's 60th to 90th birthdays.

Settlement Option Payments


         If the amount of the monthly payment from the settlement option selected by the owner would result in a monthly settlement option payment of less than $150, or if the annuity amount is less than $5,000, Transamerica reserves the right to offer a less frequent mode of payment or pay the cash surrender value in a cash payment. Monthly settlement option payments from the variable payment option will further be subject to a minimum monthly payment of $75 from each variable sub-account from which such payments are made.

         The owner may choose from the settlement options below. Transamerica may consent to other plans of payment before the annuity date. For settlement options involving life contingencies, the actual age and/or sex of the annuitant, or a joint annuitant will affect the amount of each payment. Sex-distinct rates generally are not allowed under certain qualified contracts. Transamerica reserves the right to ask for satisfactory proof of the annuitant's (or joint annuitant's) age. Transamerica may delay settlement option payments until satisfactory proof is received. Since payments to older annuitants are expected to be fewer in number, the amount of each annuity payment shall be greater for older annuitants than for younger annuitants.

         The owner may choose from the two payment options described below. The annuity date and settlement options available for qualified contracts may also be controlled by endorsements, the plan or applicable law.

Election of Settlement Option Forms and Payment Options

         Before the annuity date, and while the annuitant is living, the owner may, by written request, change the settlement option or payment option. The request for change must be received by the Service Center at least 30 days prior to the annuity date.

         In the event that a settlement option form and payment option is not selected at least 30 days before the annuity date, Transamerica will make settlement option payments in accordance with the 120 month period certain and life settlement option and the applicable provisions of the contract.


     For elections of of settlement option when GMIB Rider is in effects, see "Guaranteed Minimum Income Benefit" above at page____.

Payment Options

     Owners may elect a fixed or a variable payment option, or a combination of both (in 25% increments of the annuity amount).

         Unless specified otherwise, the annuity amount in the variable account will be used to provide a variable payment option and the amount in the general account options will be used to provide a fixed payment option. In this event, the initial allocation of variable annuity units for the variable sub-accounts will be in proportion to the account value in the variable sub-accounts on the annuity date.

Fixed Payment Option

         A fixed payment option provides for payments which will remain constant pursuant to the terms of the settlement option elected. If a fixed payment option is selected, the portion of the annuity amount used to provide that payment option will be transferred to the general account assets of Transamerica, and the amount of payments will be established by the fixed settlement option selected and the age and sex (if sex-distinct rates are allowed by law) of the annuitant(s) and will not reflect investment experience after the annuity date. The fixed payment amounts are determined by applying the fixed settlement option purchase rate specified in the contract to the portion of the annuity amount applied to the payment option. Payments may vary after the death of an annuitant under some options; the amounts of variances are fixed on the annuity date.

Variable Payment Option

         A variable  payment  option  provides for payments  that vary in dollar
amount,   based  on  the  investment   performance  of  the  selected   variable
sub-account(s). The variable settlement option purchase rate tables in the contract reflect an assumed annual interest rate of 4%, so if the actual net investment performance of the variable sub-account(s) is less than 4%, then the dollar amount of the actual payments will decrease. If the actual net investment performance of the variable sub-account(s) is higher than 4%, then the dollar amount of the actual payments will increase. If the net investment performance exactly equals the 4% rate, then the dollar amount of the actual payments will remain constant. Transamerica may offer other assumed annual interest rates.

         Variable payments will be based on the variable sub-accounts selected by the owner, and on the allocations among the variable sub-accounts.
         For further details as to the determination of variable payments, see the Statement of Additional Information.

Settlement Option Forms

         The owner may choose any of the settlement option forms described below. Subject to approval by Transamerica, the owner may select any other settlement option form then being offered by Transamerica.

         (1) Life Annuity. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments end with the payment due just before the annuitant's death. There is no death benefit. It is possible that no payment will be made if the annuitant dies after the annuity date but before the first payment is due; only one payment will be made if the annuitant dies before the second payment is due, and so forth.

         (2) Life and Contingent Annuity. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments will continue for as long as the annuitant lives. After the annuitant dies, payments will be made to the contingent annuitant, for as long as the contingent annuitant lives. The continued payments can be in the same amount as the original payments, or in an amount equal to one-half or two-thirds thereof. Payments will end with the payment due just before the death of the contingent annuitant. There is no death benefit after both die. If the contingent annuitant does not survive the annuitant, payments will end with the payment due just before the death of the annuitant. It is possible that no payments or very few payments will be made, if the annuitant and contingent annuitant die shortly after the annuity date.

         The written request for this form must: (a) name the contingent annuitant; and (b) state the percentage of payments to be made after the annuitant dies. Once payments start under this settlement option form, the person named as contingent annuitant for purposes of being the measuring life, may not be changed. Transamerica will require proof of age for the annuitant and for the contingent annuitant before payments start.

     (3) Life Annuity With Period Certain. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments will be made for the longer of: (a) the annuitant's life; or (b) the period certain. The period certain may be 120 or 180 or 240 months.

         If the annuitant dies after all payments have been made for the period certain, payments will cease with the payment due just before the annuitant's death. No benefit will then be payable to the beneficiary.

         If the annuitant dies during the period certain, the rest of the period certain payments will be made to the beneficiary, unless the owner provides otherwise.

     The written request for this form must: (a) state the length of the period certain; and (b) name the beneficiary.

         (4) Joint and Survivor Annuity. Payments will be made starting on the first day of the month immediately following the annuity date, if and for as long as the annuitant and joint annuitant are living. After the annuitant or joint annuitant dies, payments will continue for so long as the survivor lives. Payments end with the payment due just before the death of the survivor. The continued payments can be in the same amount as the original payments, or in an amount equal to one-half or two-thirds thereof. It is possible that no payments or very few payments will be made under this form if the annuitant and joint annuitant both die shortly after the annuity date.

         The written request for this form must: (a) name the joint annuitant; and (b) state the percentage of continued payments to be made after the first death. Once payments start under this settlement option form, the person named as joint annuitant, for the purpose of being the measuring life, may not be changed. Transamerica will need proof of age for the annuitant and joint annuitant before payments start.

         (5) Other Forms of Payment. Benefits can be provided under other settlement options not described in this section subject to Transamerica's agreement and any applicable state or federal law or regulation. Requests for any other settlement option must be made in writing to the Service Center at least 30 days before the annuity date.

         After the annuity date, (a) no changes can be made in the settlement option and payment option; (b) no additional purchase payment will be accepted under the contract; and (c) no further withdrawals will be allowed.

         The owner of a non-qualified contract may, at any time after the annuity date by written notice to us at the Service Center, change the payee of benefits being provided under the contract. The effective date of change in payee will be the latter of: (a) the date we receive the written request for such change; or (b) the date specified by the owner. The owner of a qualified contract may not change payees, except as permitted by the plan, arrangement or federal law.

FEDERAL TAX MATTERS

Introduction

         The following discussion is a general description of federal tax considerations relating to the contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a
distribution   under  the  contract.   Any  person  concerned  about  these  tax
implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon Transamerica's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

         The contract may be purchased on a non-tax qualified basis ("non-qualified contract") or purchased and used in connection with plans or arrangements qualifying for special tax treatment ("qualified contract"). Qualified contracts are designed for use in connection with plans or arrangements entitled to special income tax treatment under Sections 401, 403(b), 408 and 408A of the Code. The ultimate effect of federal income taxes on the amounts held under a contract, on settlement option payments, and on the economic benefit to the owner, the annuitant, or the beneficiary may depend on the type of retirement plan or arrangement for which the contract is purchased, on the tax and employment status of the individual concerned, and on Transamerica's tax status. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax qualified retirement plan or arrangement and receiving distributions from a qualified contract in order to continue receiving favorable tax treatment. Therefore, purchasers of qualified contracts should seek competent legal and tax advice regarding the suitability of the contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the contract. The following discussion is based on the assumption that the contract qualifies as an annuity for federal income tax purposes and that all purchase payments made to qualified contracts are in compliance with all requirements under the Code and the specific retirement plan or arrangement.

Purchase Payments

         At the time the initial purchase payment is paid, a prospective purchaser must specify whether he or she is purchasing a non-qualified contract or a qualified contract. If the initial purchase payment is derived from an exchange, transfer, conversion or surrender of another annuity contract, Transamerica may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. Transamerica will require that persons purchase separate contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate contract would require the minimum initial purchase payment previously described. Additional purchase payments under a contract must qualify for the same federal income tax treatment as the initial purchase payment under the contract. Transamerica will not accept an additional purchase payment under a contract if the federal income tax treatment of such purchase payment would be different from that of the initial purchase payment.

Taxation of Annuities

         In General

         Section 72 of the Code governs taxation of annuities in general. Transamerica believes that an owner who is a natural person generally is not taxed on increases in the value of a contract until distribution occurs by withdrawing all or part of the account value (e.g., withdrawals or settlement option payments). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the account value (and in the case of a qualified contract, any portion of an interest in the plan) generally will be treated as a distribution. The taxable portion of a distribution is taxable as ordinary income.

         The owner of any contract who is not a natural person generally must include in income any increase in the excess of the account value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a competent tax adviser.

         The following discussion generally applies to a contract owned by a natural person.

         Withdrawals


         With respect to non-qualified contracts, partial withdrawals (including withdrawals under the systematic withdrawal option) are generally treated as taxable income to the extent that the account value immediately before the withdrawal exceeds the "investment in the contract" at that time. The "investment in the contract" generally equals the amount of non-deductible purchase payments made.

         In the case of a withdrawal from qualified contracts (including withdrawals under the systematic withdrawal option or the automatic payout option), a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan or arrangement. The "investment in the contract" generally equals the amount of non-deductible purchase payments made by or on behalf of any individual. For certain qualified contracts, the "investment in the contract" can be zero. Special tax rules applicable to certain distributions from qualified contracts are discussed below, under "Qualified Contracts."


         If a partial withdrawal from a multi-year guarantee period is subject to an interest adjustment, the account value immediately before the withdrawal will not be altered to take into account the interest adjustment. As a result, for purposes of determining the taxable portion of a partial withdrawal, the account value will be treated as including the amount deducted from the multi-year guarantee period due to the interest adjustment.


         Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."

         Settlement Option Payments

         Although the tax consequences may vary depending on the settlement option elected under the contract, in general a ratable portion of each payment that represents the amount by which the account value exceeds the "investment in the contract" will be taxed based on the ratio of the "investment in the contract" to the total benefit payable; after the "investment in the contract" is recovered, the full amount of any additional settlement option payments is taxable.

         For variable payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract."

         For fixed payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the payments for the term selected; however, the remainder of each settlement option payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional settlement option payments is taxable. If settlement option payments cease as a result of an annuitant's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

         Withholding

         The Code requires Transamerica to withhold federal income tax from withdrawals. However, except for certain qualified contracts, an owner will be entitled to elect, in writing, not to have tax withholding apply. Withholding applies to the portion of the distribution which is includible in income and subject to federal income tax. Withholding applies only if the taxable amount of the distribution is at least $200. Some states also require withholding for state income taxes.

         The withholding rate varies according to the type of distribution and the Owner's tax status. "Eligible rollover distributions" from Section 401(a) plans and Section 403(b) tax sheltered annuities are subject to mandatory federal income tax withholding at the rate of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except for certain distributions or settlement option payments made in a specified form. The 20% mandatory withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or to an IRA.

         The federal income tax withholding rate for a distribution that is not an "eligible rollover distribution" is 10% of the taxable amount of the distribution.

         Penalty Tax

         There may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the owner attains age 59 1/2; (2) made as a result of death or disability of the owner; or (3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the life(ves) or life expectancy(ies) of the owner and a "designated beneficiary." Other exceptions to the tax penalty may apply to certain distributions from a qualified contract.

         Taxation of Death Benefit Proceeds

         Amounts may be distributed from the contract because of the death of an owner. Generally such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under a settlement option, they are taxed in the same manner as settlement option payments, as described above. For these purposes, the investment in the contract is not affected by the owner's death. That is, the investment in the contract remains the amount of any purchase payments paid which are not excluded from gross income.

         Transfers, Assignments, or Exchanges of the Contract

         For non-qualified contracts, a transfer of ownership of a contract, the designation of an annuitant, payee, or other beneficiary who is not also the owner, or the exchange of a contract may result in certain tax consequences to the owner that are not discussed herein. An owner contemplating any such designation, transfer, assignment, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction. Qualified contracts may not be assigned or transferred, except as permitted by the Code or the Employee Retirement Income Security Act of 1974 (ERISA).

         Multiple Contracts

         All deferred non-qualified contracts that are issued by Transamerica (or its affiliates) to the same owner during any calendar year are treated as one contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contracts as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

Qualified Contracts

         In General

         The qualified contracts are designed for use with several types of retirement plans and arrangements. The tax rules applicable to participants and beneficiaries in retirement plans or arrangements vary according to the type of plan and the terms and conditions of the plan. Special tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.

         We make no attempt to provide more than general information about use of the contracts with the various types of retirement plans. Owners and participants under retirement plans, as well as annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract (including any endorsements) issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the contracts. Owners are responsible for determining that contributions and other transactions with respect to the contracts satisfy applicable law. Purchasers of contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the contract.

         For qualified plans under Section 401(a), 403(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reach age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the Owner's death.

         Qualified Pension and Profit Sharing Plans


         Section 401(a) of the Code permits employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the contract in order to provide retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this contract is assigned or transferred to any individual as a means to provide benefits payments. Purchasers of a contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the contract to their specific needs. The contract can be used to fund transfers from Code Section 401(a) plans but is not designed to accept subsequent ongoing contributions.


    Individual Retirement Annuities, Simplified Employee Plans and Roth IRAs

         The sale of a contract for use with any IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek competent advice as to the suitability of the contract for use with IRAs.


         The contract is also designed to fund IRA rollovers and is designed to accept subsequent annual contributions. An IRA is a contract to which purchase payments are subject to limitations imposed by the Code. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account (each hereinafter referred to as an "IRA"). Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA.


         Earnings in an IRA are not taxed until distribution. IRA contributions are limited each year to the lesser of $2,000 or 100% of the Owner's compensation (including earned income as defined in Code Section 401(c)(2)) and may be deductible in whole or in part depending on the individual's adjusted gross income and whether or not the individual is considered an active participant in a qualified plan. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

         Eligible employers that meet specified criteria under Code Section 408(k) could establish simplified employee pension plans (SEP/IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs, and may be deductible to the employer. SEP/IRAs are subject to certain Code requirements regarding participation and amounts of contributions.


The contract may also be used to fund Roth IRA conversions and transfers and is designed to accept subsequent annual contributions. A Roth IRA is a contract to which purchase payments are subject to limitations imposed by the Code. Section 408A of the Code permits eligible individuals to contribute to an individual retirement program known as a Roth IRA on a non-deductible basis. In addition, distributions from a non-Roth IRA may be converted to a Roth IRA. A non-Roth IRA is an individual retirement account or annuity described in section 408(a) or 408(b), other than a Roth IRA. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made
(1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA. Purchasers should seek competent advice as to the suitability of the contract for use with Roth IRAs.


         Tax Sheltered Annuities

         Under Code Section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to Social Security and Medicare (FICA) taxes.

         Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

         Pre-1989 contributions and earnings through December 31, 1989 are not subject to the restrictions described above. However, funds transferred to a qualified contract from a Section 403(b)(7) custodial account will be subject to the restrictions.


     The contract may be used to fund rollovers or transfers from Code Section 403(a) and 403(b) but is not designed to accept subsequent ongoing contributions.


         Restrictions under Qualified Contracts

         Other restrictions with respect to the election, commencement, or distribution of benefits may apply under qualified contracts or under the terms of the plans in respect of which qualified contracts are issued. A qualified contract will be amended as necessary to conform to the requirements of the Code.

Taxation of Transamerica

         Transamerica is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the variable account is not an entity separate from Transamerica, and its operations form a part of Transamerica, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the contracts. Under existing federal income tax law, Transamerica believes that the variable account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contracts.

         Accordingly, Transamerica does not anticipate that it will incur any federal income tax liability attributable to the variable account and, therefore, Transamerica does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in Transamerica being taxed on income or gains attributable to the variable account, then Transamerica may impose a charge against the variable account (with respect to some or all contracts) in order to set aside provisions to pay such taxes.

Tax Status of the Contract

         Diversification Requirements

           Section   817(h)  of  the  Code   requires   that  with   respect  to
non-qualified contracts, the investments of the portfolios be "adequately diversified" in accordance with Treasury regulations in order for the contracts to qualify as annuity contracts under federal tax law. The variable account, through the portfolios, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the portfolios' assets may be invested.

         In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control for the investments of a segregated asset account may cause the investor (i.e., the owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

         The ownership rights under the contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner has additional flexibility in allocating premium payments and account values. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the variable account. In addition, Transamerica does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Transamerica therefore reserves the right to modify the contract as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the variable account.

         Required Distributions

         In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any non-qualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements will be considered satisfied as to any portion of the owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The owner's "designated beneficiary" refers to a natural person designated by such owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the owner's "designated beneficiary" is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

         The non-qualified contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. All provisions in the contract will be interpreted to maintain such tax qualification. We may make changes in order to maintain this qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will provide you with a copy of any changes made to the contract.

Possible Changes in Taxation

         Legislation has been proposed in 1998 that, if enacted, would adversely modify the federal taxation of certain insurance and annuity contracts. For example, one proposal would tax transfers among investment options and tax exchanges involving variable contracts. A second proposal would reduce the "investment in the contract" under cash value life insurance and certain annuity contracts by certain amounts, thereby increasing the amount of income for purposes of computing gain. Although the likelihood of there being any changes is uncertain, there is always the possibility that the tax treatment of the Contracts could be changed by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Other Tax Consequences

         As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect Transamerica's understanding of current law and the law may change. Federal estate and gift tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the contract depend on the individual circumstances of each owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

PERFORMANCE DATA

         From time to time, Transamerica may advertise yields and average annual total returns for the variable sub-accounts. In addition, Transamerica may advertise the effective yield of the money market variable sub-account. These figures will be based on historical information and are not intended to indicate future performance.

         The yield of the money market variable sub-account refers to the annualized income generated by an investment in that variable sub-account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that variable sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

         The yield of a variable sub-account (other than the money market variable sub-account) refers to the annualized income generated by an investment in the variable sub-account over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a twelve-month period and is shown as a percentage of the investment.


         The yield calculations do not reflect the effect of any premium taxes or rider fees that may be applicable to a particular contract. To the extent that premium taxes or rider fees are applicable to a particular contract, the yield of that contract will be reduced. For additional information regarding yields and total returns, please refer to the Statement of Additional Information.

         The average annual total return of a variable sub-account refers to return quotations assuming an investment has been held in the variable sub-account for various periods of time including, but not limited to, a period measured from the date the variable sub-account commenced operations. When a variable sub-account has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. The average annual total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment (excluding deduction of any premium taxes or rider fees) as of the last day of each of the periods for which total return quotations are provided.


         Performance information for any variable sub-account reflects only the performance of a hypothetical contract under which account value is allocated to a variable sub-account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies and characteristics of the portfolios in which the variable sub-account invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total returns, see the Statement of Additional Information.


         Reports and promotional literature may also contain other information including (1) the ranking of any variable sub-account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., Morningstar, VARDS, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard and Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (2) the effect of tax deferred compounding on variable sub-account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. Other ranking services and indices may be used.


         In its advertisements and sales literature, Transamerica may discuss, and may illustrate by graphs, charts, or otherwise, the implications of longer life expectancy for retirement planning, the tax and other consequences of long-term investment in the contract, the effects of the contract's lifetime payout options, and the operation of certain special investment features of the contract -- such as the dollar cost averaging option. Transamerica may explain and depict in charts, or other graphics, the effects of certain investment strategies, such as allocating purchase payments between the general account options and a variable sub-account. Transamerica may also discuss the Social Security system and its projected payout levels and retirement plans generally, using graphs, charts and other illustrations.

         Transamerica may from time to time also disclose average annual total return in non-standard formats and cumulative (non-annualized) total return for the variable sub-accounts. Transamerica may from time to time also disclose yield, and total returns for any or all variable sub-accounts.

         All non-standard performance data will only be disclosed if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

         Transamerica may also advertise performance figures for the variable sub-accounts based on the performance of a portfolio prior to the time the variable account commenced operations.

PREPARING FOR YEAR 2000

         As a result of computer systems that may recognize a date of 12/31/00 as the year 1900 rather than the year 2000, disruptions of business activities may occur with the year 2000. In response, Transamerica established in 1997 a "Y2K" committee to address this issue. With regard to the systems and software which administer and affect the contracts, Transamerica has determined that is own internal systems will be Year 2000 compliant. Additionally, Transamerica requires any third party vendor which supplies software or administrative services to Transamerica in connection with the administration of the contracts, to certify that the software or services will be Year 2000 compliant. In determining the variable accumulation unit values for each variable sub-account, Transamerica is reliant upon information received from the portfolios and is confirming that Year 2000 issues will not interfere with this flow of information. As of the date of this prospectus, it is not anticipated that contract owners will experience negative affects on their investment, or on the services received in connection with their contracts, as a result of Year 2000 issues. However, especially when taking into account interaction with other systems, it is difficult to predict with precision that there will be no disruption of service connection with the year 2000.

LEGAL PROCEEDINGS

         There is no pending, material legal proceeding affecting the variable account. Transamerica is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to Transamerica's assets or to the variable account.

LEGAL MATTERS

         Advice   regarding   certain  legal  matters   concerning  the  federal
securities laws applicable to the issue and sale of the contract has been provided by Sutherland, Asbill & Brennan LLP. The organization of Transamerica, its authority to issue the contract and the validity of the form of the contract have been passed upon by James W. Dederer, General Counsel and Secretary of Transamerica.

ACCOUNTANTS


         The consolidated financial statements of Transamerica for each of the three years in the period ended December 31, 1997, have been audited by Ernst & Young LLP, Independent Auditors, 515 South Flower Street, Los Angeles, California 90071, as set forth in their report appearing in the Statement of Additional Information, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. There are no audited financial statements for the variable account since it had not commenced operations in 1997.


VOTING RIGHTS

         To the extent required by applicable law, all portfolio shares held in the variable account will be voted by Transamerica at regular and special shareholder meetings of the respective portfolio in accordance with instructions received from persons having voting interests in the corresponding variable sub-account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if Transamerica determines that it is allowed to vote all portfolio shares in its own right, Transamerica may elect to do so.

         The person with the voting interest is the owner. The number of votes which are available to an owner will be calculated separately for each variable sub-account. Before the annuity date, that number will be determined by applying his or her percentage interest, if any, in a particular variable sub-account to the total number of votes attributable to that variable sub-account. The owner holds a voting interest in each variable sub-account to which the account value is allocated. After the annuity date, the number of votes decreases as settlement option payments are made and as the reserves for the contract decrease.

         The number of votes of a portfolio will be determined as of the date coinciding with the date established by that portfolio for determining shareholders eligible to vote at the meeting of the portfolios. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective portfolios.

         Shares as to which no timely instructions are received and shares held by Transamerica as to which owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all contracts participating in the variable sub-account. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis.

         Each  person  or  entity  having  a  voting   interest  in  a  variable
sub-account will receive proxy material, reports and other material relating to the appropriate portfolio.

         It should be noted that generally the portfolios are not required, and do not intend, to hold annual or other regular meetings of shareholders.

AVAILABLE INFORMATION

         Transamerica  has filed a  registration  statement  (the  "Registration
Statement") with the Securities and Exchange Commission under the 1933 Act relating to the contract offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to Transamerica and the contract. Statements contained in this prospectus, as to the content of the contract and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Commission, located at 450 Fifth Street, N.W., Washington, D.C.



STATEMENT OF ADDITIONAL INFORMATION

         A Statement of Additional Information is available which contains more details concerning the subjects discussed in this prospectus. The following is the Table of Contents for that Statement:

TABLE OF CONTENTS                                                                                              Page

THE CONTRACT .....................................................................................................3

NET INVESTMENT FACTOR.............................................................................................3

SETTLEMENT OPTION PAYMENTS........................................................................................3
         Variable Annuity Units and Payments......................................................................3
         Variable Annuity Unit Value..............................................................................3
         Transfers After the Annuity Date ........................................................................4

GENERAL PROVISIONS ...............................................................................................4
         IRS Required Distributions...............................................................................4
         Non-Participating........................................................................................4
         Misstatement of Age or Sex ..............................................................................4
         Proof of Existence and Age ..............................................................................4
         Annuity Data.............................................................................................4
         Assignment...............................................................................................5
         Annual Report............................................................................................5
         Incontestability.........................................................................................5
         Entire Contract..........................................................................................5
         Changes in the Contract..................................................................................5
         Protection of Benefits...................................................................................5
         Delay of Payments........................................................................................5
         Notices and Directions...................................................................................6

CALCULATION OF YIELDS AND TOTAL RETURNS...........................................................................6
         Money Market Sub-Account Yield Calculation...............................................................6
         Other Sub-Account Yield Calculations.....................................................................6
         Standard Total Return Calculations.......................................................................7
         Adjusted Historical Portfolio Performance Data...........................................................7
         Other Performance Data...................................................................................8

HISTORIC PERFORMANCE DATA.........................................................................................8
         General Limitations......................................................................................8
         Adjusted Historical Sub-Account Performance Data.........................................................8

DISTRIBUTION OF THE CONTRACT.....................................................................................18

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS...........................................................................18

STATE REGULATION.................................................................................................18

RECORDS AND REPORTS..............................................................................................18

FINANCIAL STATEMENTS.............................................................................................18

APPENDIX - Accumulation Transfer Formula.........................................................................19

Appendix A

THE GENERAL ACCOUNT OPTIONS

     .........This  prospectus  is  generally  intended to serve as a disclosure document only for the contract and the variable account. For complete details regarding the general account options, see the contract itself.

 .........The account value allocated to the general account options becomes part of the general account of Transamerica, which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act, and Transamerica has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the general account options.

     .........The  general  account  options are part of the general  account of
     Transamerica. The general account of Transamerica consists of all the general assets of Transamerica, other than those in the variable account, or in any other separate account. Transamerica has sole discretion to invest the assets of its general account subject to applicable law.

     .........The allocation or transfer of funds to the general account options does not entitle the owner to share in the investment experience of Transamerica's general account.



                     THE MULTI-YEAR GUARANTEE PERIOD OPTIONS

         The multi-year guarantee period options provide guaranteed fixed rates of interest compounded annually for specific guarantee periods. Amounts allocated to the multi-year guarantee period options will be credited with interest of no less than 3% per year. Amounts withdrawn from a guarantee period prior to the end of its guarantee period will be subject to an interest adjustment, as explained below.


         Each guarantee period offers a specified duration with a corresponding guaranteed interest rate. Currently Transamerica is offering three, five and seven year guarantee periods but these may change at any time.


         The owner bears the risk that, after the initial guarantee period, Transamerica will not credit interest in excess of 3% per year to amounts allocated to the multi-year guarantee periodoptions.

         Each amount allocated or transferred to the multi-year guarantee period options will establish a new guarantee period of a duration selected by the owner from among those then being offered by Transamerica. Every guarantee period offered by Transamerica will have a duration of at least one year. The minimum amount that may be allocated or transferred to a multi-year guarantee period is $1,000. Purchase payments allocated to a multi-year guarantee period will be credited on the date the payment is received at the Service Center. Any amount transferred from another multi-year guarantee period or from a variable sub-account to a guarantee period will establish a new guarantee period as of the effective date of the transfer.

Multi-Year Guarantee Period

         Each multi-year guarantee period will have its own guaranteed interest rate and expiration date. The guaranteed interest rate applicable to a guarantee period will depend on the date the guarantee period is established, the duration chosen by the owner and the class of that guarantee period . A guarantee period chosen may not extend beyond the annuity date.

         Transamerica reserves the right to limit the maximum number of multi-year guarantee periods that may be in effect at any one time.

         Transamerica will establish effective annual rates of interest for each multi-year guarantee period. The effective annual rate of interest established by Transamerica for a multi-year guarantee period will remain in effect for the duration of the guarantee period.

         Interest will be credited to a multi-year guarantee period based on its daily balance at a daily rate which is equivalent to the guaranteed interest rate applicable to that guarantee period for amounts held during the entire guarantee period. Amounts withdrawn or transferred from a guarantee period prior to its expiration date will be subject to an interest adjustment as described below. In no event will the effective annual rate of interest applicable to a guarantee period be less than 3% per year.


Interest Adjustment

         If any amount is withdrawn or transferred from a guarantee period prior to its expiration date (excluding withdrawals for the purpose of paying the death benefit), the amounts withdrawn or transferred will be subject to an interest adjustment. The interest adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The interest adjustment is computed by multiplying the amount withdrawn or transferred by the following factor:

                   [(1 + I) divided by (1 + J + 0.005)]N/12 -1
         where:

         I        is the guaranteed interest rate in effect;

         J is the current interest rate available for a period equal to the number of years remaining in the guarantee period at the time of withdrawal or transfer (fractional years are rounded up to the next full year); and

         N is the number of full months remaining in the term at the time the withdrawal or transfer request is processed.

         In general the interest adjustment will operate to decrease the value upon withdrawal or transfer when the guaranteed interest rate in effect for that allocation is lower than the current interest rate (as of the date of the transaction) that would apply for a guarantee period equal to the number of full years remaining in the guarantee period as of that date. (For purposes of determining the interest adjustment, if the company does not offer a guarantee period of that duration, the applicable current interest rate will be determined by linear interpolation between current interest rates for two periods that are available). If the current interest rate thus determined plus 1/2 of one percent is greater than the guaranteed interest rate, the interest adjustment will be negative and amount withdrawn or transferred will be decreased. However, the value will never be decreased below the initial allocation plus daily interest at 3% interest per year. There are no positive interest adjustments.


Expiration of a multi-year guarantee period


         At least 45 days, but not more than 60 days, prior to the expiration date of a guarantee period, Transamerica will notify the owner as to the options available when a guarantee period expires. The owner may elect one of the following:

         (a)      transfer  the amount  held in that  guarantee  period to a new
                  guarantee   period   from  among   those   being   offered  by
                  Transamerica at such time.

         (b) transfer the amount held in that guaranteed period to one or more variable sub-accounts or to another general account option then available.

         Transamerica must receive the owner's notice electing one of these at the Service Center by the expiration date of the guarantee period. If such election has not been received by Transamerica at the Service Center, the amount held in that guarantee period will remain in the guaranteed period account and a new guarantee period of the same duration as the expiring guarantee period, if offered, will automatically be established by Transamerica with a new guaranteed interest rate declared by Transamerica for that guarantee period. The new guarantee period will start on the day following the expiration date of the previous guarantee period.

         If Transamerica is not currently offering guarantee period having the same duration as the expiring guarantee period, the new guarantee period will be the next longer duration, or if Transamerica is not offering a guarantee period longer than the duration of the expiring guarantee period, the next shorter duration. However, no guarantee period can extend beyond the annuity date.

         If the amount held in an expiring guarantee period is less than $1,000, Transamerica reserves the right to transfer such amount to the money market variable sub-account.

Appendix B


Example of Variable Accumulation Unit Value Calculations
         Suppose the net asset value per share of a Portfolio at the end of the current Valuation Period is $20.15; at the end of the immediately preceding Valuation Period it was $20.10; the Valuation Period is one day; and no dividends or distributions caused the Portfolio to go "ex-dividend" during the current Valuation Period. $20.15 divided by $20.10 is 1.002488. Subtracting the one day risk factor for Mortality and Expense Risk Charge and the Administrative Expense Charge of .003814% (the daily equivalent of the current charge of 1.40% on an annual basis) gives a Net Investment Factor of 1.002449. If the value of the Variable Accumulation Unit for the immediately preceding Valuation Period had  been  15.500000,  the  value  for the  current  Valuation  Period  would be
15.537966 (15.5 x 1.002449). Example of Variable Annuity Unit Value Calculations Suppose the circumstances of the first example exist, and the value of a Variable Annuity Unit for the immediately  preceding Valuation Period had been
13.500000. If the first Variable Annuity Payment is determined by using an annuity payment based on an assumed interest rate of 4% per year, the value of the Variable Annuity Unit for the current Valuation Period would be 13.531613 (13.5 x 1.002449 (the Net Investment Factor) x 0.999893). 0.999893 is the
factor, for a one day Valuation Period, that neutralizes the assumed rate of four percent (4%) per year used to establish the Variable Annuity Rates found in the Contract. Example of Variable Annuity Payment Calculations
         Suppose that the Account is currently credited with 3,200.000000 Variable Accumulation Units of a particular Sub-Account.
         Also suppose that the Variable Accumulation Unit Value and the Variable Annuity Unit Value for the particular Sub-Account for the Valuation Period which ends immediately preceding the first day of the month is 15.500000 and 13.500000 respectively, and that the Variable Annuity Rate for the age and option elected is $5.73 per $1,000. Then the first Variable Annuity Payment would be:

         3.200 x 15.5 x 5.73 divided by 1,000 = $284.21,
 and the number of Variable Annuity Units credited for future payments would be:
         284.21 divided by 13.5 = 21.052444.

         For the second monthly payment, suppose that the Variable Annuity Unit Value on the 10th day of the second month is 13.565712. Then the second Variable Annuity Payment would be $285.59 (21.052444 x 13.565712).

Appendix C

                 Transamerica Life Insurance and Annuity Company

                              DISCLOSURE STATEMENT
                       for Individual Retirement Annuities


         The following information is being provided to you, the Owner, in accordance with the requirements of the Internal Revenue Service (IRS). This Disclosure Statement contains information about opening and maintaining an Individual Retirement Annuity ("IRA") and summarizes some of the financial and tax consequences of establishing an IRA. Part I of this Disclosure Statement discusses Traditional IRAs, while Part II addresses Roth IRAs. Because the tax consequences of the two categories of IRAs differ significantly, it is important that you review the correct part of this Disclosure Statement to learn about your particular IRA. This Disclosure Statement is intended to be read together with, and be a part of, the prospectus and the terms used here will have the same meaning as in the prospectus, unless otherwise stated.


         We have filed the Transamerica Life Insurance and Annuity Company's Individual Retirement Annuity ("Transamerica Life IRA") Contract with the IRS for approval. Please note that IRS approval applies only to the form of the contract and does not represent a determination of the merits of such IRA contract.

         It may be necessary for us to amend your Transamerica Life IRA Contract in order for us to obtain or maintain IRS approval. In addition, laws and regulations adopted in the future may require changes to your contract in order to preserve its status as an IRA. We will send you a copy of any such amendment.

         No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Internal Revenue Code Section 408(p). No funds attributable to contributions made by an employer to your SIMPLE IRA under the employer's SIMPLE plan may be transferred or rolled over to your Transamerica Life IRA prior to the expiration of the two (2) year period beginning on the date you first participated in the employer's SIMPLE plan. In addition, depending on the annuity contract you purchased, contributory IRAs may or may not be available. Please refer to your prospectus.

         This Disclosure Statement includes the non-technical explanation of some of the changes made by the Tax Reform Act of 1986 applicable to IRAs and more recent changes made by the Small Business Job Protection Act of 1996 (SBA-96), the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and the Tax Relief Act of 1997 (TRA-97). The information provided applies to contributions made and distributions received after December 31, 1986, and reflects the relevant provisions of the Code as in effect on January 1, 1998. This Disclosure Statement is not intended to constitute tax advice, and you should consult a tax professional if you have questions about your own circumstances.

         Definitions

Contributions - Purchase Payments or Premiums as applicable to your Contract.

Contract - Certificate or contract as applicable.

Compensation - For purposes of determining allowable contributions, the term "Compensation" includes all earned-income, including net earnings from self-employment and alimony or separate maintenance payments received and includable in your gross income, but does not include deferred compensation or any amount received as a pension or annuity.

         Revocation of Your IRA or Roth IRA

         You have the right to revoke your IRA or Roth IRA during the seven calendar day period following its establishment. The establishment of your IRA or Roth IRA will be the contract effective date for your contract. This seven day calendar period may or may not coincide with the free look period of your contract. In order to revoke your IRA or Roth IRA, you must notify us in writing and you must mail or deliver your revocation to us postage prepaid, at: P.O. Box 31848, Charlotte, NC 28231-1848. The date of the postmark (or the date of certification or registration if sent by certified or registered mail) will be considered your revocation date. If you revoke your IRA or Roth IRA during the seven day period, an amount equal to your purchase payment (without any adjustments for items such as administrative expenses, fees, or fluctuation in market value) will be returned to you.

         The rules that apply to a Traditional Individual Retirement Annuity (which is referred to in this Disclosure Statement simply as an "IRA" or as a "Traditional IRA") generally also apply to IRAs under Simplified Employee Pension plans (SEP/IRAs), unless specific rules for SEP/IRAs are stated.

IRA PART I:  TRADITIONAL IRAs

1.       Contributions

         (a) Regular IRA. You may make contributions to a regular IRA in any amount up to the combined tax deductible and non-tax deductible contribution limit described in Part I Section 2 of this Disclosure Statement. Such contributions are also subject to the minimum amount under the contract. Such contributions shall be in cash. Your contribution to a regular IRA for a tax year must be made by the due date (not including extensions) for your federal tax return for that tax year.

         (b) Spousal IRA. If you and your spouse file a joint federal income tax return for the taxable year and if your spouse's compensation, if any, includable in gross income for the year is less than the compensation includable in your gross income for the year, you and your spouse may each establish your own individual IRA and may make contributions to those IRAs in accordance with the rules and limits for tax deductible and non-tax deductible contributions contained in Section 219(c) of the Code, which are summarized in Part I, Section 2 of this Disclosure Statement. Such contributions shall be in cash. Your contribution to a Spousal IRA for a tax year must be made by the due date (not including extensions) for your federal income tax return for that tax year.

         (c) Rollover IRA. Rollover contributions are unlimited in dollar amount. These consist of eligible distributions received by you from another IRA or tax-qualified retirement plan. If you elect to make a direct rollover from another IRA, your distribution will be directly deposited into your rollover IRA. However, you may only rollover the amounts from one IRA into another IRA once in any 365-day period. A direct rollover distribution is not taxable until you withdraw the amounts from your rollover IRA, and no income tax will be withheld from the direct rollover distribution. If a distribution is paid to you and you want to roll over all or part of the distributed amount to this IRA, the rollover must be accomplished within 60 days of the date you receive the amount to be rolled over. Generally, any distribution from a tax-qualified retirement plan, such as a pension plan, 401(k) plan, profit sharing or Keogh plan, can be rolled over unless it is a "minimum required distribution" (see below). A direct transfer from a tax-qualified retirement plan to an IRA is considered a rollover. However, distributions of "after-tax" plan contributions (i.e. amounts which are not subject to federal income tax when distributed from a tax-qualified retirement plan) cannot be rolled over to an IRA. In addition, you may not roll over any payment that is a minimum required distribution (as discussed in Part I, Section 4(a)), or that is part of a series of payments that are to be made to you from a tax-qualified retirement plan or IRA that is to be paid to your over your life, life expectancy, or for a period of at least 10 years.

         Strict limitations apply to rollovers, and you should seek competent tax advice in order to comply with all the rules governing rollovers.

         (d) Transfers. You may make an initial or subsequent contribution to your Transamerica IRA hereunder by directing a Trustee of an existing individual retirement account or IRA to transfer an amount in cash to this IRA.

         (e) Simplified Employee Pension Plan (SEP/IRA). If an IRA is established that meets the requirements of a SEP/IRA, your employer may contribute an amount not to exceed the lesser of 15% of your includable compensation ($160,000 for 1998, adjusted for inflation thereafter) or $30,000. The amount of such contribution is not includable in your income as wages for federal income tax purposes. Within that overall limit you may elect to defer up to $10,000 of your compensation in 1998 (as adjusted for inflation in accordance with the Code) if your employer's SEP/IRA plan permits and if the compensation deferral feature was in effect prior to January 1, 1997. The amount of such elective deferral is excludable from your income as wages for federal income tax purposes.

         Your employer is not required to make a SEP/IRA contribution in any year nor make the same percentage contribution each year. But, if contributions are made, they must be made to the SEP/IRA for all eligible employees and must not discriminate in favor of highly compensated employees. If the rules are not met, any SEP/IRA contributions by the employer will be treated as taxable to the employees and could result in adverse tax consequences to the participating employee. For further details, see your employer.

         (f) Responsibility of the Owner. Contributions, rollovers, or transfers to this IRA must be made in accordance with the appropriate sections of the Code. It is your full and sole responsibility to determine the tax deductibility of any contribution, and to make such contributions in accordance with the Code. Transamerica does not provide tax advice, and assumes no liability for the tax consequences of any contribution to this IRA.

         2.   Deductibility of Contributions

         (a) Eligibility. If neither you, nor your spouse, is an active participant (see (b) below) and you file a joint income tax return, for each taxable year you and your spouse may contribute up to $4,000 together (but no more than $2,000 to each IRA) if your combined compensation is at least equal to that amount. In this case you and your spouse may take a deduction for the entire amount contributed. If you are an active participant but have an adjusted gross income (AGI) below a certain level (see (c) below), you may make a deductible contribution as under current law. If, however, you or your spouse is an active participant and your combined AGI is above the specified level, the amount of the deductible contribution you may make to an IRA is phased out and eventually eliminated. Beginning in 1998, if you are not an active participant (even though your spouse is), you may take a full $2,000 deduction for contributions to an IRA. This deduction is subject to phase out at joint AGI levels between $150,000 and $160,000, and is eliminated for AGI levels above $160,000.

         (b) Active Participant. You are an "active participant" for a year if you participate in a retirement plan. For example, if you participate in a pension plan, profit sharing plan, a 401 plan, certain government plans, a tax-sheltered arrangement under Code Section 403, or a SEP/IRA plan, you are considered to be an active participant. Your Form W-2 for the year should indicate your participation status.

         (c) Adjusted Gross Income (AGI). If you are an active participant, you must look at your AGI for the year (or if you and your spouse file a joint tax return, you use your combined AGI) to determine whether you can make a deductible IRA contribution for that taxable year. The instructions for your tax return will show you how to calculate your AGI for this purpose. If you are at or below a certain AGI level, called the Threshold Level, you are treated as if you were not an active participant and can make a deductible contribution under the same rules as a person who is not an active participant.

         Your Threshold Level depends upon whether you are a married taxpayer filing a joint tax return, an unmarried taxpayer, or a married taxpayer filing a separate tax return. If you are a married taxpayer but file a separate tax return, the Threshold Level is $0. If you are a married taxpayer filing a joint tax return, or an unmarried taxpayer, your Threshold Level depends upon the taxable year, and can be determined using the appropriate table below:

Married Filing Jointly                 Unmarried
Taxable       Applicable               Taxable           Applicable
Year          Dollar Limitation        Year              Dollar Limitation
1997...........$40,000              1997................ $25,000
1998...........$50,000              1998................ $30,000
1999...........$51,000              1999................ $31,000
2000...........$52,000              2000................ $32,000
2001...........$53,000              2001.................$33,000
2002...........$54,000              2002.................$34,000
2003...........$60,000              2003.................$40,000
2004...........$65,000              2004.................$45,000
2005...........$70,000              2005 and
2006...........$75,000              thereafter...........$50,000
2007 and
thereafter.....$80,000

         If your AGI is less than $10,000 above your Threshold Level ($20,000 for married taxpayers filing jointly for the taxable year beginning on or after January 1, 2007) you will still be able to make a deductible contribution, but it will be limited in amount. The amount by which your AGI exceeds your Threshold Level is called your Excess AGI. The Maximum Allowable Deduction is $2,000 (and an additional $2,000 for a Spousal IRA).
You can calculate your Deduction Limit as follows:

         10,000 - Excess AGI  x  Maximum Allowable Deduction = Deduction Limit
         -------------------
                  10,000

         For taxable years beginning on or after January 1, 2007, married taxpayers filing jointly should substitute 20,000 for 10,000 in the numerator and denominator of the above equation.

         If you are married, but you and your spouse lived apart during the entire taxable year and file separate income tax returns, the deductibility of your IRA contribution is calculated as if you were not married.

         You must round up the result to the next highest $10 level (the next highest number which ends in zero). For example, if the result is $1,525, you must round it up to $1,530. If the final result is below $200 but above zero, your Deduction Limit is $200. Your Deduction Limit cannot in any event exceed 100% of your earned income.

         (d) Restrictions.No deduction is allowed for (i) contributions other than in cash; (ii) contributions (other than those by an employer to a SEP/IRA) made during the calendar year in which you attain age 70 1/2 or thereafter; or
(iii) for any amount you contribute which was a distribution from another retirement plan ("rollover" contribution). However, the limitations in paragraphs (a) and (c) of this section do not apply to rollover contributions.

              3.  Nondeductible Contributions to IRAs

         Even if you are above the Threshold Level and, thus, may not make a deductible contribution of $2,000 (and an additional $2,000 for a Spousal IRA), you may still contribute up to the lesser of 100% of compensation or $2,000 to an IRA (and an additional $2,000 for a Spousal IRA). The amount of your contribution which is not deductible will be a nondeductible contribution to the IRA. You may also choose to make a nondeductible contribution even if you could have deducted part or all of the contribution. Interest or other earnings on your IRA contribution, whether from deductible or nondeductible contributions, will not be taxed until taken out of your IRA and distributed to you.

         If you make a nondeductible contribution to an IRA you must report the amount of the nondeductible contribution to the IRS as a part of your tax return for the year.

         4.   Distributions

         (a) Required Minimum Distributions. Distribution of your IRA must be made or begin no later than April 1 of the calendar year following the calendar year in which you attain age 70 1/2 (the required beginning date). You may take required minimum distributions from any IRA you maintain as long as: (i) distributions begin when required; (ii) periodic payments are made at least once a year; and (iii) the amount to be distributed is not less than the minimum required under current federal law. If you own more than one IRA, you can choose whether to take your minimum distribution from one IRA or a combination of your IRAs. A distribution may be made at once in a lump sum, or it may be made in installments. Installment payments must be made in equal or substantially equal amounts over: (i) your life or the joint lives of you and your beneficiary; or
(ii) a period not exceeding your life expectancy (as redetermined annually under IRS tables in the income tax regulations), or the joint life expectancy of you and your beneficiary (as redetermined annually, if that beneficiary is your spouse). Also, special rules may apply if the age difference between you and your designated beneficiary (other than your spouse) is greater than ten year.

         If settlement option payments start prior to the April 1 following the year you turn age 70 1/2, then the annuity date of such settlement option payments will be treated as the required beginning date for purposes of the death benefit provisions below.

         If you die before the entire interest in your IRA is distributed to you, but after your required beginning date, the entire interest in the IRA must be distributed to your beneficiary at least as rapidly as your IRA was being distributed prior to your death. If you die before your required beginning date and if you have no designated beneficiary, distribution must be completed by December 31 of the calendar year that is five years after your death. If you die before your required beginning date and if you have a designated beneficiary, your designated beneficiary may elect to receive distributions in the form of settlement option payments made in substantially equal installments over the life of life expectancy of the designated beneficiary, beginning by December 31 of the calendar year that is one year after your death.

         If the  beneficiary is your surviving  spouse,  and you die before your required beginning date your surviving spouse will become the new owner/annuitant and can continue this IRA on the same basis as before your death. If your surviving spouse does not wish to continue this contract as his or her IRA, he or she may elect to receive the death benefit in the form of settlement option payments. Such payments must be in equal amounts over your spouse's life or a period not extending beyond his or her life expectancy. Your surviving spouse must elect this option and begin receiving payments no later than the earliest of the following dates: (i) December 31 of the year following the year you died; or (ii) December 31 of the year in which you would have reached the required beginning date if you had not died. Either you or, if applicable, your beneficiary, is responsible for assuring that the required minimum distribution is taken in a timely manner and that the correct amount is distributed.

         (b) Taxation of IRA Distributions.Because nondeductible IRA contributions are made using income which has already been taxed (that is, they are not deductible contributions), the portion of the IRA distributions consisting of nondeductible contributions will not be taxed again when received by you. If you make any nondeductible IRA contributions, each distribution from your IRAs will consist of a nontaxable portion (return of nondeductible contributions) and a taxable portion (return of deductible contributions, if any, and earnings).

         Thus, if you receive a distribution from your IRA and you previously made deductible and nondeductible contributions, you may not take an IRA distribution which is entirely tax-free. The following formula is used to determine the nontaxable portion of your distributions for a taxable year.

    Remaining Nondeductible contributions           Total distributions         Nontaxable distributions
    Year-end total IRA balances               X     (for the year)        =     (for the year)

         To figure the year-end total IRA balance, you must treat all of your IRAs as a single IRA. This includes all regular IRAs, as well as SEP/IRAs, and Rollover IRAs. You also add back the distributions taken during the year. Please refer to IRS Publication 590, Individual Retirement Arrangements, for instructions, including worksheets that can assist you in these calculations. Transamerica will report all distributions to the IRS as fully taxable income to you.

         Even if you withdrew all of the money in your IRA in a lump sum, you will not be entitled to use any form of income averaging to reduce the federal income tax on your distribution. Also, no portion of your distribution is taxable as a capital gain.

         (c) Withholding. Unless you elect not to have withholding apply, federal income tax will be withheld from your IRA distributions if you received distributions under a settlement option, tax will be withheld in the same manner as taxes withheld on wages, calculated as if you are married and claim three withholding allowances. If you are receiving any other type of distribution, tax will be withheld in the amount of 10% of the distribution. If payments are delivered to foreign countries, federal income tax will generally be withheld at a 10% rate unless you certify to Transamerica that you are not a U.S. citizen residing abroad or a "tax avoidance expatriate" as defined in Code Section 877. Such certification may result in mandatory withholding of federal income taxes at a different rate.

         5.   Penalties

         (a) Excess Contributions. If at the end of any taxable year your IRA contributions (other than rollovers or transfers) exceed the maximum allowable (deductible and nondeductible) contributions for that year, the excess contribution amount will be subject to a nondeductible 6% excise (penalty) tax. However, if you withdraw the excess contribution, plus any earnings on it, before the due date for filing your federal income tax return for the year (including extensions) for the taxable year in which you made the excess contribution, the excess contribution will not be subject to the 6% penalty tax. The amount of the excess contribution withdrawn will not be considered an early distribution, but the earnings withdrawn will be taxable income to you and may be subject to an additional 10% tax on early distributions. Alternatively, excess contributions for one year maybe withdrawn in a later year or may be carried forward as IRA contributions in the following year to the extent that the excess, when aggregated with your IRA contribution (if any) for the subsequent year, does not exceed the maximum allowable (deductible and nondeductible) amount for that year. The 6% excise tax will be imposed on excess contributions in each year they are neither returned to you, or applied as contributions in subsequent years.

         Excess contributions that were withdrawn will not be taxable income to you if you did not take a deduction for the excess amount.

         (b) Early Distributions. Since the purpose of an IRA is to accumulate funds for retirement, your receipt or use of any portion of your IRA before you attain age 59 1/2 constitutes an early distribution subject to a 10% penalty tax unless the distribution occurs as a result of your death or disability or is part of a series of substantially equal payments made over your life expectancy or the joint life expectancies of you and your beneficiary (as determined from IRS tables in the income tax regulations). Also, the 10% penalty will not apply if distributions are used to pay for medical expenses in excess of 7.5% of your AGI or if distributions are used to pay for health insurance premiums for you, your spouse and/or your dependents if you are an unemployed individual who is receiving unemployment compensation under federal or state programs for at least 12 consecutive weeks. Effective for distribution made in 1998 or later, the 10% penalty tax also will not apply to an early distribution made to pay for first-time homebuyer expenses of you or certain family members, or for higher education expenses for you or certain family members. First-time homebuyer expenses must be paid within 120 days of the distribution from the IRA and include up to $10,000 of the costs of acquiring, constructing, or reconstructing a principal residence, including settlement, financing and closing costs. Higher education expenses include tuition, fees, books, supplies, and equipment required for enrollment, attendance, and room and board at a post-secondary educational institution. The amount of an early distribution (excluding any nondeductible contribution included therein) is includable in your gross income and may be subject to the 10% penalty tax unless you transfer it to another IRA as a qualifying rollover contribution.

         (c) Required Minimum Distributions (RMD). If the RMD rules described in
Part I, Section 4 (a) of this Disclosure Statement apply to you and if the amount distributed during a calendar year is less than the minimum amount required to be distributed, you will be subject to a penalty tax equal to 50% of the difference between the amount required to be distributed and the amount actually distributed.

         (d) Prohibited Transactions. If you or the beneficiary engage in any prohibited transaction (such as any sale, exchange or leasing of any property between you and the IRA, or any interference with the independent status of the
IRA), the IRA will lose its tax exemption and be treated as having been distributed to you. The value of the entire IRA (excluding any nondeductible contributions included therein) will be includable in your gross income; and, if at the time of the prohibited transaction you are under age 59 1/2, you may also be subject to the 10% penalty tax on early distributions. If you pledge your IRA, or your benefits under the contract, as security for a loan, the portion pledged as security will cease to be tax-qualified, the value of that portion will be treated as distributed to you, and you will have to include the value of the portion pledged as security in your income that year for federal tax purposes. You may also be subject to early withdrawal penalties, as described in
Part I, Section 5.b.

         (e) Overstatement or Understatement of Nondeductible Contributions. If you overstate your nondeductible IRA contributions on your federal income tax return (without reasonable cause) you may be subject to a penalty. A penalty also applies for failure to file any form required by the IRS to report nondeductible contributions. These penalties are in addition to any generally applicable tax, interest, and penalties for which you may be liable if you understate income upon receiving a distribution from your IRA. See Part I,
Section 4(b) of this Disclosure Statement. See Part I, Section 4(b).

IRA PART II:  ROTH IRAs

         1.  Contributions

         (a) Regular Roth IRA. You may make contributions to a regular Roth IRA in any amount up to the contribution limits described in Part II, Section 3 of this Disclosure Statement. Such contributions are also subject to the minimum amount under the Contract. Such contribution shall be in cash. Your contribution for a tax year must be made by the due date (not including extensions) for your federal income tax return for that tax year. Unlike traditional IRAs, you may continue making contributions after you reach age 70 1/2.

         (b) Spousal Roth IRA. If you and your spouse file a joint federal income tax return for the taxable year and if your spouse's compensation, if any, includable in gross income for the year is less than the compensation includable in your gross income for the year, you and your spouse may each establish your own individual Roth IRA and may make contributions to those Roth IRAs in accordance with the rules and limits for contributions contained in the Code, which are described in Part II, Section 3 of this Disclosure Statement. Such contributions shall be in cash. Your contribution to a Spousal Roth IRA for a tax year must be made by the due date (not including extensions) for your federal income tax return for that tax year.

         (c) Rollover Roth IRA. You may make contributions to a Rollover Roth IRA within 60 days after receiving a distribution from an existing Roth IRA, subject to certain limitations discussed in Part II, Section 3.

         (d)  Transfer   Roth  IRA.  You  may  make  an  initial  or  subsequent
contribution hereunder by directing a Trustee of an existing Roth IRA to transfer the assets in that Roth IRA to your new Roth IRA.

         (e) Conversion Roth IRA. You may open a Conversion Roth IRA within 60 days of receiving a distribution form an existing Traditional IRA or by instructing the Trustee or issuer of an existing Traditional IRA to transfer the assets in that Traditional IRA account to your new Roth IRA, subject to certain restrictions and subject to income tax on some or all of the converted amounts. If your Adjusted Gross Income ("AGI"), not including the rollover or transfer amount, is greater than $100,000, or if you are married and you and your spouse file separate tax returns, you may not convert a Traditional IRA into a Roth IRA.

         (f) Responsibility of the Owner. Contributions, rollovers, transfers, or conversions to this Roth IRA must be made in accordance with the appropriate sections of the Code. It is your full and sole responsibility to make contributions to your Roth IRA in accordance with the Code. Transamerica does not provide tax advice, and assumes no liability for the tax consequences of any contribution to your Roth IRA.

         2.  Deductibility of Contributions

         Your Roth IRA permits only nondeductible after-tax contributions. However, distributions from your Roth IRA are generally not subject to federal income tax (see Part II, 4(b) below). This is unlike a Traditional IRA, which permits deductible and nondeductible contributions, but which provides that most distributions are subject to federal income tax.

         3.  Contribution Limits

         Contributions for each taxable year to all Traditional and Roth IRAs may not exceed the lesser of 100% of your compensation or $2,000 each year. Rollover, transfer and conversion contributions, if properly made, do not count towards your maximum annual contribution limit.

         (a) Regular Roth IRAs. The maximum amount you may contribute to a Regular Roth IRA will depend on the amount of your income. Your maximum $2,000 contribution begins to phase out when your AGI reaches $95,000 (unmarried) or $150,000 (married filing jointly). Under the phase out, your maximum contributions generally will not be less than $200; however, no contribution is allowed if your AGI exceeds $110,000 (unmarried) or $160,000 (married filing jointly). If you are married and you and your spouse file separate tax returns, your maximum contribution phases out between $0 and $10,000. You should consult your tax advisor to determine your maximum contribution.

         If you are married but you and your spouse lived apart for the entire taxable year and file separate federal income tax returns, your maximum contribution is calculated as if you were not married.

         (b) Spousal Roth IRAs. Contributions to your lower-earning spouse's Spousal Roth IRA may not exceed the lesser of (a) 100% of both spouses' combined compensation minus any Roth or deductible Traditional IRA contribution for the spouse with the higher compensation or (b) $2,000. A maximum of $4,000 may be contributed to both spouses' Spousal Roth IRAs. Contributions can be divided between the spouses' Roth IRAs as you and your spouse wish, but no more than $2,000 can be contributed to either one of the Roth IRAs each year.

         (c) Rollover Roth IRAs. There is no contribution limit on the amounts that you may rollover from another Roth IRA into this Roth IRA. You may roll over a distribution from any single Roth IRA to another Roth IRA only once in any 365-day period.

         (d) Transfer Roth IRAs. There is no contribution limit on amounts that you transfer from another Roth IRA into this Roth IRA.

         (e) Conversion Roth IRAs. There is no contribution limit on amounts that you convert from your Traditional IRA into this Roth IRA if you are eligible to open a Conversion Roth IRA as described above. However, the distribution proceeds from your Traditional IRA are includable in your taxable income to the extent that they represent a return of deductible contributions and earnings on any contributions. The distribution proceeds from your Traditional IRA are not subject to the 10% early distribution penalty tax (described below) if the distribution proceeds are deposited to your Rollover Roth IRA within 60 days. You may roll over a distribution from any single Traditional IRA to a conversion Roth IRA or any other IRA only once in any 365-day period.

         You can also open a Conversion Roth IRA by instructing the issuer, custodian or trustee of your existing Traditional IRA to transfer your Traditional IRA assets to a Roth IRA, which will be the successor to your existing Traditional IRA. The transfer will be treated as a distribution from your Traditional IRA, and that amount will be includable in your taxable income to the extent that it represents a return of deductible contributions and earnings on any contributions, but will not be subject to the 10% distribution penalty tax.

         For tax years before 1999, if you make a rollover or transfer from a Traditional IRA to a Roth IRA, the income tax due upon distribution from the Traditional IRA is payable ratably over four years beginning in the year of the conversion.

         Also, consult your tax advisor before combining amounts in a Conversion Roth IRA with any regular contributions or with amounts rolled over or transferred into the Conversion IRA in other tax years.

         4.   Distributions

         (a) Required Minimum Distribution. Unlike a Traditional IRA, there are no rules that require that distribution be made to you from your Roth IRA during your lifetime.

         If you die before the entire value of your Roth IRA is distributed to you, the balance of your Roth IRA must be distributed by December 31 of the calendar year that is five years after your death. However, if you die and you have a designated beneficiary, your designated beneficiary may elect to take distributions in the form of settlement option payments made in substantially equal installments over the life or life expectancy of the designated beneficiary, beginning by December 31 of the calendar year that is one year after your death.

         If your beneficiary is your surviving spouse, he or she will become a new owner/annuitant and can continue this Roth IRA on the same basis as before your death. If your surviving spouse does not wish to continue this Contract as his or her Roth IRA, he or she may elect to receive the death benefit in the form of settlement option payments. Such payments must be in equal amounts over your spouse's life or a period not extending beyond his or her expectancy. Your surviving spouse must elect this option and begin receiving payments no later than the earliest of the following dates: (i) December 31 of the year following the year you died; or (ii) December 31 of the year in which you would have reached age 70 1/2.

         Your beneficiary is responsible for assuring that the required minimum distribution following your death is taken in a timely manner and that the correct amount is distributed.

         (b) Taxation of Roth IRA Distributions. The amounts that you withdraw from your Roth IRA are generally tax-free. However, since the purpose of a Roth IRA is to accumulate funds for retirement, your receipt or use of Roth IRA earnings before you attain age 59 1/2 , or within 5 years of your first contribution to the Roth IRA, or within 5 years of a contribution rolled over, transferred, or converted from a Traditional IRA, will generally be treated as an early distribution subject to regular income tax. No income tax will apply to earnings that are withdrawn before you attain age 59 1/2, but which are withdrawn five or more years after the first contribution or the rollover or transfer contribution from a Traditional IRA to the Roth IRA, where the withdrawal is made (i) upon your death or disability, or (ii) to pay first-time homebuyer expenses of you or certain family members. Note that for amounts converted from a Traditional IRA to a Roth IRA, the five-year period applies separately to amounts converted. No portion of your distribution is taxable as a capital gain.

         (c) Withholding. If the distribution from your Roth IRA is subject to federal income tax, unless you elect not to have withholding apply, federal income tax will be withheld from your Roth IRA distributions. If you receive distributions under a settlement option tax will be withheld in the same manner as taxes withheld on wages, calculated as if you are married and claim three withholding allowances. If you are receiving any other type of distribution, tax will be withheld in the amount of 10% of the distribution. If payments are delivered to foreign countries, federal income tax will generally be withheld at a 10% rate unless you certify to Transamerica that you are not a U.S. citizen residing abroad or a "tax avoidance expatriate" as defined in Code Section 877. Such certification may result in mandatory withholding of federal income taxes at a different rate.

         5.   Penalties

         (a) Excess Contributions. If at the end of any taxable year your Roth IRA contributions (other than rollovers, transfers, or conversions) exceed the maximum allowable contributions for that year, the excess contribution amount will be subject to a nondeductible 6% excise (penalty) tax. However, if you withdraw the excess contribution, plus any earnings on it, before the due date for filing your federal income tax return (including extensions) for the taxable year in which you made the excess contribution, the excess contribution will not be subject to the 6% penalty tax. The amount of the excess contribution withdrawn will not be considered an early distribution, but the earnings withdrawn will be taxable income to you and may be subject to an additional 10% tax on early distributions. Alternatively, excess contributions for one year may be withdrawn in a later year or may be carried forward as Roth IRA contributions in a later year to the extent that the excess, when aggregated with your Roth IRA contribution (if any) for the subsequent year, does not exceed the maximum allowable contribution for that year. The 6% excise tax will be imposed on excess contributions in each year they are neither returned to your nor applied as contributions in subsequent years.

         (b) Early Distributions. Since the purpose of a Roth IRA is to accumulate funds for retirement, your receipt or use of any portion of your Roth IRA before you attain age 59 1/2 , or within 5 years of your first contribution to the Roth IRA, or within 5 years of a contribution rolled over, transferred or converted from a Traditional IRA, constitutes an early distribution subject a 10% penalty tax on the earnings in your Roth IRA. This penalty tax will not apply if the distribution occurs as a result of your death or disability or is part of a series of substantially equal payments made over your life expectancy or the joint life expectancies of you and your beneficiary (as determined from IRA tables in the income tax regulations). Also, the 10% penalty will not apply if distributions are used to pay for medical expenses in excess of 7.5% or your AGI, or if distributions are used to pay for health insurance premiums for you, your spouse and/or your dependents if you are an unemployed individual who is receiving unemployment compensation under federal or state programs for at least 12 consecutive weeks. The 10% penalty tax also will not apply to an early distribution made to pay for first-time homebuyer expenses for you or certain family members, or for higher education expenses for you or certain family members. First-time homebuyer expenses must be paid within 120 days of the distribution from the Roth IRA and include up to $10,000 of the costs of acquiring, constructing, or reconstructing a principle residence, including settlement, financing and closing costs. Higher education expenses include tuition, fees, books, supplies, and equipment required for enrollment, attendance, and room and board at a post-secondary educational institution.

         In addition, it is likely that the law will change in 1998 to provide retroactively that if amounts transferred, rolled over, or converted from a Traditional IRA to a Roth IRA are withdrawn before five years, (i) the entire amount that was transferred or rolled over, not just the earnings, may be subject to the 10% penalty tax, and (ii) an additional 10% tax may apply if the amounts transferred, rolled over, or converted were (or are to be) included in income ratably over four years. Special rules may apply to withdrawals from a Roth IRA that includes both amounts transferred, rolled over or converted from a Traditional IRA and annual contributions to the Roth IRA; for that reason, it may be advisable to establish separate Roth IRAs for amounts transferred, rolled over, or converted and annual contributions.

         (c)  Required   Distributions  Upon  Death.  If  the  required  minimum
distribution rules described in Part II, Section 4(a) of this Disclosure Statement apply to your beneficiary and if the amount distributed in during a calendar year is less than the minimum amount required to be distributed, your beneficiary will be subject to a penalty tax equal to 50% of the difference between the amount required to be distributed and the amount actually distributed.

         (d) Prohibited Transactions. If you or the beneficiary engage in any prohibited transaction (such as any sale, exchange or leasing of any property between you and the Roth IRA, or any interference with the independent status of the Roth IRA), the Roth IRA will lose its tax exemption and be treated as having been distributed to you. The value of any earnings on your Roth IRA contributions will be includable in your gross income; and, if at the time of the prohibited transaction, you are under age 59 1/2 or it is within five years of your first contribution to the Roth IRA, or within five years of a rollover, transfer or conversion from a Traditional IRA, you may also be subject to the 10% penalty tax on early distributions. If you pledge your Roth IRA, or your benefits under the contract, as a security for a loan, the portion pledged as security will cease to be tax-qualified, the value of that portion will be treated as distributed to you, and you may be subject to the 10% penalty tax on early distributions from a Roth IRA.

PART III:  OTHER INFORMATION

         1.   Federal Estate and Gift Taxes

         Any amount distributed from your IRAs or Roth IRAs upon your death may be subject to federal estate tax, although certain credits and deductions may be available. The exercise or non-exercise of an option to pay an annuity to your beneficiary at or after your death will not be considered a transfer for gift tax purposes under Code Section 2517.

         2.   Tax Reporting

         You need not file IRS Form 5329 with your income tax return unless during the taxable year there is an excess contribution to, an early distribution from, or insufficient minimum required distributions from your IRA or Roth IRA. You must report contributions to, and distributions from your IRA and Roth IRA (including the year end aggregate account balance of all IRAs and Roth IRA) on your federal income tax return for the year. For Traditional IRA, you must designate on the return how much of your annual contribution is deductible and how much is nondeductible.

         3.   Vesting

Your interest in your IRA and Roth IRA must be non-forfeitable at all times.

         4.   Exclusive Benefit

         Your interest in your IRA and Roth IRA is for the exclusive benefit of you and your beneficiaries.

         5.  Publication 590

         Additional information about your IRA or Roth IRA can be obtained from any district office of the IRS and by calling 1-800-TAX-FORM for a free copy of Publication 590, Individual Retirement Arrangements.

Please  forward   (without  charge)  a  copy  of  the  Statement  of  Additional
Information   concerning  the  Transamerica  Seriessm  -  Transamerica  Bountysm
Variable Annuity issued by Transamerica Life Insurance and Annuity Company to:


               (Please print or type and fill in all information)


         --------------------------------------------------
         Name

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         Address

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         City/State/Zip

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 Date: ________________________              Signed: _______________________

Return to Transamerica Life Insurance and Annuity Company, Annuity Service Center, 401 North Tryon Street, Suite 700, Charlotte, North Carolina 28202.

                             TRANSAMERICA SERIES sm

                     TRANSAMERICA BOUNTY sm VARIABLE ANNUITY

                   Contract Form4-705 Certificate Form TCG-317


            Issued by Transamerica Life Insurance and Annuity Company
       401 North Tryon Street, Suite 700, Charlotte, North Carolina, 28202

                     STATEMENT OF ADDITIONAL INFORMATION FOR
                            TRANSAMERICA SERIES sm -

                              TRANSAMERICA BOUNTYsm

                                VARIABLE ANNUITY

                                    Issued By
                 Transamerica Life Insurance and Annuity Company


         This statement of additional information expands upon subjects discussed in the September 1, 1998, prospectus for the Transamerica Bounty sm Variable Annuity ("contract") issued by Transamerica Life Insurance and Annuity Company ("Transamerica") through Separate Account VA-7. The owner may obtain a free copy of the prospectus by writing to: Transamerica Life Insurance and Annuity Company, Annuity Service Center, 401 North Tryon Street, Suite 700, Charlotte, North Carolina 28202 or calling (800) 420-7749. Terms used in the current prospectus for the contract are incorporated into this statement.


         The contract will be issued as a certificate under a group annuity contract in some states and as an individual annuity contract in other states. The term "contract" as used herein refers to both the individual contract and the certificates issued under the group contract.



   THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT AND THE PORTFOLIOS.

                               September 1, 1998




TABLE OF CONTENTS                                                                                              Page

THE CONTRACT .....................................................................................................3

NET INVESTMENT FACTOR.............................................................................................3

SETTLEMENT OPTION PAYMENTS........................................................................................3
         Variable Annuity Units and Payments......................................................................3
         Variable Annuity Unit Value..............................................................................3
         Transfers After the Annuity Date ........................................................................4

GENERAL PROVISIONS ...............................................................................................4
         IRS Required Distributions...............................................................................4
         Non-Participating........................................................................................4
         Misstatement of Age or Sex ..............................................................................4
         Proof of Existence and Age ..............................................................................4
         Annuity Data.............................................................................................4
         Assignment...............................................................................................5
         Annual Report............................................................................................5
         Incontestability.........................................................................................5
         Entire Contract..........................................................................................5
         Changes in the Contract..................................................................................5
         Protection of Benefits...................................................................................5
         Delay of Payments........................................................................................5
         Notices and Directions...................................................................................6

CALCULATION OF YIELDS AND TOTAL RETURNS...........................................................................6
         Money Market Sub-Account Yield Calculation...............................................................6
         Other Sub-Account Yield Calculations.....................................................................6
         Standard Total Return Calculations.......................................................................7
         Adjusted Historical Portfolio Performance Data...........................................................7
         Other Performance Data...................................................................................8

HISTORIC PERFORMANCE DATA.........................................................................................8
         General Limitations......................................................................................8
         Adjusted Historical Sub-Account Performance Data.........................................................8

DISTRIBUTION OF THE CONTRACT.....................................................................................18

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS...........................................................................18

STATE REGULATION.................................................................................................18

RECORDS AND REPORTS..............................................................................................18

FINANCIAL STATEMENTS.............................................................................................18

APPENDIX - Accumulation Transfer Formula.........................................................................19

THE CONTRACT

 ......... The following pages provides additional information about the contract which may be of interest to
some owners.

NET INVESTMENT FACTOR

         For any sub-account of the variable account, the net investment factor for a valuation period, before the annuity date, is (a) divided by (b), minus
(c) minus (d):

         Where (a) is:

         The net asset value per share held in the sub-account, as of the end of the valuation period; plus the per-share amount of any dividend or capital gain distributions if the "ex-dividend" date occurs in the valuation period; plus or minus a per-share charge or credit as Transamerica may determine, as of the end of the valuation period, for taxes.

         Where (b) is:

         The net asset value per share held in the sub-account as of the end of the last prior valuation period.

         Where (c) is:


         The daily charge of 0.003403% (1.25% annually) for the mortality and expense risk charge times the number of calendar days in the current valuation period.


         Where (d) is:

         The daily administrative expense charge, currently 0.000411% (0.15% annually) times the number of calendar days in the current valuation period. This charge may be increased, but will not exceed 0.00096% (0.35% annually).

             A valuation day is defined as any day that the New York Stock Exchange is open.

SETTLEMENT OPTION PAYMENTS The variable settlement options provide for payments that fluctuate in dollar amount, based on the investment performance of the selected variable sub-account(s).

Variable Annuity Units and Payments

         For the first monthly payment, the number of variable annuity units credited in each variable sub-account will be determined by dividing: (a) the product of the portion of the value to be applied to the variable sub-account and the variable annuity purchase rate specified in the contract; by (b) the value of one variable annuity unit in that sub-account on the annuity date.

         The amount of each subsequent variable payment equals the product of the number of variable annuity units in each variable sub-account and the variable sub-account's variable annuity unit value as of the tenth day of the month before the payment due date. The amount of each payment may vary.

Variable Annuity Unit Value

         The value of a variable annuity unit in a variable sub-account on any valuation day is determined as described below.

         The net investment factor for the valuation period (for the appropriate payment frequency) just ended is multiplied by the value of the variable annuity unit for the sub-account on the preceding valuation day. The net investment factor after the annuity date is calculated in the same manner as before the annuity date and then multiplied by an interest factor. The interest factor equals (.999893)n where n is the number of days since the preceding valuation day. This compensates for the 4% interest assumption built into the variable annuity purchase rates. Transamerica may offer other assumed interest rates than 4%. The appropriate interest factor will be applied to compensate for the assumed interest rate.

Transfers After the Annuity Date

         After the annuity date, the owner may transfer variable annuity units from one sub-account to another, subject to certain limitations. See "Transfers" page 25 of the prospectus. The dollar amount of each subsequent monthly annuity payment after the transfer must be determined using the new number of variable annuity units multiplied by the variable sub-account's variable annuity unit value on the tenth day of the month preceding payment. Transamerica reserves the right to change this day of the month.

         The formula used to determine a transfer after the annuity date can be found in the Appendix to this statement of additional information.

GENERAL PROVISIONS

IRS Required Distributions


         If any owner under a non-qualified contract dies before the entire interest in the contract is distributed, the value generally must be distributed to the designated beneficiary so that the contract qualifies as an annuity under the Code. (See "Federal Tax Matters" page 38 of the prospectus.)


Non-Participating

         The contract is non-participating. No dividends are payable and the contract will not share in the profits or surplus earnings of Transamerica.

Misstatement of Age or Sex

         If the age or sex of the annuitant or any other measuring life has been misstated in the application, the settlement option payments under the contract will be whatever the annuity amount applied on the annuity date would purchase on the basis of the correct age or sex of the annuitant and/or other measuring life. Any overpayments or underpayments by Transamerica as a result of any such misstatement may be respectively charged against or credited to the settlement option payment or payments to be made after the correction so as to adjust for such overpayment or underpayment.

Proof of Existence and Age

         Before making any payment under the contract, Transamerica may require proof of the existence and/or proof of the age of the annuitant or any other measuring life, or any other information deemed necessary in order to provide benefits under the contract.

Annuity Data

         Transamerica will not be liable for obligations which depend on receiving information from a payee or measuring life until such information is received in a satisfactory form.

Assignment

         No assignment of a contract will be binding on Transamerica unless made in writing and given to Transamerica at the Service Center. Transamerica is not responsible for the adequacy of any assignment. The owner's rights and the interest of any annuitant or non-irrevocable beneficiary will be subject to the rights of any assignee of record.

Annual Report

         At least once each contract year prior to the annuity date, the owner will be given a report of the current account value allocated to each sub-account of the variable account and any general account option. This report will also include any other information required by law or regulation. After the annuity date, a confirmation will be provided with every variable annuity payment.

Incontestability


         Each contract is incontestable from the contract effective date.

Entire Contract

         Transamerica has issued the contract in consideration and acceptance of the payment of the initial purchase payment and certain required information in an acceptable form and manner or, where state law requires, the application. In those states that require a written application, a copy of the application is attached to and is part of the contract and along with the contract constitutes the entire contract.

         The group annuity contract has been issued to a trust organized under Missouri law. However, the sole purpose of the trust is to hold the group annuity contract. The owner has all rights and benefits under the individual certificate issued under the group contract.

Changes in the Contract

         Only two authorized officers of Transamerica, acting together, have the authority to bind Transamerica or to make any change in the individual contract or the group contract or individual certificates thereunder and then only in writing. Transamerica will not be bound by any promise or representation made by any other persons.

         Transamerica may change or amend the individual contract or the group contract or individual certificates thereunder if such change or amendment is necessary for the individual contract or the group contract or individual certificates thereunder to comply with any state or federal law, rule or regulation.

Protection of Benefits

         To the extent permitted by law, no benefit (including death benefits) under the contract will be subject to any claim or process of law by any creditor.

Delay of Payments

         Payment of any cash withdrawal, lump sum death benefit, or variable payment or transfer due from the variable account will occur within seven days from the date the election becomes effective, except that Transamerica may be permitted to postpone such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Securities and Exchange Commission (Commission), or the Commission requires that trading be restricted; or (3) the Commission permits a delay for the protection of owners.

         In addition, while it is our intention to process all transfers from the sub-accounts immediately upon receipt of a transfer request, we have the right to delay effecting a transfer from a variable sub-account for up to seven days. We may delay effecting such a transfer if there is a delay of payment from an affected portfolio. If this happens, then we will calculate the dollar value or number of units involved in the transfer from a variable sub-account on or as of the date we receive a transfer request in a acceptable form and manner, but will not process the transfer to the transferee sub-account until a later date during the seven-day delay period when the portfolio underlying the transferring sub-account obtains liquidity to fund the transfer request through sales of portfolio securities, new purchase payments, transfers by investors or otherwise. During this period, the amount transferred would not be invested in a variable sub-account.

         Transamerica may delay payment of any withdrawal from any general account options for a period of not more than six months after Transamerica receives the request for such withdrawal. If Transamerica delays payment for more than 30 days, Transamerica will pay interest on the withdrawal amount up to the date of payment. See "Cash Withdrawals" page 27 of the prospectus.

Notices and Directions

         Transamerica  will  not  be  bound  by  any  authorization,  direction,
election  or  notice  which  is  not,  in  a  form  and  manner   acceptable  to
Transamerica, and received at the Service Center.

         Any written notice requirement by Transamerica to the owner will be satisfied by our mailing of any such required written notice, by first-class mail, to the owner's last known address as shown on our records.

CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Sub-Account Yield Calculation


         In accordance with regulations adopted by the Commission, Transamerica is required to compute the money market sub-account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market series or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of the money market sub-account at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual account fee, the mortality and expense risk charge and administrative expense charges and income and expenses accrued during the period. Because of these deductions, the yield for the money market sub-account of the variable account will be lower than the yield for the money market series or any comparable substitute funding vehicle.


         The Commission also permits Transamerica to disclose the effective yield of the money market sub-account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

         The yield on amounts held in the money market sub-account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market sub-account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market series or substitute funding vehicle, the types and quality of portfolio securities held by the money market series or substitute funding vehicle, and operating expenses.

Other Sub-Account Yield Calculations

         Transamerica may from time to time disclose the current annualized yield of one or more of the variable sub-accounts (except the money market sub-account) for 30-day periods. The annualized yield of a sub-account refers to the income generated by the sub-account over a specified 30-day period. Because this yield is annualized, the yield generated by a sub-account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per variable accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

             YIELD=        2[{a-b + 1}6 -  1]
                                 cd

         Where:

         a = net investment income earned during the period by the portfolio attributable to the shares owned by the sub-account.
         b = expenses for the sub-account accrued for the period (net of reimbursements). c = the average daily number of variable accumulation units outstanding during the period. d = the maximum offering price per variable accumulation unit on the last day of the period.

         Net investment income will be determined in accordance with rules established by the Commission. Accrued expenses will include all recurring fees that are charged to all contracts.
         Because of the charges and deductions imposed by the variable account, the yield for the sub-account will be lower than the yield for the corresponding portfolio. The yield on amounts held in the variable sub-accounts normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The variable sub-account's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Standard Total Return Calculations

         Transamerica may from time to time also disclose average annual total returns for one or more of the sub-accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

         P{1 + T}n = ERV

         Where:
         P =               a hypothetical initial payment of $1,000
         T =               average annual total return
         n =               number of years
         ERV               = ending  redeemable  value of a hypothetical  $1,000
                           payment  made at the  beginning  of the one,  five or
                           ten-year  period  at the  end of the  one,  five,  or
                           ten-year  period  (or  fractional   portion  of  such
                           period).

         All recurring fees are recognized in the ending redeemable value. Adjusted Historical Portfolio Performance Data

         Transamerica may also disclose "historic" performance data for a portfolio, for periods before the variable sub-account commenced operations. Such performance information will be calculated based on the performance of the portfolio and the assumption that the sub-account was in existence for the same periods as those indicated for the portfolio, with a level of contract charges currently in effect.

         This type of adjusted historical performance data may be disclosed on both an average annual total return and a cumulative total return basis.

Other Performance Data

         Transamerica may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard described above. The non-standard format will be identical to the standard format except that the contingent deferred sales load percentage will be assumed to be 0%.


         Transamerica may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula.


         CTR = {ERV/P} -  1

Where: CTR = the cumulative total return net of sub-account recurring charges for the period. ERV = ending redeemable value of a hypothetical $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion of the period). P = a hypothetical initial payment of $1,000.

         All non-standard performance data will be advertised only if the standard performance data is also disclosed.

HISTORIC PERFORMANCE DATA

         General Limitations

         The figures below represent past performance and are not indicative of future performance. The figures may reflect the waiver of advisory fees and reimbursement of other expenses which may not continue in the future.

         Portfolio information, including historical daily net asset values and capital gains and dividends distributions regarding each portfolio has been provided by that portfolio. The adjusted historical sub-account performance data is derived from the data provided by the portfolios. Transamerica has no reason to doubt the accuracy of the figures provided by the portfolios. Transamerica has not verified these figures.

Adjusted Historical Sub-Account Performance Data


         The charts below show adjusted historical performance date for seventeen sub-accounts for the periods, prior to the inception of the sub-accounts, based on the performance of the corresponding portfolios since their inception date, with a level of charges equal to those currently assessed under the contracts. These figures are not an indication of the future performance of the sub-accounts.

         The dates next to each sub-account name indicates the date of commencement of operation of the corresponding portfolio. There is no actual performance data for the Transamerica VIF Money Market because that portfolio did not commence operations until January 1998. Notes:


1. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") at which time the Present Trust commenced operations. The total net assets of the Small Cap Portfolio immediately after the transaction were $139,812,573 in the Old Trust and $8,129,274 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

2. The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc., is the successor to Separate Account Fund C of Transamerica Occidental Life Insurance Company, a management investment company funding variable annuities, through a reorganization on November 1, 1996. Accordingly, the performance data for the Transamerica VIF Growth Portfolio includes performance of its predecessor.

3. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - The Old Trust and the present OCC Accumulation Trust (the "Present Trust") at the time of the transaction there was $682,601,380 in the Old Trust and $51,345,102 in the Present Trust. For the period prior to September 16, 1994, the performance figures for the Managed Portfolio of the Present Trust reflect the performance of the Managed Portfolio of the Old Trust.

Adjusted Historical Performance Data Charts

 Average Annual Total Returns - Assuming surrender but no Living Benefits Rider Average Annual Total Returns - Assuming surrender and Living Benefits Rider Average Annual Total Returns - Assuming no surrender or Living Benefits Rider Average Annual Total Returns - Assuming no surrender but reflecting Living Benefits Rider Cumulative Returns - Assuming surrender but no Living Benefits Rider Cumulative Returns - Assuming surrender and Living Benefits Rider Cumulative Returns - Assuming no surrender or Living Benefits Rider Cumulative Returns - Assuming no surrender but reflecting Living Benefits Rider

1.        Average Annual Total Returns - Assuming no Riders

2. Average  Annual Total  Returns - Assuming  Guaranteed  Minimum  Death Benefit
(GMDB) Rider

3. Average Annual Total Returns - Assuming Guaranteed Minimum Death Benefit and Guaranteed Minimum Income Benefit (GMIB) Riders
4.  Cumulative  Returns - Assuming no Riders

5.        Cumulative Returns - Assuming Guaranteed Minimum Death Benefit Rider

6. Cumulative Returns - Assuming Guaranteed Minimum Death Benefit and Guaranteed Minimum Income Benefit Riders

1. Standard average annual total returns for periods since inception of the portfolio, including adjusted historical performance for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum and administrative expense charge of 0.15% per annum but do not reflect any fee deduction for any optional Riders. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.


---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
        SUB-ACCOUNT                                                                             For the period from
 (date of commencement of       For the      For the 3-year      For the      For the 10-year     commencement of

       operation of          1-year period    period ending   5-year period    period ending         portfolio
 corresponding portfolio)        ending         12/31/97          ending          12/31/97         operations to
                                12/31/97                         12/31/97                             12/31/97

---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
---------------------------------------------------------------------------------------------------------------------

                                     21.66%
Janus Aspen Worldwide                            24.31%            N/A              N/A               21.20%
Growth (9/13/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF                2.37%            N/A              N/A              N/A                2.38%

International Magnum
(1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap           17.24%           19.56%          24.59%             N/A               41.98%
(8/31/90) (1)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust          21.53%           17.56%          13.11%             N/A               13.86%
Small Cap (8/1/88) (1)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

MFS VIT Emerging Growth         21.54%            N/A              N/A              N/A               21.81%
(7/24/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier            33.46%           31.83%          19.41%             N/A               20.05%
Growth (6/26/92)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital             26.87%           27.25%            N/A              N/A               18.49%
Appreciation (4/28/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

MFS VIT Research (7/26/95)      19.79%            N/A              N/A              N/A               20.44%

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth         50.35%           42.65%          29.98%           24.12%                N/A
(2./26/69) (2)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Alger American Income &         36.19%           28.96%          15.92%             N/A               12.22%
Growth (11/15/88)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth &           26.87%           27.89%          17.66%             N/A               13.72%
Income (1/15/91)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

MFS VIT Growth w/ Income        29.09%            N/A              N/A              N/A               25.85%
(10/9/95)

---------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced            21.24%           19.26%            N/A              N/A               14.68%

(9/13/93)
---------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust          21.21%           27.94%          18.32%             N/A               18.67%
Managed (8/1/88) (3)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High          11.96%            N/A              N/A              N/A               12.03%
Yield (1/2/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed          8.41%            N/A              N/A              N/A                8.41%
Income (1/2/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Transamerica VIF Money            N/A             N/A              N/A              N/A                 N/A
Market (1/1/98)

---------------------------------------------------------------------------------------------------------------------


          2. Standard average annual total returns for periods since inception of the portfolio, including adjusted historical performance for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum, administrative expense charge of 0.15% per annum, and the optional Guaranteed Minimum Death Benefit Rider fee of 0.20% per annum. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.



---------------------------- --------------- ---------------- --------------- ----------------- ---------------------

        SUB-ACCOUNT                                                                             For the period from
 (date of commencement of       For the      For the 3-year      For the      For the 10-year     commencement of
       operation of          1-year period    period ending   5-year period    period ending         portfolio
 corresponding portfolio)        ending         12/31/96          ending          12/31/96         operations to
                                12/31/96                         12/31/96                             12/31/96

---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
---------------------------------------------------------------------------------------------------------------------


Janus Aspen Worldwide           21.42%           24.06%            N/A              N/A               20.96%
Growth (9/13/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                 2.16%            N/A              N/A              N/A                2.18%
Morgan Stanley UF
International Magnum
(1/2/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                17.00%           19.32%          24.34%             N/A               41.69%
Dreyfus VIF Small Cap
(8/31/90)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                21.29%           17.32%          12.88%             N/A               13.64%
OCC Accumulation Trust
Small Cap (8/1/88) (1)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                21.27%            N/A              N/A              N/A               21.56%
MFS VIT Emerging Growth
(7/24/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                33.20%           31.57%          19.17%             N/A               19.81%
Alliance VPF Premier
Growth (6/26/92)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                26.62%           27.00%            N/A              N/A               18.25%
Dreyfus VIF Capital
Appreciation (4/28/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                19.56%            N/A              N/A              N/A               20.20%
MFS VIT Research (7/26/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                50.05%           42.36%          29.72%           23.87%                N/A
Transamerica VIF Growth
(2/26/69) (2)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                35.92%           28.71%          16.69%             N/A               12.00%
Alger American Income &
Growth (11/15/88)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                26.62%           27.63%          17.42%             N/A               13.49%
Alliance VPF Growth &
Income (1/15/91)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                28.84%            N/A              N/A              N/A               25.59%
MFS VIT Growth w/ Income
(10/9/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                21.00%           19.03%            N/A              N/A               14.45%
Janus Aspen Balanced
(9/13/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                20.97%           27.69%          18.08%             N/A               18.43%
OCC Accumulation Trust
Managed (8/1/88) (3)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                11.74%            N/A              N/A              N/A               11.81%
Morgan Stanley UF High
Yield (1/2/97)

-----------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                 8.20%            N/A              N/A              N/A                8.25%
Morgan Stanley UF Fixed
Income (1/2/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                  N/A             N/A              N/A              N/A                 N/A
Transamerica VIF Money
Market (1/1/98)

---------------------------------------------------------------------------------------------------------------------



3. Standard average annual total returns for periods since inception of the portfolio, including adjusted historical performance for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum, administrative expense charge of 0.15% per annum and the optional Guaranteed Minimum Death Benefit (GMDB) and Guaranteed Minimum Insurance Benefit
(GMIB) and Rider fees of 0.40% per annum. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.



---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
        SUB-ACCOUNT                                                                             For the period from
 (date of commencement of       For the      For the 3-year      For the      For the 10-year     commencement of

       operation of          1-year period    period ending   5-year period    period ending         portfolio
 corresponding portfolio)        ending         12/31/97          ending          12/31/97         operations to
                                12/31/97                         12/31/97                             12/31/97

---------------------------- --------------- ---------------- --------------- ----------------- ---------------------
---------------------------------------------------------------------------------------------------------------------

                                     21.18%
Janus Aspen Worldwide                            23.82%            N/A              N/A               20.72%
Growth (9/13/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                 1.96%            N/A              N/A              N/A                1.97%

Morgan Stanley UF
International Magnum
(1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                16.77%           19.08%          24.10%             N/A               41.41%

Dreyfus VIF Small Cap
(8/31/90)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                21.05%           17.09%          12.66%             N/A               13.41%
OCC Accumulation Trust
Small Cap (8/1/88) (1)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                21.03%            N/A              N/A              N/A               21.32%

MFS VIT Emerging Growth

(7/24/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                32.94%           31.31%          18.94%             N/A               19.57%

Alliance VPF Premier
Growth (6/26/92)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                26.37%           26.75%            N/A              N/A               18.02%
Dreyfus VIF Capital
Appreciation (4/28/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                19.32%            N/A              N/A              N/A               19.96%
MFS VIT Research (7/29/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                49.75%           42.08%          29.46%           23.63%                N/A
Transamerica VIF Growth
(2/26/69) (2)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                35.65%           28.45%          15.46%             N/A               11.77%
Alger American Income &
Growth (11/15/88)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                26.37%           27.38%          17.19%             N/A               13.27%
Alliance VPF Growth &
Income (1/15/91)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                28.58%            N/A              N/A              N/A               25.34%

MFS VIT Growth w/ Income

(10/9/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                20.76%           18.79%            N/A              N/A               14.22%

Janus Aspen Balanced
(9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                20.73%           27.43%          17.85%             N/A               18.19%
OCC Accumulation Trust
Managed (8/1/88) (3)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                11.52%            N/A              N/A              N/A               11.58%
Morgan Stanley UF High
Yield (1/2/97)

-----------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                 7.98%            N/A              N/A              N/A                8.03%
Morgan Stanley UF Fixed
Income (1/2/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                  N/A             N/A              N/A              N/A                 N/A

Transamerica VIF Money
Market (1/1/98)
---------------------------------------------------------------------------------------------------------------------



4. Adjusted historical standard cumulative total returns for periods since inception of the portfolio for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum, and administrative expenses charge of 0.15% per annum but, do not reflect any fee deduction for any optional Rider. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.



--------------------------- ---------------- ---------------- --------------- ----------------- ---------------------
                                                                                                For the period from
       SUB-ACCOUNT                           For the 3-year      For the      For the 10-year     commencement of
 (date of commencement of   For the 1-year    period ending   5-year period    period ending         portfolio

       operation of          period ending      12/31/97          ending          12/31/97         operations to
 corresponding portfolio)      12/31/97                          12/31/97                             12/31/97

--------------------------- ---------------- ---------------- --------------- ----------------- ---------------------
---------------------------------------------------------------------------------------------------------------------


Janus Aspen Worldwide           21.66%           92.09%            N/A              N/A               128.66%
Growth (9/13/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                2.37%             N/A              N/A              N/A                2.37%

Morgan Stanley UF
International Magnum
(1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                17.24%           70.89%          200.21%            N/A              1209.87%

Dreyfus VIF Small Cap

(8/31/90)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                21.53%           62.46%          85.11%             N/A               239.82%
OCC Accumulation Trust
Small Cap (8/1/88) (1)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                21.51%            N/A              N/A              N/A               61.85%

MFS VIT Emerging Growth

(7/24/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                33.46%          129.12%          142.78%            N/A               174.05%

Alliance VPF Premier
Growth (6/26/92)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                26.87%          106.07%            N/A              N/A               121.21%
Dreyfus VIF Capital
Appreciation (4/28/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                19.79%            N/A              N/A              N/A               57.30%
MFS VIT Research (7/26/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                50.35%          190.26%          271.02%          767.83%               N/A
Transamerica VIF Growth
(2/26/69) (2)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                36.19%          114.48%          109.29%            N/A               186.61%
Alger American Income &
Growth (11/15/88)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                26.87%          109.17%          125.49%            N/A               144.84%
Alliance VPF Growth &
Income (1/15/91)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                29.09%            N/A              N/A              N/A               66.98%

MFS VIT Growth w/ Income

(10/9/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                21.24%           69.64%            N/A              N/A               80.25%

Janus Aspen Balanced
(9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                21.21%          109.42%          131.86%            N/A               401.51%
OCC Accumulation Trust
Managed (8/1/88) (3)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                11.96%            N/A              N/A              N/A               11.96%
Morgan Stanley UF High
Yield (1/2/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                8.41%             N/A              N/A              N/A                8.41%
Morgan Stanley UF Fixed
Income (1/2/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

                                 N/A              N/A              N/A              N/A                 N/A

Transamerica VIF Money
Market (1/1/98)
---------------------------------------------------------------------------------------------------------------------


5. Adjusted historical standard cumulative total returns for periods since inception of the portfolio for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum, administrative expense charge of 0.15% per annum and the optional GMDB Rider fee of 0.20% per annum. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.


--------------------------- ----------------- --------------- ---------------- ---------------- ---------------------

       SUB-ACCOUNT                                                                              For the period from
 (date of commencement of    For the 1-year      For the      For the 5-year       For the        commencement of
       operation of          period ending    3-year period    period ending   10-year period        portfolio
 corresponding portfolio)       12/31/96          ending         12/31/96      ending 12/31/96     operations to
                                                 12/31/96                                             12/31/96

--------------------------- ----------------- --------------- ---------------- ---------------- ---------------------
---------------------------------------------------------------------------------------------------------------------


Janus Aspen Worldwide           21.42%           90.95%            N/A              N/A               126.71%
Growth (9/13/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF                2.16%             N/A             N/A              N/A                2.16%
International Magnum
(1/2/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap           17.00%           69.87%          197.23%            N/A              1190.81%
(8/31/90)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust          21.29%           61.49%           83.28%            N/A               233.48%
Small Cap (8/1/88) (1)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

MFS VIT Emerging Growth         21.27%             N/A             N/A              N/A               61.07%
(7/24/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier            33.20%           127.76%         140.37%            N/A               171.05%
Growth (6/26/92)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital             26.62%           104.84%           N/A              N/A               119.15%
Appreciation (4/28/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

MFS VIT Research (7/26/95)      19.56%             N/A             N/A              N/A               56.53%

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth         50.05%           188.53%         267.34%          750.69%               N/A
(2/26/69) (2)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Alger American Income &         35.92%           113.20%         107.22%            N/A               181.43%
Growth (11/15/88)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth &           26.62%           107.93%         123.25%            N/A               141.46%
Income (1/15/91)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

MFS VIT Growth w/ Income        28.84%             N/A             N/A              N/A               66.23%
(10/9/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced            21.00%           68.63%            N/A              N/A               78.71%
(9/13/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust          20.97%           108.17%         129.56%            N/A               392.16%
Managed (8/1/88) (3)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High          11.74%             N/A             N/A              N/A               11.74%
Yield (1/8/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed          8.20%             N/A             N/A              N/A                8.20%
Income (1/2/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Transamerica VIF Money            N/A              N/A             N/A              N/A                 N/A
Market (1/1/98)

---------------------------------------------------------------------------------------------------------------------


6. Adjusted historical standard cumulative total returns for periods since inception of the portfolio for each sub-account are as follows. These figures include mortality and expense risk charge of 1.25% per annum, administrative expenses charge of 0.15% per annum and the optional GMDB and GMIB Riders fee of 0.40% per annum. These performance numbers assume an average annual account value of over $50,000 and, therefore, no deduction has been made to reflect the $30 account fee.


--------------------------- ----------------- --------------- ---------------- ---------------- ---------------------
       SUB-ACCOUNT                                                                              For the period from
 (date of commencement of    For the 1-year      For the      For the 5-year       For the        commencement of
       operation of          period ending    3-year period    period ending   10-year period        portfolio
 corresponding portfolio)       12/31/96          ending         12/31/96      ending 12/31/96     operations to
                                                 12/31/96                                             12/31/96
--------------------------- ----------------- --------------- ---------------- ---------------- ---------------------
---------------------------------------------------------------------------------------------------------------------


Janus Aspen Worldwide           21.18%           89.81%            N/A              N/A               124.77%
Growth (9/13/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF                1.96%             N/A             N/A              N/A                1.96%

International Magnum
(1/2/97)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Small Cap           16.77%           68.86%          194.29%            N/A              1172.06%
(8/31/90)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust          21.05%           60.53%           81.46%            N/A               227.27%
Small Cap (8/1/88) (1)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

MFS VIT Emerging Growth         21.03%             N/A             N/A              N/A               60.28%
(7/24/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Alliance VPF Premier            32.94%           126.40%         138.00%            N/A               168.09%
Growth (6/26/92)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Dreyfus VIF Capital             26.37%           103.62%           N/A              N/A               117.11%
Appreciation (4/28/93)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

MFS VIT Research (7/26/95)      19.32%             N/A             N/A              N/A               55.77%

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Transamerica VIF Growth         49.75%           186.81%         263.71%          733.90%               N/A
(2/26/69) (2)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Alger American Income &         35.65%           111.93%         105.17%            N/A               176.35%
Growth (11/15/88)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Alliance VPF Growth &           26.37%           106.69%         121.04%            N/A               138.13%
Income (1/15/91)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

MFS VIT Growth w/ Income        28.58%             N/A             N/A              N/A               65.50%
(10/9/95)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Balanced            20.76%           67.63%            N/A              N/A               77.18%

(9/13/93)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

OCC Accumulation Trust          20.73%           106.93%         127.29%            N/A               383.00%
Managed (8/1/88) (3)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF High          11.52%             N/A             N/A              N/A               11.52%
Yield (1/8/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Morgan Stanley UF Fixed          7.98%             N/A             N/A              N/A                7.98%
Income (1/2/97)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Transamerica VIF Money            N/A              N/A             N/A              N/A                 N/A
Market (1/1/98)

---------------------------------------------------------------------------------------------------------------------

DISTRIBUTION OF THE CONTRACT
         Transamerica Securities Sales Corporation ("TSSC") is principal underwriter of the contracts. TSSC may also serve as principal underwriter and distributor of other contracts issued through the variable account and certain other separate accounts of Transamerica and any affiliated of Transamerica. TSSC is a wholly owned subsidiary of Transamerica Insurance Corporation of California, which is a subsidiary of Transamerica Corporation. TSSC is registered with the Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Transamerica pays TSSC for acting as the principal underwriter under a distribution agreement.

         TSSC has entered into sales agreements with other broker-dealers to solicit applications for the contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the contracts may be solicited by registered representatives of the broker-dealers appointed by Transamerica to sell its variable life insurance and variable annuities. These broker-dealers are registered with the Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable life insurance and variable annuities.

         Under the agreements, applications for contracts will be sold by broker-dealers which will receive compensation as described in the Prospectus.

         The   offering  of
the  contracts  is expected
to be  continuous  and TSSC
does     not     anticipate
discontinuing  the offering
of      the      contracts.
However,  TSSC reserves the
right  to  discontinue  the
offering of the contracts.


         During fiscal year1997, no commissions were paid to TSSC as underwriter of the contracts; no amounts were retained by TSSC. Under the Sales Agreement, TSSC will pay broker-dealers compensation based on a percentage of each purchase payment plus compensation based on a percentage of account value. Both percentages may be up to1.00% and in certain situations additional amounts for marketing allowances, production bonuses, service fees, sales awards and meetings, and asset based trailer commission may be paid.


SAFEKEEPING   OF   VARIABLE
ACCOUNT ASSETS

Title to assets of the variable account is held by Transamerica. The assets of the variable account are kept separate and apart from Transamerica general account assets. Records are maintained of all purchases and redemptions of portfolio shares held by each of the sub-accounts.

STATE REGULATION

     Transamerica is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contract will be modified accordingly.

RECORDS AND REPORTS

         All records and accounts relating to the variable account will be maintained by Transamerica or by the Service Center. As presently required by the provisions of the 1940 Act and regulations promulgated thereunder which pertain to the variable account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

FINANCIAL STATEMENTS


         Because the variable account had not yet commenced operations in 1997, there is no financial statement for the variable account.


         The financial statements for Transamerica included in this statement of additional information should be considered only as bearing on the ability of Transamerica to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets in the variable account.

APPENDIX

     Accumulation Transfer Formula

     Transfers after the annuity date are implemented according to the following formulas:

     (1) Determine the number of units to be transferred from the variable sub-account as follows: = AT/AUV1

     (2) Determine the number of variable accumulation units remaining in such variable sub-account (after the transfer): = UNIT1 AT/AUV1

     (3) Determine the number of variable accumulation units in the transferee variable sub-account (after the transfer): = UNIT2 + AT/AUV2 (4) Subsequent variable accumulation payments will reflect the changes in variable accumulation units in each variable sub-account as of the next Variable Accumulation Payment's due date.

         Where:

         (AUV1) is the variable accumulation Unit value of the Variable sub-account that the transfer is being made from as of the end of the valuation Period in which the transfer request was received.

         (AUV2) is the variable accumulation unit value of the variable sub-account that the transfer is being made to as of the end of the valuation period in which the transfer request was received.

         (UNIT1) is the number of variable accumulation units in the Variable sub-account that the transfer is being made from, before the transfer.

         (UNIT2) is the number of variable accumulation units in the variable sub-account that the transfer is being made to, before the transfer.

         (AT)  is  the  dollar  amount  being   transferred  from  the  variable
         sub-account.

                    Audited Consolidated Financial Statements



         Transamerica Life Insurance and Annuity Company and Subsidiary


                                December 31, 1997

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

Audited Consolidated Financial Statements

December 31, 1997






Audited Consolidated Financial Statements

Report of Independent Auditors...................   1
Consolidated Balance Sheet.......................   2
Consolidated Statement of Income.................   3
Consolidated Statement of Shareholder's Equity...   4
Consolidated Statement of Cash Flows.............   5
Notes to Consolidated Financial Statements.......   6

                                                                    25
1010 Folder T
02/25/98 9:58 AM







                                           REPORT OF INDEPENDENT AUDITORS



Board of Directors
Transamerica Life Insurance and Annuity Company


We have audited the accompanying consolidated balance sheet of Transamerica Life Insurance and Annuity Company and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transamerica Life Insurance and Annuity Company and subsidiary at December 31, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.






January 23, 1998

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

                                                                                     December 31
                                                                            1997                     1996
                                                                   ---------------------     ------------
                                                                                (In thousands, except
                                                                                   for share data)
ASSETS

Investments:
   Fixed maturities available for sale                              $          14,691,836    $          13,687,899
   Equity securities available for sale                                           119,078                   87,812
   Mortgage loans on real estate                                                  365,454                  395,855
   Policy loans                                                                    19,433                   20,362
   Other long-term investments                                                      8,215                   11,910
   Short-term investments                                                          76,806                   33,790
                                                                    ---------------------    ---------------------
                                                                               15,280,822               14,237,628
Cash                                                                                8,544                    4,368
Accrued investment income                                                         242,606                  177,420
Accounts receivable                                                                11,695                   47,261
Reinsurance recoverable on paid and unpaid losses                                  48,487                   22,104
Deferred policy acquisitions costs                                                244,485                  248,442
Other assets                                                                       28,233                   35,544
Separate account assets                                                         2,668,885                1,638,946
                                                                    ---------------------    ---------------------

                                                                    $          18,533,757    $          16,411,713
                                                                    =====================    =====================

LIABILITIES AND SHAREHOLDER'S EQUITY

Policy liabilities:
   Policyholder contract deposits                                   $          10,885,993    $          10,271,301
   Reserves for future policy benefits                                          3,230,216                3,150,082
   Policy claims and other                                                         53,545                   40,241
                                                                    ---------------------    ---------------------
                                                                               14,169,754               13,461,624

Income tax liabilities                                                            257,252                  115,457
Accounts payable and other liabilities                                            102,139                  132,019
Separate account liabilities                                                    2,668,885                1,638,946
                                                                    ---------------------    ---------------------
                                                                               17,198,030               15,348,046
Shareholder's equity:
   Common stock ($100 par value):
     Authorized--50,000 shares
     Issued and outstanding--15,300 shares                                          1,530                    1,530
   Additional paid-in capital                                                     209,257                  241,791
   Retained earnings                                                              723,051                  632,098
   Net unrealized investment gains                                                401,889                  188,248
                                                                    ---------------------    ---------------------
                                                                                1,335,727                1,063,667
                                                                    ---------------------    ---------------------

                                                                    $          18,533,757    $          16,411,713
                                                                    =====================    =====================



See notes to consolidated financial statements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

                                                                                Year Ended December 31
                                                                        1997             1996             1995
                                                                 ----------------  ---------------  ----------
                                                                                    (In thousands)

Revenues:
   Premiums and other considerations                             $       146,516   $       219,381  $       294,163
   Net investment income                                               1,076,951         1,037,417          956,134
   Net realized investment gains                                          23,333             8,333           19,023
                                                                 ---------------   ---------------  ---------------
             TOTAL REVENUES                                            1,246,800         1,265,131        1,269,320


Benefits:
   Benefits paid or provided                                             938,170           937,084          860,118
   Increase (decrease) in policy reserves and
     liabilities                                                         (13,815)           51,508          158,040
                                                                 ----------------  ---------------  ---------------
                                                                         924,355           988,592        1,018,158

Expenses:
   Amortization of deferred policy
     acquisition costs                                                    32,930            16,949           12,048
   Salaries and salary related expenses                                   48,834            46,261           38,846
   Other expenses                                                         44,764            63,993           46,889
                                                                 ---------------   ---------------  ---------------
                                                                         126,528           127,203           97,783
                                                                 ---------------   ---------------  ---------------
                                 TOTAL BENEFITS AND EXPENSES           1,050,883         1,115,795        1,115,941
                                                                 ---------------   ---------------  ---------------

              INCOME BEFORE INCOME TAXES                                 195,917           149,336          153,379

Provision for income taxes                                                64,964            50,568           80,532
                                                                 ---------------   ---------------  ---------------

                                                  NET INCOME     $       130,953   $        98,768  $        72,847
                                                                 ===============   ===============  ===============



See notes to consolidated financial statements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY


                                                                                                               Net
                                                                                                           Unrealized
                                                                           Additional                      Investment
                                                     Common Stock            Paid-in        Retained         Gains
                                                Shares        Amount         Capital       Earnings        (Losses)
                                                                (in thousands, except for share data)

Balance at January 1, 1995                       15,000    $     1,500   $    239,895   $     460,483    $    (215,664)

   Net income                                                                                  72,847
   Common stock issued                              300             30
   Capital contributions from
     parent                                                                     1,666
   Change in net unrealized
     investment gains                                                                                          566,754

Balance at December 31, 1995                     15,300          1,530        241,561         533,330          351,090

   Net income                                                                                  98,768
   Common stock issued
   Capital contributions from                                                     230
     parent
   Change in net unrealized
     investment losses                                                                                        (162,842)

Balance at December 31, 1996                     15,300          1,530        241,791         632,098          188,248

   Net income                                                                                 130,953
   Capital transactions with
     parent                                                                   (32,534)
   Dividends declared                                                                         (40,000)
   Change in net unrealized
     investment gains                                                                                          213,641

Balance at December 31, 1997                     15,300    $     1,530   $    209,257   $     723,051    $     401,889
                                             ==========    ===========   ============   =============    =============



See notes to consolidated financial statements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                      Year Ended December 31
                                                                           1997                1996               1995
                                                                     -----------------  ------------------  ----------
                                                                                          (In thousands)
OPERATING ACTIVITIES
   Net income                                                        $         130,953   $          98,768  $          72,847
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Changes in:
         Reinsurance recoverable
           and accounts receivable                                               9,183             (30,699)           (19,588)
         Policy liabilities                                                    605,480             589,476            647,724
         Other assets, accounts payable and other
           liabilities, and income taxes                                      (118,713)             66,536            (88,884)
       Policy acquisition costs deferred                                       (64,316)            (57,498)           (50,483)
       Amortization of deferred policy acquisition costs                        31,998              16,969             13,910
       Net realized gains on investment transactions                           (22,401)             (8,353)           (20,885)
       Other                                                                     1,893             (18,875)            26,818
                                                                     -----------------   -----------------  -----------------

                                            NET CASH PROVIDED BY
                                            OPERATING ACTIVITIES               574,077             656,324            581,459


INVESTMENT ACTIVITIES
   Purchases of securities                                                  (5,166,388)         (4,044,338)        (3,873,531)
   Purchases of other investments                                              (26,067)           (114,058)          (219,898)
   Sales of securities                                                       4,350,361           2,669,548          2,386,893
   Sales of other investments                                                   61,616             117,881             70,071
   Maturities of securities                                                    279,040             247,411            252,315
   Net change in short-term investments                                        (43,016)             12,187            (15,466)
  Other                                                                         (2,097)             (5,614)            (6,204)
                                                                     -----------------   -----------------  -----------------

                                                NET CASH USED BY
                                            INVESTING ACTIVITIES              (546,551)         (1,116,983)        (1,405,820)


FINANCING ACTIVITIES
   Additions to policyholder contract deposits                               4,162,515           4,254,998          3,321,069
   Withdrawals from policyholder contract deposits                          (4,145,865)         (3,812,392)        (2,477,169)
   Dividends paid to parent or its affiliates                                  (40,000)                  -                  -
   Capital contribution from parent                                                  -                   -                 30
                                                                     -----------------   -----------------  -----------------

                                  NET CASH (USED BY) PROVIDED BY
                                            FINANCING ACTIVITIES               (23,350)            442,606            843,930
                                                                     -----------------   -----------------  -----------------

                                     INCREASE (DECREASE) IN CASH                 4,176             (18,053)            19,569

Cash at beginning of year                                                        4,368              22,421              2,852
                                                                     -----------------   -----------------  -----------------

                                             CASH AT END OF YEAR     $           8,544   $           4,368  $          22,421
                                                                     =================   =================  =================



See notes to consolidated financial statements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: Transamerica Life Insurance and Annuity Company ("TALIAC") and its subsidiary (collectively, "the
Company") engage in providing life insurance, pension and annuity products, structured settlements and investments, which are distributed through a network of independent and company-affiliated agents and independent brokers. The
Company's customers are primarily in the United States.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which differ from statutory accounting practices prescribed or permitted by regulatory authorities.

Use of Estimates: Certain amounts reported in the accompanying consolidated financial statements are based on the management's best estimates and judgment. Actual results could differ from those estimates.

New Accounting Standards: In June of 1997, the Financial Accounting Standards Board issued a new standard on reporting comprehensive income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. This standard is effective for interim and annual periods beginning after December 15, 1997. Reclassification of financial statements for all periods presented will be required upon adoption. Application of this statement will not change recognition or measurement of net income and, therefore, will not impact the Company's consolidated results of operations or financial position.

In 1997, the Company adopted the Financial Accounting Standards Board's new standard on accounting for transfers of financial assets, servicing of financial assets and extinguishment of liabilities. The standard requires that a transfer of financial assets be accounted for as a sale only if certain specified conditions for surrender of control over the transferred assets exist. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1996, the Company adopted the Financial Accounting Standards Board's new standard on accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. The standard requires that an impaired long-lived asset be measured based on the fair value of the asset to be held and used or the fair value less cost to sell of the asset to be disposed of. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1995, the Company adopted the Financial Accounting Standards Board's standard on accounting for impairment of loans which requires that an impaired loan be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. There was no material effect on the consolidated financial position or results of operations of the Company.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of TALIAC and its subsidiary, Transamerica Assurance Company, both of which operate primarily in the life insurance industry. TALIAC is a wholly owned subsidiary of Transamerica Occidental Life Insurance Company (TOLIC) which is an indirect wholly owned subsidiary of Transamerica Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments:  Investments are shown on the following bases:

       Fixed maturities--All debt securities, including redeemable preferred stocks, are classified as available for sale and carried at fair value. The Company does not carry any debt securities principally for the purpose of trading. Prepayments are considered in establishing amortization periods for premiums and discounts and amortized cost is further adjusted for other-than-temporary fair value declines. Derivative instruments are also reported as a component of fixed maturities and are carried at fair value if designated as hedges of securities available for sale or at amortized cost if designated as hedges of liabilities. See Note K - Financial Instruments.

       Equity securities available for sale (common and nonredeemable preferred stocks)--at fair value. The Company does not carry any equity securities principally for the purpose of trading.

       Mortgage  loans  on  real  estate--at   unpaid  balances,   adjusted  for
       amortization  of  premium  or  discount,   less  allowance  for  possible
       impairment.

       Policy loans--at unpaid balances.

       Other  long-term   investments--at  cost,  less  allowance  for  possible
impairment.

       Short-term investments--at cost, which approximates fair value.

Realized gains and losses on disposal of investments are determined generally on a specific identification basis. The Company reports realized gains and losses on investment transactions in the accompanying consolidated statement of income, net of the amortization of deferred policy acquisition costs when such amortization results from the realization of gains or losses other than as originally anticipated on the sale of investments associated with interest-sensitive products. Changes in fair values of fixed maturities available for sale and equity securities available for sale are included in net unrealized investment gains or losses after adjustment of deferred policy acquisition costs and reserves for future policy benefits, net of deferred income taxes as a separate component of shareholder's equity and, accordingly, have no effect on net income.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Policy Acquisition Costs (DPAC): Certain costs of acquiring new and renewal insurance contracts, principally commissions, and certain variable sales, underwriting and issue and field office expenses, all of which vary with and are primarily related to the production of such business, have been deferred. DPAC for non-traditional life and investment-type products are amortized over the life of the related policies in relation to estimated future gross profits. DPAC for traditional life insurance products are amortized over the premium-paying period of the related policies in proportion to premium revenue recognized, using principally the same assumptions used for computing future policy benefit reserves. DPAC related to non-traditional and investment-type products is adjusted as if the unrealized gains or losses on securities available for sale were realized. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Separate Accounts: The Company administers segregated asset accounts for certain holders of variable annuity contracts and other pension deposit contracts. The assets held in these Separate Accounts are invested primarily in fixed maturities, mutual funds, equity securities, other marketable securities, and short-term investments. The Separate Account assets are stated at fair value and are not subject to liabilities arising out of any other business the Company may conduct. Investment risks associated with fair value changes are borne by the contract holders. Accordingly, investment income and realized gains and losses attributable to Separate Accounts are not reported in the Company's results of operations.

Policyholder Contract Deposits: Non-traditional life insurance products include universal life and other interest-sensitive life insurance policies. Investment-type products include single and flexible premium deferred annuities, single premium immediate annuities, guaranteed investment contracts, and other group pension deposit contracts that do not have mortality or morbidity risk. Policyholder contract deposits on non-traditional life insurance and investment-type products represent premiums received plus accumulated interest, less mortality charges on universal life products and other administration charges as applicable under the contract. Interest credited to these policies ranged from 3.0% to 9.7% in 1997 and 3.2% to 9.5% in 1996 and 2.8% to 10% in
1995.

Reserves for Future Policy Benefits: Traditional life insurance products primarily include limited-payment life insurance policies, annuities with life contingencies and term life insurance policies. The reserves for future policy benefits for traditional life insurance products have been provided on a net-level premium method based upon estimated investment yields, withdrawals, mortality, and other assumptions which were appropriate at the time the policies were issued. Such estimates are based upon past experience with a margin for adverse deviation. Interest assumptions range from 2.25% in earlier years to 11.82%. Reserves for future policy benefits are evaluated as if unrealized gains or losses on securities available for sale were realized and adjusted for any resultant premium deficiencies. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Recognition of Revenue and Costs: Traditional life insurance contract premiums are recognized as revenue over the premium-paying period, with reserves for future policy benefits established from such premiums.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues for universal life and investment products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed against policyholder account balances during the period. Expenses related to these products consist of interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Claim reserves include provisions for reported claims and claims incurred but not reported.

Reinsurance: Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Yearly renewable term reinsurance is accounted for the same as direct business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. The ceded amounts related to policy liabilities have been reported as an asset.

Income Taxes: The Company is included in the consolidated federal income tax return of TOLIC which, with its domestic subsidiaries and affiliates, is included in the consolidated federal income tax returns filed by Transamerica Corporation, which by the terms of a tax sharing agreement generally requires the Company to accrue and settle income tax obligations in amounts that would result if the Company filed separate tax returns with federal taxing authorities.

Deferred income taxes arise from temporary differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, based on enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

Fair Values of Financial Instruments: Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded and private placements, fair values are estimated using values obtained from independent pricing services. Fair values for derivative instruments, including off-balance-sheet instruments, are estimated using values obtained from independent pricing services.

Fair values for equity securities are based on quoted market prices.

Fair values for mortgage loans on real estate and policy loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

The carrying amounts of short-term investments, cash, and accrued investment income approximate their fair value.

Fair values for liabilities under investment-type contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered by similar contracts with maturities consistent with those remaining for the contracts being valued. The liabilities under investment-type contracts are included in policyholder contract deposits in the accompanying consolidated balance sheet.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE B--INVESTMENTS

The cost and fair value of fixed maturities and equity securities available for sale are as follows (in thousands):


                                                                             Gross              Gross
                                                                          Unrealized         Unrealized             Fair
                                                          Cost               Gain               Loss                Value
December 31, 1997

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                     $         134,940   $         38,105   $               -  $         173,045
   Obligations of states and political
     subdivisions                                             84,372              4,450                   3             88,819
   Foreign governments                                        30,050              4,642                   -             34,692
   Corporate securities                                    9,413,812            502,196              29,974          9,886,034
   Public utilities                                        1,658,497            128,976                 300          1,787,173
   Mortgage-backed securities                              2,455,496            206,585                 664          2,661,417
   Redeemable preferred stocks                                48,069             21,396               8,809             60,656
                                                   -----------------   ----------------   -----------------  -----------------

                         Total fixed maturities    $      13,825,236   $        906,350   $          39,750  $      14,691,836
                                                   =================   ================   =================  =================

   Equity securities                               $          30,954   $         90,542   $          2,418   $         119,078
                                                   =================   ================   ================   =================

December 31, 1996

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                     $         133,066   $         14,715   $              49  $         147,732
   Obligations of states and political
     subdivisions                                            116,066              2,285                  46            118,305
   Foreign governments                                        30,162              2,057                   -             32,219
   Corporate securities                                    7,649,254            273,390              58,781          7,863,863
   Public utilities                                        1,700,327             80,106               8,331          1,772,102
   Mortgage-backed securities                              3,546,032            166,605              29,532          3,683,105
   Redeemable preferred stocks                                65,285             10,280               4,992             70,573
                                                   -----------------   ----------------   -----------------  -----------------

                         Total fixed maturities    $      13,240,192   $        549,438   $         101,731  $      13,687,899
                                                   =================   ================   =================  =================

   Equity securities                               $          31,749   $         58,095   $          2,032   $          87,812
                                                   =================   ================   ================   =================


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE B--INVESTMENTS (Continued)

The cost and fair value of fixed maturities available for sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                                                                                                  Fair
                                                                                Cost              Value
     Maturity

     Due in 1998                                                          $        355,557  $        361,307
     Due in 1999-2002                                                            2,464,514         2,530,987
     Due in 2003-2007                                                            3,050,649         3,213,985
     Due after 2007                                                              5,450,951         5,863,484
                                                                          ----------------  ----------------
                                                                                11,321,671        11,969,763

     Mortgage-backed securities                                                  2,455,496         2,661,417
     Redeemable preferred stock                                                     48,069            60,656
                                                                          ----------------  ----------------

                                                                          $     13,825,236  $     14,691,836
                                                                          ================  ================


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE B--INVESTMENTS (Continued)

As of December 31, 1997, the Company held total investments in each of the following issuers, other than the United States Government or a United States Government agency or authority, which exceeded 10% of total shareholder's equity (in thousands) (See Note H.):


     Name of Issuer                            Carrying Value

     TA CBO I Inc.                          $           233,292
     MBNA Corporation                                   177,992
     Secured Bond Trust 1997-1                          227,588
     Hill Street Funding                                419,253
     Olive Street Funding                               172,020

The carrying value of assets on deposit with public officials in compliance with regulatory requirements was $15.3 million at December 31, 1997 and $14.8 million at December 31, 1996.

Net investment income (expense) by major investment category is summarized as follows (in thousands):

                                                                            1997               1996               1995
                                                                       ---------------   ----------------   ----------

     Fixed maturities                                                  $     1,047,214    $      1,003,698   $        929,826
     Equity securities                                                           2,115               1,915                708
     Mortgage loans on real estate                                              33,681              33,432             26,322
     Real estate                                                                     8                 320                462
     Policy loans                                                                  988                 841                693
     Other long-term investments                                                     -                (518)               442
     Short-term investments                                                      4,277               4,685              5,375
                                                                       ---------------    ----------------   ----------------
                                                                             1,088,283           1,044,373            963,828
     Investment expenses                                                       (11,332)             (6,956)            (7,694)
                                                                       ---------------    ----------------   ----------------

                                                                       $     1,076,951    $      1,037,417   $        956,134
                                                                       ===============    ================   ================

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE B--INVESTMENTS (Continued)

Significant components of net realized investment gains are as follows (in thousands):

                                                                              1997               1996              1995
                                                                       ----------------  -----------------  -----------

     Net gains (losses) on disposition of investment in:
        Fixed maturities                                               $         (7,824)  $          6,247   $         29,272
        Equity securities                                                        39,075              7,023              3,206
        Other                                                                     1,524               (175)               220
                                                                       ----------------   ----------------   ----------------
                                                                                 32,775             13,095             32,698
     Provision for impairment                                                   (10,374)            (4,742)           (11,813)
     Accelerated amortization of DPAC                                               932                (20)            (1,862)
                                                                       ----------------   ----------------   ----------------

                                                                       $         23,333   $          8,333   $         19,023
                                                                       ================   ================   ================


The components of net gains (losses) on disposition of investment in fixed maturities are as follows (in thousands):

                                                                              1997              1996               1995
                                                                       ----------------  -----------------  -----------

     Gross gains                                                       $         43,422   $         22,962   $         31,163
     Gross losses                                                               (51,246)           (16,715)            (1,891)
                                                                       -----------------  ----------------   ----------------

                                                                       $         (7,824)  $          6,247   $         29,272
                                                                       =================  ================   ================

Proceeds from disposition of investments in fixed maturities available for sale were $4,260.1 million in 1997, $2,652.5 million in 1996 and $2,308.6 million in 1995.

The costs of certain investments have been reduced by the following allowances for impairment in value (in thousands):

                                                                                              December 31
                                                                                      1997              1996

     Fixed maturities                                                             $        31,869  $        22,495
     Mortgage loans on real estate                                                         12,031           11,031
                                                                                  ---------------  ---------------

                                                                                  $        43,900  $        33,526
                                                                                  ===============  ===============


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE B--INVESTMENTS (Continued)

The  components  of  net  unrealized   investment   gains  in  the  accompanying
consolidated balance sheet are as follows (in thousands):

                                                                           December 31
                                                                  1997                    1996
                                                          --------------------    ------------

     Unrealized gains on investment in:
        Fixed maturities                                  $            866,600   $            447,707
        Equity securities                                               88,124                 56,063
                                                          --------------------   --------------------
                                                                       954,724                503,770

     Fair value adjustments to:
        DPAC                                                           (55,434)               (19,159)
        Reserves for future policy benefits                           (281,000)              (195,000)
                                                          ---------------------  --------------------
                                                                      (336,434)              (214,159)

     Related deferred taxes                                           (216,401)              (101,363)
                                                          ---------------------  --------------------

                                                          $            401,889   $            188,248
                                                          ====================   ====================


NOTE C--DEFERRED POLICY ACQUISITION COSTS (DPAC)

Significant components of changes in DPAC are as follows (in thousands):

                                                                   1997                   1996                   1995
                                                          --------------------   --------------------   -------------

     Balance at beginning of year                         $            248,442   $            198,349   $            238,526

        Amounts deferred:
          Commissions                                                   42,960                 39,736                 34,717
          Other                                                         21,356                 17,762                 15,766
        Amortization attributed to:
          Net gain on disposition of investments                           932                    (20)                (1,862)
          Operating income                                             (32,930)               (16,949)               (12,048)
        Fair value adjustment                                          (36,275)                 9,564                (76,750)
                                                          ---------------------  --------------------   --------------------

     Balance at end of year                               $            244,485   $            248,442   $            198,349
                                                          ====================   ====================   ====================


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE D--POLICY LIABILITIES

Components of policyholder contract deposits are as follows (in thousands):

                                                                                             December 31
                                                                                      1997                1996
                                                                              ------------------  ------------

    Liabilities for investment-type products                                   $       10,569,050  $       10,050,058
    Liabilities for non-traditional life insurance products                               316,943             221,243
                                                                               ------------------  ------------------

                                                                               $       10,885,993  $       10,271,301
                                                                               ==================  ==================

Reserves for future policy benefits were evaluated as if the unrealized gains on securities available for sale had been realized and adjusted for resultant premium deficiencies by $281 million as of December 31, 1997, $195 million as of December 31, 1996 and $339 million as of December 31, 1995.


NOTE E--INCOME TAXES

Components of income tax liabilities are as follows (in thousands):

                                                                                             December 31
                                                                                      1997                1996
                                                                              ------------------  ------------

     Current tax liabilities                                                   $           19,613  $              963
     Deferred tax liabilities                                                             237,639             114,494
                                                                               ------------------  ------------------

                                                                               $          257,252  $          115,457
                                                                               ==================  ==================

Significant components of deferred tax liabilities (assets) are as follows (in thousands):

                                                                                             December 31
                                                                                      1997                1996
                                                                              ------------------  ------------

     Deferred policy acquisition costs                                         $           93,754  $           85,629
     Unrealized investment gains                                                          216,401             101,363
                                                                               ------------------  ------------------
        Total deferred tax liabilities                                                    310,155             186,992
                                                                               ------------------  ------------------
     Life insurance policy liabilities                                                    (56,648)            (60,263)
     Provision for impairment of investments                                              (15,365)            (11,734)
     Other-net                                                                               (503)               (501)
                                                                               ------------------  ------------------
        Total deferred tax assets                                                         (72,516)            (72,498)
                                                                               ------------------  ------------------

                                                                               $          237,639  $          114,494
                                                                               ==================  ==================

The Company offsets all deferred tax assets and liabilities and presents them in a single amount in the consolidated balance sheet.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE E--INCOME TAXES

Components of provision for income taxes are as follows (in thousands):

                                                                       1997                  1996                  1995
                                                               ------------------    ------------------    ------------

     Current tax expense                                       $           56,857    $           34,627    $           20,335
     Deferred tax expense                                                   8,107                15,941                60,197
                                                               ------------------    ------------------    ------------------

                                                               $           64,964    $           50,568    $           80,532
                                                               ==================    ==================    ==================

The differences between federal income taxes computed at the statutory rate and the provision for income taxes as reported are as follows (in thousands):

                                                                       1997                  1996                  1995
                                                               ------------------    ------------------    ------------

     Income before income taxes                                $          195,917    $          149,336    $          153,379
     Tax rate                                                                  35%                   35%                   35%
                                                               ------------------    ------------------    ------------------
     Federal income taxes at statutory rate                                68,571                52,268                53,683
     Income not subject to tax                                             (1,374)                 (855)                 (532)
     Adjustment to deferred tax asset                                           -                     -                28,300
     Other                                                                 (2,233)                 (845)                 (919)
                                                               ------------------    ------------------    ------------------

                                                               $           64,964    $           50,568    $           80,532
                                                               ==================    ==================    ==================

In 1995, the Company determined that certain deferred tax assets were not realizable and wrote down the deferred tax assets by $28.3 million.

Under the Life Insurance Company Income Tax Act of 1959, a portion of "gain from operations" was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The balance in this account was frozen at December 31, 1983 pursuant to the Deficit Reduction Act of 1984. This amount becomes subject to tax when it exceeds a certain maximum or when cash dividends are paid therefrom. The policyholders' surplus account balance at December 31, 1997 was $20.3 million. At December 31, 1997, $724 million was available for payment of dividends without such tax consequences. No income taxes has been provided on the policyholders' surplus account since the conditions that would cause such taxes are remote.

Income taxes of $38.2 million, $39.9 million and $29.0 million, were paid principally to the parent in 1997, 1996 and 1995, respectively.


NOTE F--REINSURANCE

The Company is involved in both the cession and assumption of reinsurance with other companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses; however, the Company remains liable to the extent the reinsuring companies do not meet their obligations under these reinsurance agreements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE F--REINSURANCE (Continued)

The components of the Company's life insurance in force and premiums and other considerations are summarized as follows (in thousands):

                                                                 Ceded to                Assumed
                                            Direct                 Other                from the                 Net
                                            Amount               Companies               Parent                Amount
1997
   Life insurance in force,
     at end of year                  $        31,178,888   $        26,957,773   $                 -   $        4,221,115
                                     ===================   ===================   ===================   ==================

   Premiums and other
     considerations                  $           197,440   $            97,155   $            46,231   $          146,516
                                     ===================   ===================   ===================   ==================

   Benefits paid or
     provided                        $           528,162   $            37,052   $           447,060   $          938,170
                                     ===================   ===================   ===================   ==================

1996
   Life insurance in force,
     at end of year                  $        25,452,566   $         5,773,367   $                 -   $       19,679,199
                                     ===================   ===================   ===================   ==================

   Premiums and other
     considerations                  $           140,479   $            34,965   $           113,867   $          219,381
                                     ===================   ===================   ===================   ==================

   Benefits paid or
     provided                        $           663,344   $                68   $           273,808   $          937,084
                                     ===================   ===================   ===================   ==================

1995
   Life insurance in force,
     at end of year                  $        17,685,133   $         4,540,826   $                 -   $       13,144,307
                                     ===================   ===================   ===================   ==================

   Premiums and other
     considerations                  $           272,272   $            28,393   $            50,284   $          294,163
                                     ===================   ===================   ===================   ==================

   Benefits paid or
     provided                        $           588,044   $               520   $           272,594   $          860,118
                                     ===================   ===================   ===================   ==================


NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

Substantially all employees of the Company are covered by noncontributory defined pension benefit plans sponsored by the Company and the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates. Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. Annual contributions to the plans generally include a provision for current service costs plus amortization of prior service costs over periods ranging from 10 to 30 years. Assets of the plans are invested principally in publicly listed stocks and bonds.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (Continued)

The Company's total pension costs (benefits) recognized for all plans were $0.4 million in 1997, $(1.5) million in 1996 and $0.4 million in 1995, all of which related to the plan sponsored by Transamerica Corporation. The plans sponsored by the Company are not material to the consolidated financial position of the Company.

The Company also participates in various contributory defined benefit programs sponsored by Transamerica Corporation that provide medical and certain other benefits to eligible retirees. Postretirement benefit costs charged to income were not significant in 1997, 1996 and 1995.


NOTE H--RELATED PARTY TRANSACTIONS

The Company has various transactions with Transamerica Corporation and certain of its affiliates in the normal course of operations. These transactions include reinsurance (see Note F), administration of pension funds, loans and advances, investments in a money market fund managed by an affiliated company, rental of space, and other specialized services. At December 31, 1997, pension funds administered for these related companies aggregated $1,467.4 million ($1,067.9 million in 1996) and the investment in an affiliated money market fund, included in short-term investments, was $51.1 million ($13.1 million in 1996).

During 1996, the Company transferred certain below investment grade bonds with an aggregate book value of $242 million, including an aggregate interest receivable of $5.6 million to a special purpose subsidiary of Transamerica Corporation in exchange for assets with a fair value of $247.4 million, comprised of collateralized higher-rated bond obligations of $233.3 million issued by the special purpose subsidiary and cash of $14.1 million. The excess of fair value of the consideration received over the book value of the bonds transferred is included in net realized investment gains.

During 1995, the Company transferred real estate with an aggregate book value of $7.4 million to an affiliate within the Transamerica Corporation group of consolidated companies and cash of $25.2 million to the parent in exchange for mortgage loans of $35.1 million. The excess of fair value of the consideration received over the book value of the real estates transferred, net of related tax payable to the parent, is included as a capital contribution.

During 1997, equity securities with a fair value of $50 million (cost of $2.6 million) were received from Transamerica Corporation in payment of a $50 million note. The excess of fair value over cost ($47.4 million) was reclassified from additional paid-in capital to unrealized gain. The Company also received a capital contribution of $14.9 million from its parent.


NOTE I--REGULATORY MATTERS

TALIAC and its subsidiary are subject to state insurance laws and regulations, principally those of the Company's state of incorporation. Such regulations include the risk-based capital requirement and the restriction on the payment of dividends. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of 10% of the Company's statutory capital and surplus as of the preceding year end or the Company's statutory net income from

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE I--REGULATORY MATTERS (Continued)

operations for the preceding year. The insurance department of the domiciliary state recognizes these amounts as determined in conformity with statutory accounting practices prescribed or permitted by the insurance department, which vary in some respects from generally accepted accounting principles. The Company's statutory net income and statutory capital and surplus which are represented by TALIAC's net income and capital and surplus are summarized as follows (in thousands):

                                                      1997                  1996                  1995
                                              -------------------   -------------------   ------------

     Statutory net income                     $           128,897    $            75,836   $            69,103
     Statutory capital and surplus, at
        end of year                                       707,487                596,526               527,276


NOTE J--COMMITMENTS AND CONTINGENCIES

The Company issues synthetic guaranteed investment contracts which guaranty, in exchange for a fee, the liquidity of pension plans to pay certain qualified benefits if other sources of plan liquidity are exhausted. Unlike traditional guaranteed investment contracts, the plan sponsor retains the credit risk in a synthetic contract while the Company assumes some limited degree of interest rate risk. To minimize the risk of loss, the Company underwrites these contracts based on plan sponsor agreement, at the inception of the contract, on investment guidelines to be followed, including overall portfolio credit and maturity requirements. Adherence to these investment requirements is monitored regularly by the Company. At December 31, 1997, commitments to maintain liquidity for benefit payments on notional amounts of $3.3 billion were outstanding compared to $1.9 billion in 1996.

The Company is subject to mandatory assessments by state guaranty funds to cover losses to policyholders of those insurance companies that are under regulatory supervision. Certain states allow such assessments to be used to reduce future premium taxes. The Company estimates and recognizes its obligation for guaranty fund assessments, net of premium tax deductions, based on the survey data provided by National Organization of Life and Health Insurance Guaranty Associations. At December 31, 1997 and 1996, the estimated exposures and the resultant accruals recorded were not material to the consolidated financial position or results of operations of the Company.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE J--COMMITMENTS AND CONTINGENCIES (Continued)

Substantially all leases of the Company are operating leases principally for the rental of real estate. Rental expenses for equipment and properties were $4.3 million in 1997, $6.9 million in 1996 and $3.3 million in 1995. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997 (in thousands):

  Year ending December 31:
              1998              $            1,979
              1999                           1,894
              2000                           1,670
              2001                           1,587
              2002                           1,453
          Later years                       12,436

                                $           21,019
                                ==================

The Company is a defendant in various legal actions arising from its operations. These include legal actions against its subsidiary similar to those faced by many other major life insurers which allege damages related to sales practices for universal life policies sold between January 1981 and June 1996. In one such action, the subsidiary and plaintiffs' counsel entered into a settlement which was approved on June 26, 1997. The settlement required prompt notification of affected policyholders. Administrative and policy benefit costs associated with the settlement are not material to the Company. Additional costs related to the settlement are not currently determinable. In the opinion of management, any ultimate liability which might result from other litigation would not have a materially adverse effect on the combined financial position of the Company or the results of its operations.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE K--FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

                                                                                       December 31
                                                      --------------------------------------------
                                                                      1997                                   1996
                                                      -----------------------------------    --------------------
                                                            Carrying             Fair            Carrying            Fair
                                                              Value              Value             Value             Value
Financial Assets:
   Fixed maturities available for sale                 $     14,691,836   $     14,691,836  $     13,687,899  $     13,687,899
   Equity securities available for sale                         119,078            119,078            87,812            87,812
   Mortgage loans on real estate                                365,454            404,437           395,855           413,798
   Policy loans                                                  19,433             19,433            20,362            20,362
   Short-term investments                                        76,806             76,806            33,790            33,790
   Cash                                                           8,544              8,544             4,368             4,368
   Accrued investment income                                    242,606            242,606           177,420           177,420

Financial Liabilities:
   Liabilities for investment-type contracts:
     Single and flexible premium
       deferred annuities                                     3,971,539          3,695,431         3,890,964         3,623,710
     Single premium immediate annuities                          89,474             92,469            90,133            90,256
     Guaranteed investment contracts                          2,811,890          2,843,680         2,790,663         2,811,556
     Other deposit contracts                                  3,696,147          3,739,713         3,278,298         3,319,115

Off-balance-sheet assets (liabilities):
   Interest rate swap agreements
     hedges of liabilities in a:
       Receivable position                                            -              7,416                 -            37,348
       Payable position                                               -             (3,643)                -            (5,095)



TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE K--FINANCIAL INSTRUMENTS (Continued)

The Company enters into various interest rate agreements in the normal course of business, primarily as a means of managing its interest rate exposure in connection with asset and liability management.

Interest rate swap agreements generally involve the periodic exchange of fixed rate interest and floating rate interest payments by applying a specified market index to the underlying contract or notional amount, without exchanging the underlying notional amounts. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial assets is recorded on an accrual basis as a component of net investment income. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial liabilities is recorded on an accrual basis as a component of benefits paid or provided. While the Company is not exposed to credit risk with respect to the notional amounts of the interest rate swap agreements, the Company is subject to credit risk from potential nonperformance of counterparties throughout the contract periods. The amounts potentially subject to such credit risk are much smaller than the notional amounts. The Company controls this credit risk by entering into transactions with only a selected number of high quality institutions, establishing credit limits and maintaining collateral when appropriate.

Interest rate floor and cap agreements generally provide for the receipt of payments in the event the average interest rates during a settlement period fall below specified levels under interest rate floor agreements or rise above specified levels under interest rate cap agreements. A swaption generally provides for an option to enter into an interest rate swap agreement in the event of unfavorable interest rate movements. These agreements generally require upfront premium payments. The costs of swaptions and interest rate floor and cap agreements are amortized over the contractual periods and resulting amortization expenses are included in net investment income. Any conditional receipts under these agreements are recorded on an accrual basis as a component of net investment income if designated as hedges of financial assets or as a component of benefits paid or provided if designated as hedges of financial liabilities.

Gains or losses on terminated interest rate agreements are deferred and amortized over the remaining life of the underlying assets or liabilities being hedged.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE K--FINANCIAL INSTRUMENTS (Continued)

The  information  on  derivative   instruments  is  summarized  as  follows  (in
thousands):

                                                                Aggregate             Weighted
                                                                Notional               Average
                                                                 Amount              Fixed Rate           Fair Value
December 31, 1997
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
       Fixed rate interest                                $          237,868              7.20%      $             (586)
       Floating rate interest                                        275,905              6.46%                   2,751
       Floating rate interest based on one
         index and receives floating rate
         interest based on another index                             311,538              -                        (162)
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC
     pays:
       Fixed rate interest                                                 -              -                           -
       Floating rate interest                                      1,429,834              6.25%                   5,334
       Floating rate interest based on one
         index and receives floating rate
         interest based on another index                             304,820              -                      (1,565)
   Interest rate floor agreements                                    160,500              7.00%                  13,434
   Swaptions                                                       1,826,030              4.90%                  27,495
   Other                                                               4,466              -                       1,449

December 31, 1996
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
       Fixed rate interest                                $          240,035    $         6.69%      $            1,970
       Floating rate interest                                        245,905              6.76%                   5,711
       Floating rate interest based on one
         index and receives floating rate
         interest based on another index                             312,118              -                      (8,989)
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC
     pays:
       Fixed rate interest                                            60,000              4.39%                     333
       Floating rate interest                                      1,323,953              6.16%                  31,477
       Floating rate interest based on one
         index and receives floating rate
         interest based on another index                              58,585              -                         443
   Interest rate floor agreements                                    160,500              7.00%                  11,107
   Interest rate cap agreements                                            -              -                           -
   Swaptions                                                       1,827,570              4.93%                  10,403


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE K--FINANCIAL INSTRUMENTS (Continued)

Generally, notional amounts indicate the volume of transactions and estimated fair values indicate the amounts subject to credit risk.

Activities with respect to the notional amounts are summarized as follows (in thousands):

                                             Beginning                                                                End
                                              of Year        Additions        Maturities       Terminations         of Year
1997:

   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $       798,058  $      144,011  $        91,858  $         24,900   $       825,311
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                      1,442,538       1,263,016          955,900            15,000         1,734,654
   Interest rate floor agreements                 160,500               -                -                 -           160,500
   Swaptions                                    1,827,570               -                -             1,540         1,826,030
   Other                                                -           4,466                -                 -             4,466
                                          ---------------  --------------  ---------------  ----------------   ---------------

                                          $     4,228,666  $    1,411,493  $     1,047,758  $         41,440   $     4,550,961
                                          ===============  ==============  ===============  ================   ===============
1996:

   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $       350,173  $      516,497  $        53,554  $         15,058   $       798,058
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                      1,034,678       1,411,285          902,225           101,200         1,442,538
   Interest rate floor agreements                 160,500               -                -                 -           160,500
   Interest rate cap agreements                   250,000               -          250,000                 -                 -
   Swaptions                                    1,117,140         820,000          109,570                 -         1,827,570
                                          ---------------  --------------  ---------------  ----------------   ---------------

                                          $     2,912,491  $    2,747,782  $     1,315,349  $        116,258   $     4,228,666
                                          ===============  ==============  ===============  ================   ===============
1995:

   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $       184,777  $      246,791  $        59,948  $         21,447   $       350,173
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                        501,545       1,023,910          460,777            30,000         1,034,678
   Interest rate floor agreements                 160,500               -                -                 -           160,500
   Interest rate cap agreements                   100,000         250,000          100,000                 -           250,000
                                                        -       1,117,140                -                 -         1,117,140
                                          ---------------  --------------  ---------------  ----------------   ---------------

                                          $       946,822  $    2,637,841  $       620,725  $         51,447   $     2,912,491
                                          ===============  ==============  ===============  ================   ===============


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARY

December 31, 1997


NOTE K--FINANCIAL INSTRUMENTS (Continued)

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, derivatives, fixed maturities, mortgage loans on real estate and reinsurance recoverables. The Company places its temporary cash investments and enters into derivative transactions with high credit quality financial institutions. Concentrations of credit risk with respect to investments in fixed maturities and mortgage loans on real estate are limited due to the large number of such investments and their dispersion across many different industries and geographic areas. The Company places reinsurance with only highly rated insurance companies. At December 31, 1997, the Company had no significant concentration of credit risk.

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements:

          All required financial statements are included in Parts A and B of this Registration Statement.

     (b)  Exhibits:


(1) Resolutions of Board of Directors of Transamerica Life Insurance and Annuity Company (the "Company") authorizing the creation of Separate Account VA-7 (the "Separate Account"). 1/

         (2) Not Applicable.

(3) Form of Underwriting Agreement between the Company, the Separate Account and Transamerica Securities Sales Corporation. 1/

         (4) Forms of Flexible Premium Deferred Variable Annuity Contracts.
           A) Form of Flexible Premium Deferred Variable Annuity Contract for Transamerica Bounty Variable Annuity. Guaranteed Minimum Death Benefit Rider
           and Guaranteed Minimum Income Rider. 1/


             (5) Form of Application for Flexible Premium Variable Annuity. 1/

(6) (a) Articles of Incorporation of Transamerica Life Insurance and Annuity Company. 1/

(b) By-Laws of Transamerica Life Insurance and Annuity Company. 1/

              (7) Not Applicable.

              (8) Form of Participation Agreements.
                   (a) re The Alger American Fund 1
                   (b) re Alliance Variable Products Series Fund, Inc. 1
                   (c) re Dreyfus Variable Investment Fund 1
                   (d) re Janus Aspen Series 1
                   (e) re MFS Variable Insurance Trust 1
                   (f) re Morgan Stanley Universal Funds, Inc. 1
                   (g) re OCC Accumulation Trust 1
                   (h) re Transamerica Variable Insurance Fund, Inc. 1

          (9) Opinion and Consent of Counsel. 1/

          (10)      (a)  Consent of Counsel.

                     (b)  Consent of Independent Auditors. 1

          (11) No financial statements are omitted from Item 23.

         (12)      Not Applicable.

          (13)      Performance Data Calculations. 2/

         (14)      Not Applicable.

            (15)      Powers of Attorney. 1

----------------------------

1/       Filed herewith.
2/ To be filed by subsequent Pre-Effective Amendment.


Items 25.  Directors and Officers of the Depositor.

     The names of Directors and Executive Officers of the Company, their positions and offices with the Company, and their other affiliations are as follows. The address of Directors and Executive Officers is 1150 South Olive Street, Los Angeles, California 90015-2211, unless indicated by asterisk.

List of Directors of Transamerica Life Insurance and Annuity Company

Robert Abeles              Richard N. Latzer
Thomas J. Cusack           Karen MacDonald
James W. Dederer           Gary U. Rolle'
Richard H. Finn            Paul E. Rutledge III
George A. Foegele          T. Desmond Sugrue
David E. Gooding  Bruce A. Turkstra
Edgar H. Grubb             Nooruddin Veerjee
Frank C. Herringer         Robert A. Watson

List of Officers for Transamerica Life Insurance and Annuity Company

Thomas J. Cusack                    Chairman
Paul E. Rutledge III                President - Reinsurance Division
Nooruddin S. Veerjee FSA            President
Bruce A. Turkstra         Executive Vice President and Chief Information Officer
Robert Abeles             Executive Vice President and Chief Financial Officer
James W. Dederer CLU                General Counsel and Secretary
Nicki Bair FSA                       Senior Vice President
Roy Chong-Kit                       Senior Vice President and Chief Actuary
Bruce Clark                                 Senior Vice President
Karen MacDonald                      Senior Vice President and Corporate Actuary
John O. Myers                       Senior Vice President
Larry H. Roy                        Senior Vice President
William R. Wellnitz FSA             Senior Vice President and Actuary
Richard N. Latzer                   Chief Investment Officer
Gary U. Rolle' CFA                  Chief Investment Officer
Stephen J. Ahearn                    Investment Officer
Glen. E. Bickerstaff                Investment Officer
John M. Casparian                      Investment Officer
Heather E. Creeden                    Investment Officer
Colin Funai                          Investment Officer
William L. Griffin                  Investment Officer
Sharon K. Kilmer                         Investment Officer
Matthew W. Kuhns                      Investment Officer
Lyman Lokken                          Investment Officer
Michael G. Luongo                       Investment Officer
Matthew A. Palmer          Investment Officer
Thomas C. Pokorski                      Investment Officer
Susan A. Silbert                         Investment Officer
Philip W. Treick                     Investment Officer
Jeffrey S. Van Harte                    Investment Officer
Paul Wintermute                       Investment Officer
Lawrence M. Agin FSA                   Vice President & Associate Actuary
Michael Barnhart  Regional          Vice President
Frank Beardsley                          Vice President
Marsha Blackman                        Vice President
Nancy Blozis                        Vice President and Controller
Jim Bowman                          Vice President
Rose Ann Bremser                     Vice President
David Chernow                         Vice President
Matt Coben                          Vice President
Catherine Collinson                 Vice President
John Dohmen                         Vice President
Thomas P. Dolan                     Vice President
J. Peter Donlon                     Vice President
Harry Dunn                          Vice President
Paul Hankowitz MD                       Vice President & Chief Medical Director
Meheriar Hasan                       Vice President
Phoebe Huang                        Vice President
Zahid Hussain                       Vice President and Associate Actuary
Ahmad Kamil                          Vice President & Associate Actuary
Michael Kappos                      Vice President
Ken Kilbane                         Vice President
Richard Lau                         Vice President
Carl Macero                Vice President and Chief Reinsurance Underwriter
Maureen McCarthy                    Vice President
Philip McHale                       Vice President and Chief Underwriter
Vic Modugno                           Vice President & Associate Actuary
Paul L. Norris FSA                  Vice President & Actuary
Thomas P. O'Neill                    Vice President
Alison B. Pettingall                        Vice President
Donald P. Radisich                  Vice President
William N. Scott FLMI                  Vice President
Christina Stiver                    Vice President
Karen Stout                           Vice President
James O. Strand                        Vice President
Alice Su                                    Vice President
Bill Tate                                   Vice President
Colleen Vandermark                  Vice President
Richard L. Weinstein FSA            Vice President & Associate Actuary
Timothy Weis                        Vice President
Ronald Wolfe                        Regional Vice President
Sally S. Yamada CPA, FLMI           Vice President & Treasurer
Sandra Bailey-Whichard              Second Vice President
Daniel J. Bohmfalk                  Second Vice President and Associate Actuary
Barry Buner                         Second Vice President
Reid A. Evers               Second Vice President & Assistant General Counsel
David Fairhall FSA                   Second Vice President & Associate Actuary
Toni Forge                          Second Vice President
Sharon Haley                        Second Vice President
Andrew G. Kanelos          Second Vice President
Karin Kemenes                          Second Vice President
Catherine A. Lenton                 Second Vice President
Liwen Lien                          Second Vice President
Danny Mahoney                       Second Vice President
Clay Moye                           Second Vice President
Daniel A. Norwick          Second Vice President
Paul W. Reisz                       Second Vice President
Beverly Rockecharlie                Second Vice President
Frank Snyder                        Second Vice President
Michael Stein                       Second Vice President
Suzette Stover-Hoyt               Second Vice President and Assistant Secretary
Boning Tong                         Second Vice President and Associate Actuary
Emily Urbano                         Second Vice President
Joan Ward                           Second Vice President
Aldo Davanzo                        Assitant Secretary
Kamran Haghighi                     Tax Officer
Kim A. Tursky                       Assistant Secretary
Virginia M. Wilson                   Controller
James Wolfenden                     Statement Officer

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     Registrant is a separate account of Transamerica Life Insurance and Annuity Company, is controlled by the Contract Owners, and is not controlled by or under common control with any other person. The Depositor, Transamerica Life Insurance and Annuity Company, is wholly owned by Transamerica Occidental Life Insurance Company, which is wholly owned by Transamerica Insurance Corporation of California (Transamerica-California). Transamerica-California may be deemed to be controlled by its parent, Transamerica Corporation.

     The following chart indicates the persons controlled by or under common control with Transamerica.


                     TRANSAMERICA CORPORATION AND SUBSIDIARIES
                      WITH STATE OR COUNTRY OF INCORPORATION
Transamerica Corporation - DE
      ARC Reinsurance Corporation - HI
         Transamerica Management, Inc. - DE
            Criterion Investment Management Company - TX
      Inter-America Corporation - CA
      Mortgage Corporation of America - CA
      Pyramid Insurance Company, Ltd. - HI
         Pacific Cable Ltd. - Bmda.
            TC Cable, Inc. - DE
      RTI Holdings, Inc. - DE
      Transamerica Airlines, Inc. - DE
      Transamerica Business Technologies Corporation - DE
      Transamerica CBO I, Inc. - DE
      Transamerica Corporation (Oregon) - OR
      Transamerica Delaware, L.P. - DE
      Transamerica Finance Corporation - DE
         TA Leasing Holding Co., Inc. - DE
            Trans Ocean Ltd. - DE
               Trans Ocean Container Corp. - DE
                  SpaceWise Inc. - DE
                  TOD Liquidating Corp. - CA
                  TOL S.R.L. - Itl.
                  Trans Ocean Container Finance Corp. - DE
                  Trans Ocean Leasing Deutschland GmbH - Ger.
                  Trans Ocean Leasing PTY Limited - Aust.
                  Trans Ocean Management Corporation - CA
                  Trans Ocean Management S.A. - SWTZ
                  Trans Ocean Regional Corporate Holdings - CA
                  Trans Ocean Tank Services Corporation - DE
            Transamerica Leasing Inc. - DE
               Better Asset Management Company LLC - DE
               Transamerica Leasing Holdings Inc. - DE
                  Greybox Logistics Services Inc. - DE
                  Greybox L.L.C. - DE
                     Transamerica Trailer Leasing S.N.C. - Fra.
                  Greybox Services Limited - U.K.
                  Intermodal Equipment, Inc. - DE
                     Transamerica Leasing N.V. - Belg.
                     Transamerica Leasing SRL - Itl.
                  Transamerica Distribution Services Inc. - DE
                  Transamerica Leasing Coordination Center - Belg.
                  Transamerica Leasing do Brasil Ltda. - Braz.
                  Transamerica Leasing GmbH - Ger.
                  Transamerica Leasing Limited - U.K.
                     ICS Terminals (UK) Limited - U.K.
                  Transamerica Leasing Pty. Ltd. - Aust.
                  Transamerica Leasing (Canada) Inc. - Can.
                  Transamerica Leasing (HK) Ltd. - H.K.
                  Transamerica Leasing (Proprietary) Limited - S.Afr. Transamerica Tank Container Leasing Pty. Limited - Aust. Transamerica Trailer Holdings I Inc. - DE
                  Transamerica Trailer Holdings II Inc. - DE
                  Transamerica Trailer Holdings III Inc. - DE
                  Transamerica Trailer Leasing AB - Swed.
                  Transamerica Trailer Leasing AG - SWTZ
                  Transamerica Trailer Leasing A/S - Denmk.
                  Transamerica Trailer Leasing GmbH - Ger.
                  Transamerica Trailer Leasing (Belgium) N.V. - Belg. Transamerica Trailer Leasing (Netherlands) B.V. - Neth. Transamerica Trailer Spain S.A. - Spn.
                  Transamerica Transport Inc. - NJ
         Transamerica Commercial Finance Corporation, I - DE
            BWAC Credit Corporation - DE
            BWAC International Corporation - DE
            BWAC Twelve, Inc. - DE
               TIFCO Lending Corporation - IL
               Transamerica Insurance Finance Corporation - MD
                  Transamerica Insurance Finance Company (Europe) - MD Transamerica Insurance Finance Corporation, California - CA Transamerica Insurance Finance Corporation, Canada - ON
            Transamerica Business Credit Corporation - DE
               Direct Capital Equity Investment, Inc. - DE
               TA Air East, Corp. -
               TA Air III, Corp. - DE
               TA Air II, Corp. - DE
               TA Air IV, Corp. - DE
               TA Air I, Corp. - DE
               TBC III, Inc. - DE
               TBC II, Inc. - DE
               TBC IV, Inc. -
               TBC I, Inc. - DE
               TBC Tax III, Inc. -
               TBC Tax II, Inc. -
               TBC Tax IV, Inc. -
               TBC Tax IX, Inc. -
               TBC Tax I, Inc. -
               TBC Tax VIII, Inc. -
               TBC Tax VII, Inc. -
               TBC Tax VI, Inc. -
               TBC Tax V, Inc. -
               TBC Tax XII, Inc. -
               TBC Tax XI, Inc. -
               TBC V, Inc. -
               The Plain Company - DE
            Transamerica Distribution Finance Corporation - DE
               Transamerica Accounts Holding Corporation - DE
               Transamerica Commercial Finance Corporation - DE
                  Inventory Funding Trust - DE
                     Inventory Funding Company, LLC - DE
                  TCF Asset Management Corporation - CO
                  Transamerica Joint Ventures, Inc. - DE
               Transamerica Inventory Finance Corporation - DE
                  BWAC Seventeen, Inc. - DE
                     Transamerica   Commercial  Finance  Canada,  Limited  -  ON
                     Transamerica Commercial Finance Corporation, Canada - Can.
                  BWAC Twenty-One, Inc. - DE
                     Transamerica Commercial Finance Limited - U.K.
                        WFC Polska Sp. Zo.o -
                     Transamerica Commercial Holdings Limited - U.K. Transamerica Commercial Holdings, Inc. -
                        Transamerica Trailer Leasing Limited - NY
                  Transamerica Commercial Finance France S.A. - Fra. Transamerica GmbH Inc. - DE
               Transamerica Retail Financial Services Corporation - DE
                  Transamerica Consumer Finance Holding Company - DE
                     Metropolitan Mortgage Company - FL
                        Easy Yes Mortgage, Inc. - FL
                        Easy Yes Mortgage, Inc. - GA
                        First Florida Appraisal Services, Inc. - FL
                           First Georgia Appraisal Services, Inc. - GA
                        Freedom Tax Services, Inc. - FL
                        J.J. & W. Advertising, Inc. - FL
                        J.J. & W. Realty Corporation - FL
                        Liberty Mortgage Company of Ft. Myers, Inc. - FL Metropolis Mortgage Company - FL
                        Perfect Mortgage Company - FL
                  Whirlpool Financial National Bank - DE
               Transamerica Vendor Financial Services - DE
            Transamerica Distribution Finance Corporation de Mexico -
               Transamerica Corporate Services de Mexico -
            Transamerica Federal Savings Bank -
            Transamerica HomeFirst, Inc. - CA
         Transamerica Home Loan - CA
         Transamerica Lending Company - DE
      Transamerica Financial Products, Inc. - CA
      Transamerica Foundation - CA
      Transamerica Insurance Corporation of California - CA
         Arbor Life Insurance Company - AZ
         Plaza Insurance Sales, Inc. - CA
         Transamerica Advisors, Inc. - CA
         Transamerica Annuity Service Corporation - NM
         Transamerica Financial Resources, Inc. - DE
            Financial Resources Insurance Agency of Texas - TX
            TBK Insurance Agency of Ohio, Inc. - OH
            Transamerica Financial Resources Insurance Agency of Alabama Inc.
 - AL
            Transamerica Financial Resources Insurance Agency of Massachusetts Inc. - MA
         Transamerica International Insurance Services, Inc. - DE
            Home Loans and Finance Ltd. - U.K.
         Transamerica Occidental Life Insurance Company - CA
            NEF Investment Company - CA
            Transamerica China Investments Holdings Limited - H.K.
            Transamerica Life Insurance and Annuity Company - NC
               Transamerica Assurance Company - CO
            Transamerica Life Insurance Company of Canada - Can.
            Transamerica Life Insurance Company of New York - NY
            Transamerica South Park Resources, Inc. - DE
            Transamerica Variable Insurance Fund, Inc. - MD
            USA Administration Services, Inc. - KS
         Transamerica Products, Inc. - CA
            Transamerica Leasing Ventures, Inc. - CA
            Transamerica Products II, Inc. - CA
            Transamerica Products IV, Inc. - CA
            Transamerica Products I, Inc. - CA
         Transamerica Securities Sales Corporation - MD
         Transamerica Service Company - DE
      Transamerica Intellitech, Inc. - DE
      Transamerica International Holdings, Inc. - DE
      Transamerica Investment Services, Inc. - DE
         Transamerica Income Shares, Inc. (managed by TA Investment Services)
 - MD
      Transamerica LP Holdings Corp. - DE
      Transamerica Real Estate Tax Service (A Division of Transamerica Corporation) - N/A
         Transamerica Flood Hazard Certification (A Division of TA Real
Estate Tax Service) - N/A
      Transamerica Realty Services, Inc. - DE
         Bankers Mortgage Company of California - CA
         Pyramid Investment Corporation - DE
         The Gilwell Company - CA
         Transamerica Affordable Housing, Inc. - CA
         Transamerica Minerals Company - CA
         Transamerica Oakmont Corporation - CA
         Ventana Inn, Inc. - CA
      Transamerica Senior Properties, Inc. - DE
         Transamerica Senior Living, Inc. - DE

                     *Designates INACTIVE COMPANIES
                  A Division of Transamerica Corporation
       Limited Partner; Transamerica Corporation is General Partner


Item 27.  Number of Contract Owners
Bounty  None


Item 28.  Indemnification

Transamerica Life Insurance and Annuity Company's Articles of Incorporation provide in Article VIII as follows:

     To the full extent from time to time permitted by law, no person who is serving or who has served as a director of the Corporation shall be personally liable in any action for monetary damages for breach of his or her duty as a director, whether such action is brought by or in the right of the corporation or otherwise. Neither the amendment or repeal of this Article nor inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article to a director of the Corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or arising prior to such amendment, repeal or adoption.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     The directors and officers of Transamerica Life Insurance and Annuity Company are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $95,000,000 for Coverage A and $80,000,000 for Coverage B for the period 11/15/98 to 11/15/2000. Coverage B is subject to a self insured retention of $15,000,000. The primary policy under the program is with CNA Lloyds, Gulf, Chubb and Travelers.

Item 29.  Principal Underwriter

(a) Transamerica Securities Sales Corporation, the principal underwriter, is also the underwriter for: Transamerica Investors, Inc.; Transamerica Variable Insurance Fund, Inc.; Transamerica Occidental Life Insurance Company's Separate
Accounts: VA-2; VA-2L; VA-2NL; VA-2NLNY; VA-5; and VA-5NLNY and VL; Transamerica Life Insurance and Annuity Company's Separate Accounts VA-1. The Underwriter is wholly-owned by Transamerica Insurance Corporation of California.

     (b) The following table furnishes information with respect to each director and officer of the principal Underwriter currently distributing securities of the registrant:

     Barbara Kelley      Director & President
     Regina Fink         Director & Secretary
     Nooruddin Veerjee   Director
     Dan Trivers         Senior Vice President
     Nicki Bair          Vice President
     Chris Shaw          Second Vice President
     Ben Tang       Treasurer

(c)  The  following  table  lists  the  amounts  of  commissions   paid  to  the
co-underwriter during the last fiscal year.

Name of
Principal                   Net Underwriting                   Compensation on      Brokerage
Underwriter              Discounts & Commission                   Redemption      Commissions       Compensation

TSSC                                0                                  0                0                 0

Item 30.  Location of Accounts and Records

     Physical possession of each account, book, or other document required to be maintained is kept at the Company's offices at 101401 North Tryon Street, Charlotte, North Carolina 28202.

Item 31.  Management Services

     Not applicable.

Item 32.  Undertakings

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.


     (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

     (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

    (d) Transamerica hereby represents that the fees and the charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Transamerica Life Insurance and Annuity Company has caused this Registration Statement to be signed on its behalf by the undersigned in the City of Los Angeles, State of California on the _____ day of June, 1998.

                            SEPARATE ACCOUNT VA-6 OF
                           TRANSAMERICA LIFE INSURANCE
                               AND ANNUITY COMPANY
                                  (REGISTRANT)

                           TRANSAMERICA LIFE INSURANCE
                               AND ANNUITY COMPANY
                                   (DEPOSITOR)


                                        ----------------------------------
                        David M. Goldstein Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed below on June ____, 1998 by the following persons or by their duly appointed attorney-in-fact in the capacities specified:

Signatures                          Titles                           Date

______________________*       Director and President               June 23, 1998
Nooruddin S. Veerjee

______________________*       Director, Executive Vice President,
Robert Abeles                       and Chief Financial Officer    June 23, 1998

______________________*          Director  and Chairman     June 23, 1998
Thomas J. Cusack

______________________*       Director            June 23, 1998
James W. Dederer

______________________*       Director            June 23, 1998
Richard H. Finn

______________________*    Director               June 23, 1998
George A. Foegele

______________________*       Director            June 23, 1998
David E. Gooding

______________________*       Director            June 23, 1998
Edgar H. Grubb

______________________*       Director            June 23, 1998
Frank C. Herringer

______________________*       Director            June 23, 1998
Richard N. Latzer

______________________*       Director            June 23, 1998
Karen MacDonald

______________________*       Director            June 23, 1998
Gary U. Rolle'

______________________*    Director               June 23, 1998
Paul E. Rutledge III

______________________*       Director            June 23, 1998
T. Desmond Sugrue

______________________*        Director           June 23, 1998
Bruce A. Turkstra

______________________*       Director            June 23, 1998
Robert A. Watson


_________________________     On June ______, 1998 as Attorney-in-Fact pursuant
*By: David M. Goldstein           to powers of attorney filed herewith.

Exhibit List

                (1) Resolution authorizing Separate Account VA-7

                (3) Underwriting Agreement between TALIAC & TSSC

                (4) Contract and Riders

                (5) Application

                (6)(a) Articles of Incorporation

                (6)(b) By-laws

                (8) Participation Agreements with Underlying Funds

                (9) Opinion and Consent of Counsel

                (10)(b) Ernst & Young Consent

                (15) Powers of Attorney (TALIAC)

(1)  Resolution authorizing Separate Account VA-7

                             SEPARATE ACCOUNTS
              TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

     WHEREAS, this Corporation, as a domestic California insurance company, adopted resolutions authorizing its proper officers to enter into, make, perform and carry out contracts and to establish any number of separate accounts, without further action or approval by this Board of Directors, pursuant to
Section 10506 of the California Insurance Code;

     WHEREAS, this Corporation was redomesticated in North Carolina on November 6, 1994, and pursuant to that redomestication, has continued to conduct its business pursuant to North Carolina laws; and

     WHEREAS, this Corporation desires reaffirm its intention to continue entering into variable contracts and establishing separate accounts, including those for which registration with the SEC may be appropriate, without further action or approval by the Board, pursuant to Section 58-7-95 of the North Carolina Insurance Code;

     THEREFORE IT IS RESOLVED, that this Corporation reaffirms that its proper officers, be and hereby are authorized (1) to enter into, make, perform and carry out contracts of every sort and kind which may be necessary, suitable or convenient to the conduct of business pursuant to Section 58-7-95 of the North Carolina Insurance Code, which permits a life insurance company to establish one or more separate accounts and to allocate these separate accounts amounts that are received or retained in connections with variable contracts; and (2) to do all and everything necessary, suitable or convenient to the conduct of such business, including any act or thing incidental to, or growing out of, or connected with the conduct of such business and further including, but not limited to, the power to establish new separate accounts, both pooled and non-pooled, without further action or approval by this Board of Directors; and

     FURTHER RESOLVED, that 1) the income, if any, and gains and losses, realized and unrealized, from assets allocated to each such separate account shall be credited to or charged against the account without regard to other income, gains or losses of the Company; and 2) if and to the extent so provided under the applicable contract, that portion of the assets of any such separate account equal to the reserves and other contract liabilities with respect to such account shall not be chargeable with liabilities rising out of any other business that Company may conduct.

     FURTHER RESOLVED, that the proper officers are authorized to take all necessary and appropriate actions in order to effectuate the offering and sales of variable contracts, including preparing, executing and/or filing all necessary papers and documents including, but not limited to, registration statements and applications for exemption, and amendments thereto, with the Securities and Exchange Commission and/or other appropriate regulators and government agencies.

Exhibit (3) Underwriting Agreement between TALIAC and TSSC

Exhibit (3)
Form of Underwriting Agreement

                      DISTRIBUTION AGREEMENT BETWEEN
              TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
          AND TRANSAMERICA SECURITIES SALES CORPORATION


     This Agreement (the "Agreement") made as of this 1st day of August, 1997, by and between TRANSAMERICA INSURANCE SECURITIES SALES CORPORATION (the "Distributor"), a corporation organized and existing under the laws of the State of Maryland with its principal place of business in Los Angeles, California, and TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY (the "Company"), an insurance company organized and existing under the laws of the State of North Carolina with its principal place of business in Charlotte, North Carolina, for itself and on behalf of certain of its separate accounts.

                            W I T N E S S E T H

     WHEREAS, the Company may establish and maintain a class or classes of variable insurance contracts as set forth on Schedule 1 to this Agreement, as may be amend from time to time in accordance with Section 18 of this Agreement, and including any riders to such contracts and any other contract offered in connection therewith (collectively the "Contracts") (A "class of Contracts" shall mean those Contracts issued by the Company on the same policy form or forms and covered by the same Registration Statement.); and

     WHEREAS, the Distributor, a wholly-owned subsidiary of Transamerica Insurance Corporation of California, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"); and

     WHEREAS, the parties desire to have the Distributor act as the principal underwriter for and in connection with the sale of the Contracts to the public and assume full responsibility for the securities activities of each "associated person" (as that term is defined in Section 3(a)(18) of the 1934 Act) of the Distributor, including each associated person of the Distributor engaged in the offer and sale of the Contracts (a "Representative"); and

     WHEREAS, the Distributor and the Company acknowledge that the Company is best suited to provide certain administrative functions in connection with the Contracts, subject at all times to the control and direction of the Distributor with respect to the broker-dealer operations;

     NOW, THEREFORE, in consideration of the mutual promises and undertakings herein contained, the Distributor and the Company agree as follows:

     1.   Definitions
          a. Fund -- An investment company serving as the funding medium for any Contracts, specified in Schedule 2 to this Agreement as in effect at the time this Agreement is executed, and such other investment companies that may be added to Schedule 2 from time to time in accordance with Section 18 of this Agreement.
          b. Intermediary Distributors -- A person registered as a broker-dealer and licensed as a life insurance agent or affiliated with a person so licensed, and authorized to distribute the Contracts pursuant to a sales agreement as provided for in Section 2 of this Agreement (the "Sales Agreement").
          c. Separate Account -- Each separate account of the Company specified on Schedule 3 to this Agreement as in effect at the time this Agreement is executed, and such other separate accounts of the Company that may be added to Schedule 3 from time to time in accordance with Section 18 of this Agreement, each of which will be approved by the Commissioner of Insurance of the State of California under Section 10506 of the California Insurance Code.

     2. Distribution Duties and Responsibilities. The Distributor shall act as principal underwriter for the Contracts in connection with their sale during the term of this Agreement in each state or other jurisdiction where they may legally be sold (the "Territory"). The Distributor is authorized to solicit applications for the Contracts ("Applications") directly from customers and prospective customers in the Territory and to select all persons who will be authorized to engage in solicitation activities with respect to the Contracts. Such selection activity shall include the recruitment and appointment of third parties to act as distributors. In turn such third parties may be authorized as Intermediary Distributors to engage in solicitation activities, including the solicitation of Applications directly from customers and prospective customers in the Territory and/or as Intermediary Distributors to recruit other third parties to act as Intermediary Distributors, in each case as the Company and the Distributor shall agree to. The Distributor shall enter into separate written Sales Agreements with each such Intermediary Distributor. Such Sales Agreements will be substantially in the form attached to this Agreement as Exhibit A, but may include such additional or alternative terms and conditions that are not otherwise inconsistent with this Agreement, subject to the Company's review and prior written consent (which may be given by facsimile), which consent will not be unreasonably withheld, and which will be deemed to have been given if the Company has not responded in writing (by facsimile or otherwise) within 10 calendar days. The Distributor will provide the Company with a profile on each Intermediary Distributor. The Distributor shall use its best efforts to market the Contracts actively, both directly and through Intermediary Distributors.
     The Distributor shall have the power and authority to select and recommend Representatives of the Distributor, and to authorize an Intermediary Distributor to select and recommend representatives of such Intermediary Distributor (the "Intermediary's Representatives"), for appointment as agents of the Company, and only such Representatives and Intermediary's Representatives shall become agents of the Company with authority to engage in solicitation activities with respect to the Contracts. The Distributor shall be solely responsible for background investigations of its Representatives to determine their qualifications, good character and moral fitness to sell the Contracts, and pursuant to the Sales Agreement, each Intermediary Distributor shall be solely responsible for background investigations of its Intermediary's Representatives to determine their qualifications, good character and moral fitness to sell the Contracts. The Company shall appoint in the appropriate states or jurisdictions such selected and recommended agents, provided that the Company reserves the right, which right shall not be exercised unreasonably, to refuse to appoint as agent any Representative or Intermediary's Representative, or, once appointed, to terminate the same at any time with or without cause. No other individuals, persons or entities, other than affiliates of the Company, shall have authority to engage in solicitation activities with respect to the Contracts, without the express prior written consent of the Distributor.
     The Distributor shall at all times be an independent contractor, and shall be under no obligation to produce any particular amount of sales of the Contracts. Anything in this Agreement to the contrary notwithstanding, the Company retains ultimate responsibility for the direction and control of the services provided under this Agreement, and the ultimate right to control the sale of the Contracts, including the right to suspend sales in any jurisdiction or jurisdictions, to appoint and discharge agents of the Company, or to refuse to sell a Contract to any applicant for purchase of a Contract (an "Applicant") for any reason whatsoever. The Distributor and the Distributor's Representatives shall not have the authority, and shall not grant the authority to Intermediary Distributors or the Intermediary's Representatives, on behalf of the Company: to make, alter or discharge any Contract or other contract entered into pursuant to a Contract; to waive any Contract forfeiture provision; to extend the time of paying any premium on the Contracts; or to receive any monies or premiums (except for the sole purpose of forwarding such monies or premiums to the Company). The Distributor shall not possess or exercise any authority on behalf of the Company other than that expressly conferred upon the Distributor by this Agreement.

     3. Filings, Marketing Materials and Representatives. The Distributor will assume full responsibility for the securities activities of its Representatives, and, similarly, each Intermediary Distributor shall assume, pursuant to the Sales Agreement, full responsibility for the Intermediary's Representatives' securities activities, including compliance with the NASD Rules of Fair Practice and any applicable state securities laws and regulations. The Distributor, either directly or indirectly through the Company as its agent, shall: (a) make timely filings with the SEC, the NASD, and any other appropriate securities regulatory authorities of any advertisements, sales literature, or other materials relating to the Contracts, as required by law or regulation to be filed; (b) make available to the Company for approval copies of all agreements and other written plans and documents relating to the sale of the Contracts, and shall, if necessary, submit such agreements and other plans and documents to the appropriate securities regulatory authorities for approval prior to their use;
(c) assist its Representatives in their efforts to prepare themselves to pass any and all applicable NASD and state insurance qualification examinations; (d) register its Representatives with the NASD and any other appropriate securities regulatory authorities; and (e) supervise and control their Representatives in the performance of their selling activities. The Intermediary Distributors, pursuant to each Sales Agreement, shall have similar responsibilities with regard to the assistance, registration, supervision and control of the Intermediary's Representatives. In connection with obtaining the clearances of the appropriate regulatory authorities, the parties agree to use their best efforts to obtain such clearances as expeditiously as possible, and shall not use any sales material, plan, or other agreement in any jurisdiction unless the appropriate filings have been made and approvals obtained that are necessary to make their use proper and legal therein.
     The Distributor will take reasonable steps to ensure that the Representatives do not make any recommendations to Applicants for the purchase of a Contract(s) in the absence of reasonable grounds to believe that the purchase of such Contracts is suitable for the Applicants. Determinations of suitability will be based on various types of information including, but not limited to, information furnished to a Representative by an Applicant after reasonable inquiry by the Representative concerning the Applicant's insurance and investment objectives, financial situation, and needs, including the likelihood that the Applicant will be financially able to make sufficient premium payments to derive the benefits from the Contracts. Likewise, pursuant to each Sales Agreement, each Intermediary Distributor shall take reasonable steps to ensure that the Intermediary's Representatives do not make any recommendations to any Applicant in the absence of reasonable grounds to believe that the purchase of such Contracts is suitable for the Applicant, with determinations of suitability based upon the factors set forth immediately above.
     The Distributor will not encourage a prospective Applicant to surrender or exchange an insurance contract in order to purchase a Contract, nor will the Distributor encourage any existing holder of a Contract (a "Contractholder") to surrender or exchange a Contract in order to purchase another insurance contract. Likewise, each Intermediary Distributor, pursuant to each Sales Agreement with the Distributor, shall not encourage a prospective Applicant to surrender or exchange an insurance contract in order to purchase a Contract, nor encourage any Contractholder to surrender or exchange a Contract in order to purchase another insurance contract. The obligations under this paragraph are subject to applicable NASD Rules of Fair Practice and any other applicable laws, regulations and regulatory guidelines.
     The Distributor and each Intermediary Distributor, pursuant to each Sales Agreement, each shall take reasonable steps to ensure that their respective Representatives or Intermediary's Representatives do not use any advertisement, sales literature, or other promotional material which has not been specifically approved in advance by the Company; and the Company, as agent for the Distributor, shall be responsible for filing such items, as necessary, with the SEC, the NASD, and any other appropriate securities regulatory authorities, and, where necessary, shall obtain the approvals of such authorities. No associated person, either of the Distributor or of any Intermediary Distributor, shall, in connection with the offer and sale of the Contracts, make any representation or communicate any information regarding the Contracts or the Company, which is not inconsistent with (i) materials approved by the Company for distribution to the public, or (ii) a current prospectus relating to the Contracts, or (iii) the then effective registration statements under the Securities Act of 1933 (the "1933 Act") for the Contracts.

     4. Offer, Sale and Acceptance of Applications. The Company will undertake to appoint the Representatives and Intermediary's Representatives as life insurance agents of the Company, and will be responsible for ensuring that only agents properly qualified under the insurance laws of all relevant jurisdictions will engage in the offer and sale of the Contracts. Completed Applications shall be transmitted directly to the Company for acceptance or rejection by the Company in its sole discretion, in accordance with its insurance underwriting and selection rules. Initial and subsequent premium payments under the Contracts shall be made payable to the Company, and when such payments are received by a Representative or Intermediary's Representative they shall be held in a fiduciary capacity and forwarded promptly, and in any event not later than two business days, in full to the Company. All such premium payments, whether by check, money order or wire, shall be the property of the Company.

     5. Undertakings. The Distributor, in order to discharge its duties under this Agreement, may designate certain employees of the Company to become limited or general securities principals of the Distributor, and the Company will use its best efforts to ensure the cooperation of such employees. These individuals will perform various functions on behalf of the Distributor, including, but not limited to, supervision of the securities sales activities of the Representatives and enforcement of the compliance rules and procedures of the Distributor. All books and records relating to the Distributor's operations shall: (a) be maintained and preserved by the Company as agent for the Distributor, in conformity with the requirements of SEC Rules 17a-3 and 17a-4 under the 1934 Act; (b) be and remain the property of the Distributor; and (c) be at all times subject to inspection by the SEC and the NASD in accordance with
Section 17(a) of the 1934 Act.
     The Distributor will fully cooperate with the Company in executing such papers and performing such acts as may be reasonably requested by the Company from time to time for the purpose of: (a) maintaining the registration of the Contracts under the 1933 Act, and of the Separate Account(s) under the Investment Company Act of 1940 (the "1940 Act"); and (b) maintaining the qualification of the Contracts for sale under applicable state laws.
     Upon the completion of each transaction relating to the Contracts for which a confirmation is legally required, the Company shall, acting as agent of the Distributor, send a written confirmation of such transaction to the customer.

     6. Servicing of the Contracts. The Company shall provide all necessary insurance operations, including such actuarial, financial, statistical, premium billing and collection, accounting, data processing, and investment services as may be required with respect to the Contracts. In addition to these services, or other services provided hereunder, the Company shall provide such executive, legal, clerical, and other personnel related services as may be required to carry out the Company's obligations under this Agreement, including its obligation to perform certain functions on behalf of the Distributor.

     7. Recordkeeping. The Company shall provide recordkeeping and general office administration services incidental to or necessary for the proper performance of the services to be performed by the Company and, to the extent the Distributor does not elect to perform said recordkeeping and administration functions, the Distributor in accordance with this Agreement. In addition, the Company shall maintain all book and records relating to the Contracts, which materials will be available to the Distributor (to the extent that they relate to the broker-dealer operations) and to the appropriate regulatory authorities upon request.
     All books, accounts, and records of the Company and the Distributor as may pertain to the Contracts and this Agreement shall be maintained so as to clearly and accurately disclose the nature and details of all Contract transactions and all other transactions relating to this Agreement. The Company shall own and control all records pertinent to its variable insurance products operations that are maintained by the Distributor under this Agreement, and in the event this Agreement is terminated for any reason, all such records shall promptly be returned to the Company without charge, free from any claim or retention of rights of the Distributor.

     8. Confidentiality. The Distributor shall keep confidential any information obtained pursuant to this Agreement, and shall disclose such information only if the Company has authorized such disclosure, or if such disclosure is expressly required by the appropriate federal or state regulatory authorities.

     9. Expenses and Fees. The Company shall pay commissions to the Distributor on premiums paid under all Contracts sold pursuant to this Agreement and any Sales Agreements entered into pursuant to Section 2 of this Agreement. The Company shall, in connection with the sale of the Contracts, pay all amounts, including sales commissions, owed by the Distributor to the Representatives or Intermediary Distributors. The Distributor shall be responsible for all tax reporting information which the Distributor is required to provide under applicable tax law to its agents, Representatives or employees with respect to the Contracts.
     The Company shall pay, or cause another person to pay, all expenses related to: (a) registering the Distributor's associated persons with the NASD and all other appropriate securities regulatory authorities; (b) preparing the Distributor's associated persons to pass the applicable NASD and state qualification examinations; (c) preparing and distributing all prospectuses (including all amendments and supplements thereto), Contracts, notices, confirmations, periodic reports, proxy solicitation materials, sales literature and advertising relating to the sale of the Contracts; and (d) ensuring compliance with all applicable insurance and securities laws and regulations relating to the registration of the Contracts and the activities of the Representatives in connection with the offer and sale of the Contracts. Except as otherwise indicated herein, or by written agreement of the parties, the Company shall pay, or cause another person to pay, all expenses resulting from this Agreement.

     10. Dual Interests. It is understood that any shareholder, director, officer, employee, or agent of the Distributor, or of any organization affiliated with the Distributor, or of any organization which the Distributor may have an interest, or of any organization which may have an interest in the Distributor may be a Contractholder; and that the existence of any such dual interest shall not affect the validity thereof or the validity of any transaction hereunder except as may be otherwise provided in the articles of incorporation or by-laws of the Distributor, or by the specific provisions of applicable law. For the purpose of this Section 10, the term "affiliated person" shall have the same definition as set forth in the 1940 Act subject, however, to such exemptions as may be granted pursuant to the 1940 Act.

     11. Customer Claims. The Company shall provide all services relating to claims made under the Contracts, including investigation, adjustment, and defense of claims, and shall make all payments relating to the Contracts, including payments representing claims, Contract loans, full and partial surrenders, and amounts paid under Contract settlement options. The Company shall retain ultimate authority for adjustments and claim payments, which payments shall be final and conclusive.

     12. Cooperation Regarding Investigations and Proceedings. The Distributor and the Company agree to fully cooperate with each other in any insurance regulatory examination, investigation, or proceeding, or in any judicial proceeding arising in connection with the Contracts distributed under this Agreement. The Distributor and the Company further agree to fully cooperate with each other in any securities regulatory examination, investigation, or proceeding, or in any judicial proceeding with respect to the Company, the Distributor, their affiliates and agents, or representatives, to the extent that such examination, investigation, or proceeding is in connection with Contracts distributed under this Agreement. The Distributor shall, upon request by the appropriate federal and state regulatory authorities, furnish such authorities with any information or reports in connection with the Distributor's services under this Agreement.

     13.  Sharing of  Information.  Each party hereto will  promptly  advise the other of: (a) any action taken by the SEC, the NASD, or other regulatory authorities, of which it has knowledge, affecting the registration or qualification of the Contracts, or the right to offer the Contracts for sale; and (b) the happening of any event which makes untrue any statement contained in the registration statements or prospectus, or which requires the making of any change in the registration statements or prospectus in order to make the statements therein not misleading.

     14.  Indemnification.
          a. The Company. The Company shall indemnify and hold harmless the Distributor and each person who controls or is associated with the Distributor within the meaning of such terms under the federal securities laws, and any officer, director, employee or agent of the foregoing, against any and all losses, claims, damages or liabilities, joint or several (including any investigative, legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of any action, suit or proceeding or any claim asserted), to which the Distributor and/or any such person may become subject, under any statute or regulation, any NASD rule or interpretation, at common law or otherwise, insofar as such losses, claims, damages or liabilities
               (i) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a materials fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made, contained in any (A) registration statement or in any prospectus; or (B) a blue-sky application or other document executed by the Company specifically for the purpose of qualifying any or all of the Contracts for sale under the securities laws of any jurisdiction; provided that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement or alleged untrue statement or omission or alleged omission:
          (A) made in reliance upon information furnished in writing to the Company by the Distributor specifically for use in the preparation of any registration statement or any such blue-sky application or any amendment thereof or supplement thereto; or (B) contained in any registration statement, or any post-effective amendment thereto which becomes effective, filed by a Fund with the SEC relating to shares of such Fund (the "Shares"), including any financial statements included in, or any exhibit to, such registration statement or post-effective amendment, any prospectus of a Fund relating to the Shares either contained in any such registration statement or post-effective amendment or filed pursuant to Rule 497(c) or Rule 497(e) under the 1933 Act, any blue-sky application or other document executed by a Fund specifically for the purpose of qualifying any or all of the shares of such Fund for sale under the securities laws of any jurisdiction or any promotional, sales or advertising material or written information relating to the Shares authorized by a Fund; or
               (ii) result because of the terms of any Contract or because of any breach by the Company of any provision of this Agreement or of any Contract or which proximately result from any activities of the Company's officers, directors, employees or agents or their failure to take any action in connection with the sale, processing or administration of the Contracts. This indemnification agreement shall be in addition to any liability that the Company may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision if such loss, claim, damage or liability is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the person seeking indemnification.
          b. The Distributor. The Distributor shall indemnify and hold harmless the Company and each person who controls or is associated with the Company within the meaning of such terms under the federal securities laws, and any officer, director, employee or agent of the foregoing, against any and all losses, claims, damages or liabilities, joint or several (including any investigative, legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of any action, suit or proceeding or any claim asserted), to which the Company and/or any such person may become subject, under any statute or regulation, any NASD rule or interpretation, at common law or otherwise, insofar as such losses, claims, damages or liabilities arise out of or are based upon:
               (i) violations(s) by the Distributor or a Representative of federal or state securities law(s) or regulation(s), applicable banking law(s) or regulation(s), insurance law(s) or regulation(s) or any rule or requirement of the NASD; or
               (ii) any unauthorized use of sales or advertising material, any oral or written misrepresentations, or any unlawful sales practices concerning the Contracts, by the Distributor or a Representative; or
               (iii) claims by the Representatives or other agents or representatives of the Distributor for commissions or other compensation or remuneration of any type; or
               (iv) any action or inaction by a clearing broker through whom the Distributor purchases any transaction pursuant to this Agreement; or
               (v) any failure on the part of the Distributor or a Representative to submit premiums or Applications to the Company, or to submit the correct amount of a premium, on a timely basis and in accordance with Section 4 of this Agreement, subject to applicable law; or
               (vi) any failure on the part of the Distributor or a Representative to deliver the
          Contracts to purchasers thereof on a timely basis; or
               (vii) a breach by the Distributor of any provisions of this Agreement.
          This indemnification agreement shall be in addition to any liability that the Distributor may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision if such loss, claim, damage or liability is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the person seeking indemnification.
          c. In General.  After receipt by a party  entitled to  indemnification
     (the "indemnified party") under this Section 14 of notice of the commencement of any action, if a claim in respect thereof is to be made against any person obligated to provide indemnification under this Section 14 (the "indemnifying party"), such indemnified party shall notify the indemnifying party in writing of the commencement thereof as soon as practicable thereafter, provided that the omission to so notify the indemnifying party shall not relieve the indemnifying party from any liability under this Section 14, except to the extent that the omission results in a failure of actual notice to the indemnifying party and such indemnifying party is damaged solely as a result of the failure to give such notice. The indemnifying party, upon the request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party shall indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.
          The indemnification provisions contained in this Section 14 shall remain operative in full force and effect, regardless of (i) any investigation made by or on behalf of the Company or by or on behalf of any controlling person thereof, (ii) delivery of any Contracts and premiums therefor, and (iii) any termination of this Agreement. A successor by law of the Distributor or the Company, as the case may be, shall be entitled to the benefits of the indemnification provisions contained in this Section 14.

     15. Standard of Care. Neither the Company nor the Distributor shall be liable to the other for any action taken or omitted by any of their officers, directors, employees, or agents, in connection with the good faith performance of their responsibilities under this Agreement, except for willful misconduct, bad faith, negligence, or reckless disregard of the duties of the parties under this Agreement.

     16. Assignment. The Distributor may not assign or delegate its responsibilities under this
Agreement without the prior written consent of the Company.

     17. Termination. This Agreement shall become effective as of the date of its execution, shall continue in full force and effect until terminated, and may be terminated by either party at any time without penalty upon sixty (60) days written notice to the other party. This Agreement may be terminated upon ten days notice upon the other party's material breach of any provision of this Agreement, unless such breach has been cured to the satisfaction of the non-breaching party within ten days of receipt by the breaching party of notice of such breach from the non-breaching party. This Agreement may also be terminated at any time without penalty if, in the sole discretion of the Company, the Distributor is not performing its duties in a satisfactory manner.
     Upon termination of this Agreement all authorizations, rights and obligations shall cease except for the obligation to settle accounts hereunder, including commissions on premiums subsequently received for Contracts in effect at the time of termination or issued pursuant to Applications received by the Company prior to termination, and the obligations contained in Sections 7, 10, 11, 12, 13, and 14.

     18. Amendment. This Agreement and the Schedules hereto may be amended at any time by a writing executed by both of the parties hereto.

     19. Governing Law. This Agreement, and the rights and liabilities of the parties hereunder, shall be construed in accordance with the internal laws of the State of California.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

                        TRANSAMERICA INSURANCE SECURITIES
                              SALES CORPORATION



                        By: ____________________________


                                   ----------------------------
                                   Name

                                   ----------------------------
                                   Title



                           TRANSAMERICA LIFE INSURANCE
               AND ANNUITY COMPANY



                        By: _____________________________


                                   -----------------------------
                                   Name

                                   -----------------------------
                                   Title

Exhibit (4) Contract and Riders

[GRAPHIC OMITTED]

[OBJECT OMITTED]               Transamerica Life Insurance and Annuity Company
                                    Home Office: 401 N. Tryon Street
                                    Charlotte, NC  28202
                                    A Stock Company


------------------------------------------
About your certificate
------------------------------------------

This certificate is a legal contract between you, the "owner," and Transamerica Life Insurance and Annuity Company (referred to as "we," "us," and "our" in this certificate). Please read it carefully.

This certifies that the owner of this certificate is participating under a group annuity contract. As such, the owner will be entitled to certain benefits provided under this certificate, subject to its provisions. This certificate describes the owner's rights under the group annuity contract.




Right to Cancel
The owner may cancel this certificate by returning it to: (a) the agent or (b) Transamerica Life Insurance and Annuity Company, Annuity Service Center, P.O. Box 31848, Charlotte, North Carolina 28231-1848, before midnight of the tenth day after receipt of the certificate. The return of the certificate will be effective as of the date the notice is received. We will refund an amount equal to the sum of: (i) all purchase payments allocated to the general account options less any withdrawals; and (ii) the variable accumulated value of the certificate.

PAYMENTS AND VALUES PROVIDED UNDER THIS CERTIFICATE WHEN BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT. REFER TO PAGE 7 FOR ADDITIONAL INFORMATION ON THE VARIABLE ACCOUNT.




                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY


                       [OBJECT OMITTED]                  [OBJECT OMITTED]
                          PRESIDENT                GENERAL COUNSEL AND SECRETARY


                          Certificate of participation
                            issued in connection with
      Group flexible premium deferred annuity contract form no. TGP-717-198
                  Variable and fixed dollar settlement options
                          Separate Account Investments
                     Non-participating - No annual dividends


TCG-317-198                                                     Page 1
-----------------------------------------------------------------------------
Information page
 Certificate Information                               Beneficiary Information

Certificate Number:        Specimen             Beneficiary:          Judy Doe
Certificate Effective Date:July 1, 1997      Date of Birth:     January 1, 1959
Income Tax Status:         Non-Qualified        Tax ID Number:    999-99-9999
Group Annuity Contract Number:      582331
Initial Purchase Payment:                 $20,000
Annuity Date:                             July 1, 2044
------------------------------------------------------------

                      Owner Information          Annuitant Information
-------------------
Owner:                     John Doe                            Annuitant:                   John Doe
Date of Birth:             January 1, 1959                     Date of Birth:               January 1, 1959
Tax ID Number:             999-99-9999                         Tax ID Number:               999-99-9999

                   Joint Owner Information                                     Joint Annuitant Information----------------

Joint Owner:               Jane Doe                            Joint Annuitant:           Jane Doe
Date of Birth:             January 1, 1959                     Date of Birth:               January 1, 1959
Tax ID Number:    999-99-9999                                  Tax ID Number:    999-99-9999

                                          Allocation of Initial Purchase Payment
-----------------------------------------
Variable Sub-accounts
[Transamerica VIF Money Market Portfolio     20%]    [Foreign
[Transamerica VIF Growth                            Bond
Fund                                   0%]          0%]
[MFS Emerging                                       [Small
Growth                                      0%]     Cap
[MFS Value                                          0%]
Series                      [OCC Accumulation Trust Managed       0%]
0%]                         [OCC Accumulation Trust Equity          10%]
[Alliance Premier           General Account Options
Growth           0%]         [(2 yr. - 10 yr.) Guarantee Period
[Growth and                  0%]
Income                           [Initial Interest
0%]                          Rate                                      ]
[International                  Total Allocation:       100%
0%]
[Emerging
Markets
0%]
[Gold and Natural
Resources                                        0%]
[Balanced
30%]
[High
Yield
40%]

The data above reflects the information you provided us to issue this certificate. If you wish to change/correct any information on this page or for inquiries regarding coverage or customer service please call us immediately at our service center.

SERVICE CENTER:                Transamerica Life Insurance and Annuity Company
                               Annuity Service Center
                               P.O. Box 31848
                               Charlotte, North Carolina  28231-1848
                               1-800 258-4260

Continued on the next page





TCG-317-198                                                    Page 2

------------------------------------------------

                                                   ANNUAL CHARGES AND FEES
Charges   and  fees  at  the  time  we   issued   this
certificate are shown below.
------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------- --------------------------------------------------------------
Mortality and Expense Risk Charge                               [1.25% of the assets in each variable sub-account]
--------------------------------------------------------------
                                                                -------------------------------------------------------------
--------------------------------------------------------------  [Currently 0.15% of the assets in each variable sub-account;
Administrative Expense Charge                                   guaranteed not to exceed 0.35%]
                                                                -------------------------------------------------------------
--------------------------------------------------------------  $10 for each transfer over [twelve] in each certificate year
Transfer Fee                                                    -------------------------------------------------------------
                                                                [Currently None; guaranteed not to exceed $25 per
--------------------------------------------------------------  certificate year]
Systematic Withdrawal Fee                                       -------------------------------------------------------------
--------------------------------------------------------------  {Currently None; guaranteed not to exceed $30]
                                                                [(We  will  waive if account value is over $50,000)]
Account Fee (before the annuity date)                           -------------------------------------------------------------
                                                                [$30]
--------------------------------------------------------------  --------------------------------------------
Annuity Fee (after the annuity date)                            [If elected, 0.20% of the account value]
___________________________________________                     [This fee will be deducted monthly.]
--------------------------------------------------------------

Guaranteed  Minimum Death Benefit (GMDB) Rider Fee

--------------------------------------------------------------


--------------------------------------------------------------- --------------------------------------------------------------
--------------------------------------------------------------- --------------------------------------------------------------

--------------------------------------------------------------    [If    elected
together with the GMDB Rider,  0.40% of the  Guaranteed  Minimum  Income Benefit
(GMIB) Rider Fee account value for both the GMDB and GMIB Riders]

                                                                -------------------------------------------------------------
                                                                [This fee will be deducted monthly.]
--------------------------------------------------------------- --------------------------------------------------------------


Additional Information

          Minimum Initial Purchase Payment:                                                               [$25,000]

          Additional Purchase Payment Minimum:                                                            [$1,000]

          Maximum Total Purchase Payment(s):                                                              [$1.000,000]

          Minimum Variable Sub-account Allocation or Transfer:                                            [$100]

          Minimum Allocation or Transfer for Each Multi-Year Guarantee Period:                            [$1,000]

          Minimum Partial Withdrawal Amount                                                                 [$1,000]

          Minimum Account Value:                                                                          [$2,000]




      End of Information Page







                                                    TCG-317-198 Page 2A
------------------------------------------------
Table of Contents
---------------------------------



                                                                                                          PAGE

                    INFORMATION PAGE.......................................................................2 & 2A

                    DEFINITIONS....
                    .......................................................................................................4

                    OWNER, ANNUITANT, BENEFICIARY...............................................................5

                    ESTABLISHING THIS CERTIFICATE.................................................................6

                    THE                                                                                            VARIABLE
                    ACCOUNT...................................................................................7

                    THE                                                                                             GENERAL
                    ACCOUNT.....................................................................................8

                    TRANSFER
                    PROVISIONS........................................................................................9

                    WITHDRAWAL PROVISIONS................................................................................9

                    SETTLEMENT OPTION PROVISIONS ...............................................................10

                    SETTLEMENT OPTION PAYMENTS..................................................................11

                    DEATH BENEFIT PROVISIONS ..........................................................................12

                    CHARGES, FEES AND SERVICES .................................. ....................................13

                    GENERAL                                                                                      PROVISIONS
                    .......................................................................................14

                    APPENDIX - ANNUITY RATE BASES...............................................................16




TCG-317-198                                            Page 3

-------------------------------------
Definitions
-------------------------------------

Account Value
The sum of the variable accumulated value and the general account options accumulated value.

Annuity Date
The date the annuitization phase of this certificate begins. The annuity date is shown on the Information Page.

Cash Surrender Value
The amount we will pay you if the certificate is surrendered on or before the annuity date. The cash surrender value is equal to the account value; less the account fee, if any; less any applicable interest adjustment, and premium tax charges.

Certificate
This certificate describes your coverage and participation under the group annuity contract.

Certificate Anniversary
The anniversary each year of the certificate effective date as shown on the Information Page.

Certificate Year
The 12-month period starting on the certificate effective date and ending with the day before the certificate anniversary, and each 12-month period thereafter.

Code
The Internal Revenue Code of 1986, as amended, and the rules and regulations issued under it.

General Account
Our assets that are not allocated to a separate account. An account that credits a rate of interest for a period of at least twelve months for each allocation or transfer. The general account options you selected are shown on the Information Page.

General Account Options Accumulated Value
The total dollar value of all amounts you allocate or transfers to any general account option; plus interest credited; less any amounts withdrawn, applicable fees and premium tax charges, and/or transfers out to the variable account prior to the annuity date.


Guarantee Period
The number of years that a guaranteed rate of interest will be credited to a multi-year guarantee period option.

Guaranteed Interest Rate
The annual effective rate of interest after daily compounding credited to a guarantee period.

Multi-Year Guarantee Period Option
A general account option that credits a guaranteed rate of interest for specified guarantee periods. There may be several guarantee periods offered.

Portfolio
The investment portfolio underlying each variable sub-account in which we will invest any amounts you allocate to that variable sub-account.

Status (Qualified and Non-Qualified)
The status shown on the Information Page. This certificate has a qualified status if it is issued in connection with a retirement plan or program.

Valuation Day
Any day the New York Stock Exchange is open. To determine the value of an asset on a day that is not a valuation day, we will use the value of that asset as of the end of the next valuation day.

Valuation Period
The time interval between the closing (generally 4:00 p.m. Eastern Time) of the New York Stock Exchange on consecutive valuation days.

Variable Account
The variable account (separate account VA-6) is a separate account established and maintained by us for the investment of a portion of our assets.

Variable Accumulated Value
The total dollar value of all variable accumulation units under this certificate prior to the annuity date.

TCG-317-198                                                   Page 4

Variable Accumulation Unit
A unit of measure used to determine the variable accumulated value before the annuity date. The value of a variable accumulation unit varies with each variable sub-account.

Variable Sub-accounts
One or more divisions of the variable account each of which invests solely in shares of one of the portfolios. The variable sub-accounts you selected are shown on the Information Page.

-----------------------------------------------
Owner, Annuitant, Beneficiary
-----------------------------------------------

Owner (Joint Owners)
The person(s) named on the Information Page who, while living, controls all rights and benefits under this certificate. If the owner is a trust that allows a person(s) other than the trustee to exercise the ownership rights under this certificate, such person(s) must be named annuitant(s) and will be treated as the owner.

If joint owners are named, the joint owners share ownership in this certificate equally with the right of survivorship. The right of survivorship means that if a joint owner dies, his or her interest in the certificate will pass to the surviving joint owner subject to the death benefit provisions.

You are entitled to designate the annuitant, beneficiary or other payee, settlement option, and annuity date. To make changes to these designations you must notify us at our service center in a form and manner acceptable to us.

Annuitant (Joint Annuitant)
The person(s) named on the Information Page whose age and sex is used to determine the amount of settlement option payments on the annuity date. If a joint annuitant is named, that joint annuitant must be the annuitant's spouse. The joint annuitant will become the annuitant if the annuitant dies. If there is no joint annuitant and the annuitant dies, an individual owner will become the new annuitant until the owner names another annuitant.

If the owner is an individual, the annuitant(s) may be changed by the owner at any time before the annuity date. Any such change will be subject to the then current underwriting rules. We reserve the right to reject any change of the annuitant(s) that has been made without our prior written consent.

If the owner is not an individual, the annuitant(s) may not be changed.

Beneficiary
The person(s) designated to receive the amounts payable under this certificate if:

      The owner dies before the annuity date and there is no joint owner; or

      The owner dies after the annuity date and settlement option payments have begun under a selected settlement option that guarantees payments for a certain period of time.

The interest of any beneficiary who dies before the owner will terminate.

A  beneficiary  may be named or  changed  at any  time.  Any  change  made to an
irrevocable   beneficiary   must  also  include  the  written   consent  of  the
beneficiary, except as otherwise required by law.

If more than one beneficiary is named, each named beneficiary will share equally in any benefits or rights granted by this certificate unless you give us other instructions at the time the beneficiaries are named.

TCG-317-198                                           Page 5

Establishing this Certificate

          This certificate was established on the certificate effective date shown on the Information Page.

Any time before the annuity date you may make additional purchase payments to this certificate. We reserve the right to not accept additional purchase payments beyond certain attained ages of you or the annuitant.

You may allocate purchase payments to one or more of the variable sub-accounts or general account options we offer at the time we receive a purchase payment. We reserve the right to limit the total number of investment options that may be chosen over the lifetime of the certificate.

All purchase payments are subject to the conditions listed below.

Purchase Payment Provisions
Payment and Acceptance of Purchase Payments
Purchase payments are payments you make to us for the benefits under this certificate. All purchase payments must be made to either an agent designated by us or our service center.

The initial purchase payment, as shown on the Information Page, will be credited to the variable sub-accounts and/or general account options according to your instructions within two business days of the date our service center receives both the initial purchase payment and sufficient information, in a form and manner acceptable to us, to issue this certificate.

Additional purchase payments will be credited on the date we receive them at our service center and are subject to the conditions listed below. Purchase payments must:

Meet the additional purchase payment minimum shown on the Information Page;

      Not exceed any federal or state limitations during any taxable year; and

      Not exceed the maximum total purchase payment amount, as shown on the Information Page, without our prior approval. We may return to you any purchase payments that do not meet the conditions described in this section.

Allocating Each Purchase Payment
Allocations you make to the variable sub-accounts and general account options are subject to the following conditions. You must allocate:

      In whole number percentages;

      A minimum of 10% of each purchase payment to any variable sub-account or general account option;

Not less than the variable sub-account minimum, as shown on the Information Page; and

      Not less than the multi-year guarantee period minimum, as shown on the Information Page.

You may change allocation elections for future purchase payments any time before the annuity date by notifying us at our service center.

Continuation of this Certificate
If you stop making additional purchase payments to this certificate, all provisions of the certificate will continue in force until all values have been distributed.

TCG-317-198                                            Page 6

----------------------------------------------
The Variable Account
----------------------------------------------

The variable account is a separate investment account established and maintained by us for the investment of a portion of our assets pursuant to North Carolina Insurance Law. We will use the assets of the variable account to buy shares in the various portfolios. Purchase payments allocated or transfers made to one or more variable sub-accounts will become a part of the variable account.

The assets of the variable account are owned by us. The assets in the variable account are not chargeable with liabilities arising out of any other business we conduct, except to the extent that they exceed the reserves and other liabilities of the variable account. The assets of the variable account maintained under this certificate will be kept separate from the assets held in our general account.

Variable Sub-accounts
The variable account is composed of a number of variable sub-accounts. The investment performance of each variable sub-account is linked directly to the investment performance of the underlying portfolio.

We cannot and do not guarantee that any of the variable sub-accounts will always be available for investment. We reserve the right, subject to compliance with federal or state law, rules or regulations, to add, delete, or substitute the variable sub-accounts or the portfolio shares held by a variable sub-account, if we believe that further investment in the shares is no longer appropriate or shares in a portfolio become no longer available for investment. We will send you written notification of such changes.

Variable Accumulation Unit
A variable accumulation unit is a measure we use to determine the variable accumulated value each day before the annuity date. The variable accumulated value is the total dollar value of all variable accumulation units for each variable sub-account. The value of a variable accumulation unit varies with each variable sub-account. Purchase payments allocated or transfers made to a variable sub-account are credited to the variable accumulated value as variable accumulation units. Transfers, withdrawals, or fees made from a variable sub-account will result in the cancellation of variable accumulation units.

Each time a purchase payment is allocated or a transfer is made to a variable sub-account, the number of variable accumulation units credited will be determined. We will determine the number of variable accumulation units by dividing the total amount allocated by the value of that variable sub-account's variable accumulation unit for the valuation day on which either we received the purchase payment allocation or transfer request at our service center.

The value of a variable accumulation unit for each variable sub-account is determined by multiplying the value of that unit at the end of the prior valuation period by the net investment factor of the variable sub-account for the valuation period. The value of a variable accumulation unit may increase or decrease.

Net Investment Factor
The net investment factor is the formula that measures the investment performance of a variable sub-account from one valuation period to the next. For any variable sub-account, the net investment factor for a valuation period is determined by dividing (A) by (B), then subtracting (C) where:

(A) is The net asset value per share held in the variable sub-account, as of the end of the valuation period; plus (minus)

The per-share amount of any dividend or capital gain distributions if the "ex-dividend" date occurs in the valuation period; plus (minus)

A per-share charge or credit as of the end of the valuation period for tax reserves for realized and unrealized capital gains, if any.

TCG-317-198
Page 7

(B) is
The net asset value per share held in the variable sub-account as of the end of the prior valuation period.

(C) is
The daily mortality and expense risk charge multiplied by the number of calendar days in the current valuation period; plus

The daily administrative expense charge multiplied by the number of calendar days in the current valuation period.

---------------------------------------------------
The General Account
---------------------------------------------------

Our general account includes all assets not allocated to one of our separate accounts. The general account options under this certificate allow you to select an interest guarantee period of one or more years to which you may allocate purchase payments and transfers.


Multi-year Guarantee Period Account Option
Guarantee Periods
Each purchase payment allocation or transfer to a multi-year guarantee period option will establish a new guarantee period. Each guarantee period offers a specified duration with a corresponding guaranteed interest rate. You may not select a guarantee period whose duration will extend beyond the annuity date, as described in the settlement option provision section.

Crediting of Interest
We will establish a guaranteed interest rate for each guarantee period. This rate will remain in effect for the specified duration of the guarantee period. Interest will be credited on a daily basis at a daily rate that is equivalent to the effective annual guaranteed interest rate for that guarantee period. The guaranteed interest rate applicable to a guarantee period will never be less than 3% annually.

Interest Adjustment
We will deduct an interest adjustment from amounts withdrawn or transferred from a multi-year guarantee period before the end of the guarantee period. We will not make an interest adjustment upon the death of the owner or within the 30-day period before the end of the guarantee period. We may waive the interest adjustment in connection with certain options offered with this certificate.

Any interest rate adjustment will be calculated by multiplying the amount withdrawn, transferred or annuitized before the reduction for any contingent deferred sales load by the formula described below:

         [(1 + I)/(1 + J + .005)]n/12 - 1


   I = The guaranteed interest rate credited to the current guarantee period.

   J = The current interest rate offered for a guarantee period equal to the number of years remaining in the current guarantee period (partial years are rounded up to the next full year). If no guarantee period equal to the number of years remaining in the current guarantee period is available, the rate will be established by linear interpolation.

   N = The number of full months remaining to the end of the current guarantee period.

The interest adjustment will be made if the current interest rate plus .005 is greater than the guaranteed interest rate.

The interest adjustment will never reduce the amount under a guarantee period to less than the purchase payment allocation or transfer amount that initiated the guarantee period; less any prior withdrawals or transfers; plus daily interest accumulated at a 3% annual rate. There will be no upward adjustments.

Guarantee Period Expiration
At least 45 days, but not more than 60 days, prior to the expiration date of a multi-year guarantee period, we will notify you as to the options available when a guarantee period expires. You may elect to transfer the amount held in that guarantee period to another general account option or to a variable sub-account being offered by us at that time. The transfer request must be received no later than the day immediately following the end of the expiring guarantee period.

TCG-317-198
Page 8

If no election is made, we will establish a new guarantee period of the same duration as the expiring guarantee period, if offered, with a new guaranteed interest rate declared by us for that guarantee period. If we are not currently offering guarantee periods with the same duration as the expiring guarantee period, the new guarantee period will be the next higher duration. If the guarantee period extends beyond the annuity date, we will then select the longest period that will not extend the guarantee period beyond such date.

Transfer Provisions

You may transfer all or a portion of the account value between and among the variable sub-accounts and general account options subject to the limitations as described in this section and the general account section of this certificate.

All transfer requests must specify (a) the amount of the transfer; (b) the variable sub-account or general account option from which the transfer is to be made; and (c) the variable sub-account or general account option that is to receive the transfer. All transfers will be made as of the valuation day we receive the request at our service center.

Before the annuity date, transfers in excess of the maximum per certificate year, as shown on the Information Page, will be subject to a transfer fee, as described in the Charges, Fees and Services section of this certificate. We reserve the right to waive the transfer fee. After the annuity date, transfers are only permitted if a variable payment option is elected. Such transfers among the variable sub-accounts are limited to four per certificate year. We reserve the right to change the number of transfers available after the annuity date.

The minimum amount that may be transferred from a variable sub-account, or any general account option is the lesser of the amount shown on the Information Page or the entire value of the variable sub-account or general account option from which the transfer is being made. The minimum amount that may be initially allocated or transferred into a variable sub-account or a general account option is shown on the Information Page. The minimum amount that must always be transferred into any guarantee period option is shown on the Information Page. We reserve the right to waive the minimum(s) in connection with certain options offered with this certificate.

Withdrawal Provisions

Before the annuity date and subject to the conditions below you may:

Withdraw a portion of the account value for cash subject to any applicable interest adjustment and premium tax charges; or

Automatically withdraw a portion of the account value by electing the systematic withdrawal option; or

      Withdraw the cash surrender value and terminate this certificate.

For purposes of adjusting the account value under this certificate, all withdrawals will be made from purchase payments on a first in, first out basis and then from earnings.

Partial Withdrawal Provisions
-----------------------------------------------------------------------
Partial withdrawals taken from the variable sub-accounts or general account options are subject to a minimum withdrawal amount equal to the lesser of the amount shown on the Information Page or the entire value of the variable sub-account or general account option from which the withdrawal is being made. We reserve the right to limit the number of partial withdrawals that may be taken from the general account options in any certificate year. We reserve the right not to process any withdrawal if the resulting account value is below the minimum, as shown on the Information Page.

TCG-317-198
Page 9

Systematic Withdrawal Option
You may elect to automatically receive a series of partial withdrawals under the following conditions:

      Systematic withdrawals may be subject to a fee as described in the charges, fees and services section of this certificate.

      Systematic withdrawals may only be taken from variable sub-accounts and general account options as designated by us from time to time. We reserve the right to prospectively change such designations.

You may terminate systematic withdrawals at any time by notifying us at our service center. Once the option has been terminated, it may not be elected again for a twelve month period. Systematic withdrawals will automatically terminate if the certificate is annuitized, surrendered or otherwise distributed as a result of the owner's death.

Surrender of this Certificate
You may surrender this certificate to us for its cash surrender value on or before the annuity date. Surrender of the certificate will be subject to any withdrawal limitations imposed under federal or state law, rules or regulations.

Payment of the cash surrender value to you will be in full settlement of our liability under the certificate.

Settlement Option Provisions

      On the annuity date, we will apply the annuity amount, as defined below, to provide payments under the settlement option you selected. The first settlement option payment will be made 30 days after the annuity date.

      Settlement option payments may be made in monthly, quarterly, semi-annual or annual installments as you selected.

You may change the annuity date and settlement and payment option by notifying our service center at least 30 days in advance of the annuity date.

The annuity date must be on or before the later of (A) and (B) where:

(A) is the first day of the calendar month immediately preceding the month of the annuitant's or joint annuitant's 85th birthday, whichever is earlier, and;

(B) is the first day of the month immediately following the tenth certificate anniversary.

The annuity date may not be earlier than the first day of the calendar month coinciding with the first certificate anniversary and may in no event be later than the earlier of the annuitant's or joint annuitant's 100th birthday.

After the annuity date, we will not allow you to make:

      Any changes to either the settlement or payment option;

      Additional purchase payments; or

      Any further withdrawals.

Annuity Amount
The annuity amount we will apply to provide settlement option payments is equal to the account value, less any interest adjustment, and less any premium tax charges.

Minimum Requirements
We reserve the right to offer a less frequent mode of payment than the mode selected by you or make a cash payment to you equal to the cash surrender value if:

      The annuity amount is less than $5,000; or

      The amount of the first fixed payment is less than $150; or

The amount of the first variable payment is less than $150 or if a variable payment from a variable sub-account is less than $75.

If we make such a cash payment it will be in full settlement of our liability under this certificate.

Settlement Options
The settlement options you may choose from are listed below. For any settlement option involving life contingencies, it is possible that no settlement option payments will be made from this certificate if, after the annuity date but before the first settlement option payment is made, the annuitant and joint annuitant or contingent annuitant, as applicable, dies.

Life Annuity
Provides payments for as long as the annuitant lives. Payments will end with the payment due just before the annuitant's death and there is no provision for a death benefit.

CG-317-198                                                   Page
10

Life Annuity with Period Certain
Provides payments for the longer of: a) the annuitant's life; or (b) the period certain. The period certain may be 120, 180 or 240 months. If the annuitant dies during the period certain, payments will continue until the end of the period certain.

Life and Contingent Annuity
Provides payments for as long as the annuitant lives. If the annuitant dies, payments will continue for as long as the contingent annuitant lives in an amount equal to 50%, 66 2/3% or 100% of the original payment, as selected. Payments will then end with the payment due just before the contingent annuitant's death.

Joint and Survivor Annuity
Provides payments for as long as the survivor of the annuitant or joint annuitant lives. After the first annuitant dies, payments will continue for as long as the survivor lives in an amount equal to 50%, 66 2/3% or 100% of the original payment, as selected. Payments will then end with the payment due just before the death of the survivor.

Other Forms of Payment
Payments can be provided under other settlement options not described in this section. Contact our service center for more information.

Settlement Option Payments

      Settlement option payments may be fixed or variable or a combination of both.

      The fixed payment option provides for settlement option payments that remain constant and are not affected by the investment performance of the variable sub-accounts.
      The variable payment option provides for settlement option payments that vary based on the investment performance of the variable sub-account(s) you selected. These payments may increase, decrease or remain the same.

Fixed Payment Option
Amount of Fixed Payment
You may elect to have all or a portion of the annuity amount applied to provide fixed payments. On the annuity date, we will determine the dollar amount of the fixed payments by applying the portion of the annuity amount allocated to provide fixed payments as a single payment based on the settlement option chosen and the age and sex of the annuitant(s), using the appropriate guaranteed annuity rate basis. If required by law, we will use the appropriate unisex guaranteed annuity rate basis. The monthly annuity rate basis are contained in the appendix.

Variable Payment Option
Amount of First Variable Payment
You may elect to have all or a portion of the annuity amount applied to provide settlement option payments that vary based on the investment performance of selected variable sub-accounts. The amount of the first variable payment will be equal to the benefit that could be purchased by applying the portion of the annuity amount allocated to provide the variable payments as a single payment based on the settlement option chosen and age and sex of the annuitant(s) using the appropriate guaranteed annuity rate basis. If required by law, we will use the appropriate unisex guaranteed annuity rate basis.

Amount of Subsequent Variable Payments
We determine the dollar amount of the second and subsequent variable payments by first identifying the number and value of the variable annuity units for each variable sub-account. Variable annuity units are the measure used to determine such payments. For each payment we multiply the number of variable annuity units by the value of the variable annuity units for each variable sub-account.

The number of variable annuity units for each variable sub-account will remain the same for the second and subsequent variable payments (unless amounts are transferred to or from a variable sub-account) and the value of the variable annuity units in each variable sub-account will vary. As a result of the variation in the value of variable annuity units for each variable sub-account between payments, the dollar amount of each variable payment after the first may increase, decrease or remain the same.

TCG-317-198                                              Page 11

Number of Variable Annuity Units
The number of variable annuity units for each variable sub-account is determined by dividing the first variable payment by the value of the variable annuity units of each variable sub-account on the annuity date.

Value of Variable Annuity Units
The variable annuity unit values depend on the net investment factor and the assumed interest rate. The value of a variable annuity unit for each variable sub-account for any valuation day is equal to (A) times (B) times (C), where:

(A) is the variable annuity unit value on the immediately preceding valuation day;

(B) is the net investment factor (determined in accordance with the net investment factor provision on Page 7), for the valuation period just ended; and

(C) is the investment result adjustment factor (.99989255)n, which recognizes an assumed interest rate of 4% per year. We reserve the right to offer other assumed interest rates with appropriate investment result adjustment factors. The "n" in the investment result adjustment factor is the number of days since the preceding valuation day.

Once settlement option payments begin, we guarantee the amount of each variable payment will not be affected by variations in expenses or mortality experience.

Death Benefit Provisions

We must distribute death benefits or continue making settlement option payments under this certificate according to the requirements of Code Section 72(s) as long as this certificate is in force or benefits remain to be paid.

We will not accept any additional purchase payments after the death of the owner or joint owner.

If any ownership change is made, the death benefit under this certificate may be reduced in accordance with our then current underwriting rules. Such reduction will never decrease the death benefit below the account value.

We must receive proof of death before any benefits are distributed from this certificate. Proof of death acceptable to us includes:

      A certified copy of a death certificate;
      A certified copy of a court decree stating the cause of death; A written statement by a medical doctor who attended the deceased; or Any other proof or documents we may require.

Amount of Death Benefit
If the owner or joint owner dies before the annuity date the death benefit is the account value.

The death benefit will be determined as of the end of the valuation period during which our service center receives both proof of death of the owner or joint owner and the written notice of the form of benefit elected by the person to whom the death benefit is payable.

Death of Owner or Joint Owner before the Annuity Date
If the owner or joint owner dies before the annuity date, we will pay the death benefit as specified in this section. The entire death benefit must be distributed within five years after the owner's death. If the owner is not an individual, an annuitant's death will be treated as the death of the owner as provided in Code Section 72(s)(6). For example, this certificate will remain in force with the annuitant's surviving spouse as the new annuitant if:

      This certificate is owned by a trust; and

      The beneficiary shown on the Information Page is either the annuitant's surviving spouse, or a trust holding the certificate solely for the benefit of such spouse.

The manner in which we will pay the death benefit depends on the status of the person(s) involved in this certificate. The death benefit will be payable to the first person from the applicable list below:

If the owner is the annuitant:
      The joint owner, if any;
      The beneficiary, if any.;

If the owner is not the annuitant: The joint owner, if any; The beneficiary, if any; The annuitant; The joint annuitant; if any.

          TCG-317-198
Page 12

If the death benefit is payable to the owner's surviving spouse, (or to a trust for the sole benefit of such surviving spouse), we will continue this certificate with the owner's spouse as the new annuitant (if the owner was the annuitant) and the new owner (if applicable), unless such spouse selects another option as provided below.

If the death benefit is payable to someone other that the owner's surviving spouse, we will pay the death benefit in a lump sum payment to, or for the benefit of, such person within five years after the owner's death, unless such person(s) selects another option as provided below.

In lieu of the automatic form of death benefit specified above, the person(s) to whom the death benefit is payable may elect to receive it:

      In a lump sum; or

      As settlement option payments, provided the person making the election is an individual. Such payments must begin within one year after the owner's death and must be in equal amounts over a period of time not extending beyond the individual's life or life expectancy.

Election of either option must be made no later than 60 days prior to the one year anniversary of the owner's death. Otherwise, the death benefit will be settled under the appropriate automatic form of benefit specified above.

If the person to whom the death benefit is payable dies before the entire death benefit is paid, we will pay the remaining death benefit in a lump sum to the payee named by such person or, if no payee was named, to such person's estate.

If the death benefit is payable to a non-individual (subject to the special rule for a trust for the sole benefit of a surviving spouse), we will pay the death benefit in a lump sum within one year after the owner's death.

If the Annuitant Dies Before the Annuity Date
If an owner and an annuitant are not the same individual and the annuitant (or the last of joint annuitants) dies before the annuity date, the owner will become the annuitant until a new annuitant is selected.

Death after the Annuity Date
If an owner or an annuitant dies after the annuity date, any amounts payable will continue to be distributed at least as rapidly as under the settlement and payment option in effect on the date of death.

Upon the owner's death after the annuity date, any remaining ownership rights granted under this certificate will pass to the person to whom the death benefit would have been paid if the owner had died before the annuity date, as specified above.

Survival Provision
The interest of any person to whom the death benefit is payable who dies at the time of, or within 30 days after, the death of the owner will also terminate if no benefits have been paid to such person, unless the owner had given us written notice of some other arrangement.

---------------------------------------------------------------
Charges, Fees and Services
---------------------------------------------------------------

Premium Tax Charge
Some jurisdictions impose on us a premium tax on annuities. If a premium tax is imposed, we reserve the right to deduct this amount from purchase payments or account value, as appropriate. For purposes of this certificate, premium tax charges include retaliatory taxes or other similar taxes.

Mortality and Expense Risk Charge
The amount of the annual mortality and expense risk charge is shown on the Information Page. The mortality and expense risk charge will be deducted on a daily basis from the assets in each variable sub-account as part of the calculation of the variable accumulation unit.

Administrative Expense Charge
The amount of the annual administrative expense charge on the certificate effective date is shown on the Information Page. The administrative expense charge will be deducted on a daily basis from the assets in each variable sub-account as part of the calculation of the variable accumulation unit.

We may change this charge upon 30 days advance written notice to you. Any increase in the administrative expense charge will apply prospectively to administrative expense charges deducted after the effective date of change.

TCG-317-198                                              Page 13

Transfer Fee
We reserve the right to impose a transfer fee for each transfer made during a single certificate year in excess of the number shown on the Information Page. The amount of the transfer fee on the certificate effective date is shown on the Information Page. This fee will not increase.

Systematic Withdrawal Fee
We  reserve  the right to impose an  annual  processing  fee for the  systematic
withdrawal  option.  The  amount  of  the  systematic   withdrawal  fee  on  the
certificate effective date is shown on the Information Page.

Account Fee
Before the annuity date, an annual account fee will be deducted from the account value on the last business day of each certificate year and if different, the date the certificate is surrendered. The amount of the annual account fee on the certificate effective date is shown on the Information Page. The account fee will be deducted on a pro rata basis from the account value. There will be no interest adjustment on any deductions from the multi-year guarantee period option(s) for this fee.

We may change this fee prospectively upon 30 days advance written notice to you.

Annuity Fee
After the annuity date, an annual fee equal to the amount shown on the Information Page will be deducted in equal amounts from distributions made under the variable payment option. We reserve the right to waive this fee.

Statements of Account
At least once during each certificate year, we will send you a statement of account reflecting the account value of the certificate. Statements of account will cease to be provided to you after the annuity date.

----------------------------------------------
General Provisions
----------------------------------------------

Entire Contract

This certificate, the group annuity contract and any attached endorsements and riders are the entire contract.


Misstatement of Age and Sex

If the age or sex of the annuitant(s) and/or of any other measuring life has been misstated, the settlement option payments payable under this certificate will be whatever the annuity amount would provide for the correct age or sex of the annuitant(s) and/or of any other measuring life on the annuity date. Any underpayment made by us as a result of such misstatement, will be paid in a lump sum on the next settlement option payment, and any overpayment will be deducted from the current or succeeding payments.


Proof of Existence and Age
Before making any payment under this certificate, we may require proof of the existence and age of the owner, the annuitant and/or any other measuring life. We may also require any other information that we may need in order to provide benefits under the certificate.

Changes
No provision of this certificate may be changed or waived unless done in writing and signed by two of our authorized officers. We will not make any change that reduces the amounts payable under this certificate unless the change is required by law. We will provide you a copy of any changes we make to this certificate.

Income Tax Qualification
This certificate is intended to qualify as an annuity contract for federal income tax purposes. All provisions in this certificate will be interpreted to maintain such tax qualification. We may make changes in order to maintain this qualification or to conform this certificate to any changes made in the tax qualification requirements. We will provide you with a copy of any changes we make to this certificate.

Incontestability
This certificate is incontestable from the certificate effective date.

TCG-317-198                                            Page 14

Assignment of this Certificate
To make ownership changes or assign rights to another person, you must notify us at our service center. An assignment or ownership change is not binding on us until we receive the necessary documentation and acknowledge the request. We are not responsible for the validity or effect - tax or otherwise - of any assignment or ownership change. If an ownership change is made, the death benefit under this certificate may be reduced in accordance with our then current underwriting rules. Such reduction will never decrease the death benefit below the account value.

Payments by/to Us
All purchase payments paid to us or amounts paid by us from this certificate will be made in the legal currency of the United States of America.

Delay of Payment or Transfer
Except as provided below, we will pay amounts due from this certificate within seven days of the date our service center receives both the request for such amount and all the requirements in a form and manner acceptable to us.

We reserve the right to delay the payment of any benefits payable, amounts withdrawn or transfers requested from the variable account due to: (a) the closure of the New York Stock Exchange for reasons other than usual weekends and holidays or if trading on such Exchange is restricted; (b) the existence of an emergency as defined by the Securities and Exchange Commission of the United States or restrictions on trading by the Commission; or (c) delays permitted by the Securities and Exchange Commission for the protection of security holders.

We further reserve the right to delay payment of any withdrawal from the general account options for up to six months after we receive the request for withdrawal. If we delay payment for more than 30 days, we will pay interest as provided in this certificate on the withdrawal amount up to the date of payment.

Minimum Benefits
Any settlement option payments, cash surrender value or death benefits that may be available under this certificate will not be less than the minimum benefits required by any statute of the jurisdiction in which this certificate was issued.

Protection of Benefits/Proceeds
To the extent permitted by law, no payment of benefits or interest will be subject to the claim(s) of any creditor of any owner, annuitant or beneficiary or to any claim or process of law against any owner, annuitant or beneficiary.

Non-Participating
This certificate is classified as a non-participating certificate. It does not share in our profits or surplus, and therefore no dividends are payable.

TCG-317-198                                                   Page 15

                                                         APPENDIX

                                                    ANNUITY RATE BASES

Fixed Annuity Payment Option
The actuarial basis for fixed annuity male or female rates is the 1983a Annuity Mortality Table, projection G, for males or females as appropriate, with an interest rate of 3% per year.

The  actuarial  basis  for  fixed  annuity  unisex  rates is the  1983a  Annuity
Mortality Table, projection G, blended 60% males and 49% females, with an interest rate of 3% per year.


Variable Annuity Payment Option
The actuarial basis for variable annuity male or female rates is the 1983a Annuity Mortality Table, projection G, for males or females as appropriate, with an assumed interest rate of 4% per year.

The actuarial basis for variable annuity unisex rates is the 1983a Annuity Mortality Table, projection G, blended 60% males and 49% females, with an assumed interest rate of 4% per year.




TCG-317-198                                                Page 16

                          Certificate of participation
                            issued in connection with
      Group flexible premium deferred annuity contract form no. TGP-717-197
                  Variable and fixed dollar settlement options
                          Separate Account Investments
                     Non-participating - No annual dividends



[GRAPHIC OMITTED]



                                          Home Office:
                                          401 N. Tryon Street
                                          Charlotte, NC  28202
                                                TCG-317-198
                                          A Stock Company

4-007 469-198                                             Page 1
Guaranteed Minimum Death Benefit Rider
About this rider

Transamerica Life Insurance and Annuity Company has issued this rider as a part of the certificate to which it is attached.

This rider amends the certificate to guarantee a minimum death benefit regardless of the performance of the separate account portfolios.

This rider will remain in effect until the owner's or joint owner's death, this rider is terminated or this certificate is annuitized or surrendered.

The owner(s) may terminate this benefit at any time by notifying us at our service center. Once terminated, it may not be re-elected.

Guaranteed Minimum Death Benefit

??This is repeated below???The amount of the annual Guaranteed Minimum Death Benefit fee is shown on the Information Page???.


If the owner or joint owner dies before the annuity date and neither the deceased owner nor the joint owner had attained the age of 85, the Guaranteed Minimum Death Benefit is equal to the greatest of (A), (B) or (C) where:

(A) is the account value.

(B) is 100% of purchase payments, less the sum of all withdrawals taken and any applicable premium tax charges.

(C) is the highest account value on any certificate anniversary, increased by the sum of all purchase payments received since that certificate anniversary, less the sum of all withdrawals and any applicable premium tax charges since that anniversary and adjusted as described in the Withdrawals provision.

The Guaranteed Minimum Death Benefit will be determined as of the end of the valuation period during which our service center receives both proof of death of the owner or joint owner and the written notice of the form of benefit elected by the person to whom the death benefit is payable.

If the owner or joint owner dies before the annuity date, and either the deceased owner or surviving owner had attained age 85, the death benefit will be the greater of (A), and (B) where:

 (A) is the account value.

(B) is the highest account value on any certificate anniversary prior to such owner's 85th birthday, increased by the sum of all purchase payments received since that certificate anniversary, less the sum of all withdrawals and any applicable premium tax charges since that anniversary.

Withdrawals

Upon any withdrawal, the amount of the Guaranteed Minimum Death Benefit will be reduced. The amount of that reduction will depend upon whether the account value is more or less than the Guaranteed Minimum Death Benefit on the date of withdrawal.

If the account value is equal to or more than the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will be reduced by the dollar amount of any withdrawals.

If the account value is less than the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will be reduced proportionately to the reduction in the account value. For example, if the withdrawal reduces the account value by 20%, then the Guaranteed Minimum Death Benefit will also be reduced by 20%.


Guaranteed Minimum Death Benefit Fee
The Guaranteed Minimum Income Benefit fee is an annual fee for the benefit provided under this rider and is shown on the certificate Information Page. The fee will be calculated and deducted monthly at a rate of 1/12 the annual fee. The fee is a percentage of the account value at the time the fee is deducted.

The fee will be deducted on a pro rata basis from the variable accumulated value. If the variable accumulated value is not sufficient, the remaining fee will be deducted on a pro rata basis from the general account options accumulated value.

Signed for the Company at Charlotte, North Carolina, to be effective on the certificate effective date.



                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY


                       [OBJECT OMITTED]          [OBJECT OMITTED]
                          PRESIDENT        GENERAL COUNSEL AND SECRETARY

4-007 470-198                                                 Page 2


Guaranteed Minimum Income Benefit Rider
About this rider

Transamerica Life Insurance and Annuity Company has issued this rider as a part of the certificate to which it is attached.

This rider amends the certificate to guarantee a minimum income benefit regardless of the performance of the separate account portfolios.

This rider will remain in effect until the owner's or joint owner's death, this rider is terminated or this certificate is annuitized or surrendered.

The owner(s) may terminate this benefit at any time by notifying us at our service center. Once terminated, it may not be re-elected.

Guaranteed Minimum Income Benefit

??this is repeated belowThe amount of the annual Guaranteed Minimum Income Benefit fee is shown on the Information Page.??


In the event of joint owners, any reference to age is to the age of the older owner.

Prior to the certificate anniversary on which the owner's age is 85, the amount to be applied under the Guaranteed Minimum Income Benefit is equal to the greatest of (A), (B) or (C) where:

     (A) is the account value.

     (B) is 100% of purchase payments, less the sum of all withdrawals taken, adjusted as described in the Withdrawals provision, and any applicable premium tax charges.

     (C) is the highest account value on any certificate anniversary, increased by the sum of all purchase payments received since that certificate anniversary, less the sum of all withdrawals, adjusted as described in the Withdrawals provision, and any applicable premium tax charges since that anniversary.

Between the certificate anniversary on which the owner's age is 85 and the certificate anniversary on which the owner's age is 90, the amount to be applied under the Guaranteed Minimum Income Benefit does not change, except for purchase payments made and withdrawals taken.


After the certificate anniversary on which the owner's age is 90, the Guaranteed Minimum Income Benefit is the account value.

The Guaranteed Minimum Income Benefit will be determined as of the end of the valuation period during which our Service Center receives the written notice of the settlement option elected by the owner(s).


Owner
While this Rider is in effect, the owner(s) and the annuitant(s) must be the same and no change is allowed.

Exercising this Option
The owner(s) may elect a settlement option under this rider for 30 days following each certificate anniversary beginning with the seventh certificate anniversary. The amount described in the Guaranteed Minimum Income Benefit provision will be applied to purchase the settlement option described below.


The only settlement option available under this rider is Life and 10 Year certain. However, if the owner(s)' projected life expectancy is less than 10 years, then the settlement option available is Life and a Period Certain equal to the owner(s)' life expectancy. The actuarial basis for the annuity rates under this option is the 1983 IAM Table, project scale G, with an interest rate of 3% per year, for males, females or unisex, as appropriate. The annuity purchase rates under this benefit may be different from those of the base certificate.


Withdrawals

Upon any withdrawal, the amount of the Guaranteed Minimum Income Benefit will be reduced. The amount of that reduction will depend upon whether the account value is more or less than the Guaranteed Minimum Income Benefit on the date of withdrawal.

If the account value is equal to or more than the Guaranteed Minimum Income Benefit, the Guaranteed Minimum Income Benefit will be reduced by the amount of the withdrawal.

If the account value is less than the Guaranteed Minimum Income Benefit, the Guaranteed Minimum Income Benefit will be reduced proportionately to the reduction in the account value. For example, if the withdrawal reduces the account value by 20%, then the Guaranteed Minimum Income Benefit will also be reduced by 20%.


Guaranteed Minimum Income Benefit Fee
The Guaranteed Minimum Income Benefit fee is an annual fee for the benefit provided under this rider and is shown on the certificate Information Page. The fee will be calculated and deducted monthly at a rate of 1/12 the annual fee. The fee is a percentage of the account value at the time the fee is deducted.

The fee will be deducted on a pro rata basis from the variable accumulated value. If the variable accumulated value is not sufficient, the remaining fee will be deducted on a pro rata basis from the general account options accumulated value.

Signed for the Company at Charlotte, North Carolina, to be effective on the certificate effective date.



                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY



                       [OBJECT OMITTED]            [OBJECT OMITTED]
                          PRESIDENT          GENERAL COUNSEL AND SECRETARY

Exhbiit (5) Form of Application

Exhibit 5
Application for Flexible Premium Variable Annuity

====================================================================
[GRAPHIC OMITTED]

Variable Annuity Application

====================================================================



                Transamerica Life Insurance and Annuity Company
            Home Office: 401 N. Tryon Street   P.O. Box 31848
                        Charlotte, North Carolina  28232-2128
                         Annuity Service Center: (800) 258-4260

=====
1
=====

Check one only:
|_| Non-Qualified                                   |_| TSA  403(b)*
|_| IRA 408(b)                                        |_|  401(a) Pension/Profit
Sharing*
|_| SEP-IRA  408(k)*                            [|_|  Other]
* Submit required additional forms

2

Note: All mail and tax reporting will be sent only to the Owner.

------------------------------------------        |-|    |-|
Print Full
Name
Male      Female
-------------------------------------------------------
Residence Street Address
-------------------------------------------------------
City
State                                                 Zip Code
----------------     -------------------------------------
Date of Birth                           Taxpayer Identification Number
Married:  |_| Yes |_|  No
(             )------------------------      (      )-------------------------
              Daytime Telephone                                       Evening
Telephone

3

Note: Non-Qualified Contracts only.

-------------------------------------------       |-|   |-|
Print Full
Name
Male    Female
----------------      ------------------------------------
Date of Birth                            Taxpayer Identification Number

4

 Note: If More Than One, Use Beneficiary Designation Form.

---------------------------   --------------------------
Full Name                                                         Taxpayer
Identification Number
------------------------   -----------------------------
Date of Birth                                Relationship to Owner

5

Note: Complete only if different from Owner.

------------------------------------------      |-|           |-|
Print Full
Name
Male     Female
-------------------------------------------------------
Residence Street Address
-------------------------------------------------------
City
State                                              Zip Code
-----------------------   ------------------------------
Date of Birth                                           Social Security Number

6

Note: Non-Qualified Contracts only.   Must be Annuitant's spouse.

------------------------------------------        |-|  |-|
Print Full
Name
Male  Female
-----------------------   -----------------------------
Date of Birth                                            Social Security Number

TGA-028-197
7

Please use whole percentages.  No fractions, please.
Minimum 10% allocation per Portfolio.  Total must equal 100%.

[The maximum number of total investment options is limited to 18 over the lifetime of the contract.]

[Alliance Premier Growth]                              ____%
[Balanced]                                                    ____%
[Emerging Markets]                                     ____%
[Foreign Bond]                                         ____%
[Gold and Natural Resources]                           ____%
[Growth with Income Series]                            ____%
[High Yield]                                           ____%
[International]                                        ____%
[MFS Value Series]                                     ____%
[MFS Emerging Growth]                                  ____%
[OCC Accumulation Trust Managed]                       ____%
[OCC Accumulation Trust Equity]                        ____%
[Small Cap]                                            ____%
[Transamerica VIF Growth Fund]                         ____%
[Transamerica VIF Money Market Portfolio]              ____%
[Fixed  Account]                                       ____%
[Guarantee Period Account Option- 1-10 Yr.]            ____%
[Guarantee Period Account Option- 1-10 Yr.]            ____%
[Guarantee Period Account Option- 1-10 Yr.]            ____%
                                                             Total
100%
8

|_|  I/We elect the Living Benefits Rider for an additional fee each year.
    (See your registered representative or prospectus for more information)

9

Please indicate the method of payment below:
Minimum Initial Payment: $5,000  ($2,000 for contributory IRA's)
|_|  Check for $ ____________ (payable to Transamerica  Life
Insurance and Annuity Company) is enclosed.
    For  new  Transamerica  IRAs:  Amount  remitted  includes  $__________  as a
    rollover,   which   Owner   irrevocably   elects  to  treat  as  a  rollover
    contribution; $__________ for Tax Year ________; and
    $__________  for Tax Year ________.

|_| Pre-authorized Payment Plan on a monthly basis. To establish this option, submit the Automatic Investing form.

|_| Transfer balance from existing life insurance or annuity contract (submit the 1035 Exchange Form).

|_| Transfer funds from my existing qualified plan or IRA (submit the Transfer Letter of Direction Form).

-------------------------------------------------------------------
 Do not write in this space.  Home office use only.
 (Not applicable in Pennsylvania)






-------------------------------------------------------------------

-----
10
-----

If the Owner is not the Annuitant, the Owner is:
|_| Individual       |_| Trust*                 |_| [Other ______________]
|_| Custodianship    |_| Corporation
*If the Owner is a Trust, this annuity must be held by the Trust as an agent for
the  Annuitant(s).   If  the  Annuitant  is  a  minor  please  provide  (1)  the relationship to the Owner and (2) the mother's name and father's name:
================================================================
Has the Owner purchased or applied for other non-qualified deferred annuities issued by any of the Transamerica Life Companies during the current calendar year? |_| Yes |_| No If Yes, provide contract number(s):
---------------------------------------------------------

11

Will this annuity replace or change any life insurance or annuity contract(s). |_| Yes |_| No If Yes, provide name and address of insurance company and contract number(s):______________________
--------------------------------------------- ------------------
---------------------------------------------------------------
Note:  Please submit replacement forms as required.

12

|_| Yes |_| Annually |_| Semi-Annually |_| Quarterly I/We elect the variable sub-account rebalancing option. With this election, all amounts in the variable sub-accounts are re-allocated to reflect the percentages indicated on this application. Unless and until a rebalancing election form has been submitted changing these allocation percentages, Transamerica will allocate all contributions according to the percentages shown on this application. Note: Not available if Dollar Cost Averaging (DCA) is in effect.

13
|_| ________ (Please initial) I/We authorize Transamerica to honor my/our telephone instructions in order to make transfers among the various variable sub-accounts. I/We hereby acknowledge that all telephone instructions given pursuant to this authorization are subject to the conditions set forth by Transamerica. Transamerica will not be liable for any loss, liability, cost or expense for acting in accordance with such instructions believed by it to be genuine in accordance with the conditions. |_| ________ (Please initial) I hereby appoint the registered representative named on this application to act as my Limited Power of Attorney in Fact to direct Transamerica's Annuity Service Center to effect transfers among the variable sub-accounts and/or general account options. I and my Limited Power of Attorney in Fact, jointly, and severally, agree to indemnify and hold harmless Transamerica, and its affiliates, officers, directors, and employees from any and all losses, costs (including reasonable attorney's fees), expenses, judgments, and liabilities of any nature whatsoever arising from reliance on my grant of this Limited Power of Attorney, or any action or commission by my Limited Power of Attorney in Fact. This Limited Power of Attorney remains valid until Transamerica's Annuity Service Center is furnished with its written revocation, and Transamerica records the revocation. This Limited Power of Attorney is personal to the holder and may not be delegated to any other person. The holder must be a currently licensed and appointed representative of the Broker of Record for this Annuity, or this Limited Power of Attorney will automatically terminate.

TGA-028-197


14
|_|  I/We elect Dollar Cost Averaging (DCA) for a period of
_______  months. (6 to 60 months)  Each month transfer $ _________

From: (Circle One) [(Money Market or Fixed Account)]
To: (Total must equal 100%)
Amount                                         Fund
=======================              ===================================
-----------------------              -----------------------------------
Note: Not available if Rebalancing is in effect.
15
===============================================

16

I/We understand that I/We have applied for a variable annuity contract ("contract") issued by Transamerica Life Insurance and Annuity Company. I/We have received current prospectuses for the contract and for the portfolios. I/We are aware that (a) payments and values provided under the contract, when based on the investment experience of the Variable Account, vary and are not guaranteed as to dollar amount; (b) periodic charges and fees are associated with the contract; and (c) this contract and its associated investment portfolios are not deposits or obligations of, or guaranteed or endorsed by, any bank, credit union, or the U.S. government, and are not federally insured by the FDIC, the Federal Reserve Board, or any other agency. Portfolio shares involve certain investment risks, including the possible loss of principal. I/We declare that all statements made on this application are true to the best of my/our knowledge and belief. Any person who knowingly and with the intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a frudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Signed at _____________________________on _________________
           City                State            Date

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Owner's Signature
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Joint Owner's Signature (If Any)
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Annuitant's Signature  (If Different from Owner)

17

Registered Representative: Do you have reason to believe the annuity applied for will replace any life insurance or annuity contract with us or any other company? |_| Yes |_| No

Please check one of the following boxes (contact your home office for more information). Once selected, an option may not be changed. [|_| Option A |_| Option B |_| Option C ]

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Witness (Licensed Registered Representative)
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Print or Type Name of Registered Representative/Code
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Print or Type Name of Broker/Dealer
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Branch Office/Telephone Number/Code

Mail completed application and any additional required forms to the Annuity Service Center address shown on Page 1.

Exhibit (6)(a) Articles of Incorporation

RESTATED ARTICLES OF INCORPORATION
OF
TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY


                                     I

          The name of this Corporation is TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY. The location of the home office of the Corporation is NationsBank Corporate Center, 100 N. Tryon Street, Suite 2500, Charlotte, Mecklenburg County, North Carolina, 28202-4004.

                                    II

          The period of duration of the Corporation shall be perpetual.

                                    III

          The address of the registered office of the Corporation is NationsBank Corporate Center, 100 N. Tryon Street, Suite 2500, Charlotte, Mecklenburg County, North Carolina, 28202-4004, and the name of the registered agent of the Corporation at such address is William E. Simms. The Corporation may have one or more branch offices and places of business either in the State of North Carolina or in any other state.

                                    IV

          The purposes for which this Corporation is organized are:

          1. To write and issue as a stock company insurance upon the lives of human beings and every insurance appertaining thereto, including, but not limited to, the granting of endowment benefits; additional benefits in the event of death by accident or accidental means; additional benefits operating to safeguard the contract from lapse, or to provide a special surrender value, in the event of total and permanent disability of the insured, including industrial sick benefit; and the optional modes of settlement of proceeds;

          2. To write and issue all agreements to make periodical payments, whether in fixed or variable dollar amounts, or both, at specified intervals;

          3. To writer and issue insurance against death or personal injury by accident or by any specified kinds of accident and insurance against sickness, ailment or bodily injury;

          4. To write and issue insurance against disability resulting from sickness, ailment or bodily injury (but not including insurance solely against accidental injury), under any contract that does not give the insurer the option to cancel or otherwise terminate the contract at or after one year from its effective date or renewal date;

          5. To engage in such other kind or kinds of business to the extent necessarily or properly incidental to the kind of insurance business which it is authorized to do in the State of North Carolina and in any other state of the United States of America and other lawful act or activity for which a corporation may be organized under the North Carolina Business Corporation Act.

                                     V

          The Corporation is authorized to issue only one class of stock; and the total number of shares this Corporation is authorized to issue is Fifty Thousand (50,000) share with a par value of $100.00 per share.

                                    VI

          The Corporation shall be authorized to write and issue all such policies of insurance authorized and described in Article IV of the Articles of Incorporation when it shall have obtained a certificate authorizing the issuance of such policies from, and shall have been duly licensed to do business by, the Commissioner of Insurance of the State of North Carolina.

                                    VII

          No holders of stock of the Corporation of any class shall have any preemptive or other right to subscribe for or purchase any part of any new or additional issue of stock of any class of or securities convertible into stock of the Corporation of any class, even though hereafter authorized or whether issued for money, for consideration other than money or by way of a dividend.

                                   VIII

          To the full extent from time to time permitted by law, no person who is serving or who has served as a director of the Corporation shall be personally liable in any action for monetary damages for breach of his or her duty as a director, whether such action is brought by or in the right of the Corporation or otherwise. Neither the amendment or repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article to a director of the Corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or arising prior to such amendment, repeal or adoption.

                                    IX

          The foregoing Restated Articles of Incorporation were approved by the sole shareholder of the Corporation on August 11, 1994.

     (b)                    By-Laws of Transamerica Life Insurance and Annuity
                              Company. 1/

                                  REVISED

                                  BYLAWS

                   Bylaws for the regulation, except as
                   otherwise provided by statute or its
                       Articles of Incorporation, of

             TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY,
                       a North Carolina corporation

                                 ARTICLE I

                       ANNUAL SHAREHOLDERS' MEETING

          The annual meeting of the shareholders of Transamerica Life Insurance and Annuity Company (the "Company") shall be held on the first Tuesday in March of each year, if not a legal holiday, in which case the annual meeting shall be on the next business day following, at 10:00 a.m., for the purpose of electing directors and for the transaction of such other business as may be brought before the meeting.

                                ARTICLE II

                            BOARD OF DIRECTORS

          The number of directors of the Company shall be not less than nine (9) nor more than seventeen (17). The exact number of directors shall be fixed, within the limits specified, by a resolution adopted by the Board of Directors or by the shareholders.

                                ARTICLE III

                          CHIEF EXECUTIVE OFFICER

          The Board of Directors shall from time to time designate one of the officers of the Company to be the Chief Executive Officer.

                                ARTICLE IV

                                  GENERAL

          Except as is expressly set forth herein, this Company shall be governed by the applicable statutes of the North Carolina Business Corporation Act, together with any amendments to said Act as enacted from time to time, as though said statutes had been fully set forth herein.

ARTICLES OF REDOMESTICATION AND RESTATEMENT
OF
                TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY


          The undersigned, TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY (the "Corporation"), hereby submits these Articles of Redomestication and Restatement for the purposes of changing the domicile of the Corporation from the State of California to the State of North Carolina, integrating into one document its original articles of incorporation and all amendments thereto and also for the purpose of amending its articles of incorporation.

          1. The name of the Corporation is TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY. The location of the home office of the Corporation is NationsBank Corporate Center, 100 N. Tryon Street, Suite 2500, Charlotte, Mecklenburg County, North Carolina, 28202-4004.

          2. Attached hereto as an exhibit are the amended and restated articles of incorporation which contain amendments to the articles of incorporation requiring shareholder approval.

          3.  The  amended  and  restated   articles  of  incorporation  of  the
Corporation were adopted by its sole shareholder on the 11th day of August, 1994, in the manner prescribed by law.

          4. The number of shares of the Corporation outstanding at the time of such adoption was 15,000; the number of shares entitled to be cast thereon was 15,000; and the number of votes indisputably represented at the meeting of shareholder was 15,000.

          5. The number of votes cast for the amended and restated articles of incorporation was 15,000. No votes were cast against the amended and restated articles.

          6.   These articles are effective on November 7, 1994.

          Executed on this the 1st day of November, 1994.

               TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

               By:__________________________________
                    Nooruddin Veerjee, President

Exhibit (8) Participation Agreements with Underlying Funds

                             PARTICIPATION AGREEMENT


         THIS AGREEMENT is made this _____ day of ______________ , 1997, by and among The Alger American Fund (the "Trust"), an open-end management investment company organized as a Massachusetts business trust, Fred Alger Management, Inc., an investment adviser organized under the laws of the state of New York ( the "Adviser"), Transamerica Life Insurance Company of New York, a life insurance company organized as a corporation under the laws of the State of New York, (the "Company"), on its own behalf and on behalf of each segregated asset account of the Company set forth in Schedule A, as may be amended from time to time (the "Accounts"), and Fred Alger and Company, Incorporated, a Delaware corporation, the Trust's distributor (the "Distributor").

         WHEREAS, the Trust is registered with the Securities and Exchange Commission (the "Commission") as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and has an effective registration statement relating to the offer and sale of the various series of its shares under the Securities Act of 1933, as amended (the "1933 Act");

         WHEREAS, the Trust and the Distributor desire that Trust shares be used as an investment vehicle for separate accounts established for variable life insurance policies and variable annuity contracts to be offered by life insurance companies which have entered into fund participation agreements with the Trust (the "Participating Insurance Companies");

         WHEREAS, shares of beneficial interest in the Trust are divided into the following series which are available for purchase by the Company for the
Accounts: Alger American Small Capitalization Portfolio, Alger American Growth Portfolio, Alger American Income & Growth Portfolio, Alger American Balanced Portfolio, Alger American MidCap Growth Portfolio, and Alger American Leveraged AllCap Portfolio;

         WHEREAS, the Trust has received an order from the Commission, dated February 17, 1989 (File No. 812-7076), granting Participating Insurance Companies and their separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act, and Rules 6e-2(b)(15) and
6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Portfolios of the Trust to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (the "Shared Funding Exemptive Order");

         WHEREAS, the Company has registered or will register under the 1933 Act certain variable life insurance policies and variable annuity contracts to be issued by the Company under which the Portfolios are to be made available as investment vehicles (the "Contracts");

         WHEREAS, the Company has registered or will register each Account as a unit investment trust under the 1940 Act unless an exemption from registration under the 1940 Act is available and the Trust has been so advised;

         WHEREAS, the Company may contract with an Administrator to perform certain services with regard to the Contracts and, therefore, certain obligations ans services of the Adviser and/or Trust should be directed to the Administrator, as directed by the Company,

         WHEREAS, the Company desires to use shares of the Portfolios indicated on Schedule A as investment vehicles for the Accounts;

         NOW THEREFORE, in consideration of their mutual promises, the parties agree as follows:

                                   ARTICLE I.
                Purchase and Redemption of Trust Portfolio Shares

 1.1. For purposes of this Article I, the Company or its administrator shall be the Trust's agent for the receipt from each account of purchase orders and requests for redemption pursuant to the Contracts relating to each Portfolio, provided that the Company or its administrator notifies the Trust of such purchase orders and requests for redemption by 9:30 a.m. Eastern time on the next following Business Day, as defined in Section 1.3.

 1.2. The Trust shall make shares of the Portfolios available to the Accounts at the net asset value next computed after receipt of a purchase order by the Trust (or its agent), as established in accordance with the provisions of the then current prospectus of the Trust describing Portfolio purchase procedures. The Company or its administrator will transmit order from time to time to the Trust for the purchase and redemption of shares of the Portfolios. The Trustees of the Trust (the "Trustees") may
         refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or if, in the sole discretion of the Trustees acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, such action is deemed in th best interests of the shareholders of such Portfolio.

 1.3. The Company shall pay for the purchase of shares of a Portfolio on behalf of an Account with federal funds to be transmitted by wire to the Trust, with the reasonable expectation of receipt by the Trust by 2:00 p.m. Eastern time on the next Business Day after the Trust (or its agent) receives the purchase order. Upon receipt by the Trust of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Trust for this purpose. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading.

1.4. The Trust will redeem for cash any full or fractional shares of any Portfolio, when requested by the
         Company on behalf of an Account, at the net asset value next computed after receipt by the Trust (or its agent) of the request for redemption, as established in accordance with the provisions of the then current prospectus of the Trust describing Portfolio redemption procedures. The Trust shall make payment for such shares in the manner established from time to time by the Trust. Proceeds of redemption with respect to a Portfolio will be paid to the Company for an Account in federal funds transmitted by wire to the Company by order of the Trust with the reasonable expectation of receipt by the Company by 2:00 p.m. Eastern time on the next Business Day after the receipt by the Trust (or its agent) of the request for redemption. Such payment may be delayed if, for example, the Portfolio's cash position so requires or if extraordinary market conditions exist, but in no event shall payment be delayed for a greater period than is permitted by the 1940 Act. The Trust reserves the right to suspend the right of redemption, consistent with Section 22(e) of the 1940 Act and any rules thereunder.

 1.5. Payments for the purchase of shares of the Trust's Portfolios by the Company under Section 1.3 and payments for the redemption of shares of the Trust's Portfolios under Section 1.4 on any Business Day may be netted against one another for the purpose of determining the amount of any wire transfer.

 1.6. Issuance and transfer of the Trust's Portfolio shares will be by book entry only. Stock certificates will not be issued to the Company or the Accounts. Portfolio Shares purchased from the Trust will be recorded in the appropriate title for each Account or the appropriate subaccount of each Account.

 1.7. The Trust shall furnish, two days before the ex-dividend date, notice to the Company that an income dividend or capital gain distribution will be paid on the shares of any Portfolio of the Trust. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio's shares in additional shares of that Portfolio. The Trust shall notify the Company of the number of shares so issued as payment of such dividends and distributions.

 1.8. The Trust shall calculate the net asset value of each Portfolio on each Business Day, as defined in Section 1.3. The Trust shall make the net asset value per share for each Portfolio available to the Company or its designated agent on a daily basis as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available to the Company by 6:30 p.m. Eastern time each Business Day.

 1.9. The Trust agrees that its Portfolio shares will be sold only to Participating Insurance Companies and their segregated asset accounts, to the Fund Sponsor or its affiliates and to such other entities as may be permitted by Section 817(h) of the Code, the regulations hereunder, or judicial or administrative interpretations thereof. No shares of any Portfolio will be sold directly to the general public. The Company agrees that it will use Trust shares only for the purposes of funding the Contracts through the Accounts listed in Schedule A, as amended from time to time.

 1.10. The Trust agrees that all Participating Insurance Companies shall have the obligations and responsibilities regarding pass-through voting and conflicts of interest corresponding materially to those contained in
         Section 2.9 and Article IV of this Agreement.

                                   ARTICLE II.
                           Obligations of the Parties

 2.1.    The  Trust  shall  prepare  and be  responsible  for  filing  with  the
         Commission and any state regulators requiring such filing all shareholder reports, notices, proxy materials (or similar materials such as voting instruction solicitation materials), prospectuses and statements of additional information of the Trust. The Trust shall bear the costs of registration and qualification of shares of the Portfolios, preparation and filing of the documents listed in this
         Section 2.1 and all taxes to which an issuer is subject on the issuance and transfer of its shares.

 2.2. The Company shall distribute such prospectuses, proxy statements and periodic reports of the Trust to the Contract owners as required to be distributed to such Contract owners under applicable federal or state law.

 2.3. The Trust shall provide such documentation (including a final copy of the prospectus(es) of the Portfolios indicated on Schedule A as set in type or in camera-ready copy) and other assistance as is reasonably necessary in order for the Company to print together in one document the current prospectus for the Contracts issued by the Company and the current prospectus for the Trust. The Trust shall bear the expense of printing copies of its current prospectus that will be distributed to existing Contract owners, and the Company shall bear the expense of printing copies of the Trust's prospectus that are used in connection with offering the Contracts issued by the Company.

2.4. The Trust and the Distributor shall provide (1) at the Trust's expense, one copy of the Trust's current Statement of Additional Information ("SAI") to the Company and to any Contract owner who requests such SAI,
         (2) at the Company's expense, such additional copies of the Trust's current SAI as the Company shall reasonably request and that the Company shall require in accordance with applicable law in connection with offering the Contracts issued by the Company.

 2.5. The Trust, at its expense, shall provide the Company with copies of its proxy material, periodic reports to shareholders and other communications to shareholders in such quantity as the Company shall reasonably require for purposes of distributing to Contract owners. The Trust, at the Company's expense, shall provide the Company with copies of its periodic reports to shareholders and other communications to shareholders in such quantity as the Company shall reasonably request for use in connection  with  offering  the  Contracts  issued by the  Company.
If  requested  by the Company in lieu
         thereof, the Trust shall provide such documentation (including a final copy of the Trust's proxy materials, periodic reports to shareholders and other communications to shareholders, as set in type or in camera-ready copy) and other assistance as reasonably necessary in order for the Company to print such shareholder communications for distribution to Contract owners.

 2.6. The Company agrees and acknowledges that the Distributor is the sole owner of the name and mark "Alger" and that all use of any designation comprised in whole or part of such name or mark under this Agreement shall inure to the benefit of the Distributor. Except as provided in
         Section 2.5, the Company shall not use any such name or mark on its own behalf or on behalf of the Accounts or Contracts in any registration statement, advertisement, sales literature or other materials relating to the Accounts or Contracts without the prior written consent of the Distributor. Upon termination of this Agreement for any reason, the Company shall cease all use of any such name or mark as soon as reasonably practicable.

 2.7. The Company shall furnish, or cause to be furnished, to the Trust or its designee a copy of each
         Contract prospectus and/or statement of additional information describing the Contracts, each report to
         Contract owners, proxy statement, application for exemption or request for no-action letter in which the
         Trust or the Distributor is named contemporaneously with the filing of such document with the
         Commission. The Company shall furnish, or shall cause to be furnished, to the Trust or its designee each piece of sales literature or other promotional material in which the Trust or the Distributor is named, at least five Business Days prior to its use. No such material shall be used if the Trust or its designee reasonably objects to such use within three Business Days after receipt of such material.

 2.8. The Company shall not give any information or make any representations or statements on behalf of the
         Trust or concerning the Trust or the Distributor in connection with the sale of the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Trust shares (as such registration statement and prospectus may be amended or supplemented from time to time), annual and semi-annual reports of the Trust, Trust-sponsored proxy statements, or in sales literature or other promotional material approved by the Trust or its designee, except as required by legal process or regulatory authorities or with the prior written permission of the Trust, the Distributor or their respective designees. The Trust and the Distributor agree to respond to any request for approval on a prompt and timely  basis.
The Company  shall adopt and implement
         procedures reasonably designed to ensure that "broker only" materials including information therein about the Trust or the Distributor are not distributed to existing or prospective Contract owners.

 2.9. The Trust shall use its best efforts to provide the Company, on a timely basis, with such information about the Trust, the Portfolios and the Distributor, in such form as the Company may reasonably require, as the Company shall reasonably request in connection with the preparation of registration statements, prospectuses and annual and semi-annual reports pertaining to the Contracts.

 2.10. The Trust and the Distributor shall not give, and agree that no affiliate of either of them shall give, any information or make any representations or statements on behalf of the Company or concerning the
         Company, the Accounts or the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Contracts (as such registration statement and prospectus may be amended or supplemented  from time to time),  or in materials  approved by
         the Company for distribution including sales literature or other promotional materials, except as required by legal process or regulatory authorities or with the prior written permission of the
         Company. The Company agrees to respond to any request for approval of a prompt and timely basis.

 2.11. So long as, and to the extent that, the Commission interprets the 1940 Act to require pass-through voting privileges for Contract owners, the Company will provide pass-through voting privileges to
         Contract owners whose cash values are invested, through the registered Accounts, in shares of one or more Portfolios of the Trust. The Trust shall require all Participating Insurance Companies to calculate voting privileges in the same manner and the Company shall be responsible for assuring that the Accounts calculate voting privileges in the manner established by the Trust. With respect to each registered Account, the Company will vote shares of each Portfolio of the Trust held by a registered
         Account and for which no timely voting instructions from Contract owners are received in the same proportion as those shares for which voting instructions are received. The Company and its agents will in no way recommend or oppose or interfere with the solicitation of proxies for Portfolio shares held to fund the Contacts without the prior written consent of the Trust, which consent may be withheld in the
         Trust's sole discretion. The Company reserves the right, to the extent permitted by law, to vote shares held in any Account in its sole discretion.

2.12. The Company and the Trust will each provide to the other information about the results of any regulatory examination relating to the Contracts or the Trust, including relevant portions of any "deficiency letter" and any response thereto.

2.13. No compensation shall be paid by the Trust to the Company, or by the Company to the Trust, under this Agreement (except for specified expense reimbursements). However, nothing herein shall prevent the parties hereto from otherwise agreeing to perform, and arranging for appropriate compensation for, other services relating to the Trust, the Accounts or both.

                                  ARTICLE III.
                         Representations and Warranties

 3.1. The Company represents and warrants that it is an insurance company duly organized and in good standing under the laws of the State of New York and that it has legally and validly established each Account as a segregated asset account under such law as of the date set forth in Schedule A, and that _________________________________, the principal underwriter for the Contracts, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member in good standing of the National Association of Securities Dealers, Inc.

 3.2. The Company represents and warrants that it has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act and cause each Account to remain so registered to serve as a segregated asset account for the Contracts, unless an exemption from registration is available.

 3.3. The Company represents and warrants that the Contracts will be registered under the 1933 Act unless an exemption from registration is available prior to any issuance or sale of the Contracts; the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws; and the sale of the Contracts shall comply in all material respects with state insurance law suitability requirements.

 3.4. The Trust represents and warrants that it is duly organized and validly existing under the laws of the Commonwealth of Massachusetts and that it does and will comply in all material respects with the 1940 Act and the rules and regulations thereunder.

3.5. The Trust and the Distributor represent and warrant that the Portfolio shares offered and sold pursuant to this Agreement will be registered under the 1933 Act and sold in accordance with all applicable federal and state laws, and the Trust shall be registered under the 1940 Act prior to and at the time of any issuance or sale of such shares. The Trust shall amend its registration statement under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Trust shall register and qualify its shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Trust.

 3.6. The Trust and Adviser represent and warrant that the investments of each Portfolio complies and will comply with the diversification requirements for variable annuity, endowment or life insurance contracts set forth in Section 817(h) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations thereunder, including without limitation Treasury Regulation 1.817-5, and will notify the Company immediately upon having a reasonable basis for believing any Portfolio has ceased to comply or might not so comply and will immediately take all reasonable steps to adequately diversify the Portfolio to achieve compliance within the grace period afforded by Regulation 1.817-5.

 3.7. The Trust and Adviser represent and warrant that each Portfolio is currently qualified as a "regulated investment company" under Subchapter M of the Code, that such qualification will be maintained and the Trust or the Adviser will notify the Company immediately upon having a reasonable basis for believing it has ceased to so qualify or might not so qualify in the future.

 3.8. The Trust represents and warrants that it, its directors, officers, employees and others dealing with the money or securities, or both, of a Portfolio shall at all times be covered by a blanket fidelity bond or similar coverage for the benefit of the Trust in an amount not less than the minimum coverage required by Rule 17g-1 or other applicable regulations under the 1940 Act. Such bond shall include coverage for larceny and embezzlement and be issued by a reputable bonding company.

 3.9. The Distributor represents that it is duly organized and validly existing under the laws of the State of Delaware and that it is registered, and will remain registered, during the term of this Agreement, as a broker-dealer under the Securities Exchange Act of 1934 and is a member in good standing of the National Association of Securities Dealers, Inc.

                                   ARTICLE IV.
                               Potential Conflicts

4.1. The parties acknowledge that a Portfolio's shares may be made available for investment to other
         Participating Insurance Companies. In such event, the Trustees wil monitor the Trust for the existence
         of  any  material   irreconcilable   conflict  between  the  interests
 of  the  contract  owners  of  all
         Participating Insurance Companies. A material irreconcilable conflict may arise for a variety of reasons,  including:  (a) an  action  by  any  state  insurance regulatory  authority;  (b) a  change  in
         applicable federal or state insurance, tax or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or
         securities  regulatory   authorities;   (c)  an  administrative  or
judicial  decision  in  any  relevant
         proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners;
         or (f) a decision by an insurer to disregard the voting instructions of contract owners. The Trust shall promptly inform the Company of any determination by the Trustees that a material irreconcilable conflict exists and of the implications thereof.

4.2. The Company agrees to report promptly any potential or existing conflicts of which it is aware to the Trustees. The Company will assist the Trustees in carrying out their responsibilities under the Shared Funding Exemptive Order by providing the Trustees with all information reasonably necessary for and requested by the Trustees to consider any issues raised including, but not limited to, information as to a decision by the Company to disregard Contract owner voting instructions. All communications from the Company to the Trustees may be made in care of the Trust.

 4.3. If it is determined by a majority of the Trustees, or a majority of the disinterested Trustees, that a material irreconcilable conflict exists that affects the interests of contract owners, the Company shall,  in  cooperation  with other  Participating  Insurance
Companies  whose  contract  owners are also
         affected, at its own expense and to the extent reasonably practicable (as determined by the Trustees)
         take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, which steps could include: (a) withdrawing the assets allocable to some or all of the Accounts from the Trust or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Trust, or submitting the question of whether or not such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; and (b) establishing a new registered management investment company or managed separate account.

 4.4. If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Trust's election, to withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees. Any such withdrawal and termination must take place within six (6) months after the Trust gives written notice that this provision is being implemented. Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

4.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account within six (6) months after the Trustees inform the Company in writing that the Trust has determined that such decision has created a material irreconcilable conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees. Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

  4.6. For purposes of Section 4.3 through 4.6 of this Agreement, a majority of the disinterested Trustees shall determine whether any proposed action adequately remedies any material irreconcilable conflict, but in no event will the Trust be required to establish a new funding medium for any Contract. The
         Company shall not be required to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the material irreconcilable conflict. In the event that the Trustees determine that any proposed action does not adequately remedy any material irreconcilable conflict, then the Company will withdraw the Account's investment in the Trust and terminate this Agreement within six (6 months after the Trustees inform the
         Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested Trustees.

 4.7. The Company shall at least annually submit to the Trustees such reports, materials or data as the Trustees may reasonably request so that the Trustees may fully carry out the duties imposed upon them by the Shared Funding Exemptive Order, and said reports, materials and data shall be submitted more frequently if reasonably deemed appropriate by the Trustees.

 4.8. If and to the extent that Rule 6e-3(T) is amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rule 6e-3(T), as amended, or Rule 6e-3, as adopted, to the extent such rules are applicable.




                                   ARTICLE V.
                                 Indemnification

 5.1. Indemnification By the Company. The Company agrees to indemnify and hold harmless the Adviser,
         ---------------------------------
         Distributor, the Trust and each of its Trustees, officers, employee and agents and each person, if any, who controls the Trust within the meaning of Section 15 of the 1933
 Act  (collectively,  the  "Indemnified
         Parties" for purposes of this Section 5.1) against any and all losses, claims, damages, liabilities
         (including amounts paid in settlement with the written consent of the Company, which consent shall not be unreasonably withheld) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses are related to the sale or acquisition of the Contracts or Trust shares and:

         (a) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact  contained in a  registration  statement o
 prospectus  for the Contracts or in the
                  Contracts  themselves  or in sales  literature  generated or approved by the Company on behalf of
                  the  Contracts  or  Accounts  (or  any   amendment  or
  supplement  to  any  of  the   foregoing)
                  (collectively,  "Company  Documents"  for the purposes of
this Article V), or arise out of or are
                  based upon the omission or the alleged  omission to state
 therein a material fact required to be
                  stated therein or necessary to make the  statements  therein not  misleading,  provided that this
                  indemnity  shall not apply as to any  Indemnified  Party if such  statement  or  omission or such
                  alleged  statement or omission was made in reliance upon and was accurately  derived from written
                  information  furnished  to the Company by or on behalf of the
 Trust for use in Company  Documents
                  or otherwise for use in connection with the sale of the
Contracts or Trust shares; or

         (b) arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Trust Documents as defined in Section 5.2(a)) or wrongful conduct of the Company or persons under its control, with respect to the sale or acquisition of the Contracts or Trust shares; or

         (c) arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Trust Documents as defined in Section 5.2(a) or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Trust by or on behalf of the Company; or

         (d) arise out of or result from any failure by the Company or administrator to provide the services or furnish the materials required under the terms of this Agreement; or

         (e) arise out of or result from any material breach of any representation and/or warranty made by the Company or administrator in this Agreement or arise out of or result from any other material breach of this Agreement by the Company or administrator; or

         (f) arise out of or result from the provision by the Company or administrator to the Trust of insufficient or incorrect information regarding the purchase or sale of shares of any Portfolio, or the failure of the Company or administrator to provide such information on a timely basis.

 5.2. Indemnification by the Distributor. The Distributor, Adviser and Trust each jointly and severally agree
         ------------------------------------
         to indemnify and hold harmless the Company and each of its directors, officers, employees, and agents and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act
         (collectively,  the  "Indemnified  Parties"  for the  purposes of this
 Section  5.2)  against any and all
         losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Distributor,  which consent shall not be unreasonably  withheld)
or expenses (including the reasonable
         costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified
         Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses are related to the sale or acquisition of the Contracts or Trust shares and:
         (a) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Trust (or any amendment or supplement thereto) (collectively, "Trust Documents" for the purposes of this Article V), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the
                  statements   therein  not   misleading,   provided  that  this
                  indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to the Adviser, Distributor or the Trust by or on behalf of the Company for use in Trust Documents or otherwise for use in connection with the sale of the Contracts or Trust shares and; or

         (b) arise out of or result from statements or representations (other than statements or representations contained in and accurately derived form Company Documents) or wrongful conduct of the Adviser, Distributor or persons under their control, with respect to the sale or acquisition of the Contracts or Portfolio shares; or

         (c) arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Company Documents or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Company by or on behalf of the Trust, Adviser or Distributor; or

         (d) arise out of or result from any failure by the Adviser, Distributor or the Trust to provide the services or furnish the materials required under the terms of this Agreement; or

         (e) arise out of or result from any material breach of any representation and/or warranty made by the Adviser, Distributor or the Trust in this Agreement ( including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and subchapter M requirements specified in Article III ) or arise out of or result from any other material breach of this Agreement by the Adviser Distributor or the Trust; or

         (f) arise out of or result from the materially incorrect or materially untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate.

 5.3. None of the Company, the Adviser, the Trust or the Distributor shall be liable under the indemnification provisions of Sections 5.1 or 5.2, as applicable, with respect to any Losses incurred or assessed against an Indemnified Party that arise from such Indemnified Party's willful misfeasance, bad faith or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

 5.4. None of the Company, the Adviser, Trust or the Distributor shall be liable under the indemnification provisions of Sections 5.1 or 5.2, as applicable, with respect to any claim made against an Indemnified party unless such Indemnified Party shall have notified the other party in writing within a reasonable time after the summons, or other first written notification, giving information of the nature of the claim shall have been served upon or otherwise received by such Indemnified Party (or after such
         Indemnified Party shall have received notice of service upon or other notification to any designated agent), but failure to notify the party against whom indemnification is sought of any such claim shall not relieve that party from any liability which it may have to the Indemnified Party in the absence of
         Sections 5.1 and 5.2.

 5.5. In case any such action is brought against an Indemnified Party, the indemnifying party shall be entitled to participate, at its own expense, in the defense of such action. The indemnifying party also shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the party named in the action. After notice from the indemnifying party to the Indemnified Party of an election to assume such defense, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the indemnifying party will not be liable to the Indemnified Party under this
         Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.



                                   ARTICLE VI.
                                   Termination

 6.1. This Agreement shall terminate:

         (a) at the option of any party upon 60 days advance written notice to the other parties, unless a shorter time is agreed to by the parties;

         (b) at the option of the Trust or the Distributor if the Contracts issued by the Company cease to qualify as annuity contracts or life insurance contracts, as applicable, under the Code or if the Contracts are not registered, issued or sold in accordance with applicable state and/or federal law; or

         (c) at the option of any party upon a determination by a majority of the Trustees of the Trust, or a majority of its disinterested Trustees, that a material irreconcilable conflict exists; or

         (d) at the option of the Company upon institution of formal proceedings against the Trust or the Distributor by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding the Trust's or the Distributor's duties under this Agreement or related to the sale of Trust shares or the operation of the Trust; or

         (e) at the option of the Company if the Trust or a Portfolio fails to meet the diversification requirements specified in Section
                  3.6 hereof; or

         (f) at the option of the Company if shares of the Series are not reasonably available to meet the requirements of the Variable Contracts issued by the Company, as determined by the Company, and upon prompt notice by the Company to the other parties; or

         (g) at the option of the Company in the event any of the shares of the Portfolio are not registered, issued or sold in accordance with applicable state and/or federal law, or such law precludes the use of such shares as the underlying investment media of the Variable Contracts issued or to be issued by the Company; or

         (h) at the option of the Company, if the Portfolio fails to qualify as a Regulated Investment Company under Subchapter M of the Code; or

         (i) at the option of the Distributor if it shall determine in its sole judgment exercised in good faith, that the Company and/or its affiliated companies has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity.

 6.2. Notwithstanding any termination of this Agreement, the Trust shall, at the option of the Company, continue to make available additional shares of any Portfolio and redeem shares of any Portfolio pursuant to the terms and conditions of this Agreement for all Contracts in effect on the effective date of termination of this Agreement.

 6.3. The provisions of Article V shall survive the termination of this Agreement, and the provisions of Articles I,II,III,IV, and VII and shall survive the termination of this Agreement as long as shares of the Trust are held on behalf of Contract owners in accordance with
         Section 6.2.


                                  ARTICLE VII.
                                     Notices

         Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.


                  If to the Trust, its Adviser, or its Distributor:

                  Fred Alger Management, Inc.
                  30 Montgomery Street
                  Jersey City, NJ 07302
                  Attn:  Gregory S. Duch

                  If to the Company:


                  Transamerica Life Insurance Company of New York
                  Corporate Secretary
                  100 Manhattanville Rd.
                  Purchase, NY 10577


                                  ARTICLE VIII.
                                  Miscellaneous

 8.1. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

 8.2. This Agreement may be executed in two or more counterparts, each of which taken together shall constitute one and the same instrument.

 8.3. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

 8.4. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York. It shall also be subject to the provisions of the federal securities laws and the rules and regulations thereunder and to any orders of the Commission granting exemptive relief therefrom and the conditions of such orders. Copies of any such orders shall be promptly forwarded by the Trust to the Company.

 8.5. All liabilities of the Trust arising, directly or indirectly, under this Agreement, of any and every nature whatsoever, shall be satisfied solely out of the assets of the Trust and no Trustee, officer, agent or holder of shares of beneficial interest of the Trust shall be personally liable for any such liabilities.

 8.6. Each party shall cooperate with each other party and all appropriate governmental authorities (including without limitation the Commission, the National Association of Securities Dealers, Inc. and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

 8.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

 8.8. This Agreement shall not be exclusive in any respect.

 8.9. Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written approval of the other party.

8.10. No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties.

8.11. Each party hereto shall, except as required by law or otherwise permitted by this Agreement, treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto, and shall not disclose such confidential information without the written consent of the affected party unless such information has become publicly available.





















         IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Participation Agreement as of the date and year first above written.


                                            Fred Alger and Company, Incorporated


                                            By:________________________________
                                            Name:
                                            Title:


                             The Alger American Fund


                                            By:_________________________________
                                            Name:
                                            Title:


                            Transamerica  Life Insurance Company of New York
                                         By:___________________________________
                                            Name:
                                            Title:

















                                   SCHEDULE A


The Alger American Fund:

         Alger American Growth Portfolio

         Alger American Leveraged AllCap Portfolio

         Alger American Income & Growth Portfolio

33

S:\DEPT550\DREW\AGREEMEN\PART-AGR.TR2






                             PARTICIPATION AGREEMENT


                                      AMONG


                TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY,


                   TRANSAMERICA SECURITIES SALES CORPORATION,


                         ALLIANCE CAPITAL MANAGEMENT LP


                                       AND


                        ALLIANCE FUND DISTRIBUTORS, INC.


                                   DATED AS OF


                                DECEMBER 15, 1997

6

                             PARTICIPATION AGREEMENT


         THIS AGREEMENT, made and entered into as of the 15th day of December 1997 ("Agreement"), by and among Transamerica Life Insurance and Annuity Company, a North Carolina life insurance company ("Insurer") (on behalf of itself and its "Separate Account," defined below); Transamerica Securites Sales Corporation, a Maryland corporation ("Contracts Distributor"), the principal underwriter with respect to the Contracts referred to below; Alliance Capital Management L.P., a Delaware limited partnership ("Adviser"), the investment adviser of the Fund referred to below; and Alliance Fund Distributors, Inc., a Delaware, corporation ("Distributor"), the Fund's principal underwriter (collectively, the "Parties"),

                                WITNESSETH THAT:


         WHEREAS Insurer, the Distributor, and Alliance Variable Products Series Fund, Inc. (the "Fund") desire that shares of the Fund's Premier Growth and Growth and Income (the "Portfolios"; reference herein to the "Fund" includes reference to each Portfolio to the extent the context requires) be made available by Distributor to serve as underlying investment media for those combination fixed and variable annuity contracts of Insurer that are the subject of Insurer's Form N-4 registration statement filed with the Securities and Exchange Commission (the "SEC"), File No. 333-9745 (the "Contracts"), to be offered through Contracts Distributor and other registered broker-dealer firms as agreed to by Insurer and Contracts Distributor; and

         WHEREAS the Contracts provide for the allocation of net amounts received by Insurer to separate series (the "Divisions"; reference herein to the "Separate Account" includes reference to each Division to the extent the context requires) of the Separate Account for investment in the shares of corresponding Portfolios of the Fund that are made available through the Separate Account to act as underlying investment media,

         WHEREAS the Insurer may contract with an administrator (the "Administrator") to perform certain services with respect to the Contracts and, therefore, certain obligations of the Adviser may be directed to such Administrator, if the Insurer so directs the Adviser;

         NOW, THEREFORE, in consideration of the mutual benefits and promises contained herein, the Fund and Distributor will make shares of the Portfolios available to Insurer for this purpose at net asset value and with no sales charges, all subject to the following provisions:


                        Section 1. Additional Portfolios



         The Fund has and may, from time to time, add additional Portfolios, which will become subject to this Agreement, if, upon the written consent of each of the Parties hereto, they are made available as investment media for the Contracts.


                       Section 2. Processing Transactions


         2.1      Timely Pricing and Orders.
         The Adviser or its designated agent will provide closing net asset value, dividend and capital gain information for each Portfolio to Insurer or its Administrator, as directed by Insurer, at the close of trading on each day (a "Business Day") on which the New York Stock Exchange is open for regular trading. The Fund or its designated agent will use its best efforts to provide this information by 6:00 p.m., Eastern time. Insurer will use these data to calculate unit values, which in turn will be used to process transactions that receive that same Business Day's Separate Account Division's unit values. Such Separate Account processing will be done the same evening, and corresponding orders with respect to Fund shares will be placed the morning of the following Business Day. Insurer will use its best efforts to place such orders with the Fund by 10:00 a.m., Eastern time.

         If the Adviser provides material incorrect share net asset value information, the Adviser shall make an adjustment to the number of shares purchased or redeemed for the Separate Account to reflect the correct net asset value per share. Any material error in the calculation or reporting of net asset value per share, dividend or capital gains information shall be reported promptly upon discovery to the Insurer.

         2.2      Timely Payments.
         Insurer or its Administrator will transmit orders for purchases and redemptions of Fund shares to Distributor, and will wire payment for net purchases to a custodial account designated by the Fund on the day the order for Fund shares is placed, to the extent practicable. Payment for net redemptions will be wired by the Fund to an account designated by Insurer on the same day as the order is placed, to the extent practicable, and in any event be made within six calendar days after the date the order is placed in order to enable Insurer to pay redemption proceeds within the time specified in Section 22(e) of the Investment Company Act of 1940, as amended (the "1940 Act").

         2.3      Applicable Price.
         The Parties agree that Portfolio share purchase and redemption orders resulting from Contract owner purchase payments, surrenders, partial withdrawals, routine withdrawals of charges, or other transactions under Contracts will be executed at the net asset values as determined as of the close of regular trading on the New York Stock Exchange on the Business Day that Insurer receives such orders and processes such transactions, which, Insurer agrees shall occur not earlier than the Business Day prior to Distributor's receipt of the corresponding orders for purchases and redemptions of Portfolio shares. For the purposes of this section, Insurer and its Administrator shall be deemed to be the agent of the Fund for receipt of such orders from holders or applicants of contracts, and receipt by Insurer shall constitute receipt by the Fund. All other purchases and redemptions of Portfolio shares by Insurer, will be effected at the net asset values next computed after receipt by Distributor of the order therefor, and such orders will be irrevocable. Insurer hereby elects to reinvest all dividends and capital gains distributions in additional shares of the corresponding Portfolio at the record-date net asset values until Insurer otherwise notifies the Fund in writing, it being agreed by the Parties that the record date and the payment date with respect to any dividend or distribution will be the same Business Day. The Adviser shall give Insurer or its Administrator, as directed by Insurer, two Business Days' notice of any distributions.

                          Section 3. Costs and Expenses


         3.1      General.
         Except as otherwise specifically provided herein, each Party will bear all expenses incident to its performance under this Agreement.

         3.2      Registration.
         The Fund will bear the cost of its registering as a management investment company under the 1940 Act and registering its shares under the
Securities Act of 1933, as amended (the "1933 Act"), and keeping such registrations current and effective; including, without limitation, the preparation of and filing with the SEC of Forms N-SAR and Rule 24f-2 Notices respecting the Fund and its shares and payment of all applicable registration or filing fees with respect to any of the foregoing. Insurer will bear the cost of registering the Separate Account as a unit investment trust under the 1940 Act and registering units of interest under the Contracts under the 1933 Act and keeping such registrations current and effective; including, without limitation, the preparation and filing with the SEC of Forms N-SAR and Rule 24f-2 Notices respecting the Separate Account and its units of interest and payment of all applicable registration or filing fees with respect to any of the foregoing.

         3.3      Other (Non-Sales-Related) Expenses.
         The Fund will bear the costs of preparing, filing with the SEC and setting for printing the Fund's prospectus, statement of additional information and any amendments or supplements thereto (collectively, the "Fund Prospectus"), periodic reports to shareholders, Fund proxy material and other shareholder communications and any related requests for voting instructions from Participants (as defined below). Insurer will bear the costs of preparing, filing with the SEC and setting for printing, the Separate Account's prospectus, statement of additional information and any amendments or supplements thereto (collectively, the "Separate Account Prospectus"), any periodic reports to owners, annuitants or participants under the Contracts (collectively, "Participants"), and other Participant communications. The Fund and Insurer each will bear the costs of printing in quantity and delivering to existing Participants the documents as to which it bears the cost of preparation as set forth above in this Section 3.3, it being understood that reasonable cost allocations will be made in cases where any such Fund and Insurer documents are printed or mailed on a combined or coordinated basis. If requested by Insurer, the Fund will provide annual Prospectus text to Insurer on diskette for printing and binding with the Separate Account Prospectus.

         3.4      Other Sales-Related Expenses.
         Expenses of distributing the Portfolio's shares and the Contracts will be paid by Contracts Distributor and other parties, as they shall determine by separate agreement.

         3.5      Parties to Cooperate.
         The Adviser, Insurer, Contracts Distributor, and Distributor each agrees to cooperate with the others, as applicable, in arranging to print, mail and/or deliver combined or coordinated prospectuses or other materials of the Fund and Separate Account.

                           Section 4. Legal Compliance


         4.1      Tax Laws.
         (a) The Adviser represents and warrants that each Portfolio will elect to qualify as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and shall maintain such qualification, and the Adviser or Distributor will notify Insurer immediately upon having a reasonable basis for believing that a Portfolio has ceased to so qualify or that it might not so qualify in the future.

         (b) Insurer represents that it believes, in good faith, that the Contracts will be treated as life insurance or annuity contracts under sections 7702 or 72 of the Code and that it will make every effort to maintain such treatment. Insurer will notify the Fund and Distributor immediately upon having a reasonable basis for believing that any of the Contracts have ceased to be so treated or that they might not be so treated in the future.

         (c) The Adviser represents and warants that it will maintain each Portfolio's compliance with the diversification requirements set forth in
Section 817(h) of the Code and Section 1.817-5(b) of the regulations under the Code, and the Fund, Adviser or Distributor will notify Insurer immediately upon having a reasonable basis for believing that a Portfolio has ceased to so comply or that a Portfolio might not so comply in the future, and they will immediately take all steps to adequately diversify the Portfolio to achieve compliance within the grace period afforded by Treasury Regulation 1.817-5.

         (d) Insurer represents that it believes, in good faith, that the Separate Account is a "segregated asset account" and that interests in the Separate Account are offered exclusively through the purchase of or transfer into a "variable contract," within the meaning of such terms under Section 817(h) of the Code and the regulations thereunder. Insurer will make every effort to continue to meet such definitional requirements, and it will notify the Fund and Distributor immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future.

         (e) The Adviser will manage the Fund as a RIC in compliance with Subchapter M of the Code and with Section 817(h) of the Code and regulations thereunder. The Fund has adopted and will maintain procedures for ensuring that the Fund is managed in compliance with Subchapter M and Section 817(h) and regulations thereunder.

         (f) Should the Distributor or Adviser become aware of a failure of Fund, or any of its Portfolios, to be in compliance with Subchapter M of the Code or Section 817(h) of the Code and regulations thereunder, they represent and agree that they will immediately notify Insurer of such in writing.

         4.2      Insurance and Certain Other Laws.
         (a) The Adviser will use its best efforts to cause the Fund to comply with any applicable state insurance laws or regulations, to the extent specifically requested in writing by Insurer. If it cannot comply, it will so notify Insurer in writing.

         (b) Insurer represents and warrants that (i) it is an insurance company duly organized, validly existing and in good standing under the laws of the State of North Carolina and has full corporate power, authority and legal right to execute, deliver and perform its duties and comply with its obligations under this Agreement, (ii) it has legally and validly established and maintains the Separate Account as a segregated asset account under North Carolina Law, and
(iii) the Contracts comply in all material respects with all other applicable federal and state laws and regulations.

         (c) Insurer and Contracts Distributor represent and warrant that Contracts Distributor is a business corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland and has full corporate power, authority and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         (d) Distributor represents and warrants that it is a business corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has full corporate power, authority and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         (e) Distributor represents and warrants that the Fund is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland and has full power, authority, and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         (f) Adviser represents and warrants that it is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power, authority, and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         4.3      Securities Laws.
         (a) Insurer represents and warrants that (i) interests in the Separate Account pursuant to the Contracts will be registered under the 1933 Act to the extent required by the 1933 Act and the Contracts will be duly authorized for issuance and sold in compliance with [State] law, (ii) the Separate Account is and will remain registered under the 1940 Act to the extent required by the 1940 Act, (iii) the Separate Account does and will comply in all material respects with the requirements of the 1940 Act and the rules thereunder, (iv) the Separate Account's 1933 Act registration statement relating to the Contracts, together with any amendments thereto, will, at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder, and (v) the Separate Account Prospectus will at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder.

         (b) The Adviser and Distributor represent and warrant that (i) Fund shares sold pursuant to this Agreement will be registered under the 1933 Act to the extent required by the 1933 Act and duly authorized for issuance and sold in compliance with Maryland law, (ii) the Fund is and will remain registered under the 1940 Act to the extent required by the 1940 Act, (iii) the Fund will amend the registration statement for its shares under the 1933 Act and itself under the 1940 Act from time to time as required in order to effect the continuous offering of its shares, (iv) the Fund does and will comply in all material respects with the requirements of the 1940 Act and the rules thereunder, (v) the Fund's 1933 Act registration statement, together with any amendments thereto, will at all times comply in all material respects with the requirements of the 1933 Act and rules thereunder, and (vi) the Fund Prospectus will at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder.

         (c) The Fund will register and qualify its shares for sale in accordance with the laws of any state or other jurisdiction only if and to the extent reasonably deemed advisable by the Fund, Insurer or any other life insurance company utilizing the Fund.

         (d) Distributor and Contracts Distributor each represents and warrants that it is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended, and is a member in good standing of the National Association of Securities Dealers Inc. (the "NASD").

         4.4      Notice of Certain Proceedings and Other Circumstances.
         (a) Distributor or the Fund shall immediately notify Insurer of (i) the issuance by any court or regulatory body of any stop order, cease and desist order, or other similar order with respect to the Fund's registration statement under the 1933 Act or the Fund Prospectus, (ii) any request by the SEC for any amendment to such registration statement or Fund Prospectus, (iii) the initiation of any proceedings for that purpose or for any other purpose relating to the registration or offering of the Fund's shares, or (iv) any other action or circumstances that may prevent the lawful offer or sale of Fund shares in any state or jurisdiction, including, without limitation, any circumstances in which
(x) the Fund's shares are not registered and, in all material respects, issued and sold in accordance with applicable state and federal law or (y) such law precludes the use of such shares as an underlying investment medium of the Contracts issued or to be issued by Insurer. Distributor and the Fund will make every reasonable effort to prevent the issuance of any such stop order, cease and desist order or similar order and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

         (b) Insurer and Contracts Distributor shall immediately notify the Fund of (i) the issuance by any court or regulatory body of any stop order, cease and desist order or similar order with respect to the Separate Account's registration statement under the 1933 Act relating to the Contracts or the Separate Account Prospectus, (ii) any request by the SEC for any amendment to such registration statement or Separate Account Prospectus, (iii) the initiation of any proceedings for that purpose or for any other purpose relating to the registration or offering of the Separate Account interests pursuant to the Contracts, or (iv) any other action or circumstances that may prevent the lawful offer or sale of said interests in any state or jurisdiction, including, without limitation, any circumstances in which said interests are not registered and, in all material respects, issued and sold in accordance with applicable state and federal law. Insurer and Contracts Distributor will make every reasonable effort to prevent the issuance of any such stop order, cease and desist order or similar order and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

         4.5      Insurer to Provide Documents.
         Upon request, Insurer will provide the Fund and the Distributor one complete copy of SEC registration statements, Separate Account Prospectuses, reports, any preliminary and final voting instruction solicitation material, applications for exemptions, requests for no-action letters, and amendments to any of the above, that relate to the Separate Account or the Contracts, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

         4.6      Fund to Provide Documents.
         Upon request, the Fund will provide to Insurer one complete copy of SEC registration statements, Fund Prospectuses, reports, any preliminary and final proxy material, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document with the SEC or other regulatory authorities.


                       Section 5. Mixed and Shared Funding


         5.1      General.
         The Fund has obtained an order exempting it from certain provisions of the 1940 Act and rules thereunder so that the Fund is available for investment by certain other entities, including, without limitation, separate accounts funding variable life insurance policies and separate accounts of insurance companies unaffiliated with Insurer ("Mixed and Shared Funding Order"). The Parties recognize that the SEC has imposed terms and conditions for such orders that are substantially identical to many of the provisions of this Section 5.

         5.2      Disinterested Directors.
         The Fund agrees that its Board of Directors shall at all times consist of directors a majority of whom (the "Disinterested Directors") are not interested persons of Adviser or Distributor within the meaning of Section 2(a)(I 9) of the 1940 Act.

         5.3      Monitoring for Material Irreconcilable Conflicts.
         The Fund agrees that its Board of Directors will monitor for the existence of any material irreconcilable conflict between the interests of the participants in all separate accounts of life insurance companies utilizing the Fund, including the Separate Account. Insurer agrees to inform the Board of Directors of the Fund of the existence of or any potential for any such material irreconcilable conflict of which it is aware. The concept of a "material irreconcilable conflict" is not defined by the 1940 Act or the rules thereunder, but the Parties recognize that such a conflict may arise for a variety of reasons, including, without limitation:

         (a) an action by any state insurance or other regulatory authority;

         (b) a change in applicable federal or state insurance, tax or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax or securities regulatory authorities;

         (c) an administrative or judicial decision in any relevant proceeding;

         (d) the manner in which the investments of any Portfolio are being managed;

         (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract participants or by participants of different life insurance companies utilizing the Fund; or

         (f) a decision by a life insurance company utilizing the Fund to disregard the voting instructions of participants.

         Insurer  will  assist  the  Board  of  Directors  in  carrying  out its responsibilities by providing the Board of Directors with all information reasonably necessary for the Board of Directors to consider any issue raised, including information as to a decision by Insurer to disregard voting instructions of Participants.

         5.4      Conflict Remedies.
         (a) It is agreed that if it is determined by a majority of the members of the Board of Directors or a majority of the Disinterested Directors that a material irreconcilable conflict exists, Insurer and the other life insurance companies utilizing the Fund will, at their own expense and to the extent reasonably practicable (as determined by a majority of the Disinterested Directors), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, which steps may include, but are not limited to:

         (i) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any
                  Portfolio and reinvesting such assets in a different investment medium, including another
                  Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected participants and, as appropriate, segregating the assets of any particular group (e.g., annuity contract owners or participants, life insurance contract owners or all contract owners and participants of one or more life insurance companies utilizing the
                  Fund) that votes in favor of such segregation, or offering to the affected contract owners or participants the option of making such a change; and

         (ii) establishing a new registered investment company of the type defined as a "Management Company" in Section 4(3) of the 1940 Act or a new separate account that is operated as a Management Company.

         (b) If the material irreconcilable conflict arises because of Insurer's decision to disregard Participant voting instructions and that decision represents a minority position or would preclude a majority vote, Insurer may be required, at the Fund's election, to withdraw the Separate Account's investment in the Fund. No charge or penalty will be imposed as a result of such withdrawal. Any such withdrawal must take place within six months after the Fund gives notice to Insurer that this provision is being implemented, and until such withdrawal Distributor and the Fund shall continue to accept and implement orders by Insurer for the purchase and redemption of shares of the Fund.

         (c) If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to Insurer conflicts with the majority of other state regulators, then Insurer will withdraw the Separate Account's investment in the Fund within six months after the Fund's Board of Directors informs Insurer that it has determined that such decision has created a material irreconcilable conflict, and until such withdrawal Distributor and Fund shall continue to accept and implement orders by Insurer for the purchase and redemption of shares of the Fund.

         (d) Insurer agrees that any remedial action taken by it in resolving any material irreconcilable conflict will be carried out at its expense and with a view only to the interests of Participants.

         (e) For purposes hereof, a majority of the Disinterested Directors will determine whether or not any proposed action adequately remedies any material irreconcilable conflict. In no event, however, will the Fund or Distributor be required to establish a new funding medium for any Contracts. Insurer will not be required by the terms hereof to establish a new funding medium for any Contracts if an offer to do so has been declined by vote of a majority of Participants materially adversely affected by the material irreconcilable conflict.

         5.5      Notice to Insurer.
         The Fund will promptly make known in writing to Insurer the Board of Directors' determination of the existence of a material irreconcilable conflict, a description of the facts that give rise to such conflict and the implications of such conflict.

         5.6      Information Requested by Board of Directors.
         Insurer and the Fund will at least annually submit to the Board of Directors of the Fund such reports, materials or data as the Board of Directors may reasonably request so that the Board of Directors may fully carry out the obligations imposed upon it by the provisions hereof, and said reports, materials and data will be submitted at any reasonable time deemed appropriate by the Board of Directors. All reports received by the Board of Directors of potential or existing conflicts, and all Board of Directors actions with regard to determining the existence of a conflict, notifying life insurance companies utilizing the Fund of a conflict, and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board of Directors or other appropriate records, and such minutes or other records will be made available to the SEC upon request.

         5.7      Compliance with SEC Rules.
         If, at any time during which the Fund is serving an investment medium for variable life insurance policies, 1940 Act Rules 6e-3(T) or, if applicable, 6e-2 are amended or Rule 6e-3 is adopted to provide exemptive relief with respect to mixed and shared funding, the Parties agree that they will comply with the terms and conditions thereof and that the terms of this Section 5 shall be deemed modified if and only to the extent required in order also to comply with the terms and conditions of such exemptive relief that is afforded by any of said rules that are applicable.


                             Section 6. Termination


         6.1      Events of Termination.
         Subject to Section 6.4 below,  this  Agreement  will  terminate as to a
Portfolio:

         (a) at the option of Insurer or Distributor upon at least six months advance written notice to the other Parties, or

         (b) at the option of the Fund upon (i) at least sixty days advance written notice to the other parties, and (ii) approval by (x) a majority of the disinterested Directors upon a finding that a continuation of this Contract is contrary to the best interests of the Fund, or (y) a majority vote of the shares of the affected Portfolio in the corresponding Division of the Separate Account (pursuant to the procedures set forth in Section 10 of this Agreement for voting Trust shares in accordance with Participant instructions).

         (c) at the option of the Fund upon institution of formal proceedings against Insurer or Contracts Distributor by the NASD, the SEC, any state insurance regulator or any other regulatory body regarding Insurer's obligations under this Agreement or related to the sale of the Contracts, the operation of the Separate Account, or the purchase of the Fund shares, if, in each case, the Fund reasonably determines that such proceedings, or the facts on which such proceedings would be based, have a material likelihood of imposing material adverse consequences on the Portfolio to be terminated; or

         (d) at the option of Insurer upon institution of formal proceedings against the Fund, Adviser, or Distributor by the NASD, the SEC, or any state insurance regulator or any other regulatory body regarding the Fund's, Adviser's or Distributor's obligations under this Agreement or related to the operation or management of the Fund or the purchase of Fund shares, if, in each case, Insurer reasonably determines that such proceedings, or the facts on which such proceedings would be based, have a material likelihood of imposing material adverse consequences on Insurer, Contracts Distributor or the Division corresponding to the Portfolio to be terminated; or

         (e) at the option of any Party in the event that (i) the Portfolio's shares are not registered and, in all material respects, issued and sold in accordance with any applicable state and federal law or (ii) such law precludes the use of such shares as an underlying investment medium of the Contracts issued or to be issued by Insurer; or

         (f) upon termination of the corresponding Division's investment in the Portfolio pursuant to Section 5 hereof; or

         (g) at the option of Insurer if the Portfolio ceases to qualify as a RIC under Subchapter M of the Code or under successor or similar provisions; or

         (h) at the  option of  Insurer if the  Portfolio  fails to comply  with
Section 817(h) of the Code or with successor or similar provisions; or

         (i) at the option of Insurer if Insurer reasonably believes that any change in a Fund's investment adviser or investment practices will materially increase the risks incurred by Insurer.

         6.2      Funds to Remain Available.
         Except (i) as necessary to implement Participant-initiated transactions, (ii) as required by state insurance laws or regulations, (iii) as required pursuant to Section 5 of this Agreement, or (iv) with respect to any Portfolio as to which this Agreement has terminated, Insurer shall not (x) redeem Fund shares attributable to the Contracts, or (y) prevent Participants from allocating payments to or transferring amounts from a Portfolio that was otherwise available under the Contracts, until, in either case, 90 calendar days after Insurer shall have notified the Fund or Distributor of its intention to do so.

         6.3      Survival of Warranties and Indemnifications.
         All warranties and indemnifications will survive the termination of this Agreement.

         6.4      Continuance of Agreement for Certain Purposes.
         Notwithstanding any termination of this Agreement, the Distributor shall continue to make available shares of the Portfolios pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (the "Existing Contracts"), except as otherwise provided under Section 5 of this Agreement. Specifically, and without limitation, the Distributor shall facilitate the sale and purchase of shares of the Portfolios as necessary in order to process premium payments, surrenders and other withdrawals, and transfers or reallocations of values under Existing Contracts.


             Section 7. Parties to Cooperate Respecting Termination


         The other Parties hereto agree to cooperate with and give reasonable assistance to Insurer in taking all necessary and appropriate steps for the purpose of ensuring that the Separate Account owns no shares of a Portfolio after the Final Termination Date with respect thereto.


                              Section 8. Assignment


         This Agreement may not be assigned by any Party, except with the written consent of each other Party.


                               Section 9. Notices


         Notices and communications required or permitted by Section 2 hereof will be given by means mutually acceptable to the Parties concerned. Each other notice or communication required or permitted by this Agreement will be given to the following persons at the following addresses and facsimile numbers, or such other persons, addresses or facsimile numbers as the Party receiving such notices or communications may subsequently direct in writing:

            Transamerica Life Insurance and Annuity
Company
            Corporate Secretary
            1150 South Olive Street
            Los Angeles, California  90015

            Transamerica Securities Sales Corporation
            Transamerica Center
            1150 South Olive Street
            Los Angeles, California  90015


            Alliance Fund Distributors, Inc.
            1345 Avenue of the Americas
            New York NY 10105
            Attn.: Edmund P. Bergan
            FAX: (212) 969-2290

            Alliance Capital Management L.P.
            1345 Avenue of the Americas
            New York NY 10105
            Attn: Edmund P. Bergan
            FAX: (212) 969-2290

                          Section 10. Voting Procedures


         Subject to the cost allocation procedures set forth in Section 3 hereof, Insurer will distribute all proxy material furnished by the Fund to Participants and will vote Fund shares in accordance with instructions received from Participants. Insurer will vote Fund shares that are (a) not attributable to Participants or (b) attributable to Participants, but for which no instructions have been received, in the same proportion as Fund shares for which said instructions have been received from Participants. Insurer agrees that it will disregard Participant voting instructions only to the extent it would be permitted to do so pursuant to Rule 6e-3 (T)(b)(15)(iii) under the 1940 Act if the Contracts were variable life insurance policies subject to that rule. Other participating life insurance companies utilizing the Fund will be responsible for calculating voting privileges in a manner consistent with that of Insurer, as prescribed by this Section 10.


                         Section 11. Foreign Tax Credits


         The Adviser agrees to consult in advance with Insurer concerning any decision to elect or not to elect pursuant to Section 853 of the Code to pass through the benefit of any foreign tax credits to the Fund's shareholders.


                           Section 12. Indemnification


         12.1     Of Fund, Distributor and Adviser by Insurer.
         (a) Except to the extent provided in Sections 12.1(b) and 12.1(c), below, Insurer agrees to indemnify and hold harmless the Fund, Distributor and Adviser, each of their directors and officers, and each person, if any, who controls the Fund, Distributor or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 12. 1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of Insurer) or actions in respect thereof (including, to the extent reasonable, legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or actions are related to the sale, acquisition, or holding of the Fund's shares and:

 (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Separate Account's 1933 Act registration statement, the Separate Account
          Prospectus, the Contracts or, to the extent prepared by Insurer or Contracts Distributor, sales literature or advertising for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided that this agreement to indemnify shall not apply as to any Indemnified
          Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to Insurer or Contracts Distributor by or on behalf of the Fund, Distributor or Adviser for use in the Separate Account's 1933 Act
          registration statement, the Separate Account Prospectus, the Contracts, or sales literature or advertising (or any amendment or supplement to any of the foregoing);
 or

         (ii) arise out of or as a result of any other statements or representations (other than statements or representations contained in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund, or any amendment or supplement to any of the foregoing, not supplied for use therein by or on behalf of Insurer or Contracts Distributor) or the negligent, illegal or fraudulent conduct of Insurer or Contracts Distributor or persons under their control (including, without limitation, their employee and "Associated Persons," as that term is defined in paragraph (m) of Article I of the NASD's By-Laws), in connection with the sale or distribution of the Contracts or Fund shares; or

         (iii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund, or any amendment or supplement to any of the foregoing, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished to the Fund, Adviser or Distributor by or on behalf of Insurer or Contracts Distributor for use in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund, or any amendment or supplement to any of the foregoing; or

         (iv) arise as a result of any failure by Insurer or Contracts Distributor to perform the obligations, provide the services and furnish the materials required of them under the terms of this Agreement.

         (b) Insurer shall not be liable under this Section 12.1 with respect to any losses, claims, damages, liabilities or actions to which an Indemnified Party would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance by that Indemnified Party of its duties or by reason of that Indemnified Party's reckless disregard of obligations or duties under this Agreement or to Distributor or to the Fund.

         (c) Insurer shall not be liable under this Section 12.1 with respect to any action against an Indemnified Party unless the Fund, Distributor or Adviser shall have notified Insurer in writing within a reasonable time after the summons or other first legal process giving information of the nature of the action shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Insurer of any such action shall not relieve Insurer from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this Section 12. 1. In case any such action is brought against an Indemnified Party, Insurer shall be entitled to participate, at its own expense, in the defense of such action. Insurer also shall be entitled to assume the defense thereof, with counsel approved by the Indemnified Party named in the action, which approval shall not be unreasonably withheld. After notice from Insurer to such Indemnified Party of Insurer's election to assume the defense thereof, the Indemnified Party will cooperate fully with Insurer and shall bear the fees and expenses of any additional counsel retained by it, and Insurer will not be liable to such Indemnified Party under this Agreement for any legal or other expenses subsequently incurred by such Indemnified Party independently in connection with the defense thereof, other than reasonable costs of investigation.

         12.2 Indemnification of Insurer and Contracts Distributor by Adviser and Distributor.
         (a) Except to the extent provided in Sections 12.2(d) and 12.2(e), below, Adviser and Distributor agree to indemnify and hold harmless Insurer and Contracts Distributor, each of their directors and officers, and each person, if any, who controls Insurer or Contracts Distributor within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 12.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of Adviser) or actions in respect thereof (including, to the extent reasonable, legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or actions are related to the sale, acquisition, or holding of the Fund's shares and:

         (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund or, to the extent not prepared by Insurer or Contracts Distributor, sales literature or advertising for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission o the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided that this agreement to indemnify shall not apply as to any Indemnified
                  Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to Distributor, Adviser or the Fund by or on behalf of Insurer or Contracts Distributor for use in the Fund's 1933 Act registration statement,
                  Fund Prospectus, or in sales literature or advertising (or any amendment or supplement to any of the foregoing); or

         (ii) arise out of or as a result of any other statements or representations (other than statements or representations contained in the Separate Account's 1933 Act registration statement, Separate
                  Account Prospectus, sales literature or advertising for the Contracts, or any amendment or supplement to any of the foregoing, not supplied for use therein by or on behalf of Distributor,
                  Adviser, or the Fund) or the negligent, illegal or fraudulent conduct of the Fund, Distributor,
                  Adviser or persons under their control (including, without limitation, their employees and
                  Associated Persons), in connection with the sale or distribution of the Contracts or Fund shares;
                  or

         (iii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Separate Account's 1933 Act registration statement, Separate Account
                  Prospectus, sales literature or advertising covering the Contracts, or any amendment or supplement to any of the foregoing, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished to Insurer or Contracts Distributor by or on behalf of the Fund,
                  Distributor or Adviser for use in the Separate Account's 1933 Act registration statement,
                  Separate Account Prospectus, sales literature or advertising covering the Contracts, or any amendment or supplement to any of the foregoing;

         (iv) arise as a result of any failure by the Fund, Adviser or Distributor to perform the obligations, provide the services and furnish the materials required of them under the terms of this Agreement;

         (v) arise out of or result from any material breach of any representation and/or warranty made by the Adviser or Distributor in this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and Sub-Chapter M qualification requirements specified in Section 4 of this Agreement) or arise out of or result form any other material breach of this Agreement by the Adviser or Distributor; or

          (vi) arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate.

         (b) Except to the extent provided in Sections 12.2(d) and 12.2(e) hereof, Adviser agrees to indemnify and hold harmless the Indemnified Parties from and against any and all losses, claims, damages, liabilities (including amounts paid in settlement thereof with, except as set forth in Section 12.2(c) below, the written consent of Adviser) or actions in respect thereof (including, to the extent reasonable, legal and other expenses) to which the Indemnified Parties may become subject directly or indirectly under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or actions directly or indirectly result from or arise out of the failure of any Portfolio to operate as a regulated investment company in compliance with (i) Subchapter M of the Code and regulations thereunder and (ii) Section 817(h) of the Code and regulations thereunder (except to the extent that such failure is caused by Insurer), including, without limitation, any income taxes and related penalties, rescission charges, liability under state law to Contract owners or Participants asserting liability against Insurer or Contracts Distributor pursuant to the Contracts, the costs of any ruling and closing agreement or other settlement with the Internal Revenue Service, and the cost of any substitution by Insurer of shares of another investment company or portfolio for those of any adversely affected Portfolio as a funding medium for the Separate Account that Insurer deems necessary or appropriate as a result of the noncompliance.

         (c) The written consent of Adviser referred to in Section 12.2(b) above shall not be required with respect to amounts paid in connection with any ruling and closing agreement or other settlement with the Internal Revenue Service.

         (d) Adviser shall not be liable under this Section 12.2 with respect to any losses, claims; damages, liabilities or actions to which an Indemnified Party would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance by that Indemnified Party of its duties or by reason of such Indemnified Party's reckless disregard of its obligations and duties under this Agreement or to Insurer, Contracts Distributor or the Separate Account.

         (e) Adviser shall not be liable under this Section 12.2 with respect to any action against an Indemnified Party unless Insurer or Contracts Distributor shall have notified Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the action shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Adviser of any such action shall not relieve Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this Section 12.2. In case any such action is brought against an Indemnified Party, Adviser will be entitled to participate, at its own expense, in the defense of such action. Adviser also shall be entitled to assume the defense thereof (which shall include, without limitation, the conduct of any ruling request and closing agreement or other settlement proceeding with the Internal Revenue Service), with counsel approved by the Indemnified Party named in the action, which approval shall not be unreasonably withheld. After notice from Adviser to such Indemnified Party of Adviser's election to assume the defense thereof, the Indemnified Party will cooperate fully with Adviser and shall bear the fees and expenses of any additional counsel retained by it, and Adviser will not be liable to such Indemnified Party under this Agreement for any legal or other expenses subsequently incurred by such Indemnified Party independently in connection with the defense thereof, other than reasonable costs of investigation.

         12.3     Effect of Notice.
         Any notice given by the indemnifying Party to an Indemnified Party referred to in Section 12.1(c) or 12.2(e) above of participation in or control of any action by the indemnifying Party will in no event be deemed to be an admission by the indemnifying Party of liability, culpability or responsibility, and the indemnifying Party will remain free to contest liability with respect to the claim among the Parties or otherwise.


                           Section 13. Applicable Law


         This Agreement will be construed and the provisions hereof interpreted under and in accordance with New York law, without regard for that state's principles of conflict of laws.


                      Section 14. Execution in Counterparts


         This  Agreement  may  be  executed   simultaneously   in  two  or  more
counterparts, each of which taken together will constitute one and the same instrument.


                            Section 15. Severability


         If any provision of this Agreement is held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement will not be affected thereby.


                          Section 16. Rights Cumulative


         The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, that the Parties are entitled to under federal and state laws.


                Section 17. Restrictions on Sales of Fund Shares


Insurer agrees that the Fund will be permitted (subject to the other terms of this

         Agreement) to make its shares available to separate accounts of other life insurance companies.


                              Section 18. Headings


         The Table of Contents and headings used in this Agreement are for purposes of reference only and shall not limit or define the meaning of the provisions of this Agreement.

         IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers signing below.

                      TRANSAMERICA LIFE INSURANCE
                      AND ANNUITY COMPANY


   By:
  Name:
 Title:


                      TRANSAMERICA SECURITIES SALES
                      CORPORATION


   By:
  Name:
 Title:


                      ALLIANCE CAPITAL MANAGEMENT LP
                      By:  Alliance Capital Management Corporation,
                                its General Partner


                                       By:
                                      Name:
                                     Title:


                             ALLIANCE FUND DISTRIBUTORS, INC.


                                       By:
                                      Name:
                                     Title:





S:\DEPT550\DREW\AGREEMEN\PART-AGR.TR2


FUND PARTICIPATION AGREEMENT


This Agreement is entered into as of the      day of _________, 1998, between
Transamerica Life Insurance and Annuity Company a life insurance company organized under the laws of the State of North Carolina ("Insurance Company"), and DREYFUS VARIABLE INVESTMENT FUND("Fund").
                                         ----

                                                    ARTICLE I
                                                          DEFINITIONS

1.1 "Act" shall mean the Investment Company Act of 1940, as amended.

1.2 "Board" shall mean the Board of Directors or Trustees, as the case may be, of a Fund, which has the responsibility for management and control of the Fund.

1.3 "Business Day" shall mean any day for which a Fund calculates net asset value per share as described in the Fund's Prospectus.

1.4      "Commission" shall mean the Securities and Exchange Commission.

1.5 "Contract" shall mean a variable annuity or life insurance contract that uses any Participating Fund (as defined below) as an underlying investment medium. Individuals who participate under a group Contract are "Participants."

1.6 "Contractholder" shall mean any entity that is a party to a Contract with a Participating Company (as defined below).

1.7 "Disinterested Board Members" shall mean those members of the Board of a Fund that are not deemed to be "interested persons" of the Fund, as defined by the Act.

1.8 "Dreyfus" shall mean The Dreyfus Corporation and its affiliates, including Dreyfus Service Corporation.

1.9 "Participating Companies" shall mean any insurance company (including Insurance Company) that offers variable annuity and/or variable life insurance contracts to the public and that has entered into an agreement with one or more of the Funds.

1.10 "Participating Fund" shall mean each Fund, including, as applicable, any series thereof, specified in Exhibit A, as such Exhibit may be amended from time to time by agreement of the parties hereto, the shares of which are available to serve as the underlying investment medium for the aforesaid Contracts.

1.11 "Prospectus" shall mean the current prospectus and statement of additional information of a Fund, as most recently filed with the Commission.

1.12 "Separate Account" shall mean Separate Account VA-7, a separate account established by Insurance Company in accordance with the laws of the State of North Carolina.

1.13 "Software Program" shall mean the software program used by a Fund for providing Fund and account balance information including net asset value per share. Such Program may include the Lion System. In situations where the Lion System or any other Software Program used by a Fund is not available, such information may be provided by telephone. The Lion System shall be provided to Insurance Company at no charge.

1.14 "Insurance Company's General Account(s)" shall mean the general account(s) of Insurance Company and its affiliates that invest in a Fund.

                                                   ARTICLE II
                                                 REPRESENTATIONS

2.1 Insurance Company represents and warrants that (a) it is an insurance company duly organized and in good standing under applicable law; (b) it has legally and validly established the Separate Account pursuant to the North Carolina Insurance Code for the purpose of offering to the public certain individual and group variable annuity and life insurance contracts; (c) it has registered the
 Separate Account as a unit investment trust under the Act to serve as the segregated investment account for the
         Contracts; and (d) the Separate Account is eligible to invest in shares of each Participating Fund without such investment disqualifying any Participating Fund as an investment medium for insurance company separate accounts supporting variable annuity contracts or variable life insurance contracts.

2.2 Insurance Company represents and warrants that (a) the Contracts will be described in a registration statement filed under the Securities Act of 1933, as amended ("1933 Act"); (b) the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws; and (c) the sale of the Contracts shall comply in all material respects with state insurance law requirements. Insurance Company agrees to notify each Participating Fund promptly of any investment restrictions imposed by state insurance law and applicable to the Participating Fund.

2.3 Insurance Company represents and warrants that the income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the applicable Contracts, to be credited to or charged against such Separate Account without regard to other income, gains or losses from assets allocated to any other accounts of Insurance Company. Insurance Company represents and warrants that the assets of the Separate Account are and will be kept separate from Insurance
         Company's General Account and any other separate accounts Insurance Company may have, and will not be charged with liabilities from any business that Insurance Company may conduct or the liabilities of any companies affiliated with Insurance Company.

2.4 Each Participating Fund represents that it is registered with the Commission under the Act as an open-end, management investment company and possesses, and shall maintain, all legal and regulatory licenses, approvals, consents and/or exemptions required for the Participating Fund to operate and offer its shares as an underlying investment medium for Participating Companies.

2.5 Each Participating Fund represents that it is currently qualified as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify Insurance Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

2.6 Insurance Company represents and agrees that the Contracts are currently, and at the time of issuance will be, treated as life insurance policies or annuity contracts, whichever is appropriate, under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify each Participating Fund and Dreyfus immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future. Insurance Company agrees that any prospectus offering a Contract that is a "modified endowment contract," as that term is defined in
Section 7702A of the Code, will identify such Contract as a modified endowment contract (or policy).

2.7 Each Participating Fund agrees that its assets shall be managed and invested in a manner that complies with the requirements of Section 817(h) of the Code.

2.8 Insurance Company agrees that each Participating Fund shall be permitted (subject to the other terms of this Agreement) to make its shares available to other Participating Companies and Contractholders.

2.9 Each Participating Fund represents and warrants that any of its directors, trustees, officers, employees, investment advisers, and other individuals/entities who deal with the money and/or securities of the Participating Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Participating Fund in an amount not less than that required by Rule 17g-1 under the Act. The aforesaid Bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.10 Insurance Company represents and warrants that all of its employees and agents who deal with the money and/or securities of each Participating Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage in an amount not less than the coverage required to be maintained by the Participating Fund. The aforesaid Bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

2.11 Insurance Company agrees that Dreyfus shall be deemed a third party beneficiary under this Agreement and may enforce any and all rights conferred by virtue of this Agreement.

                                                   ARTICLE III
                                                   FUND SHARES

3.1 The Contracts funded through the Separate Account will provide for the investment of certain amounts in shares of each Participating Fund.

3.2 Each Participating Fund agrees to make its shares available for purchase at the then applicable net asset value per share by Insurance Company and the Separate Account on each Business Day pursuant to rules of the Commission. Notwithstanding the foregoing, each Participating Fund may refuse to sell its shares to any person, or suspend or terminate the offering of its shares, if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of its
         Board, acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary and in the best interests of the Participating Fund's shareholders.

3.3 Each Participating Fund agrees that shares of the Participating Fund will be sold only to (a) Participating Companies and their separate accounts or
 (b) "qualified  pension or retirement plans" as determined under Section 817(h)
(4) of the Code. Except as otherwise set forth in this Section 3.3, no shares of any Participating Fund will be sold to the general public.

3.4 Each Participating Fund shall use its best efforts to provide closing net asset value, dividend and capital gain information on a per-share basis to Insurance Company by 6:00 p.m. Eastern time on each Business Day. Any material errors in the calculation of net asset value, dividend and capital gain information shall be reported immediately upon discovery to Insurance Company.
 Non-material errors will be corrected in the next Business Day's net asset value per share.

3.5 At the end of each Business Day, Insurance Company will use the information described in Sections 3.2 and 3.4 to calculate the unit values of the Separate Account for the day. Using this unit value, Insurance Company will process the day's Separate Account transactions received by it by the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m. Eastern time) to determine the net dollar amount of each Participating Fund's shares that will be purchased or redeemed at that day's closing net asset value per share. The net purchase or redemption orders will be transmitted to each Participating Fund by Insurance Company by 11:00 a.m. Eastern time on the Business Day next following
Insurance Company's receipt of that information. Subject to Sections 3.6 and 3.8, all purchase and redemption orders for Insurance Company's General Accounts shall be effected at the net asset value per share of each
 Participating  Fund  next  calculated   after  receipt  of  the  order  by  the
         Participating Fund or its Transfer Agent.

3.6 Each Participating Fund appoints Insurance Company as its agent for the limited purpose of accepting orders for the purchase and redemption of Participating Fund shares for the Separate Account. Each Participating Fund will execute orders at the applicable net asset value per share determined as of the close of trading on the day of receipt of such orders by Insurance Company acting as agent ("effective trade date"), provided that the Participating Fund receives notice of such orders by 11:00 a.m. Eastern time on the next following Business Day and, if such orders request the purchase of Participating Fund shares, the conditions specified in Section 3.8, as applicable, are satisfied. A redemption or purchase request that does not satisfy the conditions specified above and in Section 3.8, as applicable, will be effected at the net asset value per share computed on the Business Day immediately preceding the next following Business Day upon which such conditions have been satisfied in accordance with the requirements of this Section and Section 3.8. Insurance Company represents and warrants that all orders submitted by the Insurance Company for execution on the effective trade date shall represent purchase or redemption orders received from Contractholders prior to the close of trading on the New York Stock Exchange on the effective trade date.

3.7 Insurance Company will make its best efforts to notify each applicable Participating Fund in advance of any unusually large purchase or redemption orders.

3.8 If Insurance Company's order requests the purchase of a Participating Fund's shares, Insurance Company will pay for such purchases by wiring Federal Funds to the Participating Fund or its designated custodial account on the day the order is transmitted. Insurance Company shall make all reasonable efforts to transmit to the applicable Participating Fund payment in Federal Funds by 12:00 noon Eastern time on the Business Day the Participating Fund receives the notice of the order pursuant to Section 3.5. Each applicable Participating Fund will execute such orders at the applicable net asset value per share determined as of the close of trading on the effective trade date if the Participating Fund receives payment in Federal Funds by 12:00 midnight Eastern time on the Business Day the Participating Fund receives the notice of the order pursuant to Section 3.5. If payment in Federal Funds for any purchase is not received or is received by a Participating Fund after 12:00 noon Eastern time on such Business Day, Insurance Company shall promptly, upon each applicable Participating Fund's request, reimburse the respective Participating Fund for any charges, costs, fees, interest or other expenses incurred by the Participating Fund in connection with any advances to, or borrowings or overdrafts by, the Participating Fund, or any similar expenses incurred by the Participating Fund, as a result of portfolio transactions effected by the Participating Fund based upon such purchase request. If Insurance Company's order requests the redemption of any Participating Fund's shares valued at or greater than $1 million dollars, the Participating Fund will wire such amount to Insurance Company within seven days of the order.

3.9 Each Participating Fund has the obligation to ensure that its shares are registered with applicable federal agencies at all times.

3.10 Each Participating Fund will confirm each purchase or redemption order made by Insurance Company. Transfer of Participating Fund shares will be by book entry only. No share certificates will be issued to Insurance Company. Insurance Company will record shares ordered from a Participating Fund in an appropriate title for the corresponding account.

3.11 Each Participating Fund shall credit Insurance Company with the appropriate number of shares.

3.12 On each ex-dividend date of a Participating Fund or, if not a Business Day, on the first Business Day thereafter, each Participating Fund shall communicate to Insurance Company the amount of dividend and capital gain, if any, per share. All dividends and capital gains shall be automatically reinvested in additional shares of the applicable Participating Fund at the net asset value per share on the ex-dividend date. Each Participating Fund shall, on the day after the ex-dividend date or, if not a Business Day, on the first Business Day thereafter, notify Insurance Company of the number of shares so issued.

                                                   ARTICLE IV
                                             STATEMENTS AND REPORTS

4.1 Each Participating Fund shall provide monthly statements of account as of the end of each month for all of Insurance Company's accounts by the fifteenth
(15th) Business Day of the following month.

4.2 Each Participating Fund shall distribute to Insurance Company copies of the Participating Fund's Prospectuses, proxy materials, notices, periodic reports and other printed materials (which the Participating Fund customarily provides to its shareholders) in quantities as Insurance Company may reasonably request for distribution to each Contractholder and Participant.

4.3 Each Participating Fund will provide to Insurance Company at least one complete copy of all registration statements, Prospectuses, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Participating Fund or its shares, contemporaneously with the filing of such document with the Commission or other regulatory authorities.

4.4 Insurance Company will provide to each Participating Fund at least one copy of all registration statements, Prospectuses, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or the Separate Account, contemporaneously with the filing of such document with the Commission.

                                                    ARTICLE V
                                                    EXPENSES

5.1 The charge to each Participating Fund for all expenses and costs of the Participating Fund, including but not limited to management fees, administrative expenses and legal and regulatory costs, will be made in the determination of the Participating Fund's daily net asset value per share so as to accumulate to an annual charge at the rate set forth in the Participating Fund's Prospectus. Excluded from the expense limitation described herein shall be brokerage commissions and transaction fees and extraordinary expenses.

5.2 Except as provided in this Article V and, in particular in the next sentence, Insurance Company shall not be required to pay directly any expenses of any Participating Fund or expenses relating to the distribution of its shares. Insurance Company shall pay the following expenses or costs:

         a. Such amount of the production expenses of any Participating Fund materials, including the cost of printing a Participating Fund's Prospectus, or marketing materials for prospective Insurance Company Contractholders and Participants as Dreyfus and Insurance Company shall agree from time to time.

         b. Distribution expenses of any Participating Fund materials or marketing materials for prospective Insurance Company Contractholders and Participants.

         c. Distribution expenses of any Participating Fund materials or marketing materials for Insurance Company Contractholders and Participants.

         Except as provided herein, all other expenses of each Participating Fund shall not be borne by Insurance Company.

                                                   ARTICLE VI
                               6. EXEMPTIVE RELIEF

6.1 Insurance Company has reviewed a copy of (i) the amended order dated December 31, 1997 of the Securities and Exchange Commission under
         Section 6(c) of the Act with respect to Dreyfus Variable Investment Fund and Dreyfus Life and Annuity Index Fund, Inc.; and (ii) the order dated February 5, 1998 of the Securities and Exchange Commission under
         Section 6(c) of the Act with respect to The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Investment Portfolios, and, in particular, has reviewed the conditions to the relief set forth in each related Notice. As set forth therein, if Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund, Inc., The Dreyfus Socially Responsible Growth Fund, Inc. or Dreyfus Investment Portfolios is a Participating Fund, Insurance Company agrees, as applicable, to report any potential or existing conflicts promptly to the respective Board of Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund, Inc., The Dreyfus Socially Responsible Growth Fund, Inc. and/or Dreyfus Investment Portfolios, and, in particular, whenever contract voting instructions are disregarded, and recognizes that it will be responsible for assisting each applicable Board in carrying out its responsibilities under such application. Insurance Company agrees to carry out such responsibilities with a view to the interests of existing Contractholders.

6.2 If a majority of the Board, or a majority of Disinterested Board Members, determines that a material irreconcilable conflict exists with regard to Contractholder investments in a Participating Fund, the Board shall give prompt notice to all Participating Companies and any other Participating Fund. If the Board determines that Insurance Company is responsible for causing or creating said conflict, Insurance Company shall at its sole cost and expense, and to the extent reasonably practicable (as determined by a majority of the Disinterested Board Members), take such action as is necessary to remedy or eliminate the irreconcilable material conflict. Such necessary action may include, but shall not be limited to:

         a. Withdrawing the assets allocable to the Separate Account from the Participating Fund and reinvesting such assets in another Participating Fund (if applicable) or a different investment medium, or submitting the question of whether such segregation should be implemented to a vote of all affected Contractholders; and/or

         b. Establishing a new registered management investment company.

6.3 If a material irreconcilable conflict arises as a result of a decision by Insurance Company to disregard Contractholder voting instructions and said decision represents a minority position or would preclude a majority vote by all Contractholders having an interest in a Participating Fund, Insurance Company may be required, at the Board's election, to withdraw the investments of the Separate Account in that Participating Fund.

6.4 For the purpose of this Article, a majority of the Disinterested Board Members shall determine whether or not any proposed action adequately remedies any irreconcilable material conflict, but in no event will any Participating Fund be required to bear the expense of establishing a new funding medium for any Contract. Insurance Company shall not be required by this Article to establish a new funding medium for any Contract if an offer to do so has been declined by vote of a majority of the
         Contractholders materially adversely affected by the irreconcilable material conflict.

6.5 No action by Insurance Company taken or omitted, and no action by the Separate Account or any Participating Fund taken or omitted as a result of any act or failure to act by Insurance Company pursuant to this Article VI, shall relieve Insurance Company of its obligations under, or otherwise affect the operation of, Article V.

                                                  ARTICLE VII
                                       VOTING OF PARTICIPATING FUND SHARES

7.1 Each Participating Fund shall provide Insurance Company with copies, at no cost to Insurance Company, of the Participating Fund's proxy material, reports to shareholders and other communications to shareholders in such quantity as Insurance Company shall reasonably require for distributing to Contractholders or Participants.

         Insurance Company shall:

         (a) solicit voting instructions from Contractholders or Participants on a timely basis and in accordance with applicable law;

         (b) vote the Participating Fund shares in accordance with instructions received from Contractholders or Participants; and

         (c) vote the Participating Fund shares for which no instructions have been received in the same proportion as Participating Fund shares for which instructions have been received.

         Insurance Company agrees at all times to vote its General Account shares in the same proportion as the Participating Fund shares for which instructions have been received from Contractholders or Participants.
 Insurance Company further agrees to be responsible for assuring that voting the Participating Fund shares for the Separate Account is conducted in a manner consistent with other Participating Companies.

7.2 Insurance Company agrees that it shall not, without the prior written consent of each applicable Participating Fund and Dreyfus, solicit, induce or encourage Contractholders to (a) change or supplement the Participating Fund's current investment adviser or (b) change, modify, substitute, add to or delete from the current investment media for the Contracts.


                                                  ARTICLE VIII
                                          MARKETING AND REPRESENTATIONS

8.1  Each  Participating  Fund or its  underwriter  shall  periodically  furnish
Insurance Company with the following documents, in quantities as Insurance Company may reasonably request:

         a.       Current Prospectus and any supplements thereto; and

         b. Other marketing materials.

         Expenses for the production of such documents shall be borne by Insurance Company in accordance with Section 5.2 of this Agreement.

8.2 Insurance Company shall designate certain persons or entities that shall have the requisite licenses to solicit applications for the sale of Contracts. No representation is made as to the number or amount of Contracts that are to be sold by Insurance Company. Insurance Company shall make reasonable efforts to market the Contracts and shall comply with all applicable federal and state laws in connection therewith.

8.3 Insurance Company shall furnish, or shall cause to be furnished, to each applicable Participating Fund or its designee, each piece of sales literature or other promotional material in which the Participating Fund, its investment adviser or the administrator is named, at least fifteen Business Days prior to its use. No such material shall be used unless the Participating Fund or its designee approves such material. Such approval (if given) must be in writing and shall be presumed not given if
         not received within ten Business Days after receipt of such material. Each applicable Participating Fund or its designee, as the case may be, shall use all reasonable efforts to respond within ten days of receipt.

8.4 Insurance Company shall not give any information or make any representations or statements on behalf of a Participating Fund or concerning a Participating Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or Prospectus of, as may be amended or supplemented from time to time, or in reports or proxy statements for, the applicable Participating Fund, or in sales literature or other promotional material approved by the applicable Participating Fund.

8.5 Each Participating Fund shall furnish, or shall cause to be furnished, to Insurance Company, each piece of the Participating Fund's sales literature or other promotional material in which Insurance Company or the Separate Account is named, at least fifteen Business Days prior to its use. No such material shall be used unless Insurance Company approves such material. Such approval (if given) must be in writing and shall be presumed not given if not received within ten Business Days after receipt of such material. Insurance Company shall use all reasonable efforts to respond within ten days of receipt.

8.6 Each Participating Fund shall not, in connection with the sale of Participating Fund shares, give any information or make any representations on behalf of Insurance Company or concerning Insurance Company, the Separate Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as may be amended or supplemented from time to time, or in published reports for the Separate Account that are in the public domain or approved by Insurance Company for distribution to Contractholders or Participants, or in sales literature or other promotional material approved by
 Insurance Company.

8.7 For purposes of this Agreement, the phrase "sales literature or other promotional material" or words of similar import include, without limitation, advertisements (such as material published, or designed for use, in a newspaper, magazine or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures or other public media), sales literature (such as any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, or reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, registration statements, prospectuses, statements of additional information, shareholder reports and proxy materials, and any other material constituting sales literature or advertising under National Association of Securities Dealers, Inc. rules, the Act or the 1933 Act.

                                                   ARTICLE IX
                                                 INDEMNIFICATION

9.1 Insurance Company agrees to indemnify and hold harmless each Participating Fund, Dreyfus, each respective Participating Fund's investment adviser and sub-investment adviser (if applicable), each respective Participating Fund's distributor, and their respective affiliates, and each of their directors, trustees, officers, employees, agents and each person, if any, who controls or is associated with any of the foregoing entities or persons within the meaning of the 1933 Act (collectively, the
         "Indemnified Parties" for purposes of Section 9.1), against any and all losses, claims, damages or liabilities joint or several (including any investigative,  legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted) for which the Indemnified Parties may become subject, under the
 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect to thereof) (i) aris out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in information furnished by Insurance Company for use in the registration statement or Prospectus or sales literature or advertisements of the respective Participating Fund or with respect to the Separate Account or Contracts, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) arise out of or as a result of conduct, statements or representations (other than statements or representations contained in the Prospectus and sales literature or advertisements of the respective Participating Fund) of Insurance Company or its agents, with respect to the sale and distribution of Contracts for which the respective Participating Fund's shares are an underlying investment; (iii) arise out of the wrongful conduct of Insurance Company or persons under its control with respect to the sale or distribution of the Contracts or the respective Participating Fund's shares; (iv) arise out of Insurance Company's incorrect calculation and/or untimely reporting of net purchase or redemption orders; or (v) arise out of any breach by Insurance Company of a material term of this Agreement or as a result of any failure by Insurance
 Company to provide the services and furnish the materials or to make any payments provided for in this Agreement. Insurance Company will reimburse any Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that with respect to clauses (i) and (ii) above Insurance Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission or alleged omission made in such registration statement, prospectus, sales literature, or advertisement in conformity with written information furnished to Insurance Company by the respective Participating Fund specifically for use therein. This indemnity agreement will be in addition to any liability which Insurance Company may otherwise have.

9.2 Each Participating Fund severally agrees to indemnify and hold harmless Insurance Company and each of its directors, officers, employees, agents and each person, if any, who controls Insurance Company within the meaning of the 1933 Act against any losses, claims, damages or liabilities to which Insurance Company or any such director, officer, employee, agent or controlling person may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (1) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or Prospectus or sales literature or advertisements of the respective Participating Fund; (2) arise out of or are based upon the omission to state in the registration statement or Prospectus or sales literature or advertisements of the respective Participating Fund any material fact required to be stated therein or necessary to make the statements therein not misleading; or (3) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or Prospectus or sales literature or advertisements with respect to the Separate Account or the Contracts and such statements were based on information provided to Insurance Company by the respective Participating Fund; and the respective Participating Fund will reimburse any legal or other expenses reasonably incurred by Insurance Company or any such director, officer, employee, agent or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the respective Participating Fund will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission or alleged omission made in such registration statement, Prospectus, sales literature or advertisements in conformity with written information furnished to the respective Participating Fund by Insurance Company specifically for use therein. This indemnity agreement will be in addition to any liability which the respective Participating Fund may otherwise have.

9.3 Each Participating Fund severally shall indemnify and hold Insurance Company harmless against any and all liability, loss, damages, costs or expenses which Insurance Company may incur, suffer or be required to pay due to the respective Participating Fund's (1) incorrect calculation of the daily net asset value, dividend rate or capital gain distribution rate; (2) incorrect reporting of the daily net asset value, dividend rate or capital gain distribution rate; and (3) untimely reporting of the net asset value, dividend rate or capital gain distribution rate; provided that the respective Participating Fund shall have no obligation to indemnify and hold harmless Insurance Company if the incorrect calculation or incorrect or untimely reporting was the result of incorrect information furnished by Insurance Company or information furnished untimely by Insurance Company or otherwise as a result of or relating to a breach of this Agreement by Insurance Company.

9.4 Promptly after receipt by an indemnified party under this Article of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Article, notify the indemnifying party of the commencement thereof. The omission to so notify the indemnifying party will not relieve the indemnifying party from any liability under this
         Article IX, except to the extent that the omission results in a failure of actual notice to the indemnifying party and such indemnifying party is damaged solely as a result of the failure to give such notice. In case any such action is brought against any indemnified party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, assume the defense thereof, with counsel satisfactory to such indemnified party, and to the extent that the indemnifying party has given notice to such effect to the indemnified party and is performing its obligations under this Article, the indemnifying party shall not be liable for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, other than reasonable costs of investigation. Notwithstanding the foregoing, in any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent.

         A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article IX. The provisions of this Article IX shall survive termination of this Agreement.

9.5 Insurance Company shall indemnify and hold each respective Participating Fund, Dreyfus and sub-investment adviser of the Participating Fund harmless against any tax liability incurred by the Participating Fund under Section 851 of the Code arising from purchases or redemptions by Insurance Company's General Accounts or the account of its affiliates.

                                                    ARTICLE X
                                          COMMENCEMENT AND TERMINATION

10.1 This Agreement shall be effective as of the date hereof and shall continue in force until terminated in accordance with the provisions herein.

10.2     This Agreement shall terminate without penalty:


         a. As to any Participating Fund, at the option of Insurance Company or the Participating Fund at any time from the date hereof upon 180 days' notice, unless a shorter time is agreed to by the respective Participating
 Fund and Insurance Company;

         b. As to any Participating Fund, at the option of Insurance Company, if shares of that Participating Fund are not reasonably available to meet the requirements of the Contracts as determined by Insurance Company. Prompt notice of election to terminate shall be furnished by Insurance Company, said termination to be effective ten days after receipt of notice unless the Participating Fund makes available a sufficient number of shares to meet the requirements of the Contracts within said ten-
                  day period;

         c. As to a Participating Fund, at the option of Insurance Company, upon the institution of formal proceedings against that Participating Fund by the Commission, National Association of Securities Dealers or any other regulatory body, the expected or anticipated ruling, judgment or outcome of which would, in Insurance Company's reasonable judgment, materially impair that Participating Fund's ability to meet and perform the Participating Fund's obligations and duties hereunder. Prompt notice of election to terminate shall be furnished by Insurance Company with said termination to be effective upon receipt of notice;

         d. As to a Participating Fund, at the option of each Participating Fund, upon the institution of formal proceedings against
 Insurance Company by the Commission, National Association of Securities Dealers or any other regulatory body, the expected or anticipated ruling, judgment or outcome of which would, in the Participating Fund's reasonable judgment, materially impair Insurance Company's ability to meet and perform Insurance Company's obligations and duties hereunder. Prompt notice of election to terminate shall be furnished by such Participating Fund with said termination to be effective upon receipt of notice;

         e. As to a Participating Fund, at the option of that Participating Fund, if the Participating Fund shall determine, in its sole judgment reasonably exercised in good faith, that Insurance Company has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity and such material adverse change or material adverse publicity is likely to have a material adverse impact upon the business and operation of that Participating Fund or Dreyfus, such Participating Fund shall notify Insurance Company in writing of such determination and its intent to terminate this Agreement, and after considering the actions taken by Insurance Company and any other changes in circumstances since the giving of such notice, such determination of the Participating Fund shall continue to apply on the sixtieth (60th) day following the giving of such notice, which sixtieth day shall be the effective date of termination;

         f. As to a Participating Fund, upon termination of the Investment Advisory Agreement between that Participating Fund and Dreyfus or its successors unless Insurance Company specifically approves the selection of a new Participating Fund investment adviser. Such Participating Fund shall promptly furnish notice of such termination to Insurance Company;

         g. As to a Participating Fund, in the event that Participating Fund's shares are not registered, issued or sold in accordance with applicabl federal law, or such law precludes the use of such shares as the underlying investment medium of Contracts issued or to be issued by Insurance Company.
 Termination shall be effective immediately as to that Participating Fund only upon such occurrence without notice;

         h. At the option of a Participating Fund upon a determination by its Board in good faith that it is no longer advisable and in the best interests of shareholders of that Participating Fund to continue to operate pursuant to this Agreement. Termination pursuant to this Subsection (h) shall be effective upon notice by such Participating Fund to Insurance Company of such termination;

         i. At the option of a Participating Fund if the Contracts cease to qualify as annuity contracts or life insurance policies, as applicable, under the Code, or if such Participating Fund reasonably believes that the Contracts may fail to so qualify;

         j. At the option of any party to this Agreement, upon another party's breach of any material provision of this Agreement;

         k. At the option of a Participating Fund, if the Contracts are not registered, issued or sold in accordance with applicable federal and/or state law; or

         l. Upon assignment of this Agreement, unless made with the written consent of every other non-assigning party.

         Any such termination pursuant to Section 10.2a, 10.2d, 10.2e, 10.2f or 10.2k herein shall not affect the operation of Article V of this Agreement.
Any termination of this Agreement shall not affect the operation of Article IX of this Agreement.

10.3     Notwithstanding  any termination of this Agreement  pursuant to Section
         10.2 hereof, each Participating Fund and Dreyfus may, at the option of the Participating Fund, continue to make available additional shares of that Participating Fund for as long as the Participating Fund desires pursuant to the terms and conditions of this Agreement as provided below, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, if that Participating Fund and Dreyfus so elect to make additional Participating Fund shares available, the owners of the Existing Contracts or Insurance Company, whichever shall have legal authority to do so, shall be permitted to reallocate investments in that Participating Fund, redeem investments in that Participating Fund and/or invest in that Participating Fund upon the making of additional purchase payments under the Existing Contracts. In the event of a termination of this Agreement pursuant to
         Section 10.2 hereof, such Participating Fund and Dreyfus, as promptly as is practicable under the circumstances, shall notify Insurance Company whether Dreyfus and that Participating Fund will continue to make that Participating Fund's shares available after such termination. If such Participating Fund shares continue to be made available after such termination, the provisions of this Agreement shall remain in effect and thereafter either of that Participating Fund or Insurance Company may terminate the Agreement as to that Participating Fund, as so continued pursuant to this Section 10.3, upon prior written notice to the other party, such notice to be for a period that is reasonable under the circumstances but, if given by the Participating Fund, need not be for more than six months.

10.4 Termination of this Agreement as to any one Participating Fund shall not be deemed a termination as to any other Participating Fund unless Insurance
 Company or such other Participating Fund, as the case may be, terminates this Agreement as to such other Participating Fund in accordance with this Article X.

                                                   ARTICLE XI
                                                   AMENDMENTS

11.1 Any other changes in the terms of this Agreement, except for the addition or deletion of any Participating Fund as specified in Exhibit A, shall be made by agreement in writing between Insurance Company and each respective Participating Fund.

                                                   ARTICLE XII
                                                     NOTICE

12.1 Each notice required by this Agreement shall be given by certified mail, return receipt requested, to the appropriate parties at the following addresses:

         Insurance Company:           Transamerica Life Insurance
                                      and Annuity Company
                                      401 North Tryon Street, Suite 700
                                      Charlotte, NC  28202

         Participating Funds: Dreyfus Variable Investment Fund
                                        c/o Premier Mutual Fund Services, Inc.
                              200 Park Avenue
                              New York, New York  10166
                              Attn:  Vice President and Assistant Secretary

         with copies to:      [Name of Fund]
                              c/o The Dreyfus Corporation
                              200 Park Avenue
                              New York, New York  10166
                              Attn:  Mark N. Jacobs, Esq.
                                         Lawrence B. Stoller, Esq.

                              Stroock & Stroock & Lavan
                              180 Maiden Lane
                                 New York, New York 10038-4982
                                 Attn:  Lewis G. Cole, Esq.
                                            Stuart H. Coleman, Esq.

         Notice shall be deemed to be given on the date of receipt by the addresses as evidenced by the return receipt.

                                                  ARTICLE XIII
      12.
                                                  MISCELLANEOUS

13.1 This Agreement has been executed on behalf of each Fund by the undersigned officer of the Fund in his capacity as an officer of the Fund.
 The obligations of this Agreement shall only be binding upon the assets and property of the Fund and shall not be binding upon any director, trustee, officer or shareholder of the Fund individually. It is agreed that the obligations of the Funds are several and not joint, that no Fund shall be liable for any amount owing by another Fund and that the Funds have executed one instrument for convenience only.


                                                   ARTICLE XIV
                                                       LAW

14.1 This Agreement shall be construed in accordance with the internal laws of the State of North Carolina, without giving effect to principles of conflict of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be duly executed and attested as of the date first above written.

                                                     Transamerica Life Insurance
                                                     And Annuity Company

                                                     By:

                                                     Its:

Attest:_____________________


                          DREYFUS VARIABLE INVESTMENT FUND


                                                     By:

                                                     Its:

Attest:_____________________

                                                          EXHIBIT A

                                                 LIST OF PARTICIPATING FUNDS

N:\BMH\JAS\TRANSAME\PARTAGT.TLI
                               JANUS ASPEN SERIES

                          FUND PARTICIPATION AGREEMENT


         THIS AGREEMENT is made this ____ day of __________, 199_, between JANUS ASPEN SERIES, an open-end management investment company organized as a Delaware business trust (the "Trust"), JANUS CAPITAL CORPORATION (the "Adviser"), a Colorado Corporation and the investment adviser to the Trust, and TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY, a life insurance company organized under the laws of the State of North Carolina (the "Company"), on its own behalf and on behalf of each segregated asset account of the Company set forth on Schedule A, as may be amended from time to time (the "Accounts").

                                                W I T N E S S E T H:

         WHEREAS, the Trust has registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and has registered the offer and sale of its shares under the Securities Act of 1933, as amended (the "1933 Act"); and

         WHEREAS, the Trust desires to act as an investment vehicle for separate accounts established for variable life insurance policies and variable annuity contracts to be offered by insurance companies that have entered into participation agreements with the Trust (the "Participating Insurance Companies"); and

         WHEREAS, the beneficial interest in the Trust is divided into several series of shares, each series representing an interest in a particular managed portfolio of securities and other assets (the "Portfolios"); and

         WHEREAS, the Trust has received an order from the Securities and Exchange Commission granting Participating Insurance Companies and their separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Trust to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies and certain qualified pension and retirement plans (the "Exemptive Order"); and

         WHEREAS, the Company has registered or will register (unless registration is not required under applicable law) certain variable life insurance policies and/or variable annuity contracts under the 1933 Act (the "Contracts"); and

         WHEREAS,   the  Company  has   registered  or  will  register   (unless
registration is not required under applicable law) each Account as a unit investment trust under the 1940 Act; and

                                                       -16-
N:\BMH\JAS\TRANSAME\PARTAGT.TLI
         WHEREAS, the Adviser is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended;

         WHEREAS, the Company desires to utilize shares of one or more Portfolios as an investment vehicle of the Accounts;

         WHEREAS, the Company may contract with an Administrator to perform certain administrative services with regard to the Contracts and Account(s) and, therefore, certain obligations of the Trust and/or Adviser shall be directed to the Administrator, as directed by the Company.

         NOW, THEREFORE, in consideration of their mutual promises, the parties agree as follows:


                                    ARTICLE I
                              Sale of Trust Shares

         1.1 The Trust and the Adviser shall make shares of the Trust's Portfolios available to the Accounts at the net asset value next computed after receipt of such purchase order by the Trust (or its agent), as established in accordance with the provisions of the then current prospectus of the Trust. Shares of a particular Portfolio of the Trust shall be ordered in such quantities and at such times as determined by the Company or its Administrator to be necessary to meet the requirements of the Contracts. The Trustees of the Trust (the "Trustees") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Trustees acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.

         1.2 The Trust will redeem any full or fractional shares of any Portfolio when requested by the Company or its Administrator on behalf of an Account at the net asset value next computed after receipt by the Trust (or its agent) of the request for redemption, as established in accordance with the provisions of the then current prospectus of the Trust.

         1.3 For the purposes of Sections 1.1 and 1.2, the Trust hereby appoints the Company as its agent for the limited purpose of receiving and accepting purchase and redemption orders resulting from investment in and payments under the Contracts. Receipt by the Company shall constitute receipt by the Trust provided that i) such orders are received by the Company in good order prior to the time the net asset value of each Portfolio is priced in accordance with its prospectus and ii) the Trust receives notice of such orders by 11:00 a.m. New York time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading unless the Trust is not required to calculate its net asset value on such a day pursuant to the rules of the Securities and Exchange Commission ("SEC").

         1.4 Purchase orders that are transmitted to the Trust in accordance with Section 1.3 shall be paid for no later than 12:00 noon New York time on the same Business Day that the Trust receives notice of the order. The Trust shall use its best efforts to make payment for redemption orders transmitted to the Trust in accordance with Section 1.3 by 3:00 p.m. New York time on the same Business Day that the Trust receives notice of the order, but in no event shall payment be delayed for a greater period than is permitted by the 1940 Act. Payments shall be made in federal funds transmitted by wire.

         1.5 Issuance and transfer of the Trust's shares will be by book entry only. Stock certificates will not be issued to the Company or the Account. Shares ordered from the Trust will be recorded in the appropriate title for each Account or the appropriate subaccount of each Account.

         1.6 The Trust shall furnish prompt notice to the Company or its Administrator, as specified by the Company, of any income dividends or capital gain distributions payable on the Trust's shares prior to the payment of such dividends. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio's shares in additional shares of that Portfolio. The Trust shall notify the Company or its Administrator, as specified by the Company, of the number of shares so issued as payment of such dividends and distributions prior to the payment of such dividends.

         1.7 The Trust shall make the net asset value per share for each Portfolio available to the Company or its Administrator, as specified by the Company, on a daily basis every Business Day as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 6 p.m. New York time.

         1.8 The Trust and the Adviser agree that the Trust's shares will be sold only to Participating Insurance Companies and their separate accounts and to certain qualified pension and retirement plans to the extent permitted by the Exemptive Order. No shares of any Portfolio will be sold directly to the general public. The Company agrees that Trust shares will be used only for the purposes of funding the Contracts and Accounts listed in Schedule A, as amended from time to time.

         1.9 The Trust and the Adviser agree that all Participating Insurance Companies shall have the obligations and responsibilities regarding pass-through voting and conflicts of interest corresponding to those contained in Section 2.8 and Article IV of this Agreement.

         1.10 If the Trust provides materially incorrect share net asset value information through no fault of the Company, the Company shall be entitled to an adjustment with respect to the Trust shares purchased or redeemed to reflect the correct net asset value per share. The determination of the materiality of any net asset value pricing error shall be based on the SEC's recommended guidelines regarding such errors. The correction of any such errors shall be made at the Company level and shall be made pursuant to the SEC's recommended guidelines. Any material error in the calculation or reporting of net asset value per share, dividend or capital gain information shall be reported promptly upon discovery to the Company.


                                   ARTICLE II
                           Obligations of the Parties

         2.1 The Trust and the Adviser shall prepare and be responsible for filing with the Securities and Exchange Commission and any state regulators requiring such filing all shareholder reports, notices, proxy materials (or similar materials such as voting instruction solicitation materials), prospectuses, statements of additional information, and fund profiles (upon the adoption of Rule 498 under the 1933 Act) of the Trust. The Trust shall bear the costs of registration and qualification of its shares, preparation and filing of the documents listed in this Section 2.1 and all taxes to which an issuer is subject on the issuance and transfer of its shares.

         2.2 At the option of the Company, the Trust shall either (a) provide the Company (at the Company's expense) with as many copies of the current prospectus, annual report, semi-annual report, fund profiles and other shareholder communications, including any amendments or supplements to any of the foregoing, for the Trust's Portfolios in which the Accounts invest, as the Company shall reasonably request; or (b) provide the Company with a camera ready copy of such documents in a form suitable for printing. The Trust shall provide the Company with a copy of its statement of additional information in a form suitable for duplication by the Company. The Trust (at its expense) shall provide the Company with copies of any Trust-sponsored proxy materials in such quantity as the Company shall reasonably require for distribution to Contract owners.

         2.3 The Company shall bear the costs of printing and distributing the Trust's prospectus, statement of additional information, shareholder reports and other shareholder communications to owners of and applicants for policies for which the Trust is serving or is to serve as an investment vehicle. The Company shall bear the costs of distributing proxy materials (or similar materials such as voting solicitation instructions) to Contract owners. The Company assumes sole responsibility for ensuring that such materials are delivered to Contract owners in accordance with applicable federal and state securities laws.

         2.4 The Company agrees and acknowledges that the Adviser is the sole owner of the name and mark "Janus" and that all use of any designation comprised in whole or part of Janus (a "Janus Mark") under this Agreement shall inure to the benefit of the Adviser. Except as provided in Section 2.5, the Company shall not use any Janus Mark on its own behalf or on behalf of the Accounts or Contracts in any registration statement, advertisement, sales literature or other materials relating to the Accounts or Contracts without the prior written consent of the Adviser. Upon termination of this Agreement for any reason, the Company shall cease all use of any Janus Mark(s) as soon as reasonably practicable except with respect to shares of the Trust that continue to be made available to Contract owners in accordance with Section 6.2.

         2.5 The Company shall furnish, or cause to be furnished, to the Trust or its designee, a copy of each Contract prospectus or statement of additional information in which the Trust or the Adviser is named prior to the filing of such document with the Securities and Exchange Commission. The Company shall furnish, or shall cause to be furnished, to the Trust or its designee, each piece of sales literature or other promotional material in which the Trust or the Adviser is named, at least fifteen Business Days prior to its use. No such material shall be used if the Trust or its designee reasonably objects to such use within fifteen Business Days after receipt of such material.

         2.6 The Company shall not give any information or make any representations or statements on behalf of the Trust or concerning the Trust or the Adviser in connection with the sale of the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Trust shares (as such registration statement and prospectus may be amended or supplemented from time to time), reports of the Trust, Trust-sponsored proxy statements, or in sales literature or other promotional material approved by the Trust or its designee, except as required by legal process or regulatory authorities or with the written permission of the Trust or its designee.

         2.7 The Trust and the Adviser shall not give any information or make any representations or statements on behalf of the Company or concerning the Company, the Accounts or the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Contracts (as such registration statement and prospectus may be amended or supplemented from time to time), or in materials approved by the Company for distribution including sales literature or other promotional materials, except as required by legal process or regulatory authorities or with the written permission of the Company.

         2.8 So long as, and to the extent that the Securities and Exchange Commission interprets the 1940 Act to require pass-through voting privileges for variable policyowners, the Company will provide pass-through voting privileges to owners of policies whose cash values are invested, through the Accounts, in shares of the Trust. The Trust shall require all Participating Insurance Companies to calculate voting privileges in the same manner and the Company shall be responsible for assuring that the Accounts calculate voting privileges in the manner established by the Trust. With respect to each Account, the Company will vote shares of the Trust held by the Account and for which no timely voting instructions from policyowners are received as well as shares it owns that are held by that Account, in the same proportion as those shares for which voting instructions are received. The Company and its agents will in no way recommend or oppose or interfere with the solicitation of proxies for Trust shares held by Contract owners without the prior written consent of the Trust, which consent may be withheld in the Trust's sole discretion.

         2.9 The Company shall notify the Trust of any applicable state insurance laws that restrict the Portfolios' investments or otherwise affect the operation of the Trust and shall notify the Trust of any changes in such laws.

                                   ARTICLE III
                         Representations and Warranties

         3.1 The Company represents and warrants that it is an insurance company duly organized and in good standing under the laws of the State of North Carolina and that it has legally and validly established each Account as a segregated asset account under such law.

         3.2 The Company represents and warrants that each Account (1) has been registered or, prior to any issuance or sale of the Contracts, will be registered as a unit investment trust in accordance with the provisions of the 1940 Act or, alternatively (2) has not been registered in proper reliance upon an exclusion from registration under the 1940 Act.

         3.3 The Company represents and warrants that the Contracts or interests in the Accounts (1) are or, prior to issuance, will be registered as securities under the 1933 Act or, alternatively (2) are not registered because they are properly exempt from registration under the 1933 Act or will be offered exclusively in transactions that are properly exempt from registration under the 1933 Act. The Company further represents and warrants that the Contracts will be issued in compliance in all material respects with all applicable federal and state laws and the Company represents and warrants that it will make every effort to see that the Contracts are sold in compliance in all material respects with all applicable federal and state laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements.

         3.4 The Trust and the Adviser represent and warrant that the Trust is duly organized and validly existing under the laws of the State of Delaware.

         3.5 The Trust and the Adviser represent and warrant that the Trust shares offered and sold pursuant to this Agreement will be registered under the 1933 Act and the Trust shall be registered under the 1940 Act prior to any issuance or sale of such shares. The Trust shall amend its registration statement under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Trust shall register and qualify its shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Trust.

         3.6 The Trust and the Adviser represent and warrant that the investments of each Portfolio will comply with the diversification requirements set forth in Section 817(h) of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder, that the Trust and Adviser will notify the Company immediately upon having a reasonable basis for believing that the Trust or any Portfolio has ceased to meet such diversification requirements and will immediately take steps to adequately diversify the Trust and/or Portfolio to achieve compliance within the grace period afforded by Treas. Reg. Section 1.817-5.

         3.7 the Trust and the Adviser represent and warrant that the Trust and each Portfolio is currently qualified as a regulated investment company under Subchapter M of the Code, that they will maintain that qualification and that they will notify the Company immediately upon having a reasonable basis for believing that the Trust has ceased to qualify or may not qualify in the future.


                                   ARTICLE IV
                               Potential Conflicts

         4.1 The parties acknowledge that the Trust's shares may be made available for investment to other Participating Insurance Companies. In such event, the Trustees will monitor the Trust for the existence of any material irreconcilable conflict between the interests of the contract owners of all Participating Insurance Companies. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners; or (f) a decision by an insurer to disregard the voting instructions of contract owners. The Trustees shall promptly inform the Company if they determine that an irreconcilable material conflict exists and the implications thereof.

         4.2 The Company agrees to promptly report any potential or existing conflicts of which it is aware to the Trustees. The Company will assist the Trustees in carrying out their responsibilities under the Exemptive Order by providing the Trustees with all information reasonably necessary for the Trustees to consider any issues raised including, but not limited to, information as to a decision by the Company to disregard Contract owner voting instructions.

         4.3 If it is determined by a majority of the Trustees, or a majority of its disinterested Trustees, that a material irreconcilable conflict exists that affects the interests of Contract owners, the Company shall, in cooperation with other Participating Insurance Companies whose contract owners are also affected, at its expense and to the extent reasonably practicable (as determined by the Trustees) take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, which steps could include: (a) withdrawing the assets allocable to some or all of the Accounts from the Trust or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Trust, or submitting the question of whether or not such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; and (b) establishing a new registered management investment company or managed separate account.

         4.4 If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Trust's election, to withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees. Any such withdrawal and termination must take place within six (6) months after the Trust gives written notice that this provision is being implemented. Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

         4.5 If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account within six (6) months after the Trustees inform the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees. Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

         4.6 For purposes of Sections 4.3 through 4.6 of this Agreement, a majority of the disinterested Trustees shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Company be required to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict. In the event that the Trustees determine that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account's investment in the Trust and terminate this Agreement within six (6) months after the Trustees inform the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested Trustees.

         4.7 The Company shall at least annually submit to the Trustees such reports, materials or data as the Trustees may reasonably request so that the Trustees may fully carry out the duties imposed upon them by the Exemptive Order, and said reports, materials and data shall be submitted more frequently if deemed appropriate by the Trustees.

         4.8 If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Exemptive Order) on terms and conditions materially different from those contained in the Exemptive Order, then the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable.


                                    ARTICLE V
                                 Indemnification

         5.1 Indemnification By the Company. The Company agrees to indemnify and hold harmless the Trust, the Adviser, and each of their Trustees, Directors, officers, employees and agents and each person, if any, who controls the Trust within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Article V) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such
Losses:

                  (a) arise out of or are based  upon any untrue  statements  or alleged untrue statements of any material fact contained in a registration statement or prospectus for the Contracts or in the Contracts themselves or in sales literature generated or approved by the Company on behalf of the Contracts or Accounts (or any amendment or supplement to any of the foregoing) (collectively, "Company Documents" for the purposes of this Article V), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to the Company by or on behalf of the Trust for use in Company Documents or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                  (b) arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Trust Documents as defined in Section 5.2(a)) or wrongful conduct of the Company or persons under its control, with respect to the sale or acquisition of the Contracts or Trust shares; or

                  (c) arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Trust Documents as defined in Section 5.2(a) or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Trust by or on behalf of the Company; or

                  (d) arise out of or result from any failure by the Company to provide the services or furnish the materials required under the terms of this Agreement; or

                  (e) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company.

         5.2 Indemnification By the Trust and the Adviser. The Trust and the Adviser agree to indemnify and hold harmless the Company and each of its directors, officers, employees and agents and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Article V) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust or the Adviser) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses:

                  (a) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Trust (or any amendment or supplement thereto), (collectively, "Trust Documents" for the purposes of this Article V), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to the Trust by or on behalf of the Company for use in Trust Documents or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                  (b) arise out of or result from statements or representations (other than statements or representations contained in and accurately derived from Company Documents) or wrongful conduct of the Trust or Adviser or persons under its control, with respect to the sale or acquisition of the Contracts or Trust shares; or

                  (c) arise out of or result from any untrue statement or alleged untrue statement of a material fact contained in Company Documents or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Company by or on behalf of the Trust or the Adviser; or

                  (d) arise out of or result from any failure by the Trust or the Adviser to provide the services or furnish the materials required under the terms of this Agreement; or

                  (e) arise out of or result from any material breach of any representation and/or warranty made by the Trust or the Adviser in this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification or Sub-Chapter M requirements of Article III of this Agreement) or arise out of or result from any other material breach of this Agreement by the Trust or the Adviser.

                  (f) arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate.

         5.3 Neither the Company nor the Trust or the Adviser shall be liable under the indemnification provisions of Sections 5.1 or 5.2, as applicable, with respect to any Losses incurred or assessed against an Indemnified Party that arise from such Indemnified Party's willful misfeasance, bad faith or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

         5.4 Neither the Company nor the Trust or the Adviser shall be liable under the indemnification provisions of Sections 5.1 or 5.2, as applicable, with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the other party in writing within a reasonable time after the summons, or other first written notification, giving information of the nature of the claim shall have been served upon or otherwise received by such Indemnified Party (or after such Indemnified Party shall have received notice of service upon or other notification to any designated agent), but failure to notify the party against whom indemnification is sought of any such claim shall not relieve that party from any liability which it may have to the Indemnified Party in the absence of Sections 5.1 and 5.2.

         5.5 In case any such action is brought against the Indemnified Parties, the indemnifying party shall be entitled to participate, at its own expense, in the defense of such action. The indemnifying party also shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to the party named in the action. After notice from the indemnifying party to the Indemnified Party of an election to assume such defense, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the indemnifying party will not be liable to the Indemnified Party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                                   ARTICLE VI
                                   Termination

         6.1      This Agreement may be terminated

                  (a) by any party for any reason by ninety (90) days' advance written notice delivered to the other parties.

                  (b) at the option of the Company to the extent that the Portfolios are not reasonably available to meet the requirements of the Contracts or are not "appropriate funding vehicles" for the Contracts, as reasonably determined by the Company. Without limiting the generality of the foregoing, the Portfolios would not be "appropriate funding vehicles" if, for example, such Portfolios did not meet the diversification or other requirements referred to in Article III hereof; or if the Company would be permitted to disregard Contract owner voting instructions pursuant to Rule 6e-2 or 6e-3(T) under the 1940 Act. Prompt notice of the election to terminate for such cause and an explanation of such cause shall be furnished to the Trust by the Company; or

                  (c) at the option of the Trust or the Adviser upon institution of formal proceedings against the Company by the NASD, the SEC, or any insurance department or other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the operation of the Accounts, or the purchase of the shares of the Portfolios; or

                  (d) at the option of the Company upon institution of formal proceedings against the Trust by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding the Trust's or the Adviser's duties under this Agreement or related to the sale of the shares of the Portfolios; or

                  (e) at the option of the Company, the Trust or the Adviser upon receipt of any necessary regulatory approvals and/or the vote of the Contract owners having an interest in the Accounts (or any subaccounts) to substitute the shares of another investment company for the corresponding Portfolio shares in accordance with the terms of the Contracts for which those Portfolio shares had been selected to serve as the underlying investment media. The Company will give thirty (30) days' prior written notice to the Trust of the date of any proposed vote or other action taken to replace the Portfolio shares; or

                  (f) termination by either the Trust or the Adviser by written notice to the Company, if either one or both of the Trust or the Adviser respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                  (g) termination by the Company by written notice to the Trust and the Adviser, if the Company shall determine, in its sole judgment exercised in good faith, that the Trust or the Adviser has suffered a material adverse change in this business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                  (h) at the option of any party to this Agreement, upon another party's material breach of any provision of this Agreement; or

                  (i) upon assignment of this Agreement, unless made with the written consent of the parties hereto.

         6.2 Notwithstanding any termination of this Agreement, the Trust and the Adviser shall, at the option of the Company, continue to make available additional shares of the Trust (or any Portfolio) pursuant to the terms and conditions of this Agreement for all Contracts in effect on the effective date of termination of this Agreement, provided that the Company continues to pay the costs set forth in Section 2.3.

         6.3 The provisions of Article V shall survive the termination of this Agreement, and the provisions of Article IV and Section 2.8 shall survive the termination of this Agreement as long as shares of the Trust are held on behalf of Contract owners in accordance with Section 6.2.


                                   ARTICLE VII
                                     Notices

         Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

                  If to the Trust:

                           Janus Aspen Series
                           100 Fillmore Street
                           Denver, Colorado 80206
                           Attention:  General Counsel

                  If to the Adviser:

                           Janus Capital Corporation
                           100 Fillmore Street
                           Denver, Colorado  80206
                           Attention:  General Counsel

                  If to the Company:

                           Transamerica Life Insurance and Annuity Company 1150 South Olive Street
                           Los Angeles, California 90015
                           Attention: Corporate Secretary

                                  ARTICLE VIII

                                  Miscellaneous

         8.1 The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         8.2 This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

         8.3 If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         8.4 This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of North Carolina.

         8.5 The parties to this Agreement acknowledge and agree that all liabilities of the Trust arising, directly or indirectly, under this Agreement, of any and every nature whatsoever, shall be satisfied solely out of the assets of the Trust and that no Trustee, officer, agent or holder of shares of beneficial interest of the Trust shall be personally liable for any such liabilities.

         8.6  Each  party  shall   cooperate  with  each  other  party  and  all
appropriate governmental authorities (including without limitation the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

         8.7 The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

         8.8 The parties to this Agreement acknowledge and agree that this Agreement shall not be exclusive in any respect.

         8.9 Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written approval of the other party.

         8.10 No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties.

         IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Participation Agreement as of the date and year first above written.


                                                     JANUS ASPEN SERIES

                                                     By:
                                      Name:
                                     Title:


                                                     JANUS CAPITAL CORPORATION

                                                     By:
                                      Name:
                                     Title:


                                                TRANSAMERICA LIFE INSURANCE AND
                                 ANNUITY COMPANY

                                                     By:
                                      Name:
                                     Title:

                                                       -17-
N:\BMH\JAS\TRANSAME\PARTAGT.TLI
                                   Schedule A
                   Separate Accounts and Associated Contracts

                                        Contracts Funded
Name of Separate Account       By Separate Account

Separate Account VA-6          TCG-311-197
                                        -------------

                                        TCG-313-197


PARTICIPATION AGREEMENT

AMONG

MFS VARIABLE INSURANCE TRUST,

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY



AND

MASSACHUSETTS FINANCIAL SERVICES COMPANY


        THIS AGREEMENT, made and entered into this ____ day of ____ 1997, by and among MFS VARIABLE INSURANCE TRUST, a Massachusetts business trust (the "Trust"), Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company") on its own behalf and on behalf of each of the segregated asset accounts of the Company set forth in Schedule A hereto, as may be amended from time to time (the "Accounts"), and MASSACHUSETTS FINANCIAL SERVICES COMPANY, a Delaware corporation ("MFS").

        WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and its shares are registered or will be registered under the Securities Act of 1933, as amended (the "1933 Act");

        WHEREAS, shares of beneficial interest of the Trust are divided into several series of shares, each representing the interests in a particular managed pool of securities and other assets;

        WHEREAS, the series of shares of the Trust offered by the Trust to the Company and the Accounts are set forth on Schedule A attached hereto (each, a "Portfolio," and, collectively, the "Portfolios");

        WHEREAS, MFS is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities law, and is the Trust's investment adviser;

        WHEREAS, the Company will issue certain variable annuity and/or variable life insurance contracts (individually, the "Policy" or, collectively, the "Policies") which, if required by applicable law, will be registered under the 1933 Act;

        WHEREAS, the Accounts are duly organized, validly existing segregated asset accounts, established by resolution of the Board of Directors of the Company, to set aside and invest assets attributable to the aforesaid variable annuity and/or variable life insurance contracts that are allocated to the Accounts (the Policies and the Accounts covered by this Agreement, and each corresponding Portfolio covered by this Agreement in which the Accounts invest, is specified in Schedule A attached hereto as may be modified from time to time);

        WHEREAS, the Company has registered or will register the Accounts as unit investment trusts under the 1940 Act (unless exempt therefrom);

        WHEREAS, MFS Fund Distributors, Inc. (the "Underwriter") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD");

        WHEREAS, the company, the underwriter for the individual variable annuity and the variable life policies, is registered as a broker-dealer with the SEC under the 1934 Act and is a member in good standing of the NASD; and

        WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in one or more of the Portfolios specified in Schedule A attached hereto (the "Shares") on behalf of the Accounts to fund the Policies, and the Trust intends to sell such Shares to the Accounts at net asset value;

        NOW, THEREFORE, in consideration of their mutual promises, the Trust, MFS, and the Company agree as follows:


ARTICLE I.  SALE OF TRUST SHARES

1.1. The Trust agrees to sell to the Company those Shares which the Accounts order (based on orders placed by Policy holders on that Business Day, as defined below) and which are available for purchase by such Accounts, executing such orders on a daily basis at the net asset value next computed after receipt by the Trust or its designee of the order for the Shares. For purposes of this
Section 1.1, the Company shall be the designee of the Trust for receipt of such orders from Policy owners and receipt by such designee shall constitute receipt by the Trust; provided that the Trust receives notice of such orders by 9:30 a.m. New York time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange, Inc. (the "NYSE") is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the SEC.

1.2. The Trust agrees to make the Shares available indefinitely for purchase at the applicable net asset value per share by the Company and the Accounts on those days on which the Trust calculates its net asset value pursuant to rules of the SEC and the Trust shall calculate such net asset value on each day which the NYSE is open for trading. Notwithstanding the foregoing, the Board of Trustees of the Trust (the "Board") may refuse to sell any Shares to the Company and the Accounts, or suspend or terminate the offering of the Shares if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interest of the Shareholders of such Portfolio.

1.3. The Trust and MFS agree that the Shares will be sold only to insurance companies which have entered into participation agreements with the Trust and MFS (the "Participating Insurance Companies") and their separate accounts, qualified pension and retirement plans and MFS or its affiliates. The Trust and MFS will not sell Trust shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles III and VII of this Agreement is in effect to govern such sales. The Company will not resell the Shares except to the Trust or its agents.

1.4. The Trust agrees to redeem for cash, on the Company's request, any full or fractional Shares held by the Accounts (based on orders placed by Policy owners on that Business Day), executing such requests on a daily basis at the net asset value next computed after receipt by the Trust or its designee of the request for redemption. For purposes of this Section 1.4, the Company shall be the designee of the Trust for receipt of requests for redemption from Policy owners and receipt by such designee shall constitute receipt by the Trust; provided that the Trust receives notice of such request for redemption by 9:30 a.m. New York time on the next following Business Day.

1.5. Each purchase, redemption and exchange order placed by the Company shall be placed separately for each Portfolio and shall not be netted with respect to any Portfolio. However, with respect to payment of the purchase price by the Company and of redemption proceeds by the Trust, the Company and the Trust shall net purchase and redemption orders with respect to each Portfolio and shall transmit one net payment for all of the Portfolios in accordance with Section 1.6 hereof.

1.6. In the event of net purchases, the Company shall pay for the Shares by 2:00 p.m. New York time on the next Business Day after an order to purchase the Shares is made in accordance with the provisions of Section 1.1. hereof. In the event of net redemptions, the Trust shall pay the redemption proceeds by 2:00 p.m. New York time on the next Business Day after an order to redeem the shares is made in accordance with the provisions of Section 1.4. hereof. All such payments shall be in federal funds transmitted by wire.

1.7. Issuance and transfer of the Shares will be by book entry only. Stock certificates will not be issued to the Company or the Accounts. The Shares ordered from the Trust will be recorded in an appropriate title for the Accounts or the appropriate subaccounts of the Accounts.

1.8. The Trust shall furnish same day notice (by wire or telephone followed by written confirmation) to the Company of any dividends or capital gain distributions payable on the Shares. The Company hereby elects to receive all such dividends and distributions as are payable on a Portfolio's Shares in additional Shares of that Portfolio. The Trust shall notify the Company of the number of Shares so issued as payment of such dividends and distributions.

1.9. The Trust or its custodian shall make the net asset value per share for each Portfolio available to the Company on each Business Day as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 6:30 p.m. New York time. In the event that the Trust is unable to meet the 6:30 p.m. time stated herein, it shall provide additional time for the Company to place orders for the purchase and redemption of Shares. Such additional time shall be equal to the additional time which the Trust takes to make the net asset value available to the Company. If the Trust provides materially incorrect share net asset value information, the Trust shall make an adjustment to the number of shares purchased or redeemed for the Accounts to reflect the correct net asset value per share. Any material error in the calculation or reporting of net asset value per share, dividend or capital gains information shall be reported promptly upon discovery to the Company.


ARTICLE II.  CERTAIN REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1. The Company represents and warrants that the Policies are or will be registered under the 1933 Act or are exempt from or not subject to registration thereunder, and that the Policies will be issued, sold, and distributed in compliance in all material respects with all applicable state and federal laws, including without limitation the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account as a segregated asset account under applicable law and has registered or, prior to any issuance or sale of the Policies, will register the Accounts as unit investment trusts in accordance with the provisions of the 1940 Act (unless exempt therefrom) to serve as segregated investment accounts for the Policies, and that it will maintain such registration for so long as any Policies are outstanding. The Company shall amend the registration statements under the 1933 Act for the Policies and the registration statements under the 1940 Act for the Accounts from time to time as required in order to effect the continuous offering of the Policies or as may otherwise be required by applicable law. The Company shall register and qualify the Policies for sales in accordance with the securities laws of the various states only if and to the extent deemed necessary by the Company.

2.2. The Company represents and warrants that the Policies are currently and at the time of issuance will be treated as life insurance, endowment or annuity contract under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), that it will maintain such treatment and that it will notify the Trust or MFS immediately upon having a reasonable basis for believing that the Policies have ceased to be so treated or that they might not be so treated in the future.

2.3. The Company represents and warrants that Transamerica Securities Sales Corporation, the underwriter for the individual variable annuity and the variable life policies, is a member in good standing of the NASD and is a registered broker-dealer with the SEC. The Company represents and warrants that the Company and American National will sell and distribute such policies in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

2.4. The Trust and MFS represent and warrant that the Shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of The Commonwealth of Massachusetts and all applicable federal and state securities laws and that the Trust is and shall remain registered under the 1940 Act. The Trust shall amend the registration statement for its Shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its Shares. The Trust shall register and qualify the Shares for sale in accordance with the laws of the various states only if and to the extent deemed necessary by the Trust.

2.5. MFS represents and warrants that the Underwriter is a member in good standing of the NASD and is registered as a broker-dealer with the SEC. The Trust and MFS represent that the Trust and the Underwriter will sell and distribute the Shares in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

2.6. The Trust represents that it is lawfully organized and validly existing under the laws of The Commonwealth of Massachusetts and that it does and will comply in all material respects with the 1940 Act and any applicable regulations thereunder.

2.7. MFS represents and warrants that it is and shall remain duly registered under all applicable federal securities laws and that it shall perform its obligations for the Trust in compliance in all material respects with any applicable federal securities laws and with the securities laws of The Commonwealth of Massachusetts. MFS represents and warrants that it is not subject to state securities laws other than the securities laws of The Commonwealth of Massachusetts and that it is exempt from registration as an investment adviser under the securities laws of The Commonwealth of Massachusetts.

2.8. No less frequently than annually, the Company shall submit to the Board such reports, material or data as the Board may reasonably request so that it may carry out fully the obligations imposed upon it by the conditions contained in the exemptive application pursuant to which the SEC has granted exemptive relief to permit mixed and shared funding (the "Mixed and Shared Funding Exemptive Order").


ARTICLE III.  PROSPECTUS AND PROXY STATEMENTS; VOTING

3.1. At least annually, the Trust or its designee shall provide the Company, free of charge, with as many copies of the current prospectus (describing only the Portfolios listed in Schedule A hereto) for the Shares as the Company may reasonably request for distribution to existing Policy owners whose Policies are funded by such Shares. The Trust or its designee shall provide the Company, at the Company's expense, with as many copies of the current prospectus for the Shares as the Company may reasonably request for distribution to prospective purchasers of Policies. If requested by the Company in lieu thereof, the Trust or its designee shall provide such documentation (including a "camera ready" copy of the new prospectus as set in type or, at the request of the Company, as a diskette in the form sent to the financial printer) and other assistance as is reasonably necessary in order for the parties hereto once each year (or more frequently if the prospectus for the Shares is supplemented or amended) to have the prospectus for the Policies and the prospectus for the Shares printed together in one document; the expenses of such printing to be apportioned between (a) the Company and (b) the Trust or its designee in proportion to the number of pages of the Policy and Shares' prospectuses, taking account of other relevant factors affecting the expense of printing, such as covers, columns, graphs and charts; the Trust or its designee to bear the cost of printing the Shares' prospectus portion of such document for distribution to owners of existing Policies funded by the Shares and the Company to bear the expenses of printing the portion of such document relating to the Accounts; provided, however, that the Company shall bear all printing expenses of such combined documents where used for distribution to prospective purchasers or to owners of existing Policies not funded by the Shares. In the event that the Company requests that the Trust or its designee provides the Trust's prospectus in a "camera ready" or diskette format, the Trust shall be responsible for providing the prospectus in the format in which it or MFS is accustomed to formatting prospectuses and shall bear the expense of providing the prospectus in such format (e.g., typesetting expenses), and the Company shall bear the expense of adjusting or changing the format to conform with any of its prospectuses.

3.2. The prospectus for the Shares shall state that the statement of additional information for the Shares is available from the Trust or its designee. The Trust or its designee, at its expense, shall print and provide such statement of additional information to the Company (or a master of such statement suitable for duplication by the Company) for distribution to any owner of a Policy funded by the Shares. The Trust or its designee, at the Company's expense, shall print and provide such statement to the Company (or a master of such statement suitable for duplication by the Company) for distribution to a prospective purchaser who requests such statement or to an owner of a Policy not funded by the Shares.

3.3. The Trust or its designee shall provide the Company free of charge copies, if and to the extent applicable to the Shares, of the Trust's proxy materials, reports to Shareholders and other communications to Shareholders in such quantity as the Company shall reasonably require for distribution to Policy owners.

3.4.  Notwithstanding  the provisions of Sections 3.1, 3.2, and 3.3 above, or of
Article V below, the Company shall pay the expense of printing or providing documents to the extent such cost is considered a distribution expense. Distribution expenses would include by way of illustration, but are not limited to, the printing of the Shares' prospectus or prospectuses for distribution to prospective purchasers or to owners of existing Policies not funded by such Shares.

3.5. The Trust hereby notifies the Company that it may be appropriate to include in the prospectus pursuant to which a Policy is offered disclosure regarding the potential risks of mixed and shared funding.

3.6. If and to the extent required by law, the Company shall:

        (a)     solicit voting instructions from Policy owners;

(b) vote the Shares in accordance with instructions received from Policy owners; and

(c) vote the Shares for which no instructions have been received in the same proportion as the Shares of such Portfolio for which instructions have been received from Policy owners;

so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass through voting privileges for variable contract owners. The Company will in no way recommend action in connection with or oppose or interfere with the solicitation of proxies for the Shares held for such Policy owners. The Company reserves the right to vote shares held in any segregated asset account in its own right, to the extent permitted by law. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts holding Shares calculates voting privileges in the manner required by the Mixed and Shared Funding Exemptive Order. The Trust and MFS will notify the Company of any changes of interpretations or amendments to the Mixed and Shared Funding Exemptive Order.


ARTICLE IV.  SALES MATERIAL AND INFORMATION

4.1. The Company shall furnish, or shall cause to be furnished, to the Trust or its designee, each piece of sales literature or other promotional material in which the Trust, MFS, any other investment adviser to the Trust, or any affiliate of MFS are named, at least three (3) Business Days prior to its use. No such material shall be used if the Trust, MFS, or their respective designees reasonably objects to such use within three (3) Business Days after receipt of such material.

4.2. The Company shall not give any information or make any representations or statement on behalf of the Trust, MFS, any other investment adviser to the Trust, or any affiliate of MFS or concerning the Trust or any other such entity in connection with the sale of the Policies other than the information or representations contained in the registration statement, prospectus or statement of additional information for the Shares, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports or proxy statements for the Trust, or in sales literature or other promotional material approved by the Trust, MFS or their respective designees, except with the permission of the Trust, MFS or their respective designees. The Trust, MFS or their respective designees each agrees to respond to any request for approval on a prompt and timely basis. The Company shall adopt and implement procedures reasonably designed to ensure that information concerning the Trust, MFS or any of their affiliates which is intended for use only by brokers or agents selling the Policies (i.e., information that is not intended for distribution to Policy owners or prospective Policy owners) is so used, and neither the Trust, MFS nor any of their affiliates shall be liable for any losses, damages or expenses relating to the improper use of such broker only materials.

4.3. The Trust or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or the Accounts is named, at least three (3) Business Days prior to its use. No such material shall be used if the Company or its designee reasonably objects to such use within three (3) Business Days after receipt of such material.

4.4. The Trust and MFS shall not give, and agree that the Underwriter shall not give, any information or make any representations on behalf of the Company or concerning the Company, the Accounts, or the Policies in connection with the sale of the Policies other than the information or representations contained in a registration statement, prospectus, or statement of additional information for the Policies, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports for the Accounts, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company. The Company or its designee agrees to respond to any request for approval on a prompt and timely basis. The parties hereto agree that this
Section 4.4. is neither intended to designate nor otherwise imply that MFS is an underwriter or distributor of the Policies.

4.5. The Company and the Trust (or its designee in lieu of the Company or the Trust, as appropriate) will each provide to the other at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Policies, or to the Trust or its Shares, prior to or contemporaneously with the filing of such document with the SEC or other regulatory authorities. The Company and the Trust shall also each promptly inform the other of the results of any examination by the SEC (or other regulatory authorities) that relates to the Policies, the Trust or its Shares, and the party that was the subject of the examination shall provide the other party with a copy of relevant portions of any "deficiency letter" or other correspondence or written report regarding any such examination.

4.6. The Trust and MFS will provide the Company with as much notice as is reasonably practicable of any proxy solicitation for any Portfolio, and of any material change in the Trust's registration statement, particularly any change resulting in change to the registration statement or prospectus or statement of additional information for any Account. The Trust and MFS will cooperate with the Company so as to enable the Company to solicit proxies from Policy owners or to make changes to its prospectus, statement of additional information or registration statement, in an orderly manner. The Trust and MFS will make reasonable efforts to attempt to have changes affecting Policy prospectuses become effective simultaneously with the annual updates for such prospectuses.

4.7. For purpose of this Article IV and Article VIII, the phrase "sales literature or other promotional material" includes but is not limited to advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), and sales literature (such as brochures, circulars, reprints or excerpts or any other advertisement, sales literature, or published articles), distributed or made generally available to customers or the public, educational or training materials or communications distributed or made generally available to some or all agents or employees.


ARTICLE V.  FEES AND EXPENSES

5.1. The Trust shall pay no fee or other compensation to the Company under this Agreement, and the Company shall pay no fee or other compensation to the Trust, except that if the Trust or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution and Shareholder servicing expenses, then, subject to obtaining any required exemptive orders or regulatory approvals, the Trust may make payments to the Company or to the underwriter for the Policies if and in amounts agreed to by the Trust in writing. Each party, however, shall, in accordance with the allocation of expenses specified in Articles III and V hereof, reimburse other parties for expenses initially paid by one party but allocated to another party. In addition, nothing herein shall prevent the parties hereto from otherwise agreeing to perform, and arranging for appropriate compensation for, other services relating to the Trust and/or to the Accounts.

5.2. The Trust or its designee shall bear the expenses for the cost of registration and qualification of the Shares under all applicable federal and state laws, including preparation and filing of the Trust's registration statement, and payment of filing fees and registration fees; preparation and filing of the Trust's proxy materials and reports to Shareholders; setting in type and printing its prospectus and statement of additional information (to the extent provided by and as determined in accordance with Article III above); setting in type and printing the proxy materials and reports to Shareholders (to the extent provided by and as determined in accordance with Article III above); the preparation of all statements and notices required of the Trust by any federal or state law with respect to its Shares; all taxes on the issuance or transfer of the Shares; and the costs of distributing the Trust's prospectuses and proxy materials to owners of Policies funded by the Shares and any expenses permitted to be paid or assumed by the Trust pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act. The Trust shall not bear any expenses of marketing the Policies.

5.3. The Company shall bear the expenses of distributing the Shares' prospectus or prospectuses in connection with new sales of the Policies and of distributing the Trust's Shareholder reports to Policy owners. The Company shall bear all expenses associated with the registration, qualification, and filing of the Policies under applicable federal securities and state insurance laws; the cost of preparing, printing and distributing the Policy prospectus and statement of additional information; and the cost of preparing, printing and distributing annual individual account statements for Policy owners as required by state insurance laws.


ARTICLE VI.  DIVERSIFICATION AND RELATED LIMITATIONS

6.1. The Trust and MFS represent and warrant that each Portfolio of the Trust will meet the diversification requirements of Section 817 (h) (1) of the Code and Treas. Reg. 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, as they may be amended from time to time (and any revenue rulings, revenue procedures, notices, and other published announcements of the Internal Revenue Service interpreting these sections), as if those requirements applied directly to each such Portfolio.

6.2. The Trust and MFS represent that each Portfolio will elect to be qualified as a Regulated Investment Company under Subchapter M of the Code and that they will maintain such qualification (under Subchapter M or any successor or similar provision).


ARTICLE VII.  POTENTIAL MATERIAL CONFLICTS

7.1.  The  Trust  agrees  that  the  Board,   constituted  with  a  majority  of
disinterested trustees, will monitor each Portfolio of the Trust for the existence of any material irreconcilable conflict between the interests of the variable annuity contract owners and the variable life insurance policy owners of the Company and/or affiliated companies ("contract owners") investing in the Trust. The Board shall have the sole authority to determine if a material irreconcilable conflict exists, and such determination shall be binding on the Company only if approved in the form of a resolution by a majority of the Board, or a majority of the disinterested trustees of the Board. The Board will give prompt notice of any such determination to the Company.

7.2. The Company agrees that it will be responsible for assisting the Board in carrying out its responsibilities under the conditions set forth in the Trust's exemptive application pursuant to which the SEC has granted the Mixed and Shared Funding Exemptive Order by providing the Board, as it may reasonably request, with all information necessary for the Board to consider any issues raised and agrees that it will be responsible for promptly reporting any potential or existing conflicts of which it is aware to the Board including, but not limited to, an obligation by the Company to inform the Board whenever contract owner voting instructions are disregarded. The Company also agrees that, if a material irreconcilable conflict arises, it will at its own cost remedy such conflict up to and including (a) withdrawing the assets allocable to some or all of the Accounts from the Trust or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Trust, or submitting to a vote of all affected contract owners whether to withdraw assets from the Trust or any Portfolio and reinvesting such assets in a different investment medium and, as appropriate, segregating the assets attributable to any appropriate group of contract owners that votes in favor of such segregation, or offering to any of the affected contract owners the option of segregating the assets attributable to their contracts or policies, and (b) establishing a new registered management investment company and segregating the assets underlying the Policies, unless a majority of Policy owners materially adversely affected by the conflict have voted to decline the offer to establish a new registered management investment company.

7.3. A majority of the disinterested trustees of the Board shall determine whether any proposed action by the Company adequately remedies any material irreconcilable conflict. In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, the Company will withdraw from investment in the Trust each of the Accounts designated by the disinterested trustees and terminate this Agreement within six
(6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required to remedy any such material irreconcilable conflict as determined by a majority of the disinterested trustees of the Board.

7.4. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rule 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.5, 3.6, 7.1, 7.2, 7.3 and 7.4 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.


ARTICLE VIII.  INDEMNIFICATION

8.1.    Indemnification by the Company

        The Company agrees to indemnify and hold harmless the Trust, MFS, any affiliates of MFS, and each of their respective directors/trustees, officers and each person, if any, who controls the Trust or MFS within the meaning of Section 15 of the 1933 Act, and any agents or employees of the foregoing (each an "Indemnified Party," or collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or expenses (including reasonable counsel fees) to which any Indemnified Party may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Shares or the Policies and:

(a) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus or statement of additional information for the Policies or contained in the Policies or sales literature or other promotional material for the Policies (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reasonable reliance upon and in conformity with information furnished to the Company or its designee by or on behalf of the Trust or MFS for use in the registration statement, prospectus or statement of additional information for the Policies or in the Policies or sales literature or other promotional material (or any amendment or supplement) or otherwise for use in connection with the sale of the Policies or Shares; or

(b) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material of the Trust not supplied by the Company or its designee, or persons under its control and on which the Company has reasonably relied) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Policies or Shares; or

(c) arise out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement, prospectus, statement of additional information, or sales literature or other promotional literature of the Trust, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Trust by or on behalf of the Company; or

(d) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company; or

(e) arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this Agreement;

as limited by and in accordance with the provisions of this Article VIII.


        8.2.    Indemnification by the Trust

        The Trust agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act, and any agents or employees of the foregoing (each an "Indemnified Party," or collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust) or expenses (including reasonable counsel fees) to which any Indemnified Party may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Shares or the Policies and:

(a) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material of the Trust (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reasonable reliance upon and in conformity with information furnished to the Trust, MFS, the Underwriter or their respective designees by or on behalf of the Company for use in the registration statement, prospectus or statement of additional information for the Trust or in sales literature or other promotional material for the Trust (or any amendment or supplement) or otherwise for use in connection with the sale of the Policies or Shares; or

(b) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material for the Policies not supplied by the Trust, MFS, the Underwriter or any of their respective designees or persons under their respective control and on which any such entity has reasonably relied) or wrongful conduct of the Trust or persons under its control, with respect to the sale or distribution of the Policies or Shares; or

(c) arise out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement, prospectus, statement of additional information, or sales literature or other promotional literature of the Accounts or relating to the Policies, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Trust, MFS or the Underwriter; or

(d) arise out of or result from any material breach of any representation and/or warranty made by the Trust in this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements specified in Article VI of this Agreement) or arise out of or result from any other material breach of this Agreement by the Trust; or

(e) arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate; or

(f) arise as a result of any failure by the Trust to provide the services and furnish the materials under the terms of the Agreement;

as limited by and in accordance with the provisions of this Article VIII.

8.3. In no event shall the Trust be liable under the indemnification provisions contained in this Agreement to any individual or entity, including without limitation, the Company, or any Participating Insurance Company or any Policy holder, with respect to any losses, claims, damages, liabilities or expenses that arise out of or result from (i) a breach of any representation, warranty, and/or covenant made by the Company hereunder or by any Participating Insurance Company under an agreement containing substantially similar representations, warranties and covenants; (ii) the failure by the Company or any Participating Insurance Company to maintain its segregated asset account (which invests in any Portfolio) as a legally and validly established segregated asset account under applicable state law and as a duly registered unit investment trust under the provisions of the 1940 Act (unless exempt therefrom); or (iii) the failure by the Company or any Participating Insurance Company to maintain its variable annuity and/or variable life insurance contracts (with respect to which any Portfolio serves as an underlying funding vehicle) as life insurance, endowment or annuity contracts under applicable provisions of the Code.

8.4. Neither the Company nor the Trust shall be liable under the indemnification provisions contained in this Agreement with respect to any losses, claims, damages, liabilities or expenses to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, willful misconduct, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

8.5. Promptly after receipt by an Indemnified Party under this Section 8.5. of notice of commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against the indemnifying party under this section, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any Indemnified Party otherwise than under this section. In case any such action is brought against any Indemnified Party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, assume the defense thereof, with counsel satisfactory to such Indemnified Party. After notice from the indemnifying party of its intention to assume the defense of an action, the Indemnified Party shall bear the expenses of any additional counsel obtained by it, and the indemnifying party shall not be liable to such
Indemnified Party under this section for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation.

8.6. Each of the parties agrees promptly to notify the other parties of the commencement of any litigation or proceeding against it or any of its respective officers, directors, trustees, employees or 1933 Act control persons in connection with the Agreement, the issuance or sale of the Policies, the operation of the Accounts, or the sale or acquisition of Shares.

8.7. A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article VIII. The indemnification provisions contained in this Article VIII shall survive any termination of this Agreement.


ARTICLE IX.  APPLICABLE LAW

9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant and the terms hereof shall be interpreted and construed in accordance therewith.


ARTICLE X.  NOTICE OF FORMAL PROCEEDINGS

        The Trust, MFS, and the Company agree that each such party shall promptly notify the other parties to this Agreement, in writing, of the institution of any formal proceedings brought against such party or its designees by the NASD, the SEC, or any insurance department or any other regulatory body regarding such party's duties under this Agreement or related to the sale of the Policies, the operation of the Accounts, or the purchase of the Shares.


ARTICLE XI.  TERMINATION

11.1. This Agreement shall terminate with respect to the Accounts, or one, some, or all Portfolios:

(a) at the option of any party upon six (6) months' advance written notice to the other parties; or

(b) at the option of the Company to the extent that the Shares of Portfolios are not reasonably available to meet the requirements of the Policies or are not "appropriate funding vehicles" for the Policies, as reasonably determined by the Company. Without limiting the generality of the foregoing, the Shares of a Portfolio would not be "appropriate funding vehicles" if, for example, such Shares did not meet the diversification or other requirements referred to in
Article VI hereof; or if the Company would be permitted to disregard Policy owner voting instructions pursuant to Rule 6e-2 or 6e-3(T) under the 1940 Act. Prompt notice of the election to terminate for such cause and an explanation of such cause shall be furnished to the Trust by the Company; or

(c) at the option of the Trust or MFS upon institution of formal proceedings against the Company by the NASD, the SEC, or any insurance department or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Policies, the operation of the Accounts, or the purchase of the Shares; or

(d) at the option of the Company upon institution of formal proceedings against the Trust by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding the Trust's or MFS' duties under this Agreement or related to the sale of the Shares; or

(e) at the option of the Company, the Trust or MFS upon receipt of any necessary regulatory approvals and/or the vote of the Policy owners having an interest in the Accounts (or any subaccounts) to substitute the shares of another investment company for the corresponding Portfolio Shares in accordance with the terms of the Policies for which those Portfolio Shares had been selected to serve as the underlying investment media. The Company will give thirty (30) days' prior written notice to the Trust of the Date of any proposed vote or other action taken to replace the Shares; or

(f) termination by either the Trust or MFS by written notice to the Company, if either one or both of the Trust or MFS respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(g) termination by the Company by written notice to the Trust and MFS, if the Company shall determine, in its sole judgment exercised in good faith, that the Trust or MFS has suffered a material adverse change in this business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(h) at the option of any party to this Agreement, upon another party's material breach of any provision of this Agreement; or

(i) upon assignment of this Agreement, unless made with the written consent of the parties hereto.

11.2. The notice shall specify the Portfolio or Portfolios, Policies and, if applicable, the Accounts as to which the Agreement is to be terminated.

11.3. It is understood and agreed that the right of any party hereto to terminate this Agreement pursuant to Section 11.1(a) may be exercised for cause or for no cause.

11.4. Except as necessary to implement Policy owner initiated transactions, or as required by state insurance laws or regulations, the Company shall not redeem the Shares attributable to the Policies (as opposed to the Shares attributable to the Company's assets held in the Accounts), and the Company shall not prevent Policy owners from allocating payments to a Portfolio that was otherwise available under the Policies, until thirty (30) days after the Company shall have notified the Trust of its intention to do so.

11.5. Notwithstanding any termination of this Agreement, the Trust and MFS shall, at the option of the Company, continue to make available additional shares of the Portfolios pursuant to the terms and conditions of this Agreement, for all Policies in effect on the effective date of termination of this Agreement (the "Existing Policies"), except as otherwise provided under Article VII of this Agreement. Specifically, without limitation, the owners of the Existing Policies shall be permitted to transfer or reallocate investment under the Policies, redeem investments in any Portfolio and/or invest in the Trust upon the making of additional purchase payments under the Existing Policies.


ARTICLE XII.  NOTICES

        Any notice shall be sufficiently given when sent by registered or certified mail, overnight courier or facsimile to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

        If to the Trust:

                MFS Variable Insurance Trust
                500 Boylston Street
                Boston, Massachusetts  02116
                Facsimile No.: (617) 954-6624
                Attn:  Stephen E. Cavan, Secretary

        If to the Company:




                Facsimile No.:
                Attn:


        If to MFS:

                Massachusetts Financial Services Company
                500 Boylston Street
                Boston, Massachusetts  02116
                Facsimile No.: (617) 954-6624
                Attn:  Stephen E. Cavan, General Counsel


ARTICLE XIII.  MISCELLANEOUS

13.1. Subject to the requirement of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Policies and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement or as otherwise required by applicable law or regulation, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as it may come into the public domain.

13.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

13.3. This Agreement may be executed simultaneously in one or more counterparts, each of which taken together shall constitute one and the same instrument.

13.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

13.5. The Schedule attached hereto, as modified from time to time, is incorporated herein by reference and is part of this Agreement.

13.6. Each party hereto shall cooperate with each other party in connection with inquiries by appropriate governmental authorities (including without limitation the SEC, the NASD, and state insurance regulators) relating to this Agreement or the transactions contemplated hereby.

13.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

13.8. A copy of the Trust's Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts. The Company acknowledges that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. The Company further acknowledges that the assets and liabilities of each Portfolio are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the Portfolio on whose behalf the Trust has executed this instrument. The Company also agrees that the obligations of each Portfolio hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the Company agrees not to proceed against any Portfolio for the obligations of another Portfolio.



        IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
By its authorized officer,

By: _______________________________

Title: ____________________________



MFS VARIABLE INSURANCE TRUST, on behalf of the Portfolios
By its authorized officer and not individually,

By: _______________________________

Title: ____________________________


MASSACHUSETTS FINANCIAL SERVICES COMPANY
By its authorized officer,

By: _______________________________

Title: ____________________________


        As of   ____________________




SCHEDULE A


ACCOUNTS, POLICIES AND PORTFOLIOS
SUBJECT TO THE PARTICIPATION AGREEMENT





Name of Separate
Account


Portfolios
Applicable to Policies


Separate Account VA-7






MFS Emerging Growth

4

                  THIS AGREEMENT, made and entered into as of the 15th day of December , 1997 by and among TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY (hereinafter the "Company"), a North Carolina corporation, on its own behalf and on behalf of each separate account of the Company set forth on Schedule A hereto as may be amended from time to time (each such account hereinafter referred to as the "Account"), and MORGAN STANLEY UNIVERSAL FUNDS, INC. (hereinafter the "Fund"), a Maryland corporation, and MORGAN STANLEY ASSET MANAGEMENT INC. and MILLER ANDERSON & SHERRERD, LLP (hereinafter collectively the "Advisers" and individually the "Adviser"), a Delaware corporation and a Pennsylvania limited liability partnership, respectively.

         WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as (i) the investment vehicle for separate accounts established by insurance companies for individual and group life insurance policies and annuity contracts with variable accumulation and/or pay-out provisions (hereinafter referred to individually and/or collectively as "Variable Insurance Products") and (ii) the investment vehicle for certain qualified pension and retirement plans (hereinafter "Qualified Plans"); and

         WHEREAS, insurance companies desiring to utilize the Fund as an investment vehicle under their Variable Insurance Contracts enter into participation agreements with the Fund and the Advisers (the "Participating Insurance Companies");

         WHEREAS, shares of the Fund are divided into several series of shares, each representing the interest in a particular managed portfolio of securities and other assets, any one or more of which may be made available under this Agreement, as may be amended from time to time by mutual agreement of the parties hereto (each such series hereinafter referred to as a "Portfolio"); and

         WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission, dated September 19, 1996 (File No. 812-10118), granting Participating Insurance Companies and Variable Insurance Product separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended (hereinafter the "1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by Variable Annuity Product separate accounts of both affiliated and unaffiliated life insurance companies and Qualified Plans (hereinafter the "Shared Funding Exemptive Order"); and

         WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

         WHEREAS, each Adviser is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities laws; and

         WHEREAS, each Adviser manages certain Portfolios of the Fund; and

         WHEREAS, Morgan Stanley & Co. Incorporated (the "Underwriter") is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), is a member in good standing of the National Association of Securities Dealers, Inc. (hereinafter "NASD") and serves as principal underwriter of the shares of the Fund; and

         WHEREAS, the Company has registered or will register certain Variable Insurance Products under the 1933 Act; and

         WHEREAS, each Account is a duly organized, validly existing segregated asset account, established by resolution or under authority of the Board of Directors of the Company, on the date shown for such Account on Schedule A hereto, to set aside and invest assets attributable to the aforesaid Variable Insurance Product; and

         WHEREAS, the Company has registered or will register each Account as a unit investment trust under the 1940 Act; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase, on behalf of each Account, shares in the Portfolios, set forth in Schedule B attached to this Agreement, to fund certain of the aforesaid Variable Insurance Products and the Underwriter is authorized to sell such shares to each such Account at net asset value;

         NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund and the Underwriter agree as follows:


                       ARTICLE I. Purchase of Fund Shares

         1.1. The Fund agrees to make available for purchase by the Company shares of the Fund and shall execute orders placed for each Account on a daily basis at the net asset value next computed after receipt by the Fund or its designee of such order. For purposes of this Section 1.1, the Company or its administrator shall be the designee of the Fund for receipt of such orders from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such order by 10:00 a.m. Eastern time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading.

         1.2. The Fund, so long as this Agreement is in effect, agrees to make its shares available indefinitely for purchase at the applicable net asset value per share by the Company and its Accounts on those days on which the Fund calculates its net asset value pursuant to rules of the Securities and Exchange Commission and the Fund shall use reasonable efforts to calculate such net asset value on each day which the New York Stock Exchange is open for trading. Notwithstanding the foregoing, the Board of Directors of the Fund (hereinafter the "Board") may refuse to permit the Fund to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.

         1.3. The Fund agrees that shares of the Fund will be sold only to Participating Insurance Companies and their separate accounts and to certain Qualified Plans. No shares of any Portfolio will be sold to the general public.

         1.4. The Fund will not make its shares available for purchase by any insurance company or separate account unless an agreement containing provisions substantially the same as Articles I, V,VI, VII and Section 2.5 of Article II of this Agreement is in effect to govern such sales.

         1.5. The Fund agrees to redeem for cash, on the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the request for redemption. For purposes of this
Section 1.5, the Company or its administrator shall be the designee of the Fund for receipt of requests for redemption from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such request for redemption on the next following Business Day.

         1.6. The Company agrees that purchases and redemptions of Portfolio shares offered by the then current prospectus of the Fund shall be made in accordance with the provisions of such prospectus. The Variable Insurance Products issued by the Company, under which amounts may be invested in the Fund (hereinafter the "Contracts"), are listed on Schedule A attached hereto and incorporated herein by reference, as such Schedule A may be amended from time to time by mutual written agreement of all of the parties hereto. The Company will give the Fund and the Adviser 45 days written notice of its intention to make available in the future, as a funding vehicle under the Contracts, any other investment company.

         1.7. The Company shall pay for Fund shares on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.1 hereof. Payment shall be in federal funds transmitted by wire. For purposes of Section 2.10 and 2.11, upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Fund.

         1.8. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to the Company or any Account. Shares ordered from the Fund will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.

         1.9. The Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to the Company or its administrator of any income, dividends or capital gain distributions payable on the Fund's shares. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on the Portfolio shares in additional shares of that Portfolio. The Company reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify the Company or its administrator, as directed by the Company, of the number of shares so issued as payment of such dividends and distributions.

         1.10. The Fund shall make the net asset value per share for each Portfolio available to the Company or its administrator, as directed by the Company, on a daily basis as soon as reasonably practical after the net asset value per share is calculated (normally by 6:30 p.m. Eastern time) and shall use its best efforts to make such net asset value per share available by 7:00 p.m. Eastern time.

         1.11. If the Fund provides materially incorrect share net asset value information through no fault of the Company, the Company or its administrator shall be entitled to an adjustment with respect to the Fund shares purchased or redeemed to reflect the correct net asset value per share. The determination of the materiality of any net asset value pricing error shall be based on the SEC's recommended guidelines regarding such errors. The correction of any such errors shall be made at the Company level and shall be made pursuant to the SEC's recommended guidelines. Any material error in the calculation or reporting of net asset value per share, dividend or capital gain information shall be reported promptly upon discovery to the Company.

                   ARTICLE II. Representations and Warranties

         2.1. The Company represents and warrants that the Contracts are or will be registered under the 1933 Act and that the Contracts will be issued in compliance in all material respects with all applicable federal and state laws. The Company represents and warrants that it will make every effort to ensure that the Contracts are sold in compliance in all material respects with all applicable federal and state laws and that the sale of the Contracts comply in all material respects with state insurance suitability requirements. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account prior to any issuance or sale thereof as a segregated asset account under North Carolina Law and has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts.

         2.2. The Fund represents and warrants that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the State of Maryland and all applicable federal and state securities laws and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund.

         2.3 The Fund and each Adviser represents with respect to the Portfolios for which it acts as investment adviser, that the Portfolios to which this agreement applies are currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), that the Portfolios will maintain such qualification (under Subchapter M or any successor or similar provision) and that they will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

         2.4. The Company represents that the Contracts are currently treated as life insurance policies or annuity contracts, under Sections 7702, 7702A or 72, their amendments and successors thereto, of the Code and that it will maintain such treatment and that it will notify the Fund immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

         2.5.. The Fund represents that to the extent that it decides to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act, the Fund undertakes to have a board of directors, a majority of whom are not interested persons of the Fund, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

         2.6. The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies) complies with the insurance laws or regulations of the various states except that the Fund represents that the Fund's investment policies, fees and expenses are and shall at all times remain in compliance with the laws of the State of Maryland and the Fund represents that their respective operations are and shall at all times remain in material compliance with the laws of the State of Maryland to the extent required to perform this Agreement.

         2.7. The Fund represents that it is lawfully organized and validly existing under the laws of the State of Maryland and that it does and will comply in all material respects with the 1940 Act.

         2.8. Each Adviser represents and warrants that it is and shall remain duly registered in all material respects under all applicable federal and state securities laws and that it will perform its obligations for the Fund in compliance in all material respects with the laws of its state of domicile and any applicable state and federal securities laws.

         2.9. The Fund represents and warrants that its directors, officers, employees, and other individuals/entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage as required currently by Rule 17g-(1) of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid blanket fidelity bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

         2.10. The Company represents and warrants that all of its directors, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or securities of the Fund are covered by a blanket fidelity bond or similar coverage, in an amount not less $5 million. The aforesaid includes coverage for larceny and embezzlement is issued by a reputable bonding company. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and the Underwriter in the event that such coverage no longer applies.


                  ARTICLE III. Prospectuses, Reports to Shareholders and Proxy Statements; Voting

         3.1. The Fund or its designee shall provide the Company with as many printed copies of the Fund's current prospectus (relating to the Portfolios) and statement of additional information as the Company may reasonably request. If requested by the Company, in lieu of providing printed copies the Fund shall provide camera-ready film or computer diskettes containing the Fund's prospectus (relating to the Portfolios) and statement of additional information, and such other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus and/or statement of additional information for the Fund is amended during the year) to have the prospectus for the Contracts and the Fund's prospectus (relating to the Portfolios) printed together in one document, and to have the statement of additional information for the Fund and the statement of additional information for the Contracts printed together in one document. Alternatively, the Company may print the Fund's prospectus and/or its statement of additional information in combination with other fund companies' prospectuses and statements of additional information.

         3.2. Except as provided in this Section 3.2., all expenses of printing and distributing Fund prospectuses and statements of additional information shall be the expense of the Company. For prospectuses and statements of additional information provided by the Company to its existing owners of Contracts who currently own shares of one or more of the Fund's Portfolios, in order to update disclosure as required by the 1933 Act and/or the 1940 Act, the cost of printing shall be borne by the Fund. If the Company chooses to receive camera-ready film or computer diskettes in lieu of receiving printed copies of the Fund's prospectus, the Fund will reimburse the Company in an amount equal to the product of x and y where x is the number of such prospectuses distributed to owners of the Contracts who currently own shares of one or more of the Fund's Portfolios, and y is the Fund's per unit cost of typesetting and printing the Fund's prospectus. The same procedures shall be followed with respect to the Fund's statement of additional information. The Company agrees to provide the Fund or its designee with such information as may be reasonably requested by the Fund to assure that the Fund's expenses do not include the cost of printing any prospectuses or statements of additional information other than those actually distributed to existing owners of the Contracts.

         3.3. The Fund's statement of additional information shall be obtainable from the Fund, the Company or such other person as the Fund may designate, as agreed upon by the parties.

         3.4. The Fund, at its expense, shall provide the Company with copies of its proxy statements, reports to shareholders, and other communications (except for prospectuses and statements of additional information, which are covered in section 3.1) to shareholders in such quantity as the Company shall reasonably require for distributing to Contract owners.

         3.5. If and to the extent required by law the Company shall:

                            (i)  solicit voting instructions from Contract
owners;

                            (ii) vote  the  Fund  shares  in   accordance   with
                                 instructions received from Contract owners; and

                            (iii) vote Fund shares for which no instructions have been received in the same proportion as Fund shares of such Portfolio for which instructions have been received,

so long as and to the extent that the Securities and Exchange Commission continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. The Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law. The Fund and the Company shall follow the procedures, and shall have the corresponding responsibilities, for the handling of proxy and voting instruction solicitations, as set forth in Schedule C attached hereto and incorporated herein by reference. Participating Insurance Companies shall be responsible for ensuring that each of their separate accounts participating in the Fund calculates voting privileges in a manner consistent with the standards set forth on Schedule C, which standards will also be provided to the other Participating Insurance Companies.

         3.7. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings or comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the Securities and Exchange Commission's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors and with whatever rules the Commission may promulgate with respect thereto.

         3.8.   The  Fund  shall  use   reasonable   efforts  to  provide   Fund
prospectuses, reports to shareholders, proxy materials and other Fund communications (or camera-ready equivalents) to the Company sufficiently in advance of the Company's mailing dates to enable the Company to complete, at reasonable cost, the printing, assembling and/or distribution of the communications in accordance with applicable laws and regulations.


                   ARTICLE IV. Sales Material and Information

         4.1. The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material in which the Fund or the Adviser(s) is named, at least ten Business Days prior to its use. No such material shall be used if the Fund or its designee reasonably objects to such use within ten Business Days after receipt of such material. The Fund and the Adviser(s) shall use their best efforts to review any such material within five Business Days of receipt from the Company.

         4.2. The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus for the Fund shares, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee, except with the permission of the Fund.

         4.3. The Fund or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or its separate account(s) is named at least ten Business Days prior to its use. No such material shall be used if the Company or its designee reasonably objects to such use within ten Business Days after receipt of such material. The Company shall use its best efforts to review any such material within five Business Days of receipt from the Fund or the Fund's designee.

         4.4. The Fund and the Advisers shall not give any information or make any representations on behalf of the Company or concerning the Company, each Account, or the Contracts, other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for each Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

         4.5. The Fund will provide to the Company at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, which are relevant to the Company or the Contracts.

         4.6. The Company will provide to the Fund at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no action letters, and all amendments to any of the above, that relate to the investment in the Fund under the Contracts.

         4.7. For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, any of the following that refer to the Fund or any affiliate of the Fund: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, statements of additional information, shareholder reports, and proxy materials.



                          ARTICLE V. Fees and Expenses

         5.1. The Fund shall pay no fee or other compensation to the Company under this Agreement, except that if the Fund or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 to finance distribution expenses, then the Underwriter may make payments to the Company or to the underwriter for the Contracts if and in amounts agreed to by the Underwriter in writing.

         5.2. All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund. The Fund shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent deemed advisable by the Fund, in accordance with applicable state laws prior to their sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, proxy materials and reports, setting the prospectus in type, setting in type and printing the proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report), the preparation of all statements and notices required by any federal or state law, and all taxes on the issuance or transfer of the Fund's shares.

         5.3. The Company shall bear the expenses of distributing the Fund's prospectus, proxy materials and reports to owners of Contracts issued by the Company.


                           ARTICLE VI. Diversification

         6.1. The Advisers and the Fund each represent and warrant that they will at all times invest money from the Contracts in such a manner as to ensure that the Contracts will be treated as variable contracts under the Code and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund will at all times comply with Section 817(h) of the Code and Treasury Regulation 1.817-5, and Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications to such Section or Regulations. In the event of a breach of this Article VI by the Fund, it will take all reasonable steps (a) to notify immediately the Company of such breach and (b) to adequately diversify the Fund so as to achieve compliance within the grace period afforded by Regulation 817-5.


                        ARTICLE VII. Potential Conflicts

         7.1. The Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by Variable Insurance Product owners; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

         7.2. The Company will report any potential or existing conflicts of which it is aware to the Board. The Company will assist the Board in carrying out its responsibilities under the Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever contract owner voting instructions are disregarded.

         7.3. If it is determined by a majority of the Board, or a majority of its disinterested members, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance policy owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

         7.4. If a material irreconcilable conflict arises because of a decision by the Company to disregard contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the affected Account's investment in the Fund and terminate this Agreement with respect to such Account (at the Company's expense); provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.


         7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Fund and terminate this Agreement with respect to such Account within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Until the end of the foregoing six month period, the Underwriter and Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

         7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.

         7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

                          ARTICLE VIII. Indemnification

         8.1.  Indemnification By The Company

         8.1(a) The Company agrees to indemnify and hold harmless the Fund and each member of the Board and officers, and each Adviser and each director and officer of each Adviser, and each person, if any, who controls the Fund or the Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:

       (i)  arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the registration statement or prospectus for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

              (ii)arise out of or as a result of statements  or  representations
                  (other than statements or representations contained in the registration statement, prospectus or sales literature of the Fund not supplied by the Company, or persons under its control and other than statements or representations authorized by the Fund or an Adviser) or unlawful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

        (iii) arise out of or as a result of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished to the Fund by or on behalf of the Company; or

       (iv) arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this
Agreement; or

          (v) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

                           8.1(b).  The Company  shall not be liable  under this
                  indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement.

                           8.1(c).  The Company  shall not be liable  under this
                  indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the
                  Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                           8.1(d). The Indemnified  Parties will promptly notify
                  the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

                           8.2.  Indemnification by the Advisers

                           8.2(a).  Each  Adviser  agrees,  with respect to each
                  Portfolio that it manages, to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of
                  Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Adviser) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of shares of the Portfolio that it manages or the Contracts and:

                                            (i) arise  out of or are based  upon
                                    any  untrue   statement  or  alleged  untrue
                                    statement of any material fact  contained in
                                    the registration  statement or prospectus or
                                    sales   literature   of  the  Fund  (or  any
                                    amendment  or   supplement  to  any  of  the
                                    foregoing),  or  arise  out of or are  based
                                    upon the omission or the alleged omission to
                                    state therein a material fact required to be
                                    stated  therein  or  necessary  to make  the
                                    statements therein not misleading,  provided
                                    that this  agreement to indemnify  shall not
                                    apply  as to any  Indemnified  Party if such
                                    statement   or  omission  or  such   alleged
                                    statement  or omission  was made in reliance
                                    upon  and  in  conformity  with  information
                                    furnished to the Fund by or on behalf of the
                                    Company   for   use  in   the   registration
                                    statement or  prospectus  for the Fund or in
                                    sales   literature   (or  any  amendment  or
                                    supplement)   or   otherwise   for   use  in
                                    connection with the sale of the Contracts or Portfolio shares; or

                                            (ii)  arise out of or as a result of
                                    statements  or  representations  (other than
                                    statements or  representations  contained in
                                    the  registration  statement,  prospectus or
                                    sales   literature  for  the  Contracts  not
                                    supplied  by the Fund or  persons  under its
                                    control   and  other  than   statements   or
                                    representations  authorized  by the Company)
                                    or unlawful conduct of the Fund,  Adviser(s)
                                    or   Underwriter   or  persons  under  their
                                    control,   with   respect  to  the  sale  or
                                    distribution of the Contracts or Portfolio shares; or

                                            (iii) arise out of or as a result of
                                    any  untrue   statement  or  alleged  untrue
                                    statement of a material fact  contained in a
                                    registration statement, prospectus, or sales
                                    literature  covering the  Contracts,  or any
                                    amendment thereof or supplement  thereto, or
                                    the  omission  or alleged  omission to state
                                    therein  a  material  fact  required  to  be
                                    stated  therein  or  necessary  to make  the
                                    statement   or   statements    therein   not
                                    misleading,  if such  statement  or omission
                                    was  made  in  reliance   upon   information
                                    furnished to the Company by or on behalf of the Fund; or

                                            (iv)   arise  as  a  result  of  any
                                    failure by the Fund to provide the services and furnish the materials under the terms of this Agreement; or

                                            (v) arise out of or result  from any
                                    material breach of any representation and/or
                                    warranty   made  by  the   Adviser  in  this
                                    Agreement or arise out of or result from any
                                    other  material  breach of this Agreement by
                                    the Adviser  (including  a failure,  whether
                                    unintentional or in good faith or otherwise,
                                    to   comply    with   the    diversification
                                    requirements of Article IV or the Subchapter
                                    M qualification of Section 2.3 of this Agreement); as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.

                           8.2(b).  An  Adviser  shall not be liable  under this
                  indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

                           8.2(c).  An  Adviser  shall not be liable  under this
                  indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the
                  Indemnified Parties, the Adviser will be entitled to participate, at its own expense, in the defense thereof. The Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Adviser to such party of the Adviser's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                           8.2(d).  The  Company  agrees  promptly to notify the
                  Adviser of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of each Account.

                           8.3.  Indemnification by the Fund

                           8.3(a).   The  Fund  agrees  to  indemnify  and  hold
                  harmless the Company, and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (hereinafter collectively, the "Indemnified Parties" and individually, "Indemnified Party," for purposes of this Section 8.3) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the
                  Fund) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements result from the gross negligence, bad faith or willful misconduct of the Board or any member thereof, are related to the operations of the Fund and:

                                                     (i)  arise as a  result  of
                                    any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement; or

                                                     (ii) arise out of or result
                                    from   any    material    breach    of   any
                                    representation and/or warranty made by the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversifictation requirements of Article IV or the Subchapter M qualification of Section
                                    2.3 of this Agreement);

                           8.3(b).  The Fund  shall  not be  liable  under  this
                  indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

                           8.3(c).  The Fund  shall  not be  liable  under  this
                  indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve the Fund from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Fund will be entitled to participate, at its own expense, in the defense thereof. The Fund also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Fund to such party of the Fund's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                           8.3(d).  The  Company  agrees  promptly to notify the
                  Fund of the commencement of any litigation or proceedings against it or any of its respective officers or directors in connection with this Agreement, the issuance or sale of the Contracts, with respect to the operation of either Account, or the sale or acquisition of shares of the Fund.

                                                     ARTICLE IX. Applicable Law

                           9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.

                           9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the Securities and Exchange Commission may grant (including, but not limited to, the Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.


                                                       ARTICLE X. Termination

                           10.1. This Agreement shall continue in full force and
                  effect until the first to occur of:

                           (a)      termination by any party for any reason by
ninety (90) days advance written
                  notice delivered to the other parties; or

                           (b) termination by the Company by written notice to the Fund and the Adviser with respect to any Portfolio based upon the Company's determination that shares of such Portfolio is not reasonably available to meet the requirements of the Contracts; or

                           (c) termination by the Company by written notice to the Fund and the Adviser with respect to any Portfolio in the event any of the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

                           (d) termination by the Company by written notice to the Fund and the Adviser with respect to any Portfolio in the event that such Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Code or under any successor or similar provision, or if the Company reasonably believes that the Fund may fail to so qualify; or

                           (e) termination by the Company by written notice to the Fund and the Adviser with respect to any Portfolio in the event that such Portfolio falls to meet the diversification requirements specified in Article VI hereof; or

                           (f) termination by either the Fund by written notice to the Company if the Fund shall determine, in its sole judgment exercised in good faith, that the Company and/or its affiliated companies has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity, or

                           (g) termination by the Company by written notice to the Fund and the Adviser, if the Company shall determine, in its sole judgment exercised in good faith, that either the Fund or the Adviser has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                           (h) termination by the Fund or the Adviser by written
                  notice to the Company, if the Company gives the Fund and the Adviser the written notice specified in Section 1.6 hereof and at the time such notice was given there was no notice of termination outstanding under any other provision of this
                  Agreement;   provided,  however  any  termination  under  this
                  Section 10.1(h) shall be effective forty five 45 days after the notice specified in Section 1.6 was given.

                           10.2.   Notwithstanding   any   termination  of  this
                  Agreement, the Fund shall at the option of the Company, continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing, Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to direct reallocation of investments in the Fund, redemption of investments in the Fund and/or investment in the Fund upon the making of additional purchase payments under the Existing Contracts. The parties agree that this Section 10.2 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

                           10.3. The Company shall not redeem Fund shares attributable to the Contracts (as distinct from Fund shares attributable to the Company's assets held in the Account) except (i) as necessary to implement Contract Owner initiated or approved transactions, or (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption") or (iii) as permitted by an order of the Securities and Exchange Commission pursuant to
                  Section 26(b) of the 1940 Act. Upon request, the Company will promptly furnish to the Fund the opinion of counsel for the Company (which counsel shall be reasonably satisfactory to the
                  Fund) to the effect  that any  redemption  pursuant  to clause
                  (ii) above is a Legally Required Redemption. Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract Owners from allocating payments to a Portfolio that was otherwise available under the Contracts without first giving the Fund 90 days prior written notice of its intention to do so.

ARTICLE XI.  Notices

                           Any notice shall be  sufficiently  given when sent by
                  registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

                           If to the Fund:

                                    Morgan Stanley Universal Funds, Inc.
                                    1221 Avenue of the Americas
                                    New York, New York  10020
                                    Attention:  Secretary

                           If to Adviser:

                                    Morgan Stanley Asset Management Inc.
                                    1221 Avenue of the Americas
                                    New York, New York  10020
                                    Attention: Harold J. Schaaff, Jr., Esq.

                           If to Adviser:

                                    Miller Anderson & Sherrerd, LLP
                                    One Tower Bridge
                                    West Conshohocken, Pennsylvania  19428
                                    Attention: Lorraine Truten

                           If to the Company:

                 Transamerica Life Insurance and Annuity Company
                                    1150 South Olive Street
                                    Los Angeles, California  90015
                                    Attention: Corporate Secretary


                                                     ARTICLE XII. Miscellaneous

                           12.1. All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the Board, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.

                           12.2. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information until such time as it may come into the public domain without the express written consent of the affected party.

                           12.3. The captions in this Agreement are included for
                  convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

                           12.4. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

                           12.5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

                           12.6. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the Securities and Exchange Commission, the National Association of Securities Dealers and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the California Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the insurance operations of the Company are being conducted in a manner consistent with the California Insurance Regulations and any other applicable law or regulations.

                           12.7. The rights,  remedies and obligations contained
                  in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations at law or in equity, which the parties hereto are entitled to under state and federal laws.

                           12.8. This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto; provided, however, that an Adviser may assign this Agreement or any rights or obligations hereunder to any affiliate of or company under common control with the Adviser, if such assignee is duly licensed and registered to perform the obligations of the Adviser under this Agreement.

                           12.9. The Company shall furnish, or shall cause to be
                  furnished, to the Fund or its designee copies of the following reports:

                                    (a) the Company's annual statement (prepared
                           under statutory accounting principles) and annual report (prepared under generally accepted accounting principles ("GAAP"), if any), as soon as practical and in any event within 90 days after the end of each fiscal year;

                                    (b)  the  Company's   quarterly   statements
                           (statutory) (and GAAP, if any), as soon as practical and in any event within 45 days after the end of each quarterly period:

                                    (c)   any   financial    statement,    proxy
                           statement, notice or report of the Company sent to stockholders and/or policyholders, as soon as practical after the delivery thereof to stockholders;

                                    (d)  any  registration   statement  (without
                           exhibits) and financial reports of the Company filed with the Securities and Exchange Commission or any state insurance regulator, as soon as practical after the filing thereof;

                                    (e)  any  other  report   submitted  to  the
                           Company by independent accountants in connection with any annual, interim or special audit made by them of the books of the Company, as soon as practical after the receipt thereof.

                           IN WITNESS  WHEREOF,  each of the parties  hereto has
                  caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.

                  TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY


                  By:      ______________________________
                           Name:
                           Title:



                  MORGAN STANLEY UNIVERSAL FUNDS, INC.


                  By:      ______________________________
                           Name:
                           Title:



                  MORGAN STANLEY ASSET MANAGEMENT INC.


                  By:      ______________________________
                           Name:
                           Title:



                  MILLER ANDERSON & SHERRERD, LLP


                  By:      ______________________________
                           Name:
                           Title:

PartTrans.doc


                                   SCHEDULE A

                                                 SEPARATE ACCOUNTS AND CONTRACTS


Name of Separate Account    Form Number and Name of Contract Funded by Separate
                                                             -------------------
                            Account
Sep Acct VA-6
                            Variable Annuity - Products A, B and C
                            (A)  Policy Form No. TCG - 311-197
                            (B)  Policy Form No. - Not yet assigned
                            (C)  Policy Form No. TCG - 313-197

                                   SCHEDULE B

                          PORTFOLIOS OF MORGAN STANLEY
                              UNIVERSAL FUNDS, INC.



Fixed Income Portfolio
High Yield Portfolio
International Magnum Portfolio

                                   SCHEDULE C

                             PROXY VOTING PROCEDURES

The following is a list of procedures and corresponding responsibilities for the handling of proxies and voting instructions relating to the Fund. The defined terms herein shall have the meanings assigned in the Participation Agreement except that the term "Company" shall also include the department or third party assigned by the Company to perform the steps delineated below.

 .        The proxy  proposals  are given to the  Company by the Fund as early as possible before the date set by the Fund for the shareholder meeting to enable the Company to consider and prepare for the solicitation of voting instructions from owners of the Contracts and to facilitate the establishment of tabulation procedures. At this time the Fund will inform the Company of the Record, Mailing and Meeting dates. This will be done verbally approximately two months before meeting.

 .        Promptly  after the Record Date, the Company will perform a "tape run", or other activity, which will generate the names, addresses and number of units which are attributed to each contract owner/policyholder (the "Customer") as of the Record Date. Allowance should be made for account adjustments made after this date that could affect the status of the Customers' accounts as of the Record Date.

         Note: The number of proxy statements is determined by the activities described in this Step #2. The Company will use its best efforts to call in the number of Customers to the Fund , as soon as possible, but no later than two weeks after the Record Date.

 .        The Fund's  Annual  Report must be sent to each Customer by the Company either before or together with the Customers' receipt of voting, instruction solicitation material. The Fund will provide the last Annual Report to the Company pursuant to the terms of Section 3.3 of the Agreement to which this Schedule relates.

 .        The text and  format  for the  Voting  Instruction  Cards  ("Cards"  or
         "Card") is provided to the Company by the Fund. The Company, at its expense, shall produce and personalize the Voting Instruction Cards. The Fund or its affiliate must approve the Card before it is printed. Allow approximately 2-4 business days for printing information on the Cards. Information commonly found on the Cards includes:






                                       C-1
         .        name (legal name as found on account registration)
         .        address
         .        fund or account number
         .        coding to state number of units
         .        individual Card number for use in tracking and verification of votes (already on Cards as
                  printed by the Fund).

(This and related steps may occur later in the chronological process due to possible uncertainties relating to the proposals.)

 .        During this time, the Fund will develop, produce and pay for the Notice of Proxy and the Proxy Statement (one document). Printed and folded notices and statements will be sent to Company for insertion into envelopes (envelopes and return envelopes are provided and paid for by the Company). Contents of envelope sent to Customers by the Company will include:

         .        Voting Instruction Card(s)
         .        One proxy notice and statement (one document)
         .        return envelope (postage pre-paid by Company) addressed to the
Company or its tabulation agent
         .        "urge buckslip" - optional, but recommended. (This is a small, single sheet of paper that
                  requests  Customers  to vote as quickly as  possible  and that their  vote is  important.  One copy will be  supplied  by the
                  Fund.)
         .        cover letter - optional, supplied by Company and reviewed and approved in advance by the Fund.

 .        The above contents should be received by the Company  approximately 3-5 business days before mail date. Individual in charge at Company reviews and approves the contents of the mailing package to ensure correctness and completeness. Copy of this approval sent to the Fund.

 .        Package mailed by the Company.
         * The Fund must allow at least a 15-day solicitation time to the Company as the shareowner. (A 5-week period is recommended.) Solicitation time is calculated as calendar days from (but not including,) the meeting, counting backwards.

 .        Collection  and  tabulation of Cards begins.  Tabulation  usually takes place in another department or another vendor depending on process used. An often used procedure is to sort Cards on arrival by proposal into vote categories of all yes, no, or mixed replies, and to begin data entry.

         Note: Postmarks are not generally needed. A need for postmark information would be due to an insurance company's internal procedure and has not been required by the Fund in the past.

 .        Signatures on Card checked against legal name on account registration which was printed on the Card.
         Note: For Example, if the account registration is under "John A. Smith, Trustee," then that is the exact legal name to be printed on the Card and is the signature needed on the Card.

 .        If Cards are  mutilated,  or for any  reason are  illegible  or are not signed properly, they are sent back to Customer with an explanatory letter and a new Card and return envelope. The mutilated or illegible Card is disregarded and considered to be not received for purposes of vote tabulation. Any Cards that have been "kicked out" (e.g. mutilated, illegible) of the procedure are "hand verified," i.e., examined as to why they did not complete the system. Any questions on those Cards are usually remedied individually.

 .        There are various control  procedures used to ensure proper  tabulation of votes and accuracy of that tabulation. The most prevalent is to sort the Cards as they first arrive into categories depending upon their vote; an estimate of how the vote is progressing may then be calculated. If the initial estimates and the actual vote do not coincide, then an internal audit of that vote should occur. This may entail a recount.

 .        The actual tabulation of votes is done in units which is then converted to shares. (It is very important
         that the Fund receives the tabulations stated in terms of a percentage and the number of shares.) The
         Fund must review and approve tabulation format.

 .        Final tabulation in shares is verbally given by the Company to the Fund on the morning of the meeting not later than 10:00 a.m. Eastern time. The Fund may request an earlier deadline if reasonable and if required to calculate the vote in time for the meeting.

 .        A  Certification  of Mailing and  Authorization  to Vote Shares will be required from the Company as well as an original copy of the final vote. The Fund will provide a standard form for each Certification.

 .        The Company will be required to box and archive the Cards received from the Customers. In the event that any vote is challenged or if otherwise necessary for legal, regulatory, or accounting purposes, the Fund will be permitted reasonable access to such Cards.

 .        All approvals and "signing-off' may be done orally, but must always be followed up in writing.

                             PARTICIPATION AGREEMENT


                                      Among


                      MORGAN STANLEY UNIVERSAL FUNDS, INC.,

                      MORGAN STANLEY ASSET MANAGEMENT INC.

                         MILLER ANDERSON & SHERRERD, LLP

                                       and

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

                                   DATED AS OF

                                DECEMBER 15, 1997











PartTran.doc

10

                             PARTICIPATION AGREEMENT

                                  By and Among

                             OCC ACCUMULATION TRUST

                                       And

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

                                       And

                                OCC DISTRIBUTORS

                                       And

                                 OpCap Advisors


                  THIS AGREEMENT, made and entered into this 18th day of December, 1997, by and among Transamerica Life Insurance and Annuity Company, a North Carolina Corporation (hereinafter the "Company"), on its own behalf and on behalf of each separate account of the Company named in Schedule 1 to this Agreement, as may be amended from time to time (each account referred to as the "Account"), OCC ACCUMULATION TRUST, an open-end diversified management investment company organized under the laws of the State of Massachusetts (hereinafter the "Fund"), OpCap Advisors (hereinafter the "Adviser") and OCC DISTRIBUTORS, a Delaware general partnership (hereinafter the "Underwriter").

                  WHEREAS, the Fund engages in business as an open-end diversified, management investment company and was established for the purpose of serving as the investment vehicle for separate accounts established for variable life insurance contracts and variable annuity contracts to be offered by insurance companies which have entered into participation agreements substantially identical to this Agreement (hereinafter "Participating Insurance Companies"); and

                  WHEREAS, beneficial interests in the Fund are divided into several series of shares, each representing the interest in a particular managed portfolio of securities and other assets (the "Portfolios"); and

                  WHEREAS, the Fund has obtained an order from the Securities & Exchange Commission (alternatively referred to as the "SEC" or the "Commission"), dated February 22, 1995 (File No. 812-9290), granting Participating Insurance Companies and variable annuity separate accounts and variable life insurance separate accounts relief from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (hereinafter the "1940 Act") and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity separate accounts and variable life insurance separate accounts of both affiliated and unaffiliated Participating Insurance Companies and qualified pension and retirement plans (hereinafter the "Mixed and Shared Funding Exemptive Order");and

                  WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

                  WHEREAS, the Company has registered or will register certain variable annuity or life insurance contracts (the "Contracts") under the 1933 Act; and

                  WHEREAS, the Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of the Company under the insurance laws of the State of North Carolina, to set aside and invest assets attributable to the Contracts; and

                  WHEREAS, the Company has registered the Account as a unit investment trust under the 1940 Act;
and

                  WHEREAS, the Underwriter is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. (hereinafter "NASD"); and

                  WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios named in Schedule 2 on behalf of the Account to fund the Contracts and the Underwriter is authorized to sell such shares to unit investment trusts such as the Account at net asset value;

                  WHEREAS, the Company may contract with an Administrator to perform certain services with regard to the Contracts and, therefore, certain obligations and services of the Adviser and/or Trust should be directed to the Administrator, as directed by the Company;

                  NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund and the Underwriter agree as follows:

ARTICLE I.   Sale of Fund Shares

                  1.1. The Underwriter agrees to sell to the Company those shares of the Fund which the Company or its Administrator orders on behalf of the Account, executing such orders on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its agent of the order for the shares of the Fund. For purposes of this Section 1.1, the Company or its Administrator shall be the designee of the Fund for receipt of such orders from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such order by 10:00 a.m. Eastern Time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading.

                  1.2. The Company shall pay for Fund shares on the next Business Day after it places an order to purchase Fund shares in accordance with
Section 1.1 hereof. Payment shall be in federal funds transmitted by wire.

                  1.3. The Fund agrees to make its shares available indefinitely for purchase at the applicable net asset value per share by Participating Insurance Companies and their separate accounts each Business Day; provided, however, that the Board of Trustees of the Fund (hereinafter the "Directors") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Directors, acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of any Portfolio.

                  1.4. The Fund and the Underwriter agree that shares of the Fund shall be sold only to Participating Insurance Companies and their separate accounts, qualified pension and retirement plans or such other persons as are permitted under applicable provisions of the Internal Revenue Code of 1986, as amended, (the "Internal Revenue Code"), and regulations promulgated thereunder, the sale to which will not impair the tax treatment currently afforded the contracts. No shares of any Portfolio shall be sold to the general public.

                  1.5. The Fund and the Underwriter shall not sell Fund shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles I, III, V, VI and VII of this Agreement are in effect to govern such sales. The Fund shall make available upon written request from the Company (i) a list of all other Participating Insurance Companies and (ii) a copy of the Participation Agreement executed by any other Participating Insurance Company.

                  1.6. The Fund agrees to redeem for cash, upon the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its agent of the request for redemption. For purposes of this Section 1.6, the Company or its Administrator shall be the designee of the Fund for receipt of requests for redemption from each Account and receipt by such designee shall constitute receipt by the Fund; provided the Fund receives notice of request for redemption by 10:00 a.m. Eastern Time on the next following Business Day. Payment shall be in federal funds transmitted by wire to the Company's account as designated by the Company in writing from time to time, on the same Business Day the Fund receives notice of the redemption order from the Company except that the Fund reserves the right to delay payment of redemption proceeds, but in no event may such payment be delayed longer than the period permitted under Section 22(e) of the 1940 Act. Neither the Fund nor the Underwriter shall bear any responsibility whatsoever for the proper disbursement or crediting of redemption proceeds to Contract owners; the Company alone shall be responsible for such action. If notification of redemption is received after 10:00 a.m. Eastern Time, payment for redeemed shares will be made on the next following Business Day.

                  1.7. The Company agrees to purchase and redeem the shares of the Portfolios named in Schedule 2 offered by the then current prospectus of the Fund in accordance with the provisions of such prospectus. The Company agrees that all net amounts available under the Contracts shall be invested in the Fund, or in the Company's general account; provided that such amounts may also be invested in an investment company other than the Fund if (a) such other investment company, or series thereof, has investment objectives or policies that are substantially different from the investment objectives and policies of the Portfolios of the Fund named in Schedule 2; or (b) the Company gives the Fund and the Underwriter 45 days written notice of its intention to make such other investment company available as a funding vehicle for the Contracts; or
(c) such other investment company was available as a funding vehicle for the Contracts prior to the date of this Agreement and the Company so informs the Fund and Underwriter prior to their signing this Agreement; or (d) the Fund or Underwriter consents in writing to the use of such other investment company.

                  1.8. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to the Company or any Account. Purchase and redemption orders for Fund shares will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.

                  1.9.  The  Fund  shall  furnish   notice  to  Company  or  its
Administrator by Company, two days prior to the distribution of any income, dividends or capital gain distributions payable on the Fund's shares. The Company hereby elects to receive all such dividends and distributions as are payable on the Portfolio shares in the form of additional shares of that Portfolio. The Company reserves the right to revoke this election and to receive all such dividends and distributions in cash. The Fund shall notify the Company of the number of shares so issued as payment of such dividends and distributions the day of distribution when it reports the Portfolio's NAV pursuant to Section 1.10.

                  1.10. The Fund shall report the net asset value per share for each Portfolio to the Company or its Administrator, as directed by Company, on a daily basis as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 5:30 p.m., Eastern Time, each business day. If the Fund provides materially incorrect share net asset value information, the Fund shall make an adjustment to the number of shares purchased or redeemed for the Accounts to reflect the correct net asset value per share. Any material error in the calculation or reporting of net asset value per share, dividend or capital gains information shall be reported promptly upon discovery to the Company.

ARTICLE II.  Representations and Warranties

                  2.1. The Company represents and warrants that the Contracts are or will be registered under the 1933 Act and that the Contracts will be issued and sold in compliance with all applicable federal and state laws. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account as a segregated asset account under applicable state law and has registered each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as segregated investment accounts for the Contracts, and that it will maintain such registration for so long as any Contracts are outstanding. The Company shall amend the registration statement under the 1933 Act for the Contracts and the registration statement under the 1940 Act for the Account from time to time as required in order to effect the continuous offering of the Contracts or as may otherwise be required by applicable law. The Company shall register and qualify the Contracts for sale in accordance with the securities laws of the various states only if and to the extent deemed necessary by the Company.

                  2.2. The Company represents that the Contracts are currently and at the time of issuance will be treated as life insurance or annuity contracts under Sections 7702 or 72 of the Internal Revenue Code and that it will maintain such treatment and that it will notify the Fund and the Underwriter immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

                  2.3. The Fund and Adviser represent and warrant that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act and duly authorized for issuance in accordance with applicable law and that the Fund is and shall remain registered under the 1940 Act for as long as the Fund shares are sold. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund or the Underwriter.

                  2.4. The Fund and Adviser represent and warrant that the Fund and each of the Portfolios is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code, and that they will maintain such qualification (under Subchapter M or any successor or similar provision) (or correct any failure during the applicable grace period) and that they will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

                  2.5. The Fund represents that its investment objectives, policies and restrictions comply with applicable state investment laws as they may apply to the Fund. The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies) complies with the insurance laws and regulations of any state. The Company alone shall be responsible for informing the Fund of any insurance restrictions imposed by state insurance laws which are applicable to the Fund. To the extent feasible and consistent with market conditions, the Fund will adjust its investments to comply with the aforementioned state insurance laws upon written notice from the Company of such requirements and proposed adjustments, it being agreed and understood that in any such case the Fund shall be allowed a reasonable period of time under the circumstances after receipt of such notice to make any such adjustment.

                  2.6. The Fund currently does not intend to make any payments to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act or otherwise, although it may make such payments in the future. To the extent that it decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have its Board of Trustees, a majority of whom are not interested persons of the Fund, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

                  2.7. The Underwriter represents and warrants that it is a member in good standing of the National Association of Securities Dealers, Inc., ("NASD") and is registered as a broker-dealer with the SEC. The Underwriter further represents that it will sell and distribute the Fund shares in accordance with all applicable federal and state securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

                  2.8. The Fund represents that it is lawfully organized and validly existing under the laws of Massachusetts and that it does and will comply with applicable provisions of the 1940 Act.

                  2.9. The Underwriter and the Adviser represent and warrant that Adviser is and shall remain duly registered under all applicable federal and state securities laws and that the Adviser will perform its obligations to the Fund in accordance with the laws of Massachusetts and any applicable state and federal securities laws.

                  2.10. The Fund, Adviser and Underwriter represent and warrant that all of their directors, officers, employees, investment advisers, and other individuals/entities having access to the funds and/or securities of the Fund are and continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage as required currently by Rule 17g-(1) of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid Bond includes coverage for larceny and embezzlement and is issued by a reputable bonding company.

                  2.11. The Company represents and warrants that all of its directors, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or securities of the Fund are covered by a blanket fidelity bond or similar coverage for the benefit of the Fund, in an amount not less than $5 million. The aforesaid includes coverage for larceny and embezzlement and is issued by a reputable bonding company. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and the Underwriter in the event that such coverage no longer applies.

ARTICLE III.  Prospectuses and Proxy Statements; Voting

                  3.1. The Underwriter shall provide the Company, at the Company's expense, with as many copies of the current prospectuses for the Portfolios listed on Schedule 2 as the Company may reasonably request for use with prospective contractowners and applicants. The Underwriter shall print and distribute, at the Fund's or Underwriter's expense, as many copies of said prospectuses as necessary for distribution to existing contractowners or participants. If requested by the Company in lieu thereof, the Fund shall provide such documentation including a final copy of a current prospectus set in type at the Fund's expense and other assistance as is reasonably necessary in order for the Company at least annually (or more frequently if the said prospectuses are amended more frequently) to have the new prospectus for the Contracts and the Portfolios' new prospectuses printed together in one document. In such case the Fund shall bear its share of expenses as described above.

                  3.2. The Fund's prospectus shall state that the Statement of Additional Information for the Fund is available from the Underwriter or alternatively from the Company (or, in the Fund's discretion, the Prospectus shall state that such Statement is available from the Fund), and the Underwriter (or the Fund) shall provide such Statement, at its expense, to the Company and to any owner of or participant under a Contract who requests such Statement or, at the Company's expense, to any prospective contractowner and applicant who requests such statement.

                  3.3. The Fund, at its expense, shall provide the Company with copies of proxy material, if any, reports to shareholders and other communications to shareholders with regard to the Portfolios listed in Schedule 2 in such quantity as the Company shall reasonably require and shall bear the costs of distributing them to existing contractowners or participants.

                  3.4. If and to the extent required by law the Company shall:

                         (i)        solicit voting instructions from contract
owners or participants;

                         (ii) vote the Fund shares held in the Account in accordance with instructions received from contractowners or participants; and

                         (iii) vote Fund shares held in the Account for which no timely instructions have been received, in the same proportion as Fund shares of such Portfolio for which instructions have been received from the Company's contractowners or participants;

so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass through voting privileges for variable contractowners. The Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in the Fund calculates voting privileges in a manner consistent with other Participating Insurance Companies.

                  3.5. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular as required, the Fund will either provide for annual meetings or comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC interpretation of the requirements of Section 16(a) with respect to periodic elections of directors and with whatever rules the Commission may promulgate with respect thereto.

ARTICLE IV.  Sales Material and Information

                  4.1. The Company shall furnish, or shall cause to be furnished, to the Fund or the Underwriter, each piece of sales literature or other promotional material in which the Fund or the Fund's adviser or the Underwriter is named, at least five business days prior to its use. No such material shall be used if the Fund or the Underwriter reasonably objects in writing to such use within fifteen business days after receipt of such material.

                  4.2. The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus for the Fund shares, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or by the Underwriter, except with the permission of the Fund or the Underwriter. The Fund and the Underwriter agree to respond to any request for approval on a prompt and timely basis.

                  4.3. The Fund or the Underwriter shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company or its separate account is named, at least fifteen business days prior to its use. No such material shall be used if the Company reasonably objects in writing to such use within fifteen business days after receipt of such material.

                  4.4. The Fund and the Underwriter shall not give any information or make any representations on behalf of the Company or concerning the Company, each Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for each Account which are in the public domain or approved by the Company for distribution to contractowners or participants, or in sales literature or other promotional material approved by the Company, except with the permission of the Company. The Company agrees to respond to any request for approval on a prompt and timely basis.

                  4.5. The Fund will provide to the Company at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

                  4.6.  The  Company  will  provide  to the  Fund at  least  one complete copy of all registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or each Account, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

                  4.7. For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally
available  to  some  or  all  agents  or  employees,   registration  statements,
prospectuses, statements of additional information, shareholder reports, and proxy materials and any other material constituting sales literature or advertising under NASD rules, the 1940 Act or the 1933 Act.

ARTICLE V.  Fees and Expenses

                  5.1. The Fund and Underwriter shall pay no fee or other compensation to the Company under this Agreement, except that if the Fund or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 to finance distribution expenses, then, subject to obtaining any required exemptive orders or other regulatory approvals, the Underwriter may make payments to the Company or to the underwriter for the Contracts if and in amounts agreed to by the Underwriter in writing. Currently, no such payments are contemplated.

                  5.2. All expenses incident to performance by the Fund of this Agreement shall be paid by the Fund to the extent permitted by law. All Fund shares will be duly authorized for issuance and registered in accordance with applicable federal law and to the extent deemed advisable by the Fund, in accordance with applicable state law, prior to sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, Fund proxy materials and reports, setting in type, printing and distributing the prospectuses, the proxy materials and reports to existing shareholders and contractowners, the preparation of all statements and notices required by any federal or state law, all taxes on the issuance or transfer of the Fund's shares, and any expenses permitted to be paid or assumed by the Fund pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act.

                  5.3 Adviser will quarterly reimburse the Company certain of the administrative costs and expenses incurred by the Company as a result of operations necessitated by the beneficial ownership by Contract owners of shares of the Portfolios of the Fund, equal to 0.15% per annum of the average daily net assets of the Fund attributable to variable life or variable annuity contracts offered by the Company or its affiliates up to $300 million and 0.20% per annum of the average daily net assets of the Fund attributable to such contracts in excess of $300 million but less than $600 million and 0.25% per annum of the average daily net assets of the Fund attributable to such contracts in excess of $600 million. In no event shall such fee be paid by the Fund, its shareholders or by the contract holders.

ARTICLE VI.  Diversification

                  6.1. The Fund and the Adviser represent and warrant that the Fund will at all times invest money from the Contracts in such a manner as to ensure that the Contracts will be treated as variable contracts under the Internal Revenue Code and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund will comply with Section 817(h) of the Internal Revenue Code and Treasury Regulation 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications to such Section or Regulations. In the event of a breach of this Article VI by the Fund, it will take all reasonable steps (a) to notify the Company of such breach and (b) to adequately diversify the Fund so as to achieve compliance with the grace period afforded by Treasury Regulation 1.817-5.

ARTICLE VII.   Potential Conflicts

                  7.1. The Board of Trustees of the Fund (the "Fund Board") will monitor the Fund for the existence of any material irreconcilable conflict among the interests of the contractowners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by Participating Insurance Companies or by variable annuity contract and variable life insurance contractowners; or (f) a decision by an insurer to disregard the voting instructions of contractowners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof. A majority of the Fund Board shall consist of persons who are not "interested" persons of the Fund.

                  7.2. The Company has reviewed a copy of the Mixed and Shared Funding Exemptive Order, and in particular, has reviewed the conditions to the requested relief set forth therein. As set forth in the Mixed and Shared Funding Exemptive Order, the Company will report any potential or existing conflicts of which it is aware to the Fund Board. The Company agrees to assist the Fund Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Fund Board with all information reasonably necessary for the Fund Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Fund Board whenever contractowner voting instructions are disregarded. The Fund Board shall record in its minutes or other appropriate records, all reports received by it and all action with regard to a conflict.

                  7.3. If it is determined by a majority of the Fund Board, or a majority of its disinterested Directors, that an irreconcilable material conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested Directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including:
(1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contractowners and, as appropriate, segregating the assets of any appropriate group (i.e., variable annuity contractowners or variable life insurance contractowners, of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contractowners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

                  7.4. If the Company's disregard of voting instructions could conflict with the majority of contractowner voting instructions, and the Company's judgment represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement with respect to such Account. Any such withdrawal and termination must take place within 60 days after the Fund gives written notice to the Company that this provision is being implemented. Until the end of such 60 day period the Underwriter and Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

                  7.5. If a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state insurance regulators, then the Company will withdraw the Account's investment in the Fund and terminate this Agreement with respect to such Account. Any such withdrawal and termination must take place within 60 days after the Fund gives written notice to the Company that this provision is being implemented. Until the end of such 60 day period the Underwriter and Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

                  7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Fund Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund or Quest Advisors be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of contractowners materially adversely affected by the irreconcilable material conflict.

                  7.7. The Company shall at least annually submit to the Fund Board such reports, materials or data as the Fund Board may reasonably request so that the Fund Board may fully carry out the duties imposed upon it as delineated in the Mixed and Shared Funding Exemptive Order, and said reports, materials and data shall be submitted more frequently if deemed appropriate by the Fund Board.

                  7. 8. If and to the extent that Rule 6e-2 and Rule 6e-3 (T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3 (T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.  Indemnification

                  8.1.  Indemnification By The Company

                   (a) The Company agrees to indemnify and hold harmless the Fund, the Adviser, the Underwriter, and each of the Fund's or the Underwriter's directors, officers, employees or agents and each person, if any, who controls or is associated with the Fund or the Underwriter within the meaning of such terms under the federal securities laws (collectively, the "indemnified parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including reasonable legal and other expenses), to which the indemnified parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement, prospectus or statement of additional information for the Contracts or contained in the Contracts or sales literature or other promotional material for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; provided that this agreement to indemnify shall not apply as to any indemnified party if such statement or omission or such alleged statemen or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the registration statement, prospectus or statement of additional information for the Contracts or in the Contracts or sales literature or other promotional material for the Contracts (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

                           (ii) arise out of or as a result of statements or representations by or on behalf of the Company (other than statements or representations contained in the Fund registration statement, Fund prospectus, Fund statement of additional information or sales literature or other promotional material of the Fund not supplied by the Company or persons under its control) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

(iii)
 arise out of any untrue statement or alleged untrue statement of a material fact contained in the Fund registration statement, Fund prospectus, statement of additional information or sales literature or other promotional material of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, if such a statement or omission was made in reliance upon and in conformity with information furnished to the Fund by or on behalf of the Company or persons under its control; or

                           (iv) arise as a result of any failure by the Company to provide the services and furnish the materials or to make any payments under the terms of this Agreement; or

                            (v) arise out of any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach by the Company of this Agreement;

except to the extent provided in Sections 8.1(b) and 8.3 hereof. This indemnification shall be in addition to any liability which the Company may otherwise have.

                   (b) No party shall be entitled to indemnification if such loss, claim, damage, liability or litigation is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the party seeking indemnification.

                  (c) The indemnified parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

                  8.2.  Indemnification By the Underwriter

                   (a) The Underwriter and Adviser, on their own behalf and on behalf of the Fund, joint and severally agree to indemnify and hold harmless the Company and each of its directors, officers, employees or agents and each person, if any, who controls or is associated with the Company within the meaning of such terms under the federal securities laws (collectively, the "indemnified parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter or Adviser) or litigation (including reasonable legal and other expenses) to which the indemnified parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:

(i)
arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus or statement of additional information for the Fund or sales literature or other promotional material of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; provided that this agreement to indemnify shall not apply as to any indemnified party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Underwriter or Fund by or on behalf of the Company for use in the registration statement, prospectus or statement of additional information for the Fund or in sales literature or other promotional material of the Fund (or any amendment or supplement thereto) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii)
arise out of or as a result of statements or representations (other than statements or representations contained in the Contracts or in the Contract or Fund registration statement, the Contract or Fund prospectus, statement of additional information, or sales literature or other promotional material for the Contracts or of the Fund not supplied by the Underwriter or the Fund or persons under the control of the Underwriter or the Fund respectively) or wrongful conduct of the Underwriter or the Fund or persons under the control of the Underwriter or the Fund respectively, with respect to the sale or distribution of the Contracts or Fund shares; or

                              (iii) arise out of any untrue statement or alleged
                                    untrue   statement   of  a   material   fact
                                    contained  in  a   registration   statement,
                                    prospectus,    statement    of    additional
                                    information  or  sales  literature  or other
                                    promotional  material covering the Contracts
                                    (or  any  amendment  thereof  or  supplement
                                    thereto),   or  the   omission   or  alleged
                                    omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading in light of the circumstances in which they were made, if such statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriter or the Fund or persons under the control of the Underwriter or the Fund; or

                             (iv) arise as a result of any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements and procedures related thereto specified in
                                    Article    VI   or   the    Sub-Chapter    M
                                    qualification specified in Section 2.4 of this Agreement; or

                              (v) arise out of or result from any material breach of any representation and/or warranty made by the Underwriter or the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter or the Fund; or

                              (vi) arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate;

except to the extent provided in Sections 8.2(b) and 8.3 hereof. This indemnification shall be in addition to any liability which the Underwriter may otherwise have.

                   (b) No party shall be entitled to indemnification if such loss, claim, damage, liability or litigation is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the party seeking indemnification.

                   (c) The indemnified parties will promptly notify the Underwriter of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Contracts or the operation of the Account.

                  8.3.  Indemnification Procedure

                  Any person  obligated  to provide  indemnification  under this
Article VIII ("indemnifying party" for the purpose of this Section 8.3) shall not be liable under the indemnification provisions of this Article VIII with respect to any claim made against a party entitled to indemnification under this
Article VIII ("indemnified party" for the purpose of this Section 8.3) unless such indemnified party shall have notified the indemnifying party in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such indemnified party (or after such party shall have received notice of such service on any designated agent), but failure to notify the indemnifying party of any such claim shall not relieve the indemnifying party from any liability which it may have to the indemnified party against whom such action is brought under the indemnification provision of this Article VIII, except to the extent that the failure to notify results in the failure of actual notice to the indemnifying party and such indemnifying party is damaged solely as a result of failure to give such notice. In case any such action is brought against the indemnified party, the indemnifying party will be entitled to participate, at its own expense, in the defense thereof. The indemnifying party also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the indemnifying party to the indemnified party of the indemnifying party's election to assume the defense thereof, the indemnified party shall bear the fees and expenses of any additional counsel retained by it, and the indemnifying party will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or
(ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

                  A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article VIII. The indemnification provisions contained in this Article VIII shall survive any termination of this Agreement.

                  8.4.  Contribution

                  In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Article VIII is due in accordance with its terms but for any reason is held to be unenforceable with respect to a party entitled to indemnification ("indemnified party" for purposes of this Section 8.4) pursuant to the terms of this Article VIII, then each party obligated to indemnify pursuant to the terms of this Article VIII shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and litigations in such proportion as is appropriate to reflect the relative benefits received by the parties to this Agreement in connection with the offering of Fund shares to the Account and the acquisition, holding or sale of Fund shares by the Account, or if such allocation is not permitted by applicable law, in such proportions as is appropriate to reflect the relative net benefits referred to above but also the relative fault of the parties to this Agreement in connection with any actions that lead to such losses, claims, damages, liabilities or litigations, as well as any other relevant equitable considerations.

ARTICLE IX.  Applicable Law

                  9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.

                  9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to the Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.  Termination

                  10.1. This Agreement shall terminate:

(a) at the option of any party upon one-year advanc written notice to the other parties unless otherwise agreed in a separate written agreement among the parties; or

                           (b) at the option of the Company if shares of  the
 Portfolios  delineated in Schedule
2 are not reasonably available to meet the requirements of the Contracts as determined by the Company; or

                           (c) at the option of the Fund upon institution of
formal proceedings against the
Company by the NASD, the SEC, the insurance commission of any state or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the administration of the Contracts, the operation of the Account, or the purchase of the Fund shares, which would have a material adverse effect on the Company's ability to perform its obligations under this Agreement; or

                           (d) at the option of the Company upon institution of
formal proceedings against the
Fund or the Underwriter by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, which would have a material adverse effect on the Fund's or the Underwriter's ability to perform its obligations under this Agreement; or

                           (e) at the option of the Company or the Fund upon
receipt of any necessary regulatory
approvals and/or the vote of the contractowners having an interest in the Account (or any subaccount) to substitute the shares of another investment company for the corresponding Portfolio shares of the Fund in accordance with the terms of the Contracts for which those Portfolio shares had been selected to serve as the underlying investment media. The Company will give 30 days prior written notice to the Fund of the date of any proposed vote or other action taken to replace the Fund's shares; or

                           (f) at the option of the Company or the Fund upon a
determination by a majority of the
Fund Board, or a majority of the disinterested Fund Board members, that an irreconcilable material conflict exists among the interests of (i) all contractowners of variable insurance products of all separate accounts or (ii) the interests of the Participating Insurance Companies investing in the Fund as delineated in Article VII of this Agreement; or

                            (g) at the option of the Company if the Fund ceases
 to qualify as a Regulated
Investment Company under Subchapter M of the Internal Revenue Code, or under any successor or similar provision, or if the Company reasonably believes that the Fund may fail to so qualify; or

                            (h) at the option of the Company if the Fund fails
to meet the diversification
requirements specified in Article VI hereof; or

                            (i) at the option of any party to this Agreement,
upon another party's material
breach of any provision of this Agreement; or

                            (j) at the option of the Company, if the Company
determines in its sole judgment
exercised in good faith, that either the Fund or the Underwriter has suffered a material adverse change in its business, operations or financial condition since the date of this Agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Company; or

                           (k) at the option of the Fund or Underwriter, if the
Fund or Underwriter respectively,
shall determine in its sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations or financial condition since the date of this Agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Fund or Underwriter; or

                           (l) at the option of the Fund in the event any of the
Contracts are not issued or sold
in accordance with applicable federal and/or state law. Termination shall be effective immediately upon such occurrence without notice.

                  10.2.  Notice Requirement

                           (a)  In the event that any termination of this
Agreement is based upon the provisions
of Article VII, such prior written notice shall be given in advance of the effective date of termination as required by such provisions.

                           (b) In the event that any termination of this
Agreement is based upon the provisions
of Sections 10.1(b) - (d) or 10.1(g) - (i), prompt written notice of the election to terminate this Agreement for cause shall be furnished by the party terminating the Agreement to the non-terminating parties, with said termination to be effective upon receipt of such notice by the non-terminating parties.

                           (c) In the event that any termination of this
 Agreement is based upon the provisions
of Sections 10.1(j) or 10.1(k), prior written notice of the election to terminate this Agreement for cause shall be furnished by the party terminating this Agreement to the non-terminating parties. Such prior written notice shall be given by the party terminating this Agreement to the non-terminating parties at least 30 days before the effective date of termination.

                  10.3. It is understood and agreed that the right to terminate this Agreement pursuant to Section 10.1(a) may be exercised for any reason or for no reason.

                  10.4.   Effect of Termination

                           (a)  Notwithstanding any termination of this
Agreement pursuant to Section 10.1 of
this Agreement, and subject to Section 1.3 of this Agreement, the Company may require the Fund and the Underwriter to, continue to make available additional shares of the Fund for so long after the termination of this Agreement as the Company desires pursuant to the terms and conditions of this Agreement as provided in paragraph (b) below, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts. The parties agree that this
Section 10.4 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

                           (b)  If shares of the Fund continue to be made
available after  termination of this
Agreement pursuant to this Section 10.4, the provisions of this Agreement shall remain in effect except for Section 10.1(a) and thereafter the Fund, the Underwriter, or the Company may terminate the Agreement, as so continued pursuant to this Section 10.4, upon written notice to the other party, such notice to be for a period that is reasonable under the circumstances but, if given by the Fund or Underwriter, need not be for more than 90 days.

                  10.5. Except as necessary to implement contractowner initiated or approved transactions, or as required by state insurance laws or regulations, the Company shall not redeem Fund shares attributable to the Contracts (as opposed to Fund shares attributable to the Company's assets held in the Account), and the Company shall not prevent contractowners from allocating payments to a Portfolio that was otherwise available under the Contracts, until 90 days after the Company shall have notified the Fund or Underwriter of its intention to do so.

ARTICLE XI.  Notices

         Any notice shall be deemed duly given only if sent by hand, evidenced by written receipt or by certified mail, return receipt requested, to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party. All notices shall be deemed given three business days after the date received or rejected by the addressee.

                  If to the Fund:
                  Mr. Bernard H. Garil
                  President
                  OpCap Advisors
                  200 Liberty Street
                  New York, NY  10281

                  If to the Company:

                  [Name]
                  [Title]
                  [Co. Name]
                  [Address]

                  If to the Underwriter:

                  Mr. Thomas E. Duggan
                  Secretary
                  OCC Distributors
                  200 Liberty Street
                  New York, NY  10281

ARTICLE XII.  Miscellaneous

                  12.1. All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the Directors, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.

                  12.2. Subject to law and regulatory authority, each party hereto shall treat as confidential all information reasonably identified as such in writing by any other party hereto (including without limitation the names and addresses of the owners of the Contracts) and, except as contemplated by this Agreement, shall not disclose, disseminate or utilize such confidential information until such time as it may come into the public domain without the express prior written consent of the affected party.

                  12.3. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

                  12.4. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

                  12.5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

                  12.6. This Agreement shall not be assigned by any party hereto without the prior written consent of all the parties.

                  12.7. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit each other and such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

                  12.8. Each party represents that the execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate or trust action, as applicable, by such party and when so executed and delivered this Agreement will be the valid and binding obligation of such party enforceable in accordance with its terms.

                  12.9. The parties to this Agreement may amend the schedules to this Agreement from time to time to reflect changes in or relating to the Contracts, the Accounts or the Portfolios of the Fund.

                   IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and behalf by its duly authorized representative as of the date and year first written above.
                                    Company:
                                                TRANSAMERICA LIFE INSURANCE AND
ANNUITY COMPANY
SEAL                                         By: ______________________________

                                      Fund:

                                                     OCC ACCUMULATION TRUST



                    SEAL By: ______________________________

                                  Underwriter:

                                                     OCC DISTRIBUTORS



                       By: ______________________________


                                    Adviser:

                                 OpCap Advisors


                       By:_______________________________

                                   Schedule 1

                             Participation Agreement
                                      Among
     OCC Accumulation Trust, Transamerica Life Insurance and Annuity Company
                                       and
                                OCC Distributors





         The following separate accounts of Transamerica Life Insurance and Annuity Company are permitted in accordance with the provisions of this Agreement to invest in Portfolios of the Fund shown in Schedule 2:

Separate Account VUL-1



[Date]

                                   Schedule 2

                             Participation Agreement
                                      Among
     OCC Accumulation Trust, Transamerica Life Insurance and Annuity Company
                                       and
                                OCC Distributors




         The Separate Account(s) shown on Schedule 1 may invest in the following Portfolios of the OCC Accumulation Trust:

[Date]

Oppenheimer Capital Managed
Oppenheimer Capital Value Equity

PARTICIPATION AGREEMENT

                                      Among

                   TRANSAMERICA VARIABLE INSURANCE FUND, INC.

                    TRANSAMERICA SECURITIES SALES CORPORATION

                                       and

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY


         THIS AGREEMENT, made and entered into as of this ____ day of _________, 1996 by and among TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY hereinafter "Transamerica"), a North Carolina life insurance company, on its own behalf and on behalf of its SEPARATE ACCOUNT C (the "Account"); TRANSAMERICA VARIABLE INSURANCE FUND, INC., a corporation organized under the laws of Maryland (hereinafter the "Fund"); and TRANSAMERICA SECURITIES SALES CORPORATION, (hereinafter the "Underwriter"), a _________ corporation.
         WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and/or variable annuity contracts (collectively, the "Variable Insurance Products") to be offered by insurance companies which have entered into participation agreements similar to this Agreement (hereinafter "Participating Insurance Companies"), as well as qualified pension and retirement plans; and

         WHEREAS, the beneficial interests in the Fund are divided into several series of shares, each designated a "Portfolio" and representing interests in a particular managed portfolio of securities and other assets; and
         WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission (hereinafter the "SEC"), dated __________ (File No. 812-_____), granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (hereinafter the "1940 Act") and Rules 6e-2(b)(15) and 6e-3(T) (b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of life insurance companies that may or may not be affiliated with one another (hereinafter the "Shared Funding Exemptive Order"); and
         WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolios are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and
         WHEREAS, the Underwriter is duly registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"); and
         WHEREAS, Transamerica has registered certain variable annuity contracts supported wholly or partially by the Account (the "Contracts") under the 1933 Act and said Contracts are listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement; and

         WHEREAS, the Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of Transamerica on ________________, to set aside and invest assets attributable to the Contracts; and
         WHEREAS, Transamerica has registered the Account as a unit investment trust under the 1940 Act; and
         WHEREAS, to the extent permitted by applicable insurance laws and regulations, Transamerica intends to purchase shares in the Portfolios listed in Schedule B hereto, as it may be amended from time to time by mutual written agreement (the "Designated Portfolios"), on behalf of the Account to fund the aforesaid Contracts, and the Underwriter is authorized to sell such shares to unit investment trusts such as the Account at net asset value;
         NOW, THEREFORE, in consideration of their mutual promises, Transamerica, the Fund and the Underwriter agree as follows:


ARTICLE I.        Sale of Fund Shares
         1.1. The Underwriter agrees to sell to Transamerica those shares of the Designated Portfolios which Transamerica orders, executing such orders on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Portfolios. For purposes of this
Section 1.1, Transamerica shall be the designee of the Fund for receipt of such orders and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such order by ____ a.m. _________ time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Fund calculates its net asset value.

         1.2. The Fund agrees to make shares of the Designated Portfolios available for purchase at the applicable net asset value per share by
Transamerica on those days on which the Fund calculates its net asset values, and the Fund shall calculate such net asset value on each day which the New York Stock Exchange is open for trading. Notwithstanding the foregoing, the Board of Directors of the Fund (hereinafter the "Board") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.
         1.3 The Fund and the Underwriter agree that shares of the Designated Portfolios will be sold only to Participating Insurance Companies and their separate accounts and qualified pension and retirement plans. No shares of any Designated Portfolio will be sold to the general public.
         1.4. The Fund and the Underwriter will not sell shares of the Designated Portfolios to any other insurance company, separate account or qualified pension and retirement plan unless an agreement containing provisions substantially the same as Sections 2.1, 3.6, 3.7, 3.8, and Article VII of this Agreement is in effect to govern such sales.
         1.5. The Fund agrees to redeem for cash, on Transamerica's request, any full or fractional shares of the Fund held by Transamerica, executing such requests on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the request for redemption, except that the Fund reserves the right to suspend the right of redemption or postpone the date of payment or  satisfaction  upon  redemption  consistent with
Section 22(e) of the 1940 Act. For purposes of this Section 1.5, Transamerica shall be the designee of the Fund for receipt of requests for redemption and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such request for redemption by _________ a.m. ___________ time on the next following Business Day.
         1.6. The Parties hereto acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund's shares may be sold to other insurance companies and qualified pension and retirement plans (subject to
Section 1.4 and Article VI hereof) and the cash value of the Contracts may be invested in other investment companies.
         1.7.   Transamerica   shall  pay  for  Fund  shares  by  _______   a.m.
______________ time on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.1 hereof. Payment shall be in federal funds transmitted by wire and/or by a credit for any shares redeemed the same day as the purchase. Upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of Transamerica and shall become the responsibility of the Fund.
         1.8. The Fund shall pay and transmit the proceeds of redemptions of Fund shares by _____ a.m. ____________ time on the next Business Day after a redemption order is received, subject to Section 1.5 hereof. Payment shall be in federal funds transmitted by wire and/or a credit for any shares purchased the same day as the redemption.
         1.9. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to Transamerica or the Account. Shares ordered from the Fund
will be recorded in an appropriate title for the Account or the appropriate subaccount of the
Account.
         1.10. The Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to Transamerica of any income, dividends or capital gain distributions payable on the Designated Portfolios' shares. Transamerica hereby elects to receive all such income dividends and capital gain distributions in additional shares of that Portfolio. Transamerica reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify Transamerica by the end of the next following Business Day of the number of shares so issued as payment of such dividends and distributions.
         1.11. The Fund shall make the net asset value per share for each Designated Portfolio available to Transamerica on a daily basis as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by _____ p.m. ________ time. If the Fund provides incorrect per share net asset value information, Transamerica shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct net asset value per share. Any material error in the calculation or reporting of net asset value per share, dividend or capital gains information shall be reported immediately upon discovery to Transamerica. Any error of a lesser amount shall be corrected in the next Business Day's net asset value per share.
         In the event adjustments are required to correct any error in the computation of a Designated Portfolio's net asset value per share, or dividend or capital gain distribution, the Underwriter (or the Underwriter or the Fund) shall notify Transamerica as soon as possible after discovering the need for such adjustments. Notification can be made orally, but must be confirmed in writing. If an adjustment is necessary to correct an error which caused Contract owners to receive less than the amount to which they are entitled, the Fund shall make all necessary adjustments to the number of shares owned by the Account and distribute to the Account the amount of the underpayment. In no event shall Transamerica be liable to the Fund or the Underwriter for any such adjustments or overpayment amounts.


ARTICLE II.  Representations and Warranties
         2.1. Transamerica represents and warrants that the Contracts are or will be registered under the 1933 Act; that the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements. Transamerica further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account as a segregated asset account under Section 10506 of the California Insurance Law and has registered the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts.
         2.2. The Fund represents and warrants that Designated Portfolio shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the State of California and all applicable federal and state securities laws including without limitation the 1933 Act, the 1934 Act, and the 1940 Act and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the Registration Statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states if and to the extent required by applicable law.
         2.3. The Fund reserves the right to adopt a plan pursuant to Rule 12b-1 under the 1940 Act or impose an asset-based or other charge to finance distribution expenses as permitted by applicable law and regulation. In any event, the Fund represents and warrant that the investment advisory or management fees paid to the adviser by the Fund are legitimate and not excessive. To the extent that the Fund decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have a Board, a majority of whom are not interested persons of the Fund, formulate and approve any plan pursuant to Rule 12b- 1 under the 1940 Act to finance distribution expenses.
         2.4. The Fund represents and warrants that the investment policies and fees and expenses of the Designated Portfolios are and shall at all times remain in compliance with the insurance and other applicable laws of the State of California and any other applicable state to the extent required to perform this Agreement. The Fund further represents and warrants that Designated Portfolio shares will be sold in compliance with the insurance laws of the State of California and all applicable state securities laws or exemptions therefrom. Without limiting the generality of the foregoing, the Fund represents and warrants that it is and shall at all times remain in compliance with the policies and restrictions enumerated in Schedule C hereto, as amended by Transamerica from time to time, provided that such amendments shall either be
(a) agreed to by the Fund and Transamerica, or (b) necessary to comply with applicable laws of the State of California.

         2.5. The Fund represents and warrants that it is lawfully organized and validly existing under the laws of the State of Maryland and that it does and will comply in all material respects with the 1940 Act.
         2.6. The Fund represents and warrant that all of their directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are, and shall continue to be at all times, covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage required by
Section 17g-(1) of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.
         2.7. The Fund will provide Transamerica with as much advance notice as is reasonably practicable of any material change affecting the Designated Portfolios (including, but not limited to, any material change in its registration statement or prospectus affecting the Designated Portfolios and any proxy solicitation affecting the Designated Portfolios) and consult with Transamerica in order to implement any such change in an orderly manner, recognizing the expenses of changes and attempting to minimize such expenses by implementing them in conjunction with regular annual updates of the prospectuses for the Contracts. The Fund agrees to share equitably in expenses incurred by Transamerica as a result of actions taken by the Fund, as set forth in the allocation of expenses contained in Schedule D.

         2.8.  Transamerica  represents,  assuming  that the Fund  complies with
Article VI of this Agreement, that the Contracts are currently treated as annuity contracts under applicable provisions of the Internal Revenue Code of 1986, as amended, and that it will make every effort to maintain such treatment and that it will notify the Underwriter immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.
         2.9. The Fund represents that it is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify Transamerica immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.


ARTICLE III.  Prospectuses and Proxy Statements; Voting
         3.1(a).  At least  annually,  the Fund,  at its expense,  shall provide
Transamerica  or  its  designee  with  as  many  copies  of the  Fund's  current prospectuses for the Designated Portfolios as Transamerica may reasonably request for marketing purposes (including distribution to Contract owners with respect to new sales of a Contract). If requested by Transamerica in lieu thereof, the Fund shall provide such documentation (including a final "camera ready" copy of the new prospectuses for the Designated Portfolios as set in type at the Fund's expense or, at the request of Transamerica, as a diskette or such other form as is required by the financial printer) and other assistance as is reasonably necessary in order for Transamerica once each year (or more frequently if the prospectus for the Designated Portfolio is amended)
to have the  prospectus  for the  Contract  and the  Fund's  prospectus  for the
Designated Portfolios printed together in one document (the cost of such printing to be born by the Fund and Transamerica in proportion to the size of the prospectuses for the Fund and the Contracts).
         3.1(b). The Fund agrees that the prospectuses for the Designated Portfolios will describe only the Designated Portfolios and will not name or describe any other portfolios or series that may be in the Fund, and that the Fund will bear the cost of preparing and producing the prospectuses for the Designated Portfolios that are so custom tailored for use in connection with the Contracts.
         3.2. If applicable state or Federal laws or regulations require that the Statement of Additional Information ("SAI") for the Fund be distributed to all purchasers of the Contract, then the Fund shall provide Transamerica with the Fund's SAI or documentation thereof for the Designated Portfolios in such quantities and/or with expenses to be borne in accordance with paragraph 3.1(a) hereof.
         3.3. The Fund, at its expense, shall provide Transamerica with as many copies of the SAI for the Designated Portfolios as may reasonably be requested. The Fund, at its expense, shall also provide such SAI free of charge to any owner of a Contract or prospective owner who requests such SAI.
         3.4. The Fund, at its expense, shall provide Transamerica with copies of its prospectus, SAI, proxy material, reports to shareholders and other communications to shareholders for the Designated Portfolios in such quantity as Transamerica shall reasonably require for distributing to Contract owners. If the Contract and Fund prospectuses are printed together in one document, the Fund shall bear the portion of such printing expense as is attributable to the Fund's prospectus. If applicable SEC rules require that any of the foregoing Fund prospectuses, Fund SAIs, proxy materials, Fund reports to shareholders or other communications to shareholders be filed with the SEC, then the Fund or its designee shall prepare and file with the SEC such prospectus, SAI, proxy materials, reports to shareholders, or other communications to shareholders in such format as required by such applicable rules and shall notify Transamerica of such filing.
         3.5.  It  is  understood  and  agreed  that,  except  with  respect  to
information   regarding   Transamerica  provided  in  writing  by  Transamerica,
Transamerica shall not be responsible for the content of the prospectus or SAI for the Designated Portfolios. It is also understood and agreed that, except with respect to information regarding the Fund and provided in writing by the Fund, the Fund shall not be responsible for the content of the prospectus or SAI for the Contracts.
         3.6.     If and to the extent required by law Transamerica shall:
                  (i)      solicit voting instructions from Contract owners;
                  (ii) vote the Designated Portfolio shares in accordance with instructions received from Contract owners: and

                  (iii) vote Designated Portfolio shares for which no instruction have been received in the same proportion as Designated Portfolio shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. Transamerica reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law.

         3.7. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts holding shares of a Designated Portfolio calculates voting privileges in the manner required by the Shared Funding Exemptive Order. The Fund agrees to promptly notify Transamerica of any amendments or changes of interpretations of the Shared Funding Exemptive Order.
         3.8. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings (except insofar as the SEC may interpret Section 16 of the 1940 Act not to require such meetings) or, as the Fund currently intends, comply with
Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors and with whatever rules the Commission may promulgate with respect thereto.


ARTICLE IV.       Sales Material and Information
         4.1. Transamerica shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature and other promotional material that Transamerica develops or uses and in which the Fund (or a Portfolio thereof), its investment adviser or one of its sub-advisers or the Underwriter for the Fund shares is named in connection with the Contracts, at least 10 (ten) Business Days prior to its use. No such material shall be used if the Fund or its designee objects to such use within 10 (ten) Business Days after receipt of such material.

         4.2. Transamerica shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts inconsistent with the information or representations contained in the registration statement or prospectus for the Fund shares, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee, except with the permission of the Fund.
         4.3. The Fund shall furnish, or shall cause to be furnished, to Transamerica, each piece of sales literature and other promotional material in which Transamerica and/or the Account is named at least 10 (ten) Business Days prior to its use. No such material shall be used if Transamerica objects to such use within 10 (ten) Business Days after receipt of such material. Notwithstanding the fact that Transamerica or its designee may not initially object to a piece of sales literature or other promotional material, Transamerica reserves the right to object at a later date to the continued use of any such sales literature or promotional material in which Transamerica is named, and no such material shall be used thereafter if Transamerica or its designee so objects.
         4.4.   The  Fund   shall   not  give  any   information   or  make  any
representations on behalf of Transamerica or concerning Transamerica, the Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports for the Account, or in sales literature or other promotional material approved by Transamerica or its designee, except with the permission of Transamerica.
         4.5. The Fund will provide to Transamerica at least one complete copy of all registration statements, prospectuses, Statements of Additional Information, all supplements thereto, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Designated Portfolios, contemporaneously with the filing of such document(s) with the SEC, NASD or other regulatory authorities.
         4.6. Transamerica will provide to the Fund at least one complete copy of all registration statements, prospectuses, Statements of Additional Information, all supplements thereto, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or the Account, contemporaneously with the filing of such document(s) with the SEC, NASD, or other regulatory authority.
         4.7. For purposes of this Article IV, the phrase "sales literature and other promotional material" includes, but is not limited to, advertisements (material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, telephone directories (other than routine listings), electronic or other public media), sales literature (i.e., any written or electronic communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, performance reports or summaries, form letters, telemarketing scripts, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, Statements of Additional Information, supplements thereto, shareholder reports, and proxy materials.
         4.8. At the request of any party to this Agreement, each other party will make available to the other party's independent auditors and/or representative of the appropriate regulatory agencies, all records, data and access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to this Agreement or any party's obligations under this Agreement.


ARTICLE V.  Fees and Expenses
         5.1. The Fund shall pay no fee or other compensation to Transamerica under this Agreement, except that if the Fund or any Designated Portfolio adopts and implements a plan pursuant to Rule 12b-1 of the 1940 Act to finance distribution and shareholder servicing expenses, then the Underwriter may make payments to Transamerica or to the distributor for the Contracts if and in amounts agreed to by the Underwriter in writing and such payments will be made out of existing fees otherwise payable to the Underwriter, past profits of the Underwriter or other resources available to the Underwriter. No such payments shall be made directly by the Fund. Nothing herein shall prevent the parties hereto from otherwise agreeing to perform, and arrange for appropriate compensation for, other services relating to the Fund and/or the Account. Transamerica shall pay no fee or other compensation to the Fund under this Agreement, although the parties hereto will bear certain expenses in accordance with Schedule D, Articles III, V, and other provisions of this Agreement.

         5.2. All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund, as further provided in Schedule E. The Fund shall see to it that all shares of the Designated Portfolios are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent required, in accordance with applicable state laws prior to their sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, supplements thereto, proxy materials and reports, setting the prospectus in type, printing prospectuses for distribution to Contract owners, setting in type, printing and filing the proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report), the preparation of all statements and notices required by any federal or state law, all taxes on the issuance or transfer of the Fund's shares, and the costs of distributing the Fund's prospectuses and proxy materials to such Contract owners and any expenses permitted to be paid or assumed by the Fund pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act.
         5.3. Transamerica shall bear the expenses of routine annual distribution of the Fund's prospectus to owners of Contracts issued by Transamerica and of distributing the Fund's proxy materials and reports to such Contract owners; this shall not include distribution of the Fund's prospectus with respect to new sales of a Contract. Transamerica shall bear all expenses associated with the registration, qualification, and filing of the Contracts under applicable federal securities and state insurance laws; the cost of preparing, printing, and distributing the Contract prospectus and SAI; and the cost of preparing, printing and distributing annual individual account statement to Contract owners as required by state insurance laws.
         5.4. The Fund acknowledges that a principal feature of the Contracts is the Contract owner's ability to choose from a number of unaffiliated mutual funds (and portfolios or series thereof), including the Designated Portfolios ("Unaffiliated Funds"), and to transfer the Con- tract's cash value between funds and portfolios. The Fund and Underwriter agree to cooperate with Transamerica in facilitating the operation of the Account and the Contracts as intended, including but not limited to cooperation in facilitating transfers between Unaffiliated Funds.


ARTICLE VI.       Diversification and Qualification
         6.1. The Fund and Underwriter represent and warrant that the Fund will at all times sell its shares and invest its assets in such a manner as to ensure that the Contracts will be treated as annuity contracts under the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund and Underwriter represent and warrant that the Fund and each Designated Portfolio thereof will at all times comply with Section 817(h) of the Code and Treasury
Regulation ss. 1.817-5, as amended from time to time, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations. The Fund and the Underwriter agree that shares of the Designated Portfolios will be sold only to Participating Insurance Companies and their separate accounts and qualified pension and retirement plans.

         6.2. No shares of any series or portfolio of the Fund will be sold to the general public.
         6.3. The Fund and Underwriter represent and warrant that the Fund and each Designated Portfolio is currently qualified as a Regulated Investment Company under Subchapter M of the Code, and that it will maintain such qualification (under Subchapter M or any successor or similar provisions) as long as this Agreement is in effect.
         6.4. The Fund or Underwriter will notify Transamerica immediately upon having a reasonable basis for believing that the Fund or any Portfolio has ceased to comply with the aforesaid Section 817(h) diversification or Subchapter M qualification requirements or might not so comply in the future.
         6.5. The Fund and Underwriter acknowledge that full compliance with the requirements referred to in Sections 6.1, 6.2, and 6.3 hereof is absolutely essential because any failure to meet those requirements would result in the
Contracts  not being  treated  as  annuity  contracts  for  federal  income  tax purposes, which would have adverse tax consequences for Contract owners and could also adversely affect Transamerica's corporate tax liability. The Fund and Underwriter also acknowledge that it is solely within their power and control to meet those requirements. Accordingly, without in any way limiting the effect of
Section 8.3 hereof and without in any way limiting or restricting any other remedies available to Transamerica, the Underwriter will pay all costs associated with or arising out of any failure, or any anticipated or reasonably foreseeable failure, of the Fund or any Designated Portfolio to comply with Sections 6.1, 6.2, or 6.3 hereof, including all costs associated with correcting or responding to any such failure; such costs may include, but are not limited to, the costs involved in creating, organizing, and registering a new investment company as a funding medium for the Contracts and/or the costs of obtaining whatever regulatory authorizations are required to substitute shares of another investment company for those of the failed Portfolio (including but not limited to an order pursuant to Section 26(b) of the 1940 Act); such costs are to include, but are not limited to, fees and expenses of legal counsel and other advisors to Transamerica and any federal income taxes or tax penalties (or "toll charges" or exactments or amounts paid in settlement) incurred by Transamerica in connection with any such failure or anticipated or reasonably foreseeable failure.
         6.6. The Fund shall provide Transamerica or its designee with reports certifying compliance with the aforesaid Section 817(h) diversification and Subchapter M qualification requirements, at times provided for and substantially in the form attached hereto as Schedule E; provided, however, that providing such reports does not relieve the Fund or Underwriter of their responsibility for such compliance or of their liability for any non-compliance.
         6.7. The Fund and the Underwriter represent and warrant that the Fund will comply with the investment limitations under applicable state law for investment companies funding separate accounts.


ARTICLE VII. Potential Conflicts and Compliance With Shared Funding Exemptive Order

         7.1. The Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities;
(c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform Transamerica if it determines that an irreconcilable material conflict exists and the implications thereof.
         7.2. Transamerica will report any potential or existing conflicts of which it is aware to the Board. Transamerica will assist the Board in carrying out its responsibilities under the Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by Transamerica to inform the Board whenever contract owner voting instructions are disregarded. Such responsibilities shall be carried out by Transamerica with a view only to the interests of its Contract Owners.
         7.3. If it is determined by a majority of the Board, or a majority of its directors who are not interested persons of the Fund, its adviser or any sub-adviser to any of the Portfolios (the "Independent Directors"), that a material irreconcilable conflict exists, Transamerica and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the Independent Directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and
(2) establishing a new registered management investment company or managed separate account. Transamerica shall not be required by this Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.
         7.4. If a material irreconcilable conflict arises because of a decision by Transamerica to disregard contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, Transamerica may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Independent Directors. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six month period the Underwriter and the Fund shall continue to accept and implement orders by Transamerica for the purchase (and redemption of shares of
the Fund.
         7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to Transamerica conflicts with the majority of other state regulators, then Transamerica will withdraw the Account's investment in the Fund and terminate this Agreement within six months after the Board informs Transamerica in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Until the end of the foregoing six month period, the Underwriter and the Fund shall continue to accept and implement orders by Transamerica for the purchase (and redemption) of shares of the Fund.
         7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the Independent Directors shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts.
         7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules

6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable: and (b) Sections 3.6, 3.7, 3.8, 7.1, 7.2, 7.3, 7.4, and
7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.


ARTICLE VIII.              Indemnification
         8.1.     Indemnification By Transamerica
                  8.1(a). Transamerica agrees to indemnify and hold harmless the Fund and its officers and each member of its Board (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of Transamerica) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and: (i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus or SAI for the Contracts or contained in the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to in-
                                   --------
demnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to Transamerica by or on behalf of the Underwriter or Fund for use in the registration statement or prospectus for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

         (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature of the Fund not supplied by Transamerica or persons under its control) or wrongful conduct of Transamerica or persons under its control, with respect to the sale or distribution of the Contracts or Fund Shares; or

         (iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon information furnished in writing to the Fund by or on behalf of Transamerica; or

         (iv) arise as a result of any failure by Transamerica to provide the services and furnish the materials under the terms of this Agreement; or

         (v) arise out of or result from any material breach of any representation and/or warranty made by Transamerica in this Agreement or arise out of or result from any other material breach of this Agreement by Transamerica, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1
(c) hereof.
                  8.1(b).   Transamerica   shall  not  be  liable   under   this
indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject if caused by such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to the Fund, whichever is applicable.
                  8.1(c).   Transamerica   shall  not  be  liable   under   this
indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified Transamerica in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Transamerica of any such claim shall not relieve Transamerica from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, Transamerica shall be entitled to participate, at its own expense, in the defense of such action. Transamerica also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from Transamerica to such party of Transamerica's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and Transamerica will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.
                  8.1(d).   The   Indemnified   Parties  will  promptly   notify
Transamerica of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund Shares or the Contracts or the operation of the Fund.
         8.2.     Indemnification by the Underwriter
                  8.2(a). The Underwriter agrees to indemnify and hold harm-less
Transamerica and each of its directors and officers and each person, if any, who controls Transamerica within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation

(including legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:
         (i)
          arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or SAI or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any
--------
Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Underwriter or Fund by or on behalf of Transamerica for use in the Registration Statement or prospectus for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

         (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the Registration Statement, prospectus or sales literature for the Contracts not supplied by the Underwriter or persons under its control) or wrongful conduct of the Fund or Underwriter or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

         (iii)
    arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished in writing to Transamerica by or on behalf of the Underwriter or Fund; or

         (iv)         arise  as  a  result  of  any   failure  by  the  Fund  or
                      Underwriter to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

         (v)          arise out of or  result  from any  material  breach of any representation and/or warranty made by the Fund or Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund or Underwriter;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Underwriter specified in Article VI hereof.
                  8.2(b).  The  Underwriter  shall  not  be  liable  under  this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance or such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to Transamerica or the Account, whichever is applicable.
                  8.2(c).  The  Underwriter  shall  not  be  liable  under  this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Underwriter will be entitled to participate, at its own expense, in the defense thereof. The Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Underwriter to such party of the Underwriter's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.
                  8.2(d). Transamerica agrees promptly to notify the Underwriter of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.


ARTICLE IX.  Applicable Law
         9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of California.
         9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the Securities and Exchange Commission may grant (including, but not limited to, the Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.        Termination
         10.1.  This Agreement shall terminate:
                  (a) at the option of any party, with or without cause, with respect to some or all Portfolios, upon one (1) year advance written notice delivered to the other parties; provided, however, that such notice shall not be given earlier than one year following the date of this Agreement; or (b) at the option of Transamerica by written notice to the other parties with respect to any Portfolio based upon Transamerica's determination that shares of such Portfolio are not reasonably available to meet the requirements of the Contracts; or (c) at the option of Transamerica by written notice to the other parties with respect to any Portfolio in the event any of the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/ or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by Transamerica; or (d) at the option of the Fund in the event that formal administrative proceedings are instituted against Transamerica by the National Association of Securities Dealers, Inc. ("NASD"), the Securities and Exchange Commission, the Insurance Commissioner or like official of any state or any other regulatory body regarding Transamerica's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that the Fund determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of Transamerica to perform its obligations under this Agreement; or (e) at the option of Transamerica in the event that formal administrative proceedings are instituted against the Fund or Underwriter by the NASD, the Securities and Exchange Commission, or any state securities or insurance department or any other regulatory body, provided, however, that Transamerica determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund or Underwriter to perform its obligations under this Agreement; or (f) at the option of Transamerica by written notice to the Fund and the Underwriter with respect to any Portfolio if Transamerica reasonably believes that the Portfolio may fail to meet the Section 817(h) diversification requirements or Subchapter M qualifications specified in Article VI hereof; or
                  (g) at the  option of either the Fund or the  Underwriter,  if
                  (i) the Fund or Underwriter, respectively, shall determine, in their sole judgement reasonably exercised in good faith, that Transamerica has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity and that material adverse change or publicity will have a material adverse impact on Transamerica's ability to perform its obligations under this Agreement, (ii) the Fund or Underwriter notifies Transamerica of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by Transamerica and any other changes in circumstances since the giving of such a notice, the determination of the Fund or Underwriter shall continue on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or (h) at the option of Transamerica, if (i) Transamerica shall determine, in its sole judgement reasonably exercised in good faith, that either the Fund or the Underwriter have suffered a material adverse change in their business or financial condition or is the subject of material adverse publicity and that material adverse change or publicity will have a material adverse impact on the Fund's or Underwriter's ability to perform its obligations under this Agreement, (ii) Transamerica notifies the Fund or Underwriter, as appropriate, of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by the Fund or Underwriter and any other changes in circumstances since the giving of such a notice, the determination of Transamerica shall continue on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or (i) at the option of any party to this Agreement, upon another party's material breach of any provision of this Agreement; or (j) upon assignment of this Agreement, unless made with the written consent of the parties hereto; or (k) at the option of Transamerica or the Fund by written notice to the other party upon a determination by the Fund's Board that a material irreconcilable conflict exists among the interests of (i) all contract owners of all separate accounts investing in the Fund or (ii) the interests of the Participating Insurance Companies; or (l) at the option of Transamerica by written notice to the Fund or the Underwriter upon the sale, acquisition or change of control of the Underwriter.
         10.2. Notice Requirement. No termination of this Agreement shall be effective unless and until the party terminating this Agreement gives prior written notice to all other parties of its intent to terminate, which notice shall set forth the basis for the termination.
         10.3. Effect of Termination. Notwithstanding any termination of this Agreement, the Fund and the Underwriter shall, at the option of Transamerica, continue to make available additional shares of the Fund for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts") pursuant to the terms and conditions of this Agreement. Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts. The parties agree that this
Section 10.3 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.
         10.4. Surviving Provisions. Notwithstanding any termination of this Agreement, each party's obligations under Article VIII to indemnify other parties shall survive and not be affected by any termination of this Agreement. In addition, with respect to Existing

Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement.


ARTICLE XI.  Notices
         Any notice shall be sufficiently given when sent by registered or certified mail or by overnight mail sent through a nationally-recognized delivery service to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

If to the Fund:
         Transamerica Variable Insurance Fund, Inc.
         Transamerica Center
         1150 South Olive Street
         Los Angeles, CA  90015

         Attention:  General Counsel


If to Transamerica:

         TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
         Transamerica Center
         401 North Tryon Street
           Charlotte, North Carolina 28202

         Attention:  President, Living Benefits Division


If to the Underwriter:

         Transamerica Securities Sales Corporation, Inc.
         Transamerica Center
         1150 South Olive Street
         Los Angeles, CA  90015

         Attention:  General Counsel


ARTICLE XII.  Miscellaneous
         12.1. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as such information may come into the public domain. Without limiting the foregoing, no party hereto shall disclose any information that another party reasonably considers to be proprietary.
         12.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
         12.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.
         12.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.
         12.5. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the Securities and Exchange Commission, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the California Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of Transamerica are being conducted in a manner consistent with the California Variable Annuity Regulations and any other applicable law or regulations.
         12.6. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.
         12.7. This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto.
         12.8. The Schedules attached hereto, as modified from time to time, are incorporated herein by reference and are part of this Agreement.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified below.
                      TRANSAMERICA OCCIDENTAL LIFE INSURANCE
                        COMPANY

                      By its authorized officer


SEAL                  By:
                      Title:
                      Date:


                      TRANSAMERICA VARIABLE INSURANCE FUND, INC.:

                      By its authorized officer,

SEAL                  By:
                      Title:
                      Date:


                      TRANSAMERICA SECURITIES SALES CORPORATION:

                      By its authorized officer,

SEAL                  By:
                      Title:
                      Date:

                                   SCHEDULE A


         Contracts                               Form Numbers

                                   SCHEDULE B


Designated Portfolios

                                   SCHEDULE C

                  Certain Investment Policies and Restrictions

                                 Imposed by the

                       California Department of Insurance


         Pursuant to Section 2.4 hereof, the Fund represents and warrants that it is and shall all times remain in compliance with the following investment policies and restrictions. THESE ARE IN ADDITION TO other related obligations of the Fund, including the general obligation to comply with all applicable laws and regulation, including but not limited to California insurance laws and regulations, the Investment Company Act of 1940, and other applicable insurance and securities laws.

[Note: The following are derived from a questionnaire used by the California Department of
Insurance as part of an insurance company's application for qualification to transact a variable annuity business. The parenthetical references below are to question numbers in that questionnaire.]

The Fund represents and warrants that:

1. All repurchase agreements will be transacted only with entities meeting specific credit and solvency standards administered and verified by the Underwriter (46(a)).

2. All repurchase transactions will be executed pursuant to a comprehensive master repurchase agreement setting forth the terms and conditions of the transaction, and having the incidents of a valid promissory note in favor of the Fund (46(b)).

3. A valid, binding security interest in favor of the Fund or portfolio thereof will be created and perfected in all collateral securing such repurchase agreements (46(c)).

4. All such repurchase agreements will be secured at all times by collateral consisting of liquid assets having a market value of not less than 102% of the cash or assets transferred to the other party (46(d)).

5. All securities lending activities will be entered into only with entities meeting specific credit and solvency standards administered and verified by the Underwriter (47).

6. All investments in instruments or certificates of any sort issued by the U.S. Office of a bank or other savings institution domiciled in a foreign nation, or a foreign branch of a U.S. savings institution, will be instruments or certificates payable in the United States and in U.S. dollars (48).

7. All investments of the Fund which possess a readily-available market value will be valued either at their market value on the date of valuation, or at amortized cost if it approximates market value within the limits and constraints imposed by the U.S. Securities and Exchange Commission (49).

8. All investments of the Fund which lack a readily-available market will be valued according to specific, objective methods or procedures set forth in writing (50).

9. The investment manager of each portfolio or series of the Fund possesses substantial expertise and experience as an investment manager or advisor of a portfolio consisting of asset and investments of the same type as he or she will manage in regard to the portfolio or series. (If experience is less than three years, please provide resume of investment manager; note that in this case, the Company must provide notarized certifications that it has fully investigated and is satisfied with the qualifications, background, and expertise of the investment manager.) (52).

10. At no time during the past ten years have the managers of any portfolio or series resigned to avoid dismissal or been dismissed or requested to resign from any position involving investment duties, on account of violation of any law, rule or ethical standard relating to insurance, annuities, or securities (53).

11. The investment advisory agreements concerning the Fund's operations provide in substance that notwithstanding any other provisions of the agreement, it is understood and agreed that the Fund shall retain the ultimate responsibility for and control of all investments made pursuant to the agreement, and reserve the right to direct, approve or disapprove any action taken on its behalf by the investment advisor (54).

12. Every custodian holding securities or other assets of the Fund is an institution permitted to serve in such capacity by the Investment Company Act of 1940 and/or reviewed and approved for such purpose by the U.S. Securities and Exchange Commission (55).

13. The Fund refuses to employ in any material connection with the handling of assets of the Fund, any person who:

(a) In the last 10 years has been convicted of any felony or misdemeanor arising out of conduct involving embezzlement, fraudulent conversion, or misappropriation of funds or securities, or involving violations of Title 18, United States Code ss.ss.1341, 1342, or 1343 (58(a)).

(b) Within the last 10 years has been found by any-state regulatory authority to have violated, or has acknowledged violation of, any provision of any state insurance law involving fraud, deceit or knowing misrepresentation (59(b)).

(c) Within the last 10 years has been found by any federal or state regulatory authorities to have violated, or have acknowledged violation of, any provisions of federal or state securities laws involving fraud, deceit, or knowing misrepresentation (58(c)).

14. The Fund will make inquiries and attempt to determine that no persons, firms, or employees of firms which supply consulting, investment, administrative, custodial or other services affecting the administration of the Company's variable annuity business (including such services for the Fund), have been subject to the sanctions described in the preceding representation (59).

15. The Fund will seek to prevent its officers and Board members, and officers, directors and portfolio managers of the investment advisor, from receiving, directly or indirectly, any commission, or any other compensation with respect to the purchase or sale of assets of the Fund (61).

16. No officer, director, trustee, or member of any governing board or body of the Fund will receive directly or indirectly any commissions or any other compensation contingent upon the writing, issuance, sale, procurement of application for, or renewal, of any variable annuity contract (62).

17. All service agreements affecting the administration of the Fund allow the Fund to terminate such contracts without payment of any penalty, forfeiture, compulsory buyout amount, or performance of any other obligation which could deter termination (65).

18. All service agreements affecting the administration of the Fund afford the Fund a right to cancel the contract and discharge the servicing entity or person in the event such entity or person fails to perform in a satisfactory manner
(66).

19. All service agreements affecting the administration of the Fund provide that the Fund shall own and control all the pertinent records pertaining to its operations (67).

20. All service agreements affecting the administration of the Fund provide that the Fund shall have the right to inspect, audit and copy all records pertaining to performance of services under the agreement (68).

                                                        SCHEDULE D

                                                         Expenses
==============================================================
                                                                    RESPONSIBLE
              ITEM              FUNCTION                            PARTY
----------------------------------------------------------------------------
               PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION
---------------------------------------------------------------------------
MARKETING
         1.       Prospect          Printing
                  us
                             Supply copies of prospectus  described in Parts 3.1
                                    and 3.3 in numbers equal to Transamerica's reasonable request.

                                    If requested by Transamerica in lieu thereof
                                    such  documentation  and other assistance as
                                    is reasonably  necessary for Transamerica to
                                    have the  prospectus  for the  Contracts and
                                    the prospectus for the Fund printed together
                                    in one document.
         2.       Initial
                  Sales             Distribution
                                    Printing
                                    Distribution
--------------------------------------------------------------
EXISTING OWNERS
         1.       Annual            Printing
                  Updates           Distribution
                                    Printing & Distribution
                         (a)      If required by Fund or Adviser or Distributor
         2.       Interim           (b)      If required by Transamerica
        Updates           (c)      If required by other participating insurance
                                             company (PIC)
-----------------------------------------------------------------------------
PROXY MATERIALS                     Printing and Distribution
OF THE FUND                         (a)      If required by law
                                    (b)      If required by Transamerica
                        (c)      If required by other participating insurance
                                            company

                         (d)      If required by Fund or Adviser or Distributor

PrintingDER
Distribution
---------------------------------------------------------------------------
OTHER                               Printing & Distribution
COMMUNICATIONS                      (a)      If required by law
WITH                                (b)      If required by Transamerica
SHAREHOLDERS OF           (c)      If required by other participating insurance
THE FUND                                     company

                         (d)      If required by Fund or Adviser or Distributor
----------------------------------------------------------------------------
OPERATIONS OF                All operations and related expenses, including the
FUND                       cost of registration and qualification of the Fund's
                                    shares, preparation and filing of the Fund's prospectus and registration statement, proxy materials and reports, the preparation of all statements and notices required by any federal or state law and all taxes on the issuance or transfer of the Fund's shares, and all costs of management of the business affairs of the Fund

                                                        SCHEDULE E

                                                 Reports per Section 6.6

                  With regard to the reports relating to the quarterly testing of compliance with the requirement of Section 817(h) and Subchapter M under the Internal Revenue Code (the "Code") and the regulations thereunder, the Fund shall provide within twenty (20) Business Days of the close of the calendar quarter a report [in a form to be attached] regarding the status under such sections of the Code of the Designated Portfolios, and if necessary, identification of any remedial action to be taken to remedy non-compliance.

                  With regard to the reports relating to the year-end testing of compliance with the requirements of Subchapter M of the Code, referred to hereinafter as "RIC status," the Fund will provide the reports on the following basis: (i) the last quarter's quarterly reports can be supplied within the 20-day period, and (ii) the year-end report [in a form to be attached] will be provided 45 days after the end of the calendar year, but prior thereto, the Fund will provide the additional interim and supplemental reports, described below.

                  The additional reports are as follows:

                  1. A report in the usual reporting format and content, as of November 30, of each future fiscal year. The report will be provided under cover of a letter from the Underwriter stating that the Fund is in full compliance with the requirements of Section 817(h) and Subchapter M of the Code. Assuming such satisfactory report, the Fund will not provide any additional interim reports. The report will be delivered by facsimile by the twentieth day of December.


2.In the alternative, if a problem, as defined below, is identified in the November report or its accompanying transmittal letter, additional interim reports, on a weekly basis, starting on the 15th of December and through the 30th of December, also will be supplied ("additional interim reports"). The additional interim reports will not follow the format of the regular reports, but will specifically address the problem identified in the November 30 report.
  If any interim report, thereafter, memorialize the cure of the problem, subsequent additional reports will not be required.


                      With regard to delivery of the additional reports, they will be transmitted by facsimile on the next Business Day, subject to the following schedule of special dates: if the 15th of December is a Saturday, the required report date will be accelerated to the 14th of December; if the 15th of December is a Sunday, the report will be transmitted on the 16th of December.

3. A problem with regard to RIC status is defined as any violation of the following standards, as referenced to the applicable sections of the Code:

(a) Less than ninety-five percent of gross income is derived from sources of income specified in Section 851(b)(2);

(b) Twenty-five percent or greater gross income is derived from the sale or disposition of assets specified in Section 851(b)(3);

(c)      Fifty-five percent or less of the value of total assets consists of
 assets                     specified in Section 851(b)(4)(A); and

                           (d) Twenty percent or more of the value of total assets is invested in the securities of one issuer, as that requirement is set forth in
                                    Section 851(b)(4)(B).

Exhibit (9) Opinion and Consent of Counsel

June 17, 1998

Transamerica Life Insurance
  and Annuity Company
401 North Tryon Street
Charlotte, North Carolina 28202

Gentlemen:

With reference to the Registration Statement on Form N-4 filed by Transamerica Life Insurance and Annuity Company and its Separate Account VA-7 with the Securities and Exchange Commission covering certain variable annuity contracts, I have examined such documents and such law as I considered necessary and appropriate, and on the basis of such examinations, it is my opinion that:

         1.) Transamerica Life Insurance and Annuity Company is duly organized and validly existing under the laws of the State of North Carolina.

         2.) The variable annuity contracts, when issued as contemplated by the said Form N-4 Registration Statement, as amended, will constitute legal, validly issued and binding obligations of Transamerica Life Insurance and Annuity Company.

I hereby consent to the filing of this opinion as an exhibit to the said Form N-4 Registration Statement and to the reference to my name under the caption "Legal Matters" in the Prospectus contained in the said Registration Statement. In giving this consent, I am not admitting that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,



James W. Dederer
Executive Vice President,
General Counsel and
Corporate Secretary

Exhibit (10)(b) Consent of Independent Auditors

CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Accountants" in the initial registration statement on Form N-4 and the related Prospectus and Statement of Additional Information of Separate Account VA-7 of Transamerica Life Insurance and Annuity Company and to the use of our report dated January 23, 1998 with respect to the consolidated financial statements of Transamerica Life Insurance and Annuity Company included in the Statement of Additional Information.

/s/ Ernst & Young LLP

Los Angeles, California
June 23, 1998

Exhibit (15) Powers of Attorney

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                  Robert Abeles

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                Thomas J. Cusack

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                James W. Dederer

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                 Richard H. Finn

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                George A. Foegele

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                David E. Gooding

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                 Edgar H. Grubb

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                               Frank C. Herringer

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                Richard N. Latzer

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), her true and lawful attorney-in-fact and agent, with full power of substitution to each, for her and on her behalf and in her name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and her or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                 Karen MacDonald

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                  Mark McEachen

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                 Gary U. Rolle'

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                              Paul E. Rutledge III

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                T. Desmond Sugrue

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                Bruce A. Turkstra

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                Nooruddin Veerjee

                                POWER OF ATTORNEY


         The undersigned director of Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, David M. Goldstein, David E. Gooding, and William M. Hurst and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for him and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any life insurance and annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 20th day of March, 1998.

                         ------------------------------
                                Robert A. Watson